The registrant is submitting this draft registration statement confidentially as an "emerging growth company" pursuant to Section 6(e) of the Securities Act of 1933, as amended. As submitted confidentially to the Securities and Exchange Commission on August 9, 2019

Registration Statement No. 333-

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Angel Oak Mortgage, Inc.
(Exact Name of Registrant as Specified in Its Governing Instruments)

Angel Oak Mortgage, Inc.
3344 Peachtree Road, Suite 1725
Atlanta, Georgia 30326
(404) 953-4900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Dory Black
Angel Oak Mortgage, Inc.
3344 Peachtree Road NW, Suite 1725
Atlanta, Georgia 30326
(404) 953-4900
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
J. Gerard Cummins Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Tel (212) 839-5300 Fax (212) 839-5599	Andrew S. Epstein Jason D. Myers Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000 Fax (212) 878-8375

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the registration statement becomes effective.

            If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

            If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(1)

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock subject to the underwriters' over-allotment option.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                            , 2019

Prospectus

Shares

Angel Oak Mortgage, Inc.

Common Stock

           This is our initial public offering. We are offering                 shares of our common stock, $0.01 par value per share (our "common stock"). We expect that the initial public offering price will be between $             and $             per share. Prior to this offering, there has been no public market for shares of our common stock. We intend to apply to have our common stock listed on the New York Stock Exchange (the "NYSE") under the symbol "         ."

           We are a real estate finance company focused on acquiring and investing in newly-originated first lien "non-qualified" mortgage loans ("non-QM loans") and other mortgage-related assets in the U.S. mortgage market. We are externally managed by Falcons I, LLC, an affiliate of Angel Oak Capital Advisors, LLC. Our objective is to generate attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles. We commenced operations in September 2018 and are organized as a Maryland corporation. As of March 31, 2019, we had total assets of approximately $229.5 million, including a $106.5 million portfolio of non-QM loans and other target assets.

           We intend to elect and qualify to be taxed as a real estate investment trust (a "REIT") for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2018. Subject to certain exceptions, our charter provides that no person may beneficially or constructively own shares of stock in excess of 9.8% in value or in number of shares, whichever is more restrictive. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See "Description of Stock — Restrictions on Ownership and Transfer."

           We are an "emerging growth company" as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See "Summary — Implications of Being an Emerging Growth Company."

           Concurrently with the completion of this offering, Falcons I, LLC, our Manager, as well as certain members of senior management of Angel Oak, will invest an aggregate of $              million in a private placement of shares of our common stock at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions) (the "private placement").

           See "Risk Factors" beginning on page 43 to read about certain factors you should consider before making a decision to invest in our common stock.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)
Angel Oak Capital Advisors, LLC has agreed to pay the underwriting discounts and commissions in connection with this offering. Please see the section entitled "Underwriting" for a complete description of the compensation payable to the underwriters.

(2)
Angel Oak Capital Advisors, LLC has agreed to pay all of our expenses incurred in connection with this offering. Please see the section entitled "Underwriting" for more information.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

           The underwriters have the option to purchase up to an additional                 shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions, exercisable at any time or from time to time within 30 days after the date of this prospectus, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock on or about                          ,          .

Wells Fargo Securities	BofA Merrill Lynch	Morgan Stanley	UBS Investment Bank

Prospectus dated              ,

          Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

          Unless the context otherwise requires or indicates, the terms "we," "us," "our" and "our company" refer to Angel Oak Mortgage, Inc., a Maryland corporation, and its subsidiaries (except that, prior to the completion of this offering, the private placement and our formation transactions (as described below), unless the context otherwise requires or indicates, "we," "us," "our" and "our company" may also refer to Angel Oak Mortgage Fund); the term "Angel Oak Mortgage Fund" refers to Angel Oak Mortgage

i

Fund, LP, a private investment fund formed in February 2018 that, prior to the completion of this offering, the private placement and our formation transactions, owns all of the common stock of Angel Oak Mortgage, Inc.; the term "Manager" refers to Falcons I, LLC, our external manager; the term "Angel Oak Companies" refers to Angel Oak Companies LLC; the term "Angel Oak Capital" refers to Angel Oak Capital Advisors, LLC; the term "Angel Oak Mortgage Lending" refers collectively to Angel Oak Mortgage Solutions, Angel Oak Home Loans and Angel Oak Commercial Lending; the term "Angel Oak Mortgage Solutions" refers to Angel Oak Mortgage Solutions LLC; the term "Angel Oak Home Loans" refers to Angel Oak Home Loans LLC; the term "Angel Oak Commercial Lending" refers to Angel Oak Commercial Lending, LLC, Angel Oak Prime Bridge, Angel Oak Commercial Bridge and Cherrywood Mortgage; the term "Angel Oak Prime Bridge" refers to Angel Oak Prime Bridge, LLC; and the term "Angel Oak Commercial Bridge" refers to Angel Oak Commercial Bridge, LLC; the term "Cherrywood Mortgage" refers to Cherrywood Mortgage, LLC.

          The term "Angel Oak" refers collectively to Angel Oak Capital and its affiliates, including our Manager, Angel Oak Companies and Angel Oak Mortgage Lending; and the term "AOMT" refers to Angel Oak Mortgage Trust I, LLC, Angel Oak's securitization platform, including its subsidiaries. In certain instances, references to our Manager and services to be provided to us by our Manager may also include services provided by Angel Oak Capital or its affiliates from time to time.

          The term "stock" refers, unless the context requires otherwise, to all classes or series of stock of Angel Oak Mortgage, Inc.

Market Data

          We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled "Summary" and "Business." Such market data and industry forecasts and projections have been taken from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Forecasts, projections and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding our forward-looking statements in this prospectus. See "Special Note Regarding Forward-Looking Statements."

GLOSSARY

          This glossary highlights some of the industry and other terms that we use elsewhere in this prospectus and is not a complete list of all the defined terms used herein.

          "ABS" means securities collateralized by a pool of assets, such as loans, credit card debt, royalties or receivables, but typically excluding mortgages.

          "Agency" means a U.S. government agency, such as Ginnie Mae, or a federally chartered corporation, such as Fannie Mae or Freddie Mac, which guarantees payments of principal and interest on MBS.

          "Agency RMBS" means residential mortgage-backed securities for which an Agency guarantees payments of principal and interest on the securities.

          "Alt-A mortgage loans" mean residential mortgage loans made to borrowers whose qualifying mortgage characteristics do not conform to Agency underwriting guidelines, but whose borrower characteristics may. Generally, Alt-A mortgage loans allow homeowners to qualify for a mortgage loan with reduced or alternate forms of documentation. The credit quality of an Alt-A borrower generally exceeds the credit quality of subprime borrowers.

          "Angel Oak" means collectively Angel Oak Capital Advisors, LLC and its affiliates, including our Manager, Angel Oak Companies and Angel Oak Mortgage Lending.

          "A-Note" means a senior interest in a mortgage loan secured by a first mortgage on a single large commercial property or group of related commercial properties. A-Notes have a senior right to receive interest and principal related to the mortgage loan.

          "ATR rules" means the Ability-to-Repay rules under the Truth-in-Lending Act established by the CFPB pursuant to authority granted under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which rule, among other matters, requires lenders to make a reasonable and good faith determination of a borrower's ability to repay when underwriting a new mortgage, including documenting and verifying income and assets, as well as other factors.

          "B-Note" means an interest in a loan secured by a first mortgage on a single large commercial property or group of related commercial properties and that is subordinated in right of payment to an A-Note, which is a senior interest in such loan.

          "CFPB" means the Consumer Financial Protection Bureau, an agency of the U.S. government responsible for consumer protection in the financial sector.

          "CMBS" means mortgage-backed securities that are secured by interests in a single commercial real estate loan or a pool of mortgage loans secured by commercial properties.

          "Commercial bridge loans" mean, generally, floating rate whole loans secured by first priority mortgage liens on the commercial real estate made to borrowers seeking short-term capital (typically with terms of up to five years) to be used in the acquisition, construction or redevelopment of commercial properties. This type of bridge financing enables the borrower to secure short-term financing while improving the commercial property and avoid burdening it with restrictive long-term debt.

          "Commercial real estate loans" mean, with respect to our target assets, senior mortgage loans, commercial bridge loans, mezzanine loans, B-Notes, construction loans and small balance commercial real estate loans.

          "Conforming residential mortgage loans" mean residential mortgage loans that conform to the underwriting guidelines of a GSE.

          "Construction loans" mean short-term mortgage loans secured by first priority mortgage liens on the real estate used to finance the cost of construction or rehabilitation of commercial properties, and are typically disbursed over time as construction progresses.

          "Consumer loans" mean loans made to individuals for personal, family or household purposes (such as auto loans, credit cards and student loans).

          "CRT securities" mean risk-sharing instruments issued by GSEs, or similarly structured transactions arranged by third-party market participants, that transfer a portion of the risk associated with credit losses within pools of conventional residential mortgage loans to investors such as us. Unlike Agency RMBS, full repayment of the original principal balance of CRT securities is not guaranteed by a GSE; rather, "credit risk transfer" is achieved by writing down the outstanding principal balance of the CRT securities if credit losses on the related pool of loans exceed certain thresholds. By reducing the amount that issuers are obligated to repay to holders of CRT securities, the issuers of CRT securities are able to offset credit losses on the related pool of loans.

          "DTI" means debt-to-income ratio, which is calculated as a borrower's monthly debt payments, divided by the borrower's monthly gross income.

          "Fannie Mae" means the Federal National Mortgage Association, a federally chartered corporation.

          "Freddie Mac" means the Federal Home Loan Mortgage Corporation, a federally chartered corporation.

          "Ginnie Mae" means the Government National Mortgage Association, a wholly-owned corporate instrumentality of the United States within the U.S. Department of Housing and Urban Development.

          "GSE" means a government-sponsored enterprise. When we refer to GSEs, we mean Fannie Mae or Freddie Mac.

          "Investment property loans" mean mortgage loans made on portfolios of residential rental properties.

          "Jumbo prime mortgage loans" mean residential mortgage loans that do not conform to GSE underwriting guidelines, primarily because the mortgage balance exceeds the maximum amount permitted by such underwriting guidelines.

          "LTV" means loan-to-value ratio, which is calculated for purposes of this prospectus as the outstanding principal amount of a loan plus any financing that is pari passu with or senior to such loan at the time of acquisition, divided by the applicable real estate value at acquisition of such loan. The real estate value reflects the results of third-party appraisals obtained by the selling mortgage companies prior to the loan closing.

          "MBS" means mortgage-backed securities that are secured by interests in a pool of mortgage loans secured by property.

          "Mezzanine loans" mean loans made to commercial property owners that are secured by pledges of the borrowers' ownership interests, in whole or in part, in entities that directly or indirectly own the properties, such loans being subordinate to whole loans secured by first or second mortgage liens on the properties themselves. Mezzanine loans may be structured as preferred equity investments which provide substantively the same rights for the lender but involve the lender holding actual equity interests with preferential rights over the common equity.

          "Mortgage loans" mean loans secured by real estate with a right to receive the payment of principal and interest on the loans (including servicing fees).

          "MSRs" mean mortgage servicing rights. MSRs represent the right to service mortgage loans, which involves activities such as collecting mortgage payments, escrowing and paying taxes and insurance premiums and forwarding principal and interest payments to the mortgage lender. In return for providing these services, the holder of an MSR is entitled to receive a servicing fee, typically specified as a percentage (expressed in basis points) of the serviced loan's unpaid principal balance. An MSR is made up of two components: a basic fee and an "excess MSR." The basic fee is the amount of compensation for the performance of servicing duties (including advance obligations), and the excess MSR is the amount that exceeds the basic fee.

          "non-Agency RMBS" means RMBS that are not issued or guaranteed by an Agency or a GSE.

          "non-QM loans" mean residential mortgage loans that do not satisfy the requirements for QM loans, including "exempt loans," such as "Investor" loans made to real estate investors and originated by Angel Oak Mortgage Lending that do not need to meet the ATR rules. For more information on "Investor" loans, see "Summary — Our Strategy."

          "QM loans" mean residential mortgage loans that comply with the ATR rules and related guidelines of the CFPB.

          "Residential bridge ('fix and flip') loans" mean short-term residential mortgage loans secured by a first priority security interest in non-owner occupied single family or multi-family residences, which loans are typically used in the acquisition and re-development of the residences with a view to the borrowers selling the residences.

          "Residential mortgage loans" mean, with respect to our target assets, non-QM loans, QM loans, conforming residential mortgage loans, second lien mortgage loans, residential bridge ('fix and flip') loans, investment property loans, jumbo prime mortgage loans, Alt-A mortgage loans and subprime residential mortgage loans.

          "RMBS" means mortgage-backed securities that are secured by interests in a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade or unrated.

          "Second lien mortgage loans" mean residential mortgage loans that are subordinate to the primary or first lien mortgage loans on a residential property.

          "Senior mortgage loans" mean commercial real estate loans secured by first mortgage liens on commercial properties, which loans may vary in duration, may bear interest at fixed or floating rates and may amortize, and typically require balloon payments of principal at maturity.

          "Small balance commercial real estate loans" mean commercial real estate loans that typically range in original principal amounts of between $250,000 and $15 million.

          "Subprime residential mortgage loans" mean residential mortgage loans that do not conform to GSE underwriting guidelines. These lower standards permit loans to be made to borrowers having low credit scores and/or imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), loans with no income disclosure or verification and loans with high LTVs.

          "U.S. Risk Retention Rules" mean the SEC's credit risk retention rules that generally require the sponsor of asset-backed securities to retain not less than 5% of the credit risk of the assets collateralizing the issuer's securities. For more information, see "Business — Our Financing Strategies and Use of Leverage — Risk Retention."

          "UPB" means unpaid principal balance of a mortgage loan.

          "WAC" means weighted average coupon, which is the weighted average interest rate of the mortgage loans underlying the indicated investment.

          "Whole loans" mean direct investments in whole residential mortgage loans, as opposed to investments in other structured products that are backed by such loans.

v

SUMMARY

          This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before making a decision to invest in our common stock. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus. For a description of certain industry terms used in this prospectus, see "Glossary" beginning on page (iii).

          Unless the context otherwise requires or indicates, the information in this prospectus assumes: (1) our formation transactions (as described below) have been, or will be, completed prior to, or concurrently with, the completion of this offering and the private placement; (2) the shares of our common stock sold in this offering and the private placement are sold at $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus; and (3) no exercise of the underwriters' over-allotment option.

Our Company

          Angel Oak Mortgage, Inc. is a real estate finance company focused on acquiring and investing in first lien non-QM loans and other mortgage-related assets in the U.S. mortgage market. Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. This origination platform operates through wholesale and retail channels and has a national origination footprint. We also opportunistically invest in other residential mortgage loans, commercial real estate loans, RMBS and CMBS, and other mortgage-related assets, which, together with non-QM loans, we refer to in this prospectus as our target assets. Our objective is to generate attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

          We commenced operations in September 2018 and have raised $              million in equity commitments since then. As of March 31, 2019, we had total assets of approximately $229.5 million, including a $106.5 million portfolio of non-QM loans and other target assets, which were financed with a term securitization as well as with in-place loan financing lines and securities repurchase facilities with a combination of global money center and large regional banks. Our portfolio consists primarily of mortgage loans and mortgage-related assets that have been underwritten in-house by Angel Oak Mortgage Lending, and are subject to Angel Oak Mortgage Lending's rigorous underwriting guidelines and procedures. As of March 31, 2019, the loans underlying our portfolio of RMBS had a weighted average FICO score of 712 and a weighted average LTV of 78%. During the quarter ended March 31, 2019, we generated a return on average equity of 5.0%, which was comprised of a combination of net interest margin and gains on sale resulting from our contribution of mortgage assets to a securitization during the quarter. Our return on average equity during the quarter ended March 31, 2019 may not be indicative of our return on average equity in the future and our past performance may not be indicative of our future results.

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Internal Revenue Code of 1986 (the "Code"), and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We also intend to operate our business in a manner that will allow us to maintain our exclusion from regulation as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Our Manager and its Operating Platform

          Since we commenced operations, we have been externally managed and advised by our Manager, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and an affiliate of Angel Oak. Angel Oak is a leading alternative credit manager with market leadership in mortgage credit that includes asset management, lending and capital markets. Angel Oak Capital was established in 2009 and had approximately $9.8 billion in assets under management as of January 31, 2019, across private credit, multi-strategy funds, separately managed accounts and mutual funds, including $7.2 billion of mortgage-related assets. Angel Oak Mortgage Lending is a market leader in non-QM loan production and, as of March 31, 2019, had originated over $4.9 billion in total non-QM loan volume since its inception in 2011. AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and has issued approximately $3.2 billion in such securities through ten offerings as of March 31, 2019 — making AOMT among the largest issuers of such securities since 2015. Angel Oak managed entities have retained subordinated bonds from these transactions and, as of March 31, 2019, these investments have exhibited strong credit performance, with delinquency rates greater than 60 days representing less than 1.5% of such portfolio. Angel Oak is headquartered in Atlanta and has over 650 employees across its enterprise.

          Through our relationship with our Manager, we benefit from Angel Oak's vertically integrated platform and in-house expertise, providing us with the resources that we believe are necessary to generate attractive risk-adjusted returns for our stockholders. Angel Oak Mortgage Lending provides us with proprietary and ongoing access to non-QM loans, as well as transparency over the underwriting process and the ability to acquire loans with our desired credit and return profile. In addition, we believe we have significant competitive advantages due to Angel Oak's experience in the mortgage industry, analytical investment tools, extensive relationships in the financial community, financing and capital structuring skills, investment surveillance capabilities and operational expertise.

          Our Manager is led by a cycle-tested team of professionals, each with over 15 years of experience in the finance and mortgage business sectors, including Robert Williams, our Chief Executive Officer and the Chief Executive Officer of our Manager, Brandon Filson, our dedicated Chief Financial Officer and Treasurer, Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies, and Namit Sinha, Head of Mortgage Strategies of Angel Oak. Our Manager's senior management team is supported by approximately 75 employees, across Angel Oak Capital's executive, portfolio management, capital markets, operations, risk, compliance, and sales and marketing teams. Further, our Manager benefits from access to Angel Oak Mortgage Lending's over 450 employees across its platform.

Angel Oak's Proprietary Mortgage Lending Platform

          Angel Oak operates a comprehensive mortgage lending platform that is a leading originator of non-QM loans, which provides us access to assets to pursue our strategy. The mortgage lending platform was created in 2011 and serves an integral role in Angel Oak's residential mortgage credit strategy and third-party fund complex by sourcing mortgage assets as well as allowing for transparency and control of the underwriting and origination process. Angel Oak Mortgage Lending's strategy is focused on originating high quality residential mortgage loans that are acquired by various Angel Oak managed entities, including us, creating alignment with Angel Oak and our Manager. Further, the mortgage lending platform is led by Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies.

          Through our Manager's relationship with Angel Oak Mortgage Lending, we are able to utilize an "originator model" of sourcing loans, which we believe provides tangible value and differentiation compared to an "aggregator model" that is dependent on third-party origination and underwriting. The originator model allows for verification of the credit underwriting process instead of outsourcing this critical function, and provides the ability to create a desired credit and return profile at the source. Moreover, this model provides for the ability to quickly adapt and customize the collateral profile depending on market conditions. We believe that the originator model has been well-received by market participants, including rating agencies and senior bond buyers of securitizations sponsored by Angel Oak managed entities, and it demonstrates a strong alignment of interests with regard to credit quality given the retention of junior bonds by Angel Oak managed entities. Furthermore, we believe that our access to Angel Oak Mortgage Lending's robust origination platform also differentiates us among most other U.S. public mortgage REIT peers by providing us with the ability to pursue our primary strategy focused on non-QM loans.

          Angel Oak Mortgage Lending originated over $2.2 billion in non-QM loans for the year ended December 31, 2018 and over $559.6 million in non-QM loans for the quarter ended March 31, 2019. The mortgage lending platform has a diverse product offering of non-QM loans as well as a national origination footprint through its wholesale and retail channels, as described below.

  Wholesale Channel (Angel Oak Mortgage Solutions)

  •
  "Business-to-business" strategy that sources loans through a network of over 2,700 approved brokers, representing approximately 15% of the estimated 18,000 mortgage brokers in the United States, consisting of mortgage banks, credit unions, banks, and other entities throughout the country that refer loans to Angel Oak Mortgage Solutions. Employs state-of-the-art technology to streamline operations and deliver seamless and efficient service to partners.

  •
  Represented approximately 84% and 91% of Angel Oak Mortgage Lending's non-QM loan volume for the year ended December 31, 2018 and the quarter ended March 31, 2019, respectively.

  Retail Channel (Angel Oak Home Loans)

  •
  "Direct consumer access" strategy that utilizes a traditional retail model focused on home purchase lending business through its 32 local offices in various states throughout the United States. Provides licensed mortgage advisors with the tools necessary to build and sustain a loyal referral network, which typically consists of realtors, builders, financial planners, certified public accountants, clients, family members and friends.

  •
  Represented approximately 16% and 9% of Angel Oak Mortgage Lending's non-QM loan volume for the year ended December 31, 2018 and the quarter ended March 31, 2019, respectively.

          Angel Oak Mortgage Lending also has a commercial real estate lending channel, Angel Oak Commercial Lending, which has been an active originator of commercial bridge loans across the United States as well as a direct portfolio lender of small balance commercial real estate loans. Our Manager is able to access the commercial real estate lending channel in a similar manner to the residential wholesale and retail channels, providing us with a direct ability to competitively invest in various commercial real estate loans that are complementary to our non-QM strategy.

Angel Oak Mortgage Lending's Platform Would be Difficult to Replicate

  •
  Substantial capital investment and significant resources have been devoted to the mortgage lending platform since 2011, building a leading non-QM lender in the United States.

  •
  We believe that Angel Oak Mortgage Lending's experience and reputation in the industry create strong relationships with its mortgage broker clients, which are the primary source of non-QM loan opportunities. These clients generally originate a small percentage of their total volume in non-QM loans, and therefore often seek a partner with strong customer service levels that can seamlessly close loans. These client relationships have been built over years and span the clients' senior management teams, loan officers and support staffs.

  •
  Relationships with a network of brokers provide a continual flow of loans on a programmatic basis, which we believe compares favorably to many of our competitors that do not have the operating infrastructure to source loans in the same manner. Instead, many of our competitors purchase loans on a "bulk" or "mini-bulk" basis, which is subject to inconsistent loan flow and credit profiles.

  •
  We believe that Angel Oak Mortgage Lending's "boots on the ground" in its retail channel provides us with deep insight into residential mortgage lending as well as the ability to identify trends in real time.

Our Strategic Affiliation with Angel Oak

Investment from Angel Oak Creates a Strong Alignment of Interests

          Concurrently with the completion of this offering, our Manager as well as certain members of senior management of Angel Oak, will invest an aggregate of $              million in the private placement to purchase             shares of our common stock (assuming an initial public offering price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus) at a price per share equal to the initial public offering price per share of our common stock sold in this offering (without the payment of any underwriting discounts or commissions). We believe that the significant investment and ownership by our Manager and the members of senior management of Angel Oak participating in the private placement will further align our Manager's interests and the interests of Angel Oak executives with those of our stockholders. These investments, combined with the grants of shares of restricted stock to our directors, director nominees and executive officers that we intend to make in connection with this offering, will result in our Manager, certain members of senior management of Angel Oak and our directors, director nominees and executive officers owning an aggregate of approximately         % of the outstanding shares of our common stock upon the completion of this offering, the private placement and our formation transactions (based on the mid-point of the price range indicated on the front cover page of this prospectus). Our Manager and the members of senior management of Angel Oak participating in the private placement have agreed for a period of           days after the date of this prospectus, and our directors, director nominees and executive officers have agreed for a period of           days after the date of this prospectus, not to sell or otherwise transfer, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock owned by them at the completion of this offering, the private placement and our formation transactions or thereafter acquired by them, subject to specified exceptions, without the prior written consent of the representatives of the underwriters. In addition, Angel Oak Capital has agreed to pay all of our expenses incurred in connection with this offering, including the underwriting discounts and commissions payable to the underwriters in this offering, eliminating stockholder dilution from such expenses. See "Underwriting."

Leveraging Angel Oak's In-House Capabilities and Proprietary Mortgage Infrastructure

          We benefit from our Manager's ability to draw on the knowledge, resources, and relationships of Angel Oak, which has an 11-year history in mortgage credit investments. Angel Oak has deep experience originating loans with desired credit and return profiles and utilizing prudently structured financing. Angel Oak's in-house expertise also extends beyond non-QM loans to include commercial real estate, structured credit with an emphasis on MBS, as well as corporate debt, enabling a holistic view of financial markets. Our Manager has direct access to Angel Oak's platform and mortgage credit resources, providing our Manager with the ability to identify trends and to access Angel Oak's deep market knowledge and operational expertise. Further, our Manager's relationship with Angel Oak creates the ability for our Manager to source, acquire, finance and securitize, and manage target assets on our behalf.

          Through our Manager's relationship with Angel Oak, we have direct access to the following value-added services:

  •
  Mortgage Sourcing — Consists of 237 sales professionals across Angel Oak Mortgage Lending as of March 31, 2019. The wholesale channel has expertise in educating originators regarding Angel Oak's non-QM loan origination "best practices," building loan officer relationships at the local level and spreading awareness of program availability. The retail channel leverages its referral network to access origination volume and utilizes a "grass roots" marketing approach to further grow brand awareness.

  •
  Mortgage Underwriting — Consists of over 40 underwriters in Angel Oak Mortgage Lending as of March 31, 2019. The in-house team serves as a centralized function for the lending platform and ensures that the loans we acquire are subject to high quality underwriting standards and requirements, including the assessment and documentation of the borrower's ability to repay under the ATR rules. Underwriters have access to a comprehensive set of tools and training to assist in their loan evaluation. All loans are subject to incremental review and oversight through in-house pre-closing quality control, a post-closing review by a third-party due diligence firm and investor due diligence in connection with securitization transactions.

  •
  Portfolio Management and Monitoring — Consists of 25 individuals in Angel Oak Capital as of March 31, 2019, with expertise across all segments of mortgage and structured credit. The team has access to proprietary analytical models and investment infrastructure developed by Angel Oak Capital, and utilizes a quantitative assessment of interest rate risk, prepayment risk and, where applicable, credit risk, both on a portfolio-wide basis and an asset-by-asset basis. The asset management process relies on the sophisticated quantitative tools and methodologies that are the foundation of Angel Oak's investment technique and asset surveillance. These tools enable our Manager to make its asset selection and monitoring decisions.

  •
  Capital Markets — Angel Oak Capital is focused on optimizing capital efficiency. The capital markets team has significant experience in non-QM loan securitizations and manages all Angel Oak financing facilities. Further, the capital markets team is able to leverage Angel Oak's relationships with leading financial institutions to increase the overall number of financing counterparties available to us.

  •
  Business Operations — Our Manager is supported by Angel Oak Capital, which provides an efficient method of accessing institutional-quality services for key operational functions, such as finance, accounting, legal, compliance, risk, information technology, cyber security, human resources, marketing and other services.

Access to Angel Oak Mortgage Trust Securitizations

          AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities with an established track record and consistent and growing investor base. We, along with other Angel Oak managed entities, have participated together in AOMT non-QM securitizations. In particular, in March 2019, we entered into a securitization transaction of a pool of residential mortgage loans, a substantial majority of which were non-QM loans, secured primarily by first or second liens on one-to-four family residential properties. In the transaction, Angel Oak Mortgage Trust I 2019-2 ("AOMT 2019-2") issued approximately $620.9 million in bonds. We served as the "sponsor" (as defined in the U.S. Risk Retention Rules) of the transaction and contributed non-QM loans with a carrying value of approximately $255.7 million. Growth in Angel Oak Mortgage Lending and Angel Oak managed entities has allowed AOMT to issue securities with greater frequency and in larger deal sizes, enabling economies of scale related to transaction costs. We believe this steady, periodic issuances help increase liquidity and provide transparency into collateral performance, which has garnered positive bond holder sentiment.

          Angel Oak Capital's portfolio management team has worked with Angel Oak Mortgage Lending to provide attractive collateral backing AOMT securitizations. AOMT's securitizations have maintained generally consistent weighted average credit score, DTI and LTV metrics since 2016. In addition, the percentage of (1) loans made to "bank statement borrowers," and (2) "Investor" loans, each of which is described below under "— Our Strategy," has increased since 2016. Approximately 64.4% of the collateral in AOMT 2019-2 consisted of loans made to "bank statement borrowers" or "Investor" loans. Furthermore, geographic representation has remained diverse and the average deal size has generally increased in conjunction with origination volumes over time.

          Performance of AOMT's securitizations has reflected Angel Oak's disciplined underwriting practices and driven continued demand for AOMT new issuance. As of March 31, 2019, delinquency rates greater than 60 days across all of AOMT's securitizations represented less than 1.5% of the current unpaid principal balances of the loans in such securitizations, and such securitizations have experienced losses aggregating 0.01% of the original unpaid principal balances of the loans contributed to such securitizations.

Market Opportunity

          We believe that the experience and resources of Angel Oak, including our Manager, position us to capitalize on opportunities resulting from the following market conditions:

Non-QM Loans Have Significant Runway for Continued Growth

          Total residential first lien mortgage volume in the United States broadly falls into three categories, with a majority of the volume from 1990 to 2018 consisting of Agency loans and jumbo prime mortgage loans. The remainder of origination volume during this period has been facilitated by private capital investors ("Private Capital Volume"). As a provider of private capital to the residential mortgage market, primarily through non-QM loans, our opportunity lies in this segment of the market.

          According to Inside Mortgage Finance, Private Capital Volume accounted for approximately 9% to 14% of total residential first lien mortgage volume for the 14 years prior to the "bubble years" of 2004 to 2007. Following the financial crisis in 2008 to 2009, Private Capital Volume declined to approximately 0.6% of total residential first lien mortgage volume in 2009, and has gradually increased to approximately 2.8% of total residential first lien mortgage volume in 2018. Over the same period, the total residential first lien mortgage market volume has ranged from $1.3 trillion to $2.1 trillion. With the increased demand for, and growing acceptance of, private capital loan products, including non-QM loans, we believe Private Capital Volume should continue to increase over time. We believe Angel Oak Mortgage Lending's position as a market leader in non-QM loan production will enable us to capitalize on growing Private Capital Volume.

 Private Capital as a Percentage of Total Market Volume

Source: Inside Mortgage Finance Publications, Inc.

          We believe underlying demand for non-QM loans has primarily been driven by loan officers and borrowers becoming more educated and familiar with non-QM loan products. Recent loan officer education has been bolstered by lower refinance volume since December 2016, which we believe has driven loan officers to seek new products to support origination volume. We believe that Angel Oak Mortgage Lending is well-positioned to participate as a market leader in the potential growth in the non-QM loan market as it continues to educate loan officers of the benefits and opportunities related to non-QM loans. We also believe that Angel Oak Mortgage Lending's regular interaction with loan officers and other market participants provides it with valuable insight and direct market feedback, enabling Angel Oak to capitalize on opportunities in the non-QM segment.

Angel Oak Mortgage Lending Provides Borrowers with Access to Non-QM Mortgage Products

          Beginning on January 10, 2014, residential mortgage originators became subject to lending standards established by the CFPB pursuant to authority granted under the Dodd-Frank Act. Central to the updated lending standards are the ATR rules, which require mortgage lenders to make a reasonable, good faith determination of each borrower's ability to repay a loan without selling the property. A lender who fails to comply with the ATR rules could be liable for all finance charges and fees paid by the borrower, legal costs, and other applicable damages unless the lender demonstrates that such failure to comply was not material. With respect to mortgage loans originated to the standards of QM loans, such loans that are not "higher-priced" are provided a safe harbor, whereas loans that are higher-priced are given a rebuttable presumption of compliance with the ATR rules, provided that certain requirements are met. Further, lenders that originate mortgage loans to the standards of QM loans are granted a safe harbor from litigation if borrowers default, provided that certain requirements are met. Any loan that fails to meet these strict criteria and falls outside the parameters is deemed "non-QM."

          Non-QM loans have become an increasingly important component of the residential mortgage market since first being offered in 2014, which we believe is being driven in large part by higher-quality borrowers continuing to be left behind because they fall outside the stringent QM loan standards. Angel Oak Mortgage Lending's non-QM loan products are designed to provide financing to higher-quality non-QM loan borrowers, including bank statement borrowers, just missed DTI borrowers, high net worth borrowers, real estate investors and prior credit event borrowers. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs.

Non-QM Criteria Incorporates Lessons Learned from the Financial Crisis

          We believe that non-QM loans should not be compared to non-Agency loans issued prior to the financial crisis. As shown in the table below, the underwriting standards relating to these two types of loans are vastly different, as the underwriting process has been transformed because of regulatory changes and enhanced lender oversight, resulting in better quality borrowers being subject to heightened underwriting requirements. Today, originators use fraud risk tools that did not exist in the pre-crisis period. These tools flag misrepresentations, undisclosed property and occupancy fraud and undisclosed debt. In the pre-crisis period, loan officers were incentivized to close loans to generate volume and were able to influence the appraisal process. Originators now use independent third-party appraisal management companies to maintain appraiser independence. In addition, all loans now require full documentation to prove the borrower's ability to repay, as required by the ATR rules, compared to the pre-crisis acceptance of low or no documentation. Further, most non-QM loans generally include a significant equity buffer, as most loans have an LTV of less than 80%.

Illustrative Loan Characteristics

Loan Origination Year	LTV	Income	Reserves	Appraisal
2007 Alt A	Up to 100%	80% stated/no-doc	No	Loan officer in charge of the appraisal process
2007 Subprime	Up to 100%	50% full doc	No	Loan officer in charge of the appraisal process
2018 Non-QM	Generally, LTVs less than 80%	ATR Rules	Yes	Appraisal provided by independent 3rd party, ordered by the lender

Growing Non-QM Securitization Market Supports Strategy and Financial Performance

          From December 31, 2014 to March 31, 2019, a total of 74 non-QM securitization transactions have been executed, generating cumulative issuance volume of approximately $24.1 billion in the non-QM securitization market. Growth of the non-QM securitization market during this period has provided, and we expect will continue to provide, us and Angel Oak Mortgage Lending with significant benefits. As the non-QM securitization market has grown, rating agencies have entered the space, providing third-party assessments on the quality of collateral and helping investors gain comfort around the asset class, which we believe has led to increased demand for new issuance. AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and its issuances have benefited from increased demand and a larger, more liquid market. We believe that ongoing access to a growing non-QM securitization market will continue to enable us to execute our strategy, as we expect it to provide us with attractive term financing for our mortgage loans and the opportunity to retain securities that we believe contribute in providing attractive risk-adjusted returns for our stockholders. Furthermore, we expect this access to continue to enable us to grow our asset base, use our capital efficiently and achieve what we believe to be an attractive leverage profile for our stockholders.

Market Supported by Favorable Macroeconomic Trends

          The U.S. residential credit market in which we invest is supported by strong macroeconomic trends, favorable sector-level supply and demand dynamics and a healthy borrower base.

  •
  Consumer is Healthy — The financial health of U.S. households has improved markedly from 2009 to 2018. U.S. households have de-levered substantially from the peak levels leading up to and following the financial crisis. Total mortgage debt to home equity has decreased to levels prior to the financial crisis, reaching less than 1.0x at year-end 2018 for the first time since 2005. Further, limited debt growth combined with income growth has resulted in declining household debt to income, and household net worth has increased roughly 92% from the beginning of 2009 through the end of 2018. The combination of lower leverage and increased net worth creates an attractive backdrop for the residential credit market.

  •
  Housing Supported by Balanced Supply and Demand Environment — The U.S. residential credit market benefits from stable home prices and low interest rates for home buyers. Following a volatile period during the financial crisis, the supply of residential homes for sale has remained constrained, with supply ranging between four months and 7.4 months from 2012 to 2018. Over the same period of time, home prices have appreciated. We believe that modest price appreciation indicates a healthy balance of supply and demand, which is favorable for the residential housing market in the long term. Furthermore, the U.S. Federal Reserve continues to remain accommodative, with interest rates below pre-financial crisis levels, creating an attractive environment for home buyers and facilitating stable lending volume.

Potential Reduction in GSE Footprint Creates Incremental Opportunity

          In connection with the implementation of the ATR rules, the GSEs were given a broad-based exemption from certain regulatory and compliance requirements relating to DTI, referred to as the "QM Patch." In 2018, approximately 16% of residential mortgage loans acquired by GSEs would be considered non-QM loans if it were not for the QM Patch. The QM Patch is set to expire in January 2021, creating an opportunity for policy makers to reduce the government's role, and bring more private capital into the residential mortgage market. There can be no assurance that the QM Patch will expire as scheduled or that we will benefit from the expected increase in the amount of private capital in the residential mortgage market.

          In addition, we believe a minor decrease in the maximum loan limit allowed by the GSEs would result in a meaningful shift of activity into the private sector. Furthermore, we believe a potential increase in ongoing guarantee fees, charged by GSEs to cover the credit risk and other costs incurred by GSEs when acquiring mortgages, could generate increased demand for non-QM loans.

Non-QM Lenders Benefit from More Limited Competition Due to Barriers to Entry

          The origination process for non-QM loans is substantially different from that required to originate Agency loans. Non-QM loans typically require more comprehensive upfront underwriting to ensure that a loan will meet specified credit and regulatory standards. This approach is a meaningful contrast to the typical methods of originating Agency loans, which are more commoditized in nature. In addition, non-QM loan volume constitutes a relatively small portion of the total loan volume that most Agency lenders produce. Accordingly, many Agency lenders have chosen to focus production on their core Agency products, which can be originated using existing operational infrastructure, and have formed relationships with experienced non-QM lenders, such as Angel Oak Mortgage Lending, to provide a competitive non-QM loan offering for their loan officers and borrowers.

Our Competitive Strengths

          We believe the following competitive strengths differentiate us and position us to implement our strategy:

Access to Angel Oak's Capabilities to Organically Create Attractive Investments that are Difficult to Replicate

          Angel Oak Mortgage Lending originated over $2.2 billion in non-QM loans for the year ended December 31, 2018 and over $559.6 million in non-QM loans for the quarter ended March 31, 2019. The lending platform is an integral component of Angel Oak's historical expertise in mortgage credit, and we believe will serve as a source of non-QM loans and other target assets with sufficient scale necessary for us to quickly and efficiently deploy our capital. We believe that our access to Angel Oak Mortgage

Lending's robust origination platform also differentiates us among most other U.S. public mortgage REIT peers by providing us with the ability to pursue our primary strategy focused on non-QM loans.

          Through our Manager's relationship with Angel Oak Mortgage Lending, we are able to utilize an "originator model" of sourcing loans, which we believe provides tangible value and differentiation compared to an "aggregator model" that is dependent on third-party origination and underwriting. Angel Oak Mortgage Lending has control over the credit underwriting process, the ability to source loans with our desired credit and return profile, as well as access to loans from a diverse geographic footprint and from a broad set of loan programs — enabling us to acquire and invest in loans with attractive relative value. Further, we believe the regulatory and operational burden of launching a mortgage company creates significant barriers to entry.

Angel Oak Provides Customized Solutions for Non-QM Loan Borrowers

          We believe there is an opportunity to generate attractive risk-adjusted returns by acquiring and investing in mortgage loans that solve the needs of a large population of higher-quality non-QM loan borrowers currently with limited access to Agency and traditional bank origination channels. We, through Angel Oak Mortgage Lending, provide non-QM loan borrowers with tailored loan products that also meet disciplined underwriting standards. Angel Oak Mortgage Lending originates loans that have low LTVs (generally in the range of 70% to 80%) and that have adequate borrower reserves in case of unexpected job loss or other contingencies across all programs. The combination of different loan programs leads to diversification by borrower profile and helps to mitigate risks in broad pools of loans. Our non-QM loan assets generally fall into the following three loan programs: "Just Missed Prime" loans, "Investor" loans, and "Non-Prime" loans. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs.

          Additionally, we believe that the disciplined underwriting standards of Angel Oak Mortgage Lending and the credit quality of the RMBS in our portfolio is reflected in the credit characteristics of the initial pool of mortgage loans securitized by AOMT 2019-2, a securitization for which we served as the "sponsor" (as defined in the U.S. Risk Retention Rules). The following charts provide additional information regarding the credit characteristics of the portfolio owned by AOMT 2019-2 as of March 31, 2019 based on the type of loan program utilized and do not include our other assets, including non-QM loans that we owned directly at such date.

 AOMT 2019-2 Characteristics

(1)
Total portfolio also includes Agency second lien mortgage loans with an unpaid principal balance of approximately $360,000 as of March 31, 2019.

In Place Portfolio Demonstrates Execution of our Strategy

          Since our commencement of operations in September 2018 through March 31, 2019, we have acquired $311.4 million of residential mortgage loans and commercial real estate loans, a substantial portion of which were sourced by Angel Oak Mortgage Lending. As of March 31, 2019, we have executed one rated securitization transaction and we had total assets of approximately $229.5 million, including a $106.5 million portfolio of non-QM loans and other target assets. During the quarter ended March 31, 2019, we generated a return on average equity of 5.0%, which was comprised of a combination of net interest margin and gains on sale resulting from our contribution of mortgage assets to a securitization during the quarter. Our return on average equity during the quarter ended March 31, 2019 may not be indicative of our return on average equity in the future and our past performance may not be indicative of our future results. We believe that our portfolio validates our strategy of making credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending.

          AOMT 2019-2's portfolio of non-QM loans includes "Just Missed Prime" loans made to "bank statement borrowers" who are underwritten using bank statement documentation. These "bank statement borrowers," who had weighted average FICO scores of 715 as of March 31, 2019, are self-employed and need an alternate income calculation. In addition, AOMT 2019-2's portfolio includes "Investor" loans made to professional real estate investors in connection with them purchasing, renting and managing investment properties. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs. Both of these types of borrowers have generally exhibited slower prepayment speeds, and collectively represented 64.4% of the portfolio owned by AOMT 2019-2 as of March 31, 2019, which does not include our other assets, such as non-QM loans that we owned directly at such date.

          As of March 31, 2019, our portfolio consisted predominantly of non-QM loans owned directly and underlying our RMBS issued by AOMT 2019-2, as well as $10.5 million of commercial real estate loans, representing approximately 9.8% of our portfolio of non-QM loans and other target assets. The following charts illustrate the quality and diversity of the loans in the portfolio owned by AOMT 2019-2 as of March 31, 2019, based on the product profile, borrower profile and geographic location and do not include our other assets, including non-QM loans that we owned directly at such date.

AOMT 2019-2 Characteristics

(1)
No state in "Other" represents more than a 3% concentration of the loans in the portfolio owned by AOMT 2019-2.

Target Assets Generate Attractive Risk-Adjusted Returns Across Interest Rate and Credit Cycles

          We intend to continue growing our portfolio by acquiring target assets that we believe will provide attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles. As of March 31, 2019, the portfolio of loans owned by AOMT 2019-2, a securitization for which we served as the "sponsor" (as defined in the U.S. Risk Retention Rules), had a WAC of 6.97%, which was over 200 basis points above the interest rates for 30-year fixed rate Agency loans as of the same date.

          We believe that non-QM loan borrower prepayment behavior is typically driven by factors beyond changes in interest rates alone, such as credit improvement and housing turnover. Accordingly, we believe the non-QM loans in the portfolio of loans owned by AOMT 2019-2 are less sensitive to prepayment risk if interest rates decline. Further, approximately 64.4% of the portfolio of loans owned by AOMT 2019-2 as of March 31, 2019 were made to "bank statement borrowers" and "Investor" loan borrowers, a group of borrowers that generally demonstrate a slower prepayment speed. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs.

          At the same time, our portfolio benefits from certain downside protections. As of March 31, 2019, over 98% of the portfolio of loans owned by AOMT 2019-2 were first lien on the underlying asset and such loans have strong credit characteristics with a weighted average FICO score of 712, a weighted average LTV of 78% and a weighted average DTI of 35%. As of March 31, 2019, delinquency rates greater than 60 days across all of AOMT's securitizations represented less than 1.5% of the current unpaid principal balances of the loans in such securitizations, and such securitizations have experienced losses aggregating 0.01% of the original unpaid principal balances of the loans contributed to such securitizations.

Leading Management Team with Extensive Experience in the Residential Mortgage Business

          We believe that the significant and diverse experience of our officers and members of the senior management team of our Manager and Angel Oak provides us with access to investment opportunities and management expertise across our target assets. Our Manager is led by a cycle-tested team of professionals, each with over 15 years of experience in the finance and mortgage business sectors. This group is led by Robert Williams, our Chief Executive Officer and the Chief Executive Officer of our Manager, Brandon Filson, our dedicated Chief Financial Officer and Treasurer, Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies, and Namit Sinha, Head of Mortgage Strategies of Angel Oak. Mr. Williams has more than 30 years of experience in the banking, investment banking and mortgage banking sectors and formerly served as a Senior Vice President with SunTrust Banks, Inc., where he was head of fixed income trading and research and managed a team that handled all treasury capital market functions, such as investment portfolio, funding and capital management. Mr. Filson has more than 15 years of experience in financial and accounting roles in the real estate sector and, prior to Angel Oak, was the Vice President and Real Estate Controller of iStar Inc. (NYSE: STAR) and Safehold Inc. (NYSE: SAFE), formerly Safety, Income and Growth, Inc., both publicly traded REITs. Mr. Prabhu has over 20 years of investment experience across residential and commercial strategies, including serving as the Chief Investment Officer of the investment portfolio at Washington Mutual Bank in Seattle. Mr. Fierman has over 20 years of investment experience and prior to Angel Oak Companies, founded SouthStar Funding, a national wholesale mortgage lender specializing in non-Agency mortgage products. Mr. Sinha has more than 15 years of experience in fixed income products including structured credit and, prior to Angel Oak, Mr. Sinha spent four years as Senior Vice President at Canyon Capital Advisors, where he was a leader in its residential loan trading business in addition to covering its structured products operations. We believe this experience enhances our ability to invest in our target assets across a range of interest rate and credit cycles.

Capital Markets Experience Assists in Cost of Capital Efficiencies

          Our Manager has access to Angel Oak Capital's portfolio management team, which has significant experience executing non-QM loan securitization transactions and manages all Angel Oak financing facilities. Our Manager is able to leverage Angel Oak's expertise and relationships with a large network of financial institutions, including by increasing the overall number of financing counterparties available to us. We have in-place loan financing lines with a combination of global money center and large regional banks, under which we had an aggregate of approximately $43.7 million of debt outstanding as of March 31, 2019. Our loan financing lines permit borrowings in an aggregate amount of up to $550 million, leaving approximately $506.3 million of capacity as of March 31, 2019. AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and has issued approximately $3.2 billion in such securities through ten offerings as of March 31, 2019 — making AOMT among the largest issuers of such securities since 2015.

Underwriting Approach Utilizes Multiple Layers of Quality Control

          The loans we acquire from Angel Oak Mortgage Lending are subject to disciplined underwriting and evaluation by Angel Oak Mortgage Lending's in-house team of over 40 underwriters, ensuring that our loans meet desired credit and return profiles. Regardless of the type of loan, the underwriting process is the same and consists of income and asset verification through tax documents or bank statements that are corroborated independently with available technology that goes directly to the source, such as the Internal Revenue Service (the "IRS") or a bank. Angel Oak Mortgage Lending uses fraud risk tools, which flag misrepresentation and fraudulent activity, such as IRS Form 4506T, Mortgage Electronic Registration Systems ("MERS") to identify undisclosed property and occupancy fraud and Credit GAP Reports to identify undisclosed debt. Further, the lending platform utilizes independent appraisal management companies to maintain appraiser independence by creating a wall between the appraisers and the loan officers. Moreover, a third-party due diligence firm reviews all of the loans and their supporting documents. Angel Oak Mortgage Lending's underwriting process has several layers of checks and balances, as well as incremental focus on credit quality from rating agencies and senior bond buyers of Angel Oak securitizations.

          After funding a loan, Angel Oak is in constant dialogue with the appropriate third-party servicer with regard to borrower patterns to further understand loan performance. The applicable third-party servicer handles daily servicing activities, including the collection of all interest and principal payments.

Investment Platform Fully Integrated with Angel Oak's Extensive Infrastructure

          Through our relationship with our Manager, we have access to Angel Oak, a leading alternative credit manager with market leadership in mortgage credit that includes asset management, lending and capital markets. We expect to leverage Angel Oak's vertically integrated platform and in-house expertise to generate attractive risk-adjusted returns for our stockholders. Angel Oak Capital had approximately $9.8 billion in assets under management as of January 31, 2019, across private credit, multi-strategy funds, separately managed accounts and mutual funds, including $7.2 billion of mortgage-related assets. Angel Oak Mortgage Lending is a market leader in non-QM loan production and, as of March 31, 2019, had originated over $4.9 billion in total non-QM loan volume since its inception in 2011. Further, AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and has issued approximately $3.2 billion in such securities through ten offerings as of March 31, 2019 — making AOMT among the largest issuers of such securities since 2015.

          We believe that the broad experience of Angel Oak provides a significant competitive advantage to us, contributes to the strength of our business, and enhances the quantity and quality of investment opportunities available to us. Our Manager has direct access to Angel Oak's platform and mortgage credit resources, providing our Manager with the ability to identify trends and to access Angel Oak's deep market knowledge and operational expertise. Our management team includes mortgage investment and lending professionals from Angel Oak's team of over 650 employees across its enterprise. We benefit from our Manager's ability to draw on the knowledge, resources and relationships of Angel Oak.

Our Strategy

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. This origination platform primarily operates through wholesale and retail channels and has a national origination footprint. We also opportunistically invest in other target assets as described below. We finance these loans through various financing lines on a short-term basis and ultimately seek to secure long-term securitization funding for our target assets. We expect to derive our returns primarily from the difference between the interest we earn on loans we make and our cost of capital, as well as the returns from bonds, including Risk Retention Securities (as defined below), that are retained after securitizing the underlying loan collateral, which we believe will lead to an attractive risk-adjusted return profile, across interest rate and credit cycles.

          We believe that access to Angel Oak's vertically integrated platform and in-house expertise provides our Manager with the resources we believe are necessary to source, acquire, finance and securitize and manage non-QM loans and other target assets with desired credit and return profiles. Furthermore, we believe that Angel Oak's platform and mortgage credit resources provide our Manager with the ability to identify trends and to access Angel Oak's deep market knowledge and operational expertise. Although our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from

Angel Oak Mortgage Lending, we may also acquire non-QM loans and other target assets from unaffiliated third parties.

          We believe there is an opportunity to generate attractive risk-adjusted returns by acquiring and investing in mortgage loans that solve the needs of a large population of higher-quality non-QM loan borrowers currently with limited access to Agency and traditional bank origination channels. Our non-QM loan assets generally fall into the following three lending programs and provide customized solutions for a desirable set of borrowers:

"Just Missed Prime" Loans (Angel Oak's Platinum and Portfolio Select Programs)

  •
  Designed for borrowers that have prime or near-prime credit scores but who are unable to obtain financing through conventional or governmental channels because they fail to satisfy specified credit requirements, are self-employed and need an alternate income calculation or may have been subject to a prior bankruptcy or foreclosure. Representative borrowers include:

  •
  Bank Statement Borrowers — Self-employed borrowers that have prime or near-prime credit scores, significant cash reserves, substantial income, and down payments in cash averaging 20% to 25% of the loan amounts; however, they do not have standard tax documents required for conventional mortgages.

  •
  Just Missed DTI Borrowers — Have high credit scores and steady, documented income, typically putting more than 20% down; however, they may have current debt or financial circumstances that put them over a 43% DTI.

  •
  High Net Worth Borrowers (Angel Oak Asset Qualifier Program) — Have prime credit and substantial assets that exceed the property value and the debt load; however, they choose to use a financing instrument for cash flow and tax purposes. Strong credit (minimum credit score of 700) and significant assets are required; however, standard income documentation is not required. These borrowers could include, but are not limited to, retirees or individuals that have received an inheritance.

"Investor" Loans (Angel Oak's Investor Cash Flow Program)

  •
  Designed for real estate investors who are purchasing, renting, and managing investment properties. Representative borrowers include:

  •
  Real Estate Investors — Have an established two-year credit history and at least 24 months of clean housing payment history with no delinquencies, but are unable to obtain financing through conventional or government channels. Borrowers are required to sign a certification at application which states that the properties are not owner occupied and are owned solely for investment purposes. Borrowers are qualified based on a debt service coverage ratio.

"Non-Prime" Loans

  •
  Designed for borrowers that have experienced issues in payment history. Representative borrowers include:

  •
  Prior Credit Event Borrowers — Have credit reports showing multiple delinquencies on any reported debt in the past 24 months or have experienced a housing event (completed or have had their properties subject to a short sale, deed-in-lieu, notice of default or foreclosure) in the past 24 months.

          We also acquire jumbo prime mortgage loans originated by Angel Oak Mortgage Lending that have the following characteristics:

"Jumbo Prime" Loans

  •
  Designed for borrowers that have strong credit histories, who are seeking large loans. Representative borrowers include:

  •
  Jumbo Prime Borrowers — Prime borrowers with higher credit scores who have loan balances above Agency limits, and with no bankruptcy or foreclosure event in the prior 60 months.

          Angel Oak Mortgage Lending also has a commercial real estate lending channel, Angel Oak Commercial Lending, which has been an active originator of commercial bridge loans across the United States as well as a direct portfolio lender of small balance commercial real estate loans. Our Manager is able to access the commercial real estate lending channel in a similar manner to the residential wholesale and retail channels, providing us with a direct ability to competitively invest in various commercial real estate loans that are complementary to our non-QM strategy. Commercial real estate sourcing channels include residential and commercial loan brokers, lender referrals and direct borrower referrals from other market participants (such as certified public accountants, attorneys and insurance agents).

          We pursue non-QM loans with attractive spreads and downside protection with more limited prepayment risk if interest rates decrease. Our commercial real estate loan investments are primarily senior mortgage loans backed by non-owner occupied properties. These mortgage loans typically also have attractive spreads and downside protection, including a weighted-average LTV of 62.5% and a weighted-average debt service coverage ratio of 1.5x as of March 31, 2019. In contrast with residential mortgage loans, commercial real estate loans typically include prepayment protection, limiting sensitivity to interest rate declines.

          We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements.

          Subject to qualifying and maintaining our qualification as a REIT under the Code, and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we also expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. See "— Our Financing Strategies and Use of Leverage" and "Business — Our Hedging Strategy."

Our Target Assets

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. We also opportunistically invest in other target assets listed below. For additional information regarding our target assets, see "Glossary." Our target assets include:

Target Assets
Investments Backed by	• Non-QM loans
Residential Properties	• Non-Agency RMBS • Investment property loans • Jumbo prime mortgage loans
Investments Backed by	• Senior mortgage loans
Commercial Real Estate Properties	• Commercial bridge loans • Small balance commercial real estate loans
Other Investments Backed by	• Agency RMBS
Residential Properties,	• Second lien mortgage loans
Commercial Real Estate Properties and Other Assets

•

Mezzanine loans

•

Construction loans

•

B-Notes

•

QM loans

•

Conforming residential mortgage loans

•

Residential bridge ('fix and flip') loans

•

Subprime residential mortgage loans

•

Alt-A mortgage loans

•

CRT securities

•

CMBS

•

MSRs and excess MSRs

•

Certain non-real estate-related assets, including ABS and consumer loans

          Our strategy is adaptable to changing market environments, subject to our ability to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and to maintain our exclusion from regulation as an investment company under the Investment Company Act. Our investment and asset management decisions will depend on prevailing market conditions. Accordingly, our strategy and target assets may vary over time in response to market conditions. Our Manager is authorized to follow very broad investment guidelines and, as a result, we cannot predict our portfolio composition. We may change our strategy and policies without a vote of our stockholders.

Our Financing Strategies and Use of Leverage

          We finance our assets with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing and market conditions. We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements. We have in-place loan financing lines with a combination of global money center and large regional banks, under which we had an aggregate of approximately $43.7 million of debt outstanding as of March 31, 2019. Our loan financing lines permit borrowings in an aggregate amount of up to $550 million, leaving approximately $506.3 million of capacity as of March 31, 2019.

          In addition to our existing loan financing lines, we employ short-term repurchase facilities to borrow against U.S. Treasury securities and securities issued by AOMT, Angel Oak's securitization platform. As of March 31, 2019, there was approximately $131.0 million outstanding under these securities repurchase facilities, with interest rates ranging from 3.00% to 4.35%.

          Our use of leverage, especially in order to increase the amount of assets supported by our capital base, may have the effect of increasing losses when these assets underperform. The amount of leverage employed on our assets will depend on our Manager's assessment of the credit, liquidity, price volatility and other risks and availability of particular types of financing at any given time. Moreover, our charter, amended and restated bylaws (our "bylaws") and investment policies require no minimum or maximum leverage and our Manager will have the discretion, without the need for further approval by our Board of Directors, to change both our overall leverage and the leverage used for individual asset classes. Because our strategy is flexible, dynamic and opportunistic, our overall leverage and the leverage used for individual asset classes will vary over time. As of March 31, 2019, our leverage ratio was approximately 3.4x total debt to total equity, which includes debt from our loan financing lines and securities repurchase facilities, but excludes debt in our non-recourse securitization transaction. We expect our leverage ratio to decrease over time as our RMBS portfolio, which is financed with our securities repurchase facilities at a rate generally less than 1:1 debt to equity, becomes a larger percentage of our overall portfolio.

Our Structure and Formation

          We commenced operations in September 2018 and are organized as a Maryland corporation. Prior to the completion of this offering, the private placement and our formation transactions, all of our common stock is owned by Angel Oak Mortgage Fund, a private investment fund formed in February 2018, with an aggregate of $        million in equity commitments since commencement of operations, including an aggregate of $1.0 million in equity commitments made by Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, and Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies. Prior to the completion of this offering, the private placement and our formation transactions, our Manager serves as the general partner and investment manager of Angel Oak Mortgage Fund. Since commencement of operations, Angel Oak Mortgage Fund has conducted all of its investment activity through us.

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Code and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We also intend to operate our business in a manner that will allow us to maintain our exclusion from regulation as an investment company under the Investment Company Act.

  Formation Transactions

          Prior to or concurrently with the completion of this offering and the private placement, we will engage in the following formation transactions that are designed to organize us as a holding company and effectuate this offering and the private placement.

  •
  We will amend and restate our charter and bylaws to reflect the provisions described in this prospectus.

  •
  We will declare a stock dividend that will result in the issuance of             shares of our common stock to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering. The stock dividend will be payable immediately prior to the completion of this offering and the private placement. Investors in this offering will not be entitled to receive this stock dividend.

  •
  Angel Oak Mortgage Fund will distribute the             shares of our common stock that it receives from us pursuant to the stock dividend referred to above to its partners pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus). We refer to the partners of Angel Oak Mortgage Fund, upon the distribution to such partners of the             shares of our common stock referenced above by Angel Oak Mortgage Fund, as our "continuing investors."

  •
  We will enter into a registration rights agreement with our continuing investors with respect to resales of their shares of our common stock received in the distribution by Angel Oak Mortgage Fund referred to above.

  •
  We will enter into a registration rights agreement with our Manager and the members of senior management of Angel Oak participating in the private placement.

  •
  We will enter into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager in the future under our 20    Equity Incentive Plan.

  •
  We will enter into the management agreement with our Manager effective upon the completion of this offering.

  •
  We will repurchase the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.

  •
  We expect to grant an aggregate of             shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan.

  Consequences of this Offering, the Private Placement and our Formation Transactions

          The following chart illustrates our anticipated organizational structure immediately upon the completion of this offering, the private placement and our formation transactions. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities (all percentages are calculated assuming (1) no exercise of the underwriters' over-allotment

option and (2) an initial public offering price of $                 per share, which is the mid-point of the price range indicated on the front cover page of this prospectus).

(1)
Represents an aggregate of                 shares of our common stock to be distributed to the partners of Angel Oak Mortgage Fund (excluding Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies, and our Manager) (based on the mid-point of the price range indicated on the front cover page of this prospectus) pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund, following the issuance of                  shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend as part of our formation transactions. Does not reflect the holders of the 125 shares of our 12.0% Series A cumulative non-voting preferred stock, $0.01 par value per share (our "Series A preferred stock"), with an aggregate liquidation preference of $125,000.

(2)
Represents (a) an aggregate of                 shares of our common stock to be purchased by certain members of senior management of Angel Oak in the private placement (assuming an initial public offering price of $                 per share, which is the mid-point of the price range indicated on the front cover page of this prospectus), (b) an aggregate of                 shares of our common stock to be distributed to Sreeniwas Prabhu and Michael Fierman, in their capacities as limited partners in Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus), pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund, following the issuance of                 shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend as part of our formation transactions and (c) an aggregate of                 shares of restricted stock expected to be granted to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan.

  With respect to the private placement, the members of senior management of Angel Oak participating in the private placement will invest an aggregate of $              million in the private placement at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions).

(3)
Represents (a) an aggregate of                 shares of our common stock to be purchased by our Manager in the private placement (assuming an initial public offering price of $                 per share, which is the mid-point of the price range indicated on the front cover page of this prospectus) and (b) an aggregate of                  shares of our common stock to be distributed to our Manager, in its capacity as the general partner of Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus), pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund, following the issuance of                 shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend as part of our formation transactions. With respect to the private placement, our Manager will invest $              million in the private placement at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions).

The Management Agreement

          On September 18, 2018, we and Angel Oak Mortgage Fund entered into the pre-IPO management agreement with our Manager (the "pre-IPO management agreement"). Upon the completion of this offering, the private placement and our formation transactions, the pre-IPO management agreement will terminate, and we will enter into a new management agreement with our Manager that will be effective upon the completion of this offering. We refer to the new management agreement with our Manager as the "management agreement."

          Pursuant to the management agreement, our Manager will be required to manage our business affairs in conformity with the investment guidelines that are approved and monitored by our Board of Directors. Our Manager will be subject to the supervision and oversight of our Board of Directors, the terms and conditions of the management agreement and such further limitations or parameters as may be imposed from time to time by our Board of Directors. Our Manager will be responsible for, among other things:

  •
  the identification, selection, purchase and sale of all of our investments;

  •
  our financing and risk management activities;

  •
  providing us with investment advisory services; and

  •
  providing us with a management team and appropriate personnel.

          In addition, our Manager will be responsible for our day-to-day operations and will perform (or cause to be performed) such services and activities relating to our assets and operations, including our investments and their financing, as may be necessary or appropriate.

          Term and Termination.    The initial term of the management agreement will expire on                 , 20    and will be automatically renewed for a one-year term on such date and on each anniversary of such date thereafter unless terminated as described below. Our independent directors will review our Manager's performance and the management fees annually and, following the initial term, the management agreement may be terminated annually by us without cause upon the affirmative vote of at least two-thirds of our independent directors or by a vote of the holders of at least two-thirds of the outstanding shares of our common stock (other than those shares held by our Manager or any affiliate), in each case based upon (i) unsatisfactory performance by our Manager that is materially detrimental to us or (ii) our determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We must provide 180 days' prior written notice of any such termination. Upon termination without "cause," as defined in the management agreement, our Manager will be paid a termination fee. We may also terminate the management agreement without payment of any termination fee to our Manager, upon at least 30 days' prior written notice from our Board of Directors, at any time for "cause," as defined in the management agreement, as determined by a majority of our independent directors. Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act, with termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee to our Manager. Furthermore, our Manager may decline to renew the management agreement by providing us with 180 days' prior written notice, in which case we would not be required to pay a termination fee to our Manager. Our Manager may also terminate the management agreement upon at least 60 days' prior written notice if we default in the performance of any material term of the management agreement and the default continues for a period of 30 days after written notice to us, whereupon we would be required to pay to our Manager the termination fee.

          Our Manager will be entitled to receive a base management fee, an incentive fee based on certain performance criteria, a termination fee in certain cases and reimbursement of certain expenses as described in the management agreement. The following table summarizes the calculation of the fees payable to our Manager pursuant to the management agreement as well as the expenses to be reimbursed to our Manager:

Type	Description and Method of Computation
Base Management Fee	Our Manager will be entitled to a base management fee equal to 1.50% per annum of our Equity (as defined below), calculated and payable quarterly in arrears in cash. For purposes of calculating the base management fee, our "Equity" means (1) the sum of (a) the net proceeds received by us (or, without duplication, our subsidiaries) from all issuances of our or our subsidiaries' equity securities since inception (allocated on a pro rata basis for such issuances during the calendar quarter of any such issuance), plus (b) our cumulative Core Earnings (as defined below) for the period commencing on the completion of this offering to the end of the most recently completed calendar quarter, (2) less (a) any distributions to our stockholders (or owners of our subsidiaries (other than us or any of our subsidiaries)) following the completion of this offering, (b) any amount that we or any of our subsidiaries have paid to repurchase our common stock or common equity securities of our subsidiaries following the completion of this offering and (c) any incentive fee (as described below) earned by our Manager following the completion of this offering. All items in the foregoing sentence (other than clause (1)(b)) are calculated on a daily weighted average basis. The amount of net proceeds received will be subject to the determination of our Board of Directors to the extent such proceeds are other than cash.

Our Equity, for purposes of calculating the base management fee, could be greater or less than the amount of stockholders' equity shown on our financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Type	Description and Method of Computation
Incentive Fee	Our Manager will be entitled to an incentive fee, which is calculated and payable in cash with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears in an amount, not less than zero, equal to the excess of (1) the product of (a) 15% and (b) the excess of (i) our Core Earnings for the previous 12-month period, over (ii) the product of (A) our Equity in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period. Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) allocable to common stockholders excluding (1) unrealized gains on the aggregate portfolio, (2) impairment losses, (3) extinguishment of debt, (4) non-cash equity compensation expense, (5) the incentive fee earned by our Manager and (6) certain other non-recurring gains or losses determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors.

For the initial four quarters following this offering, Core Earnings will be calculated on the basis of each of the previously completed quarters on an annualized basis. Core Earnings for the initial quarter will be calculated from the settlement date of this offering on an annualized basis.

For purposes of calculating the incentive fee, to the extent we have a net loss in Core Earnings from a period prior to the rolling four-quarter period that has not been offset by Core Earnings in a subsequent period, such loss will continue to be included in the rolling four-quarter calculation until it has been fully offset.
Expense Reimbursement	Our Manager will be entitled to reimbursement of operating expenses, including third-party expenses, incurred on our behalf.

Type	Description and Method of Computation
Our Manager will also be entitled to reimbursement for costs of the wages, salaries and benefits incurred by our Manager for our dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to a partially dedicated employee based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $ per annum. Such employee will be a member of the whole loans team overseeing among other matters, decisions concerning selection of collateral for contribution to securitizations. The amount of any wages, salaries and benefits paid or reimbursed with respect to our dedicated Chief Financial Officer and Treasurer and the partially dedicated employee that our Manager provides to us will be subject to the approval of our compensation committee. Our Manager has informed us that Brandon Filson will serve as our dedicated Chief Financial Officer and Treasurer.

In addition, our Manager may perform certain legal, accounting, due diligence, asset management, securitization, property management, brokerage, leasing and other services that outside professionals or outside consultants otherwise would perform on our behalf and would be entitled to be reimbursed or paid for the cost of performing such tasks, in amounts which (1) are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's length basis and (2) to the extent the same do not fall within the parameters of the management agreement, are approved by a majority of our independent directors. Our Manager may retain third parties, including accountants, legal counsel, real estate underwriters, brokers or others on our behalf, and will be reimbursed for the costs and expenses of such services.
Termination Fee
The termination fee, payable for (1) our termination of the management agreement without "cause," as defined in the management agreement, or (2) our Manager's termination of the management agreement upon our default in the performance of any material term of the management agreement, will be equal to three times the sum of (a) the average annual base management fee and (b) the average annual (or, if the period is less than 24 months, annualized) incentive fee earned by our Manager during the prior 24-month period before termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

          See "Our Manager and the Management Agreement — The Management Agreement" for a more detailed description of the terms of the Management Agreement, as well as for a description of the pre-IPO management agreement.

Private Placement

          Concurrently with the completion of this offering, (1) our Manager will invest $              million to purchase                  shares of our common stock and (2) certain members of senior management of Angel Oak will invest an aggregate of $              million to purchase                  shares of our common stock, in each case in a separate private placement at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions and assuming an initial public offering price of $                 per share, which is the mid-point of the price range indicated on the front cover page of this prospectus).

          Our Manager and the members of senior management of Angel Oak participating in the private placement have agreed for a period of       days after the date of this prospectus not to sell or otherwise transfer, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock owned by them at the completion of this offering, the private placement and our formation transactions or thereafter acquired by them, subject to specified exceptions, without the prior written consent of the representatives of the underwriters. See "Shares Eligible for Future Sale — Lock-up Agreements" and "Underwriting."

          Upon the completion of this offering and the private placement, we will also enter into a registration rights agreement with these purchasers with respect to resales of their acquired shares of our common stock. See "Shares Eligible for Future Sale — Registration Rights."

          The closing of each private placement is expected to occur on the same day as this offering and is contingent upon the completion of this offering. This offering is also contingent upon the closings of each private placement.

Conflicts of Interest; Equitable Allocation of Opportunities

  Management Agreement

          We are dependent on our Manager for our day-to-day management. All of our officers and one of our directors also serve as employees of Angel Oak. As a result, the management agreement was negotiated between related parties, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Pursuant to the management agreement, we will pay our Manager a base management fee that is tied to our Equity and an incentive fee that is based on certain performance criteria. The base management fee component, which is payable regardless of our performance, may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us. The incentive fee component may cause our Manager to place undue emphasis on the maximization of Core Earnings at the expense of other criteria, such as preservation of capital, to achieve higher incentive fees. This could result in increased risk to the value and long-term performance of our portfolio.

  Loans Originated by Angel Oak Mortgage Lending

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. Since our commencement of operations in September 2018 through March 31, 2019, a substantial portion of the target assets in our portfolio were acquired from Angel Oak Mortgage Lending, and we expect that, in the future, a substantial portion of our portfolio will continue to consist of target assets acquired from Angel Oak Mortgage Lending. As our Manager directs our investment activities, there are conflicts of interest related to the fact that Angel Oak Mortgage Lending consists of affiliates of our Manager.

          For example, our Manager will have an incentive to favor the acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending over third-party sellers because purchasing non-QM loans or other target assets from Angel Oak Mortgage Lending would generate fees for Angel Oak Mortgage Lending (including fees payable by us and origination fees payable by the borrowers of the loans originated by Angel Oak Mortgage Lending), which would benefit Angel Oak. In addition, our acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending would allow Angel Oak Mortgage Lending to sell such non-QM loans or other target assets and obtain liquidity to make more loans, even where Angel Oak Mortgage Lending is unable to sell the non-QM loans or other target assets on favorable terms to unaffiliated third parties in the market due to unfavorable market conditions or other reasons. Our Manager could acquire non-QM loans or other target assets on our behalf from Angel Oak Mortgage Lending even if such non-QM loans or other target assets were unsuitable for us, or we could identify better quality non-QM loans or other target assets, or obtain better pricing, from unaffiliated third parties. Although we utilize third-party pricing vendors to evaluate the fairness of the price for non-QM loans or other target assets we acquire from Angel Oak Mortgage Lending, there can be no assurance that we will purchase such non-QM loans or other target assets from Angel Oak Mortgage Lending at a fair price.

          In addition, conflicts could arise if Angel Oak Mortgage Lending breaches the applicable agreement relating to our acquisition of loans or other assets from Angel Oak Mortgage Lending, or otherwise fails to perform its obligations under such agreement, resulting in harm or damages to us. Our Manager may not require customary representations and warranties from Angel Oak Mortgage Lending concerning the non-QM loans or other target assets we acquire from them and our Manager may not seek indemnity or demand repurchase or substitution of such non-QM loans or other target assets in the event Angel Oak Mortgage Lending breaches a representation or warranty given to us. In such circumstances with unaffiliated third parties, we would be free to seek such recourse as is appropriate, including litigation. In this case, however, because of the affiliation, our Manager could have a potential conflict in determining what action to take against an affiliate, which could have a material adverse effect on us. Furthermore, our Manager may not conduct as thorough of a review of the loans acquired from Angel Oak Mortgage Lending in comparison to the review our Manager would conduct for loans acquired from unaffiliated third parties. If our Manager conducts more limited due diligence on the loans acquired from Angel Oak Mortgage Lending, such due diligence may not reveal all of the risks associated with such loans, which could materially and adversely affect us.

          Moreover, although our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, this strategy may need to adapt to changing market conditions or other factors. If investment in non-QM loans falls out of favor or otherwise becomes unattractive because of perceived risks, unfavorable pricing or otherwise, our Manager will have a conflict of interest in determining whether our strategy should continue to focus on the acquisition of non-QM loans, particularly if the origination of such loans continues to be a focus of Angel Oak Mortgage Lending. The continued pursuit of our strategy under these circumstances may result in losses. The significant majority of the loans that Angel Oak Mortgage Lending currently originates are non-QM loans. Similarly, failure to adjust our strategy may cause us to forego other attractive investment opportunities outside investments in non-QM loans. Our Manager will have a conflict in determining whether to adjust our strategy and to pursue investments in other types of target assets that may be more attractive even if Angel Oak Mortgage Lending continues to originate non-QM loans.

          We have purchased RMBS, and expect to continue to purchase RMBS or CMBS, that are collateralized by loans originated by Angel Oak Mortgage Lending, and our portfolio may consist of a significant amount of such securities. Certain affiliates of our Manager may receive benefits, including compensation, for their activities related to the creation of the securitization and the issuance and sale of such securities. We will also bear a portion of the expense incurred in connection with the securitization vehicle to which we sell the loans we have acquired. Such expenses include, but are not limited to, the costs and expenses related to structuring the securitization vehicle and the transactions related to the sale of the loans by us to the securitization vehicle.

          Angel Oak has in place policies and procedures that we believe are reasonably designed to facilitate arm's length transactions between us and Angel Oak Mortgage Lending and any other affiliates with respect to non-QM loans and other target assets purchased from Angel Oak Mortgage Lending or other affiliates. Additionally, our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager. However, there can be no assurance that such policies and procedures will be successful and we could purchase loans from Angel Oak Mortgage Lending at less favorable prices from what we could have obtained from unaffiliated third parties and we could ultimately suffer losses as a result.

  Other Angel Oak Managed Entities

          Angel Oak currently advises, and in the future expects to continue to advise, other entities that may have investment objectives and strategies similar, in whole or in part, to ours and may use the same or similar strategies to those we employ. For example, Angel Oak has previously formed a private REIT as well as other funds that invest in residential mortgage loans, and may raise additional investment vehicles in the future, including entities formed to make investments that we could be precluded or materially limited from making because of laws or regulations applicable to us. Angel Oak is not restricted in any way from sponsoring or accepting capital from new entities, even for investing in asset classes or strategies that are similar to, or overlapping with, our asset classes or strategies. The existence of such multiple managed entities may create conflicts of interest, including, without limitation, with respect to the allocation of investment opportunities between us and other managed entities. See "— Allocation of Investment Opportunities" below. In addition, we may make an investment that may be pari passu, senior or junior in ranking to an investment made by another managed entity, and actions taken by such managed entity with respect to such investment may not be in our best interests, and vice versa. Furthermore, such activities may involve substantial time and resources of Angel Oak, including our Manager.

  Allocation of Investment Opportunities

          Although Angel Oak, including our Manager, may manage investments on behalf of a number of managed entities, including us, investment decisions and allocations will not necessarily be made in parallel among us and these other managed entities. Investments made by us may not, and are not intended in all cases to, replicate the investments, or the investment methods and strategies, of other entities managed by Angel Oak, including our Manager. Nevertheless, Angel Oak, including our Manager, from time to time may elect to apportion major or minor portions of the investments to be made by us among other entities that they manage, and vice versa.

          When allocating investment opportunities among us and one or more other managed entities, Angel Oak Capital allocates such opportunities pursuant to its written investment allocation policy. Angel Oak Capital's written investment allocation policy allocates investment opportunities based on each managed entity's guidelines, the strategy and available cash of Angel Oak managed entities, market supply and other factors. Target allocations for each managed entity are established by Angel Oak Capital's portfolio management team prior to the execution of any aggregated trade. In the event an aggregated trade is partially filled, Angel Oak's managed entities will generally receive a pro rata share of the executed trade based upon the target allocation set by Angel Oak Capital's portfolio management team.

          For loans acquired from Angel Oak Mortgage Lending, each week Angel Oak Capital receives a loan tape from Angel Oak Mortgage Lending. The loan tape is reviewed to ensure compliance with our and other Angel Oak managed entities' investment guidelines. If any exceptions are found, the loan is further reviewed to ensure there are accompanying compensating factors. Following review of the loan tape, a custodial review is performed to ensure necessary documentation exists or is provided. Concurrently with the custodial review, loans are priced based on the current rate sheet and an allocation among Angel Oak managed entities is determined. Angel Oak's portfolio management team establishes a monthly target allocation first by loan type and then by loan size. Loans from Angel Oak Mortgage Lending that fit the investment guidelines of Angel Oak's managed entities, including us, are allocated first to such managed entities. Each round of loan purchases is then allocated to each participating managed entity based on the target allocation (or as closely as possible given available loan sizes) in order to avoid one managed entity from being fully allocated ahead of any other managed entity. Loans are allocated on an alternating basis to each eligible managed entity. Angel Oak Capital's compliance team approves each loan allocation and our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager.

          Accordingly, not all investments which are consistent with our investment objective and strategies are or will be presented to us. There is no assurance that any such conflicts arising out of the foregoing will be resolved in our favor. Angel Oak Capital is entitled to amend its investment allocation policy at any time without prior notice to us or our consent.

  Service Providers

          Our Manager may engage affiliated service providers, including affiliates that act as the servicer for the loans in our portfolio. Such relationships may influence our Manager in deciding whether to select such service providers. Our Manager's affiliates receive benefits, including compensation, for these activities, although we believe that the use of such affiliates is in the best interests of our stockholders. Additionally, affiliated service providers will not have the same independence with respect to the performance of their duties to us as an unaffiliated service provider. For example, Angel Oak Mortgage Solutions acted as the servicing administrator in the securitization transaction for AOMT 2019-2 and is responsible for servicing the securitized mortgage loans pursuant to a pooling and services agreement. Under the pooling and services agreement, Angel Oak Mortgage Solutions is entitled to receive a servicing administration fee as compensation for its activities in its capacity as a servicing administrator. The use of affiliated service providers may impair our ability to obtain the most favorable terms with respect to such services and transactions, which could materially and adversely affect us.

  Management

          Other than our dedicated Chief Financial Officer and Treasurer that our Manager provides to us, the officers of our Manager and its affiliates devote as much time to us as our Manager deems appropriate; however, these officers may have conflicts in allocating their time and services among us and Angel Oak's other managed entities. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from our Manager and Angel Oak employees, other entities that Angel Oak manages will likewise require greater focus and attention, placing our Manager and Angel Oak's resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if Angel Oak did not act as a manager or advisor for other entities.

  Securitizations

          We have participated in a securitization transaction, and in the future intend to continue to participate in securitization transactions, in which other managed entities of Angel Oak also contribute mortgage loans or other assets. There can be no assurance that the valuation of the assets that we contribute to any such securitization will not be understated or the assets that such other managed entities contribute will not be overstated, resulting in less cash proceeds or securities issued by the securitization vehicle to us or more cash proceeds or securities issued by the securitization vehicle to such managed entities than would otherwise be the case. In addition, other Angel Oak managed entities may contribute assets to securitizations that we also contribute assets to, potentially exposing us to assets that do not fit within our strategy or that we would not have otherwise acquired directly.

          AOMT's securitizations are typically structured with a two- or three-year non-call period for the securities issued in the securitization. After such period has ended, AOMT has the option to call the securitization at any point. AOMT would consider exercising this option if the financing marketplace is more attractive, or if the underlying asset values have increased. AOMT may choose to exercise its option to call the securitization, for the benefit of another Angel Oak managed entity, without taking into consideration our interests, and we may be unable to reinvest the proceeds we receive from any such call option for some period of time and such proceeds may be reinvested by us in assets yielding less than the yields on the securities that were called.

  Material Non-Public Information

          We, directly or through Angel Oak, may obtain material non-public information about the investments in which we have invested or may invest. If we do possess material non-public information about such investments, there may be restrictions on our ability to dispose of, increase the amount of, or otherwise take action with respect such investments. Our Manager's and Angel Oak's management of other managed entities could create a conflict of interest to the extent our Manager or Angel Oak is aware of material non-public information concerning potential investment decisions. In addition, this conflict may limit the freedom of our Manager to make potentially profitable investments, which could have an adverse effect on our operations. These limitations imposed by access to material non-public information could therefore materially and adversely affect us.

  Officers and Directors

          Currently, all of our officers and one of our directors also serve as employees of Angel Oak and we compete with other Angel Oak managed entities for access to these individuals, other than with respect to our Chief Financial Officer and Treasurer, who is dedicated to us. Further, our charter provides that, to the maximum extent permitted by Maryland law, if any of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak acquires knowledge of a potential business opportunity other than in his or her capacity as our director or officer, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity. Accordingly, to the maximum extent permitted from time to time by Maryland law and our charter, none of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak is required to present, communicate or offer any business opportunity to us and can hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us.

          We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries is a party or has an interest, nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors, officers and employees, as well as employees of our Manager who provide services to us, from engaging in any transaction that involves an actual or apparent conflict of interest with us, absent approval by our Board of Directors or except as provided in the management agreement. In addition, nothing in the management agreement binds or restricts our Manager or any of its affiliates, officers or employees from buying, selling or trading any securities or commodities for their own accounts or for the accounts of others for whom our Manager or any of its affiliates, officers or employees may be acting.

Our Tax Status

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Code and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock.

          As a REIT, we generally are not subject to U.S. federal income tax on the REIT taxable income that we currently distribute to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income to their stockholders. If we fail to qualify as a REIT in any calendar year and do not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Accordingly, our failure to qualify as a REIT could have a material adverse effect on our results of operations and amounts available for distribution to our stockholders. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income. In addition, subject to maintaining our qualification as a REIT, a significant portion of our business may be conducted through, and a significant portion of our income may be earned in, one or more taxable REIT subsidiary ("TRSs") that are subject to corporate income taxation.

          In connection with this offering of shares of our common stock, we will receive an opinion from Sidley Austin LLP to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Our Distribution Policy

          Following the completion of this offering, we intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefor.

          Distributions to our common stockholders, if any, will be authorized by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, funding or margin requirements under financing arrangements, maintenance of our REIT qualification, applicable provisions of the Maryland General Corporation Law (the "MGCL"), the terms of any class or series of our stock, including our Series A preferred stock, and such other factors as our Board of Directors deems relevant.

          To the extent that in respect of any calendar year cash available for distribution is less than our cash flows from operating activities, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate transactions in a timely manner on favorable terms, or at all, cannot be assured.

In addition, we may choose to make a portion of a required distribution in the form of a taxable stock dividend to preserve our cash balance.

          Currently, we have no intention to use any of the net proceeds of this offering or the private placement to make distributions to holders of our common stock or to make distributions to holders of our common stock using shares of our common stock. For additional details, see "Use of Proceeds."

          Our current financing arrangements contain, and our future financing arrangements will contain, covenants (financial and otherwise) affecting our ability, and, in certain cases, our subsidiaries' ability, to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our operating policies.

Restrictions on Ownership and Transfer

          Due to limitations on the concentration of ownership of REIT stock imposed by the Code, and subject to certain exceptions, our charter provides that no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. See "Description of Stock — Restrictions on Ownership and Transfer."

          Our charter also prohibits any person from, among other matters:

  •
  beneficially or constructively owning shares of our stock if such ownership would result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

  •
  transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons.

          Our charter provides that our Board of Directors, subject to certain limits, upon receipt of such representations and agreements as our Board of Directors may require, may prospectively or retroactively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person.

          Our charter also provides that any ownership or purported transfer of shares of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to a trust for the exclusive benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except if any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by our Board of Directors, and the intended transferee will acquire no rights in the shares.

Our Exclusion From Regulation Under the Investment Company Act

          We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.

          Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the "40% test." Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

          Upon the completion of this offering, the private placement and our formation transactions, we will be organized as a holding company and will conduct our business primarily through wholly-owned and majority-owned subsidiaries. We intend to conduct our operations so that they comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of "investment company" based on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis, exclusive of U.S. Government securities and cash items. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgage loans and other interests in real estate.

          We expect that most of our investments will be held by our wholly-owned or majority-owned subsidiaries and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in [the business of] . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the SEC staff, generally requires that at least 55% of a subsidiary's portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Section 3(c)(5)(C), we classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate-related asset. Although we intend to monitor our portfolio on a regular basis, there can be no assurance that we will be able to maintain this exclusion from registration for each of these subsidiaries.

          Qualification for exclusion from registration under the Investment Company Act will limit our ability to make certain investments and could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. In addition, complying with the tests for exclusion from registration could restrict the time at which we can acquire and sell assets. See "Risk Factors — Risks Related to Our Company — Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations."

Implications of Being an Emerging Growth Company

          We qualify as an "emerging growth company," as defined in the Jumpstart our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

          We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues (subject to adjustment for inflation), have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

          In addition, the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period and, as a result, we will comply with new or revised accounting standards on or prior to the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Summary Risk Factors

          An investment in shares of our common stock involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under "Risk Factors" in this prospectus before investing shares of our common stock.

  •
  We are dependent on our Manager and certain key personnel of Angel Oak that are or will be provided to us through our Manager and may not find a suitable replacement if our Manager terminates the management agreement or such key personnel are no longer available to us.

  •
  There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders.

  •
  We rely on Angel Oak Mortgage Lending to source non-QM loans and other target assets for acquisition by us and it is under no contractual obligation to sell to us any loans that it originates.

  •
  Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make certain loans or other investments, including speculative investments, which increase the risk of our portfolio.

  •
  The management agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate. Our Manager's liability is limited under the management agreement, and we have agreed to indemnify our Manager against certain liabilities.

  •
  Our Manager's failure to identify and acquire assets that meet our target asset criteria or perform its responsibilities under the management agreement could materially and adversely affect us.

  •
  Our operating results are dependent upon our Manager's ability to source a large volume of desirable non-QM loans and other target assets for our investment on attractive terms.

  •
  Difficult conditions in the residential mortgage and residential real estate markets as well as general market concerns may adversely affect the value of residential mortgage loans, including non-QM loans, and other target assets in which we invest.

  •
  The non-QM loans in which we invest are subject to less stringent underwriting guidelines than QM loans and could experience substantially higher rates of delinquencies, defaults and foreclosures than those experienced by QM loans.

  •
  Angel Oak Mortgage Lending is subject to extensive licensing requirements and regulation, which could materially and adversely affect us.

  •
  Currently, we are focused on acquiring and investing in non-QM loans, which may subject us to legal, regulatory and other risks, which could materially and adversely affect us.

  •
  Prepayment rates may adversely affect the value of our portfolio.

  •
  Our investment in lower rated non-Agency RMBS resulting from the securitization of our assets or otherwise, exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.

  •
  We have a limited operating history and may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.

  •
  We may change our strategy, investment guidelines, hedging strategy, and asset allocation, operational and management policies without notice or stockholder consent, which could materially and adversely affect us.

  •
  The failure of our third-party servicers to service our investments effectively would materially and adversely affect us.

  •
  Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, our target assets, which could materially and adversely affect us.

  •
  Certain actions by the U.S. Federal Reserve could materially and adversely affect us.

  •
  We could be subject to liability for potential violations of predatory lending laws, including with respect to our non-QM loans, which could have a material adverse effect on us.

  •
  We are highly dependent on information systems and system failures could significantly disrupt our business, which may, in turn, have a material adverse effect on us.

  •
  Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations.

  •
  We may incur significant debt, which will subject us to increased risk of loss, and our charter and bylaws contain no limitation on the amount of debt we may incur.

  •
  Our access to financing sources, which may not be available on favorable terms, or at all, may be limited, and this may materially and adversely affect us.

  •
  We may be unable to profitably execute securitization transactions, which could materially and adversely affect us.

  •
  Market conditions and other factors may affect our ability to securitize assets, which could increase our financing costs and materially and adversely affect us.

  •
  Interest rate fluctuations could increase our financing costs, which could materially and adversely affect us.

  •
  Legislative or other actions affecting REITs could materially and adversely affect us.

  •
  Our failure to qualify as a REIT would subject us to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of our income available for distribution to our stockholders.

Our Offices

          Our principal executive offices are located at 3344 Peachtree Road NW, Suite 1725, Atlanta, Georgia 30326. Our telephone number is (404) 953-4900 and our website is             . The offices of Angel Oak, including our Manager, are located at the same address. Information on our website is not incorporated into this prospectus.

 THE OFFERING

Shares of common stock offered by us	shares (plus up to an additional shares that we may issue and sell upon the exercise of the underwriters' over-allotment option).
Shares of common stock outstanding after this offering	shares(1)
Use of proceeds
We estimate that the net proceeds we will receive from this offering and the private placement will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price and private placement price of $ per share, which is the mid-point of the price range indicated on the front cover page of this prospectus, excluding the underwriting discounts and commissions and offering expenses, each of which Angel Oak Capital has agreed to pay.

We intend to deploy the net proceeds of this offering and the private placement to acquire non-QM loans and other target assets primarily sourced from Angel Oak Mortgage Lending in a manner consistent with our strategy and investment guidelines described in this prospectus, and for general corporate purposes. See "Use of Proceeds."
Distribution Policy
Following the completion of this offering, we intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income.

Distributions to our common stockholders, if any, will be authorized by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, funding or margin requirements under financing arrangements, maintenance of our REIT qualification, applicable provisions of the MGCL, the terms of any class or series of our stock, including our Series A preferred stock, and such other factors as our Board of Directors deems relevant. We cannot assure you that we will make any distributions to our stockholders. For more information, see "Distribution Policy."

Ownership and transfer restrictions	To assist us in qualifying as a REIT, among other purposes, our charter provides that no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See "Description of Stock — Restrictions on Ownership and Transfer."
10b5-1 Purchase Plan
Prior to the completion of this offering, we intend to enter into an agreement (the "10b5-1 Purchase Plan") with , one of the underwriters in this offering. Pursuant to the 10b5-1 Purchase Plan, , as our agent, will buy in the open market up to $ million in shares of our common stock in the aggregate during the period beginning four full calendar weeks following the completion of this offering and ending 12 months thereafter or, if sooner, the date on which all the capital committed to the 10b5-1 Purchase Plan has been exhausted. The 10b5-1 Purchase Plan will require to purchase for us shares of our common stock when the market price per share is below the book value. The purchase of shares of our common stock by for us pursuant to the 10b5-1 Purchase Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will otherwise be subject to applicable law, including Regulation M under the Securities Act, which may prohibit purchases under certain circumstances. Under the 10b5-1 Purchase Plan, will increase the volume of purchases made for us as the market price per share of our common stock declines below the book value, subject to volume restrictions imposed by the 10b5-1 Purchase Plan and Rule 10b-18 under the Exchange Act. For purposes of the 10b5-1 Purchase Plan, "book value" means, as of the date of any purchase, the book value per share of our common stock as of the end of the most recent quarterly period for which financial statements are available, calculated in accordance with GAAP and adjusted to give effect to any subsequent cash distribution made to holders of our common stock from and after the record date for such distribution. Purchases of shares of our common stock by for us under the 10b5-1 Purchase Plan may result in the market price of our common stock being higher than the price that otherwise might exist in the open market. See "Risk Factors — Risks Related to our Common Stock and this Offering — Purchases of our common stock by for us under the 10b5-1 Purchase Plan may result in the market price of our common stock being higher than the price that otherwise might exist in the open market."

NYSE symbol	" "
Risk factors
Investing in our common stock involves risks. You should carefully read and consider the information set forth under "Risk Factors" beginning on page 43 of this prospectus and all other information in this prospectus before making a decision to invest in our common stock.

(1)
Includes (a)              shares of our common stock to be issued in this offering, (b)              shares of our common stock to be issued in the private placement (in each case, based on the mid-point of the price range indicated on the front cover page of this prospectus), (c)              shares of our common stock to be issued in connection with our formation transactions, including the issuance of             shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend as part of our formation transactions and the expected grant of             shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20     Equity Incentive Plan. Excludes (i) up to an additional             shares that we may issue and sell upon the exercise of the underwriters' over-allotment option and (ii) up to             shares of our common stock reserved for issuance under our 20 Equity Incentive Plan. See "Management — 20    Equity Incentive Plan."

SUMMARY SELECTED FINANCIAL AND OTHER DATA

          You should read the following summary selected financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited and audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated income statement information for the three months ended March 31, 2019 and the selected consolidated balance sheet information as of March 31, 2019 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus, which, in the opinion of our management, have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for this period. The results of operations for the interim period is not necessarily indicative of the results for the full year or any future period. The selected consolidated income statement information for the period from September 18, 2018 (commencement of operations) through December 31, 2018 and the selected consolidated balance sheet information as of December 31, 2018 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus.

          Additionally, our results of operations presented herein do not reflect the expenses typically associated with being a public company, including the payment of increased directors' fees for our independent directors and the expenses incurred in complying with the reporting and other requirements of the Exchange Act, the payment of a base management fee and an incentive fee to our Manager as a result of differences in the way fees and expense reimbursements are calculated under the management agreement as compared to the pre-IPO management agreement, equity compensation expense and increased legal and accounting fees. Additionally, pursuant to the management agreement, we will be required to reimburse our Manager for its operating expenses, including third-party expenses, incurred on our behalf and our Manager will also be entitled to reimbursement for costs of the wages, salaries and benefits incurred by our Manager for our dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to a partially dedicated employee based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $             per annum. Our results of operations subsequent to this offering will reflect these expenses. In addition, our results of operations for the period from September 18, 2018 (commencement of operations) through December 31, 2018 constitute results of operations for a partial period rather than for a full fiscal year. Moreover, prior to the completion of this offering, we have avoided registration under the Investment Company Act, among other things, on the basis that all of our holders are "qualified purchasers," as defined under such Act. Subsequent to the completion of this offering, this will no longer be the case and we will have to conduct our business and comprise our portfolio of assets in a manner that enables us to avoid such registration. See "Risk Factors — Risks Related to Our Company — Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations." Accordingly, our results of operations presented herein are not indicative of the results of operations that we expect to realize subsequent to this offering.

(dollars in thousands, except share and per share data)	Three Months Ended March 31, 2019		Period from September 18, 2018 (Commencement of Operations) Through December 31, 2018
	(Unaudited)
OPERATING DATA:
Interest Income, net
Interest income		$5,004		$1,936
Interest expense		3,307		1,395

Net interest income		$1,696		$541
Realized and Unrealized Gains (Losses), Net
Net realized gains (losses)		2,807		(4)
Net unrealized gains (losses) on financial instruments and investments		(239)		(875)

Total realized and unrealized gains (losses), net		$2,568		$(878)

Expenses
Operating and investment expenses		$393		$1,111
Securitization costs		1,295		—
Management fee		186		101

Total operating expenses		1,874		$1,212

Net income (loss)		$2,391		$(1,549)
Preferred stock dividends		3		—

Net income (loss) allocable to common stockholder		$2,388		$(1,549)

Per Share Information:
Net income (loss) allocable to common stockholder per share of our common stock, basic and diluted		$2,388		$(1,549)
Pro forma for shares issued in our formation transactions(1)	$		$
Dividends declared per share of our common stock		$—		$—
Pro forma for shares issued in our formation transactions(1)	$		$
Weighted average number of shares of our common stock outstanding, basic and diluted		1,000		1,000
Pro forma for shares issued in our formation transactions(1)
Selected Other Data:
Core Earnings(2)		$2,627		$(674)
Core Earnings per share of our common stock, basic and diluted		$2,627		$(674)
Pro forma for shares issued in our formation transactions(1)	$		$
Return on average equity(3)		5.0%		(7.0)%

(dollars in thousands, except share and per share data)	March 31, 2019	December 31, 2018
	(Unaudited)
BALANCE SHEET DATA (at Period End):
Total assets	$229,466		$430,956
Total liabilities	$177,623		$386,910
Total stockholders' equity	$51,841		$44,046
Preferred stock	$101		$—
Total stockholder's equity, net of preferred stock	$51,739		$44,046
Number of shares outstanding at period end	1,000		1,000
Pro forma for shares issued in our formation transactions(1)
Book value per share	$51,739		$44,046
Pro forma for shares issued in our formation transactions(1)	$	$
Ratio Data:
Total debt to total stockholders' equity	3.4x		8.7x

(1)
Reflects (a) the issuance of an aggregate of                 shares of our common stock in a stock dividend to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering, (b) the grant of an aggregate of                 shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan and (c) our repurchase of the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.

(2)
Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) allocable to common stockholders excluding (A) unrealized gains on the aggregate portfolio, (B) impairment losses, (C) extinguishment of debt, (D) non-cash equity compensation expense, (E) the incentive fee earned by our Manager and (F) certain other non-recurring gains or losses determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors. As defined, Core Earnings include interest income and expense as well as realized losses on interest rate futures or swaps used to hedge interest rate risk and other expenses. We believe that the presentation of Core Earnings will provide investors with a useful measure to facilitate comparisons of financial performance between our REIT peers, but has important limitations. We believe Core Earnings as described above helps evaluate our financial performance without the impact of certain transactions but is of limited usefulness as an analytical tool. Therefore, Core Earnings should not be viewed in isolation and is not a substitute for net income computed in accordance with GAAP. Our methodology for calculating Core Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measure, and as a result, our Core Earnings may not be comparable to similar measures presented by other REITs.

          The following tables provide a reconciliation of GAAP net income (loss) allocable to common stockholders to Core Earnings:

(dollars in thousands, except share and per share data)	Three Months Ended March 31, 2019	Period from September 18, 2018 (Commencement of Operations) through December 31, 2018
	(Unaudited)
Net income (loss) allocable to common stockholder	$2,388		$(1,549)
Adjustments:
Net other-than-temporary credit impairment losses	—		—
Net unrealized (gains) losses on derivatives	234		878
Net unrealized (gains) losses on financial instruments at fair value	5		(3)
(Gains) losses on extinguishment of debt	—		—
Realized (gains) losses on terminations of interest rate swaps	—		—
Non-cash equity compensation expense	—		—
Incentive fee earned by our Manager	—		—
Total other (gains) losses	—		—

Core Earnings	$2,627		$(674)

Weighted average number of shares of our common stock outstanding, basic and diluted	1,000		1,000

Pro forma for shares issued in our formation transactions(A)
Core Earnings per share of our common stock, basic and diluted	$2,627		$(674)

Pro forma for shares issued in our formation transactions(A)	$	$

(A)
Reflects (i) the issuance of an aggregate of                 shares of our common stock in a stock dividend to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering, (ii) the grant of an aggregate of                 shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan and (iii) our repurchase of the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.
(3)
Our return on average equity was calculated by dividing net income by average stockholders' equity.

RISK FACTORS

          An investment in our common stock involves significant risks. Before making a decision to invest in our common stock, you should carefully consider the following risks in addition to the other information contained in this prospectus. The risks discussed in this prospectus can materially adversely affect our business, financial condition, liquidity, results of operations and prospects and our ability to make distributions to our stockholders (which we refer to collectively as "materially and adversely affecting us" or having "a material adverse effect on us," and comparable phrase). This could cause the market price of our common stock to decline significantly, and you could lose all or part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Relationship with Our Manager

We are dependent on our Manager and certain key personnel of Angel Oak that are or will be provided to us through our Manager and may not find a suitable replacement if our Manager terminates the management agreement or such key personnel are no longer available to us.

          We are externally managed by our Manager and all of our officers are employees of Angel Oak. We have no separate facilities and are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and execution of our business strategies and risk management practices. We also depend on our Manager's access to the professionals and principals of Angel Oak as well as information and loan flow generated by Angel Oak Mortgage Lending. The employees of Angel Oak identify, evaluate, negotiate, structure, close and monitor our portfolio. The departure of any of the members of the senior management team of our Manager, or of a significant number of investment professionals or principals of Angel Oak, could have a material adverse effect on us. We can offer no assurance that our Manager will remain our manager or that we will continue to have access to Angel Oak's, including Our Manager's, senior management. We are subject to the risk that our Manager will terminate the management agreement or that we may deem it necessary to terminate the management agreement or prevent certain individuals from performing services for us and that no suitable replacement will be found to manage us.

Other than our dedicated Chief Financial Officer and Treasurer and a partially dedicated employee that our Manager will provide to us, the Angel Oak personnel provided to our Manager, as our external manager, are not required to dedicate a specific portion of their time to the management of our business.

          Other than our dedicated Chief Financial Officer and Treasurer and a partially dedicated employee that our Manager will provide to us, neither our Manager nor Angel Oak is obligated to dedicate any specific personnel exclusively to us nor is our Manager or its personnel obligated to dedicate any specific portion of their time to the management of our business. Although our Manager has informed us that Brandon Filson will serve as our dedicated Chief Financial Officer and Treasurer and that he will spend all of his time on our affairs, key personnel, including Mr. Filson, provided to us by our Manager may become unavailable to us as a result of their departure from Angel Oak or for any other reason. As a result, we cannot provide any assurances regarding the amount of time our Manager will dedicate to the management of our business, and Angel Oak, including our Manager, may have conflicts in allocating their time, resources and services among our business and any other entities they manage, and such conflicts may not be resolved in our favor. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed. Our Manager and its affiliates are not restricted from entering into other investment advisory relationships or from engaging in other business activities.

We are dependent on our Manager, whose senior management team has limited experience operating a REIT and a public company.

          Our Manager was formed in February 2018. Although Angel Oak has been active in the mortgage credit market since 2008, our Manager's senior management team has limited experience operating a REIT and operating a business in compliance with the numerous technical restrictions and limitations set forth in the Code and the Investment Company Act. Moreover, our Manager's senior management team has limited experience operating a public company with listed equity securities, which is required to comply with numerous laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NYSE. This limited experience may hinder our Manager's ability to successfully operate our business. In addition, maintaining our REIT qualification and complying with the applicable Investment Company Act exclusions limit the types of investments we are able to make. We cannot assure you that our Manager's senior management team will be successful on our behalf or at all.

There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders.

          We are subject to conflicts of interest arising out of our relationship with Angel Oak, including our Manager. Currently, all of our officers, including our dedicated Chief Financial Officer and Treasurer, and one of our directors also serve as employees of Angel Oak. As a result, our Manager, our officers and this director may have conflicts between their duties to us and their duties to, and interests in, Angel Oak, including our Manager. For example, Mr. Fierman, the Chairman of our Board of Directors, also serves as a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies.

          Some examples of conflicts of interest that may arise by virtue of our relationship with Angel Oak, including our Manager, include:

  •
  Loans Originated by Angel Oak Mortgage Lending.  Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. Since our commencement of operations in September 2018 through March 31, 2019, a substantial portion of the target assets in our portfolio were acquired from Angel Oak Mortgage Lending, and we expect that, in the future, a substantial portion of our portfolio will continue to consist of target assets acquired from Angel Oak Mortgage Lending. As our Manager directs our investment activities, there are conflicts of interest related to the fact that Angel Oak Mortgage Lending consists of affiliates of our Manager.

  •
  For example, our Manager will have an incentive to favor the acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending over third-party sellers because purchasing non-QM loans or other target assets from Angel Oak Mortgage Lending would generate fees for Angel Oak Mortgage Lending (including fees payable by us and origination fees payable by the borrowers of the loans originated by Angel Oak Mortgage Lending), which would benefit Angel Oak. In addition, our acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending would allow Angel Oak Mortgage Lending to sell such non-QM loans or other target assets and obtain liquidity to make more loans, even where Angel Oak Mortgage Lending is unable to sell the non-QM loans or other target assets on favorable terms to unaffiliated third parties in the market due to unfavorable market conditions or other reasons. Our Manager could acquire non-QM loans or other target assets on our behalf from Angel Oak Mortgage Lending even if such non-QM loans or other target assets were unsuitable for us, or we could identify better quality non-QM loans or other target assets, or obtain better pricing, from unaffiliated third parties. Although we utilize third-party pricing vendors to evaluate the fairness of the price for non-QM loans or other target assets we acquire from Angel Oak Mortgage Lending, there can be no assurance that we will purchase such non-QM loans or other target assets from Angel Oak Mortgage Lending at a fair price.

    •
    In addition, conflicts could arise if Angel Oak Mortgage Lending breaches the applicable agreement relating to our acquisition of loans or other assets from Angel Oak Mortgage Lending, or otherwise fails to perform its obligations under such agreement, resulting in harm or damages to us. Our Manager may not require customary representations and warranties from Angel Oak Mortgage Lending concerning the non-QM loans or other target assets we acquire from them and our Manager may not seek indemnity or demand repurchase or substitution of such non-QM loans or other target assets in the event Angel Oak Mortgage Lending breaches a representation or warranty given to us. In such circumstances with unaffiliated third parties, we would be free to seek such recourse as is appropriate, including litigation. In this case, however, because of the affiliation, our Manager could have a potential conflict in determining what action to take against an affiliate, which could have a material adverse effect on us. Furthermore, our Manager may not conduct as thorough of a review of the loans acquired from Angel Oak Mortgage Lending in comparison to the review our Manager would conduct for loans acquired from unaffiliated third parties. If our Manager conducts more limited due diligence on the loans acquired from Angel Oak Mortgage Lending, such due diligence may not reveal all of the risks associated with such loans, which could materially and adversely affect us.

    •
    Moreover, although, our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, this strategy may need to adapt to changing market conditions or other factors. If investment in non-QM loans falls out of favor or otherwise becomes unattractive because of perceived risks, unfavorable pricing or otherwise, our Manager will have a conflict of interest in determining whether our strategy should continue to focus on the acquisition of non-QM loans, particularly if the origination of such loans continues to be a focus of Angel Oak Mortgage Lending. The continued pursuit of our strategy under these circumstances may result in losses. The significant majority of the loans that Angel Oak Mortgage Lending currently originates are non-QM loans. Similarly, failure to adjust our strategy may cause us to forego other attractive investment opportunities outside investments in non-QM loans. Our Manager will have a conflict in determining whether to adjust our strategy and to pursue investments in other types of target assets that may be more attractive even if Angel Oak Mortgage Lending continues to originate non-QM loans.

    •
    We have purchased RMBS, and expect to continue to purchase RMBS or CMBS, that are collateralized by loans originated by Angel Oak Mortgage Lending, and our portfolio may consist of a significant amount of such securities. Certain affiliates of our Manager may receive benefits, including compensation, for their activities related to the creation of the securitization and the issuance and sale of such securities. We will also bear a portion of the expense incurred in connection with the securitization vehicle to which we sell the loans we have acquired. Such expenses include, but are not limited to, the costs and expenses related to structuring the securitization vehicle and the transactions related to the sale of the loans by us to the securitization vehicle.

    Angel Oak has in place policies and procedures that we believe are reasonably designed to facilitate arm's length transactions between us and Angel Oak Mortgage Lending and any other affiliates with respect to non-QM loans and other target assets purchased from Angel Oak Mortgage Lending or other affiliates. Additionally, our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager. However, there can be no assurance that such policies and procedures will be successful and we could purchase loans from Angel Oak Mortgage Lending at less favorable prices from what we could have obtained from unaffiliated third parties and we could ultimately suffer losses as a result.

  •
  Other Angel Oak Managed Entities.  Angel Oak currently advises, and in the future expects to continue to advise, other entities that may have investment objectives and strategies similar, in whole or in part, to ours and may use the same or similar strategies to those we employ. For example, Angel Oak has previously formed a private REIT as well as other funds that invest in residential mortgage loans, and may raise additional investment vehicles in the future, including entities formed to make investments that we could be precluded or materially limited from making because of laws or regulations applicable to us. Angel Oak is not restricted in any way from sponsoring or accepting capital from new entities, even for investing in asset classes or strategies that are similar to, or overlapping with, our asset classes or strategies. The existence of such multiple managed entities may create conflicts of interest, including, without limitation, with respect to the allocation of investment opportunities between us and other managed entities. See "— Allocation of Investment Opportunities" below. In addition, we may make an investment that may be pari passu, senior or junior in ranking to an investment made by another managed entity, and actions taken by such managed entity with respect to such investment may not be in our best interests, and vice versa. Furthermore, such activities may involve substantial time and resources of Angel Oak, including our Manager.

  •
  Allocation of Investment Opportunities.  Although Angel Oak, including our Manager, may manage investments on behalf of a number of managed entities, including us, investment decisions and allocations will not necessarily be made in parallel among us and these other managed entities. Investments made by us may not, and are not intended in all cases to, replicate the investments, or the investment methods and strategies, of other entities managed by Angel Oak, including our Manager. Nevertheless, Angel Oak, including our Manager, from time to time may elect to apportion major or minor portions of the investments to be made by us among other entities that they manage, and vice versa.

    When allocating investment opportunities among us and one or more other managed entities, Angel Oak Capital allocates such opportunities pursuant to its written investment allocation policy. Angel Oak Capital's written investment allocation policy allocates investment opportunities based on each managed entity's guidelines, the strategy and available cash of Angel Oak managed entities, market supply and other factors. Target allocations for each managed entity are established by Angel Oak Capital's portfolio management team prior to the execution of any aggregated trade. In the event an aggregated trade is partially filled, Angel Oak's managed entities will generally receive a pro rata share of the executed trade based upon the target allocation set by Angel Oak Capital's portfolio management team.

    For loans acquired from Angel Oak Mortgage Lending, each week Angel Oak Capital receives a loan tape from Angel Oak Mortgage Lending. The loan tape is reviewed to ensure compliance with our and other Angel Oak managed entities' investment guidelines. If any exceptions are found, the loan is further reviewed to ensure there are accompanying compensating factors. Following review of the loan tape, a custodial review is performed to ensure necessary documentation exists or is provided. Concurrently with the custodial review, loans are priced based on the current rate sheet and an allocation among Angel Oak managed entities is determined. Angel Oak's portfolio management team establishes a monthly target allocation first by loan type and then by loan size. Loans from Angel Oak Mortgage Lending that fit the investment guidelines of Angel Oak's managed entities, including us, are allocated first to such managed entities. Each round of loan purchases is then allocated to each participating managed entity based on the target allocation (or as closely as possible given available loan sizes) in order to avoid one managed entity from being fully allocated ahead of any other managed entity. Loans are allocated on an alternating basis to each eligible managed entity. Angel Oak Capital's compliance team approves each loan allocation and our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager.

    Accordingly, not all investments which are consistent with our investment objective and strategies are or will be presented to us. There is no assurance that any such conflicts arising out of the foregoing will be resolved in our favor. Angel Oak Capital is entitled to amend its investment allocation policy at any time without prior notice to us or our consent.

  •
  Service Providers.  Our Manager may engage affiliated service providers, including affiliates that act as the servicer for the loans in our portfolio. Such relationships may influence our Manager in deciding whether to select such service providers. Our Manager's affiliates receive benefits, including compensation, for these activities, although we believe that the use of such affiliates is in the best interests of our stockholders. Additionally, affiliated service providers will not have the same independence with respect to the performance of their duties to us as an unaffiliated service provider. For example, Angel Oak Mortgage Solutions acted as the servicing administrator in the securitization transaction for AOMT 2019-2 and is responsible for servicing the securitized mortgage loans pursuant to a pooling and services agreement. Under the pooling and services agreement, Angel Oak Mortgage Solutions is entitled to receive a servicing administration fee as compensation for its activities in its capacity as a servicing administrator. The use of affiliated service providers may impair our ability to obtain the most favorable terms with respect to such services and transactions, which could materially and adversely affect us.

  •
  Management.  Other than our dedicated Chief Financial Officer and Treasurer that our Manager provides to us, the officers of our Manager and its affiliates devote as much time to us as our Manager deems appropriate; however, these officers may have conflicts in allocating their time and services among us and Angel Oak's other managed entities. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from our Manager and Angel Oak employees, other entities that Angel Oak manages will likewise require greater focus and attention, placing our Manager and Angel Oak's resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if Angel Oak did not act as a manager or advisor for other entities.

  •
  Securitizations.  We have participated in a securitization transaction, and in the future intend to continue to participate in securitization transactions, in which other managed entities of Angel Oak also contribute mortgage loans or other assets. There can be no assurance that the valuation of the assets that we contribute to any such securitization will not be understated or the assets that such other managed entities contribute will not be overstated, resulting in less cash proceeds or securities issued by the securitization vehicle to us or more cash proceeds or securities issued by the securitization vehicle to such managed entities than would otherwise be the case. In addition, other Angel Oak managed entities may contribute assets to securitizations that we also contribute assets to, potentially exposing us to assets that do not fit within our strategy or that we would not have otherwise acquired directly.

    AOMT's securitizations are typically structured with a two- or three-year non-call period for the securities issued in the securitization. After such period has ended, AOMT has the option to call the securitization at any point. AOMT would consider exercising this option if the financing marketplace is more attractive, or if the underlying asset values have increased. AOMT may choose to exercise its option to call the securitization, for the benefit of another Angel Oak managed entity, without taking into consideration our interests, and we may be unable to reinvest the proceeds we receive from any such call option for some period of time and such proceeds may be reinvested by us in assets yielding less than the yields on the securities that were called.

  •
  Material Non-Public Information.  We, directly or through Angel Oak, may obtain material non-public information about the investments in which we have invested or may invest. If we do possess material non-public information about such investments, there may be restrictions on our ability to dispose of, increase the amount of, or otherwise take action with respect such investments. Our Manager's and Angel Oak's management of other managed entities could create a conflict of interest to the extent our Manager or Angel Oak is aware of material non-public information concerning potential investment decisions. In addition, this conflict may limit the freedom of our Manager to make potentially profitable investments, which could have an adverse effect on our operations. These limitations imposed by access to material non-public information could therefore materially and adversely affect us.

          We also face additional conflicts of interest in our relationship with Angel Oak, including our Manager, as described below and under "Business — Conflicts of Interest; Equitable Allocation of Opportunities."

We rely on Angel Oak Mortgage Lending to source non-QM loans and other target assets for acquisition by us and they are under no contractual obligation to sell to us any loans that it originates.

          Our operating results are dependent upon our Manager's ability to source non-QM loans and other target assets for acquisition by us from Angel Oak Mortgage Lending. Although we are a party to loan purchase agreements and mortgage purchase agreements with Angel Oak Mortgage Lending, and such agreements provide the framework for which we have agreed to purchase from Angel Oak Mortgage Lending certain target assets, Angel Oak Mortgage Lending has no obligation to sell non-QM loans or other target assets to us and we may be unable to locate other originators that are able or willing to originate non-QM loans and other target assets that meet our standards. If Angel Oak Mortgage Lending is unable to originate non-QM loans due to business, competitive, regulatory or other reasons, or for any other reason is unable or unwilling to provide non-QM loans and other target assets for sale to us in sufficient quantity, we may not be able to source acquisitions of non-QM loans and other target assets from other originators, banks and other sellers, on favorable terms and conditions or at all. In this regard, mortgage originators are subject to significant regulation and oversight and failure by Angel Oak Mortgage Lending to comply with its obligations under law may result in an inability to originate non-QM loans or other target assets in certain jurisdictions or at all. Similarly, if Angel Oak Mortgage Lending otherwise separates from its affiliation with our Manager, it may determine to sell the non-QM loans or other target assets that it originates to other parties. Angel Oak Mortgage Lending could also enter into commitments with third parties to sell them non-QM loans or other assets, and reduce the quantity of loans that would otherwise be available for purchase by us. If we cannot source an adequate volume of attractive non-QM loans and other target assets from Angel Oak Mortgage Lending on desirable terms, we may not be able to acquire a sufficient amount of attractive non-QM loans or other target assets to make our strategy profitable, and we may be materially and adversely affected.

          Our agreements with Angel Oak Mortgage Lending were negotiated between related parties, and their terms, including the purchase price for such target assets sold under such agreements, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

          In addition, conflicts could arise if Angel Oak Mortgage Lending breaches the applicable agreement relating to our acquisition of target assets from Angel Oak Mortgage Lending, or otherwise fails to perform its obligations under such agreement, resulting in harm or damages to us. Further Angel Oak Mortgage Lending provides representations and warranties regarding the target assets we purchase from them. If Angel Oak Mortgage Lending breaches a representation or warranty relating to one of the target assets we purchase from them, our Manager may not seek the same recourse against Angel Oak Mortgage Lending as it would with unaffiliated third parties. Our Manager could have a potential conflict in determining what action to take against an affiliate, which could have a material adverse effect on us.

Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make certain loans or other investments, including speculative investments, which increase the risk of our portfolio.

          We pay our Manager base management fees regardless of the performance of our portfolio. Our Manager's entitlement to base management fees, which are based on our "Equity" (as defined under "Our Manager and the Management Agreement — The Management Agreement — Base Management Fees, Incentive Fees and Reimbursement of Expenses"), might reduce its incentive to devote its time and effort to seeking loans or other investments that provide attractive risk-adjusted returns for our stockholders and instead may incentivize our Manager to advance strategies that increase our equity. There may be circumstances where increasing our equity will not optimize the returns for our stockholders, and consequently, we will be required to pay our Manager base management fees in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.

          In addition, our Manager has the ability to earn incentive fees each quarter based on our Core Earnings as calculated in accordance with the management agreement, which may create an incentive for our Manager to invest in assets with higher yield potential, which are generally riskier or more speculative, or sell an asset prematurely for a gain, in an effort to increase our Core Earnings and thereby increase the incentive fee to which it is entitled. This could result in increased risk to our portfolio. If our interests and those of our Manager are not aligned, the execution of our strategies could be adversely affected, which could materially and adversely affect us.

The management agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate. Our Manager's liability is limited under the management agreement, and we have agreed to indemnify our Manager against certain liabilities.

          The management agreement that we will enter into with our Manager upon the completion of this offering, the private placement and our formation transactions will be negotiated between related parties, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Various potential and actual conflicts of interest may arise from the activities of Angel Oak by virtue of the fact that our Manager is controlled by Angel Oak. See "— Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make certain loans or other investments, including speculative investments, which increase the risk of our portfolio."

          Termination of the management agreement without cause, which is defined in the management agreement and includes unsatisfactory performance by our Manager that is materially detrimental to us, is subject to several conditions which may make such a termination difficult and costly. Termination of the management agreement with our Manager may require us to pay our Manager a substantial termination fee, which will increase the effective cost to us of terminating the management agreement, thereby adversely affecting our ability to terminate our Manager without cause.

          Our Manager will not assume any responsibility other than to provide the services specified in the management agreement in good faith and will not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. None of our Manager or its affiliates or their respective managers, officers, directors, trustees, employees or members or any person providing sub-advisory services to our Manager will be liable to us, any of our subsidiaries, our Board of Directors, our stockholders or any subsidiary's interest holders for any acts or omissions performed under the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under the management agreement. We have agreed to indemnify our Manager and its affiliates and their respective managers, officers, directors, trustees, employees and members and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of or arising from such person's acts or omissions performed in good faith under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under the management agreement. As a result, we could experience poor performance or losses for which our Manager would not be liable.

Our Manager's failure to identify and acquire assets that meet our target asset criteria or perform its responsibilities under the management agreement could materially and adversely affect us.

          Our ability to achieve our objectives depends on our Manager's ability to identify and acquire assets that meet our target asset criteria. We are dependent on our Manager's relationship with Angel Oak Mortgage Lending and our Manager's ability to source investment opportunities consistent with our strategy, which is currently focused on the acquisition of non-QM loans from Angel Oak Mortgage Lending. Additionally, accomplishing our objectives is largely a function of our Manager's identification of target assets, access to financing on acceptable terms and general market conditions. Our stockholders will not have input into our investment decisions. All of these factors increase the uncertainty, and thus the risk, of investing in our common stock. The senior management team of our Manager has substantial responsibilities under the management agreement. In order to implement certain strategies, our Manager may need to hire, train, supervise and manage new employees successfully. Any failure to manage our future growth effectively could have a material adverse effect on us.

If our Manager ceases to be our Manager pursuant to the management agreement, our lenders and our derivative counterparties may cease doing business with us.

          If our Manager ceases to be our Manager, it could constitute an event of default or early termination event under our future financing and hedging agreements, upon which our counterparties would have the right to terminate their agreements with us. If our Manager ceases to be our Manager for any reason, including upon the non-renewal of the management agreement, and we are unable to obtain or renew financing or enter into or maintain derivative transactions, we may be materially and adversely affected.

We do not own the Angel Oak brand or trademark, but may use the brand and trademark as well as our logo pursuant to the terms of a license granted by Angel Oak.

          Angel Oak has licensed the "Angel Oak" brand, trademark and logo to us during the term of the management agreement. We do not own the brand, trademark or logo that we will use in our business and may be unable to protect this intellectual property against infringement from third parties. Angel Oak retains the right to continue using the "Angel Oak" brand and trademark. We will further be unable to preclude Angel Oak from licensing or transferring the ownership of the "Angel Oak" brand and trademark to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of Angel Oak or others. Furthermore, in the event our Manager or another affiliate of Angel Oak Capital ceases to act as our Manager, or in the event Angel Oak terminates the license, we will be required to change our name and trademark. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business. Finally, the license is a domestic license in the United States only and does not give us any right to use the "Angel Oak" brand, trademark and logo overseas even though we expect to use the brand, trademark and logo overseas. Our use of the "Angel Oak" brand, trademark and logo overseas will therefore be unlicensed and could expose us to a claim of infringement.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us.

          We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries is a party or has an interest, nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors, officers and employees, as well as employees of our Manager who provide services to us, from engaging in any transaction that involves an actual or apparent conflict of interest with us, absent approval by our Board of Directors or except as provided in the management agreement. In addition, nothing in the management agreement binds or restricts our Manager or any of its affiliates, officers or employees from buying, selling or trading any securities or commodities for their own accounts or for the accounts of others for whom our Manager or any of its affiliates, officers or employees may be acting.

Under the management agreement, our Manager has a contractually defined duty to us rather than a fiduciary duty.

          Under the management agreement, our Manager maintains a contractual as opposed to a fiduciary relationship with us which limits our Manager's obligations to us to those specifically set forth in the management agreement. The right of our Manager or its personnel and its officers to engage in other business activities may reduce the time our Manager spends managing us. In addition, unlike for directors, there is no statutory standard of conduct under the MGCL for officers of a Maryland corporation.

Our Manager manages our portfolio pursuant to very broad investment guidelines, which may result in us making riskier investments, and our Manager may change its investment process, or elect not to follow it, without stockholder consent at any time, which may materially and adversely affect us.

          Our Manager is authorized to follow very broad investment guidelines and our Manager may change its investment process without stockholder consent at any time. In addition, in conducting periodic reviews, our Board of Directors will rely primarily on information provided to them by our Manager. Furthermore, our Manager may arrange for us to use complex strategies or to enter into complex transactions that may be difficult or impossible to unwind by the time they are reviewed by our Board of Directors. Our Manager has great latitude within our broad investment guidelines to determine the types of assets it may decide are proper for purchase by us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect us.

          In addition, there can be no assurance that our Manager will follow its investment process in relation to the identification and underwriting of prospective investments. Changes in our Manager's investment process may result in inferior due diligence and underwriting standards, which may materially and adversely affect us.

Risks Related to Our Investment Activities

Our operating results are dependent upon our Manager's ability to source a large volume of desirable non-QM loans and other target assets for our investment on attractive terms.

          Our operating results are dependent upon our Manager's ability to source a large volume of desirable non-QM loans and other target assets for our investment on attractive terms, and our Manager may be unable to do so for many reasons. Angel Oak Mortgage Lending has no obligation to sell non-QM loans and other target assets to us and our Manager may be unable to locate other originators that are able or willing to originate non-QM loans and other target assets that meet our standards on favorable terms or at all. General economic factors, such as recession, declining home values, unemployment and high interest rates, may limit the supply of available non-QM loans and other target assets. Moreover, competition for non-QM loans and other target assets may drive down supply or drive up prices, making it uneconomical to purchase such loans or other target assets. For instance, in acquiring non-QM loans and other target assets from unaffiliated parties, we will compete with a broad spectrum of institutional investors, many of which have greater financial resources than us. Increased competition for, or a reduction in the available supply of, qualifying investments could result in higher prices for (and thus lower yields on) such investments, which could narrow the yield spread over borrowing costs. Competition may also reduce the number of investment opportunities available to us and may adversely affect the terms upon which investments can be made. We may incur due diligence or other costs on investments which may not be successful or may not be completed at all. As a result, we may incur additional costs to acquire a sufficient volume of non-QM loans and other target assets or be unable to acquire such loans and other target assets at reasonable prices or at all. There can be no assurance that attractive investments will be available for us or that available investments will meet our strategies. If we cannot source an adequate volume of desirable non-QM loans and other target assets on attractive terms or at all, we may be materially and adversely affected.

We may allocate the net proceeds of this offering and the private placement to investments with which you may not agree.

          We will have significant flexibility in investing the net proceeds of this offering and the private placement. You will be unable to evaluate the manner in which the net proceeds of these offerings will be invested or the economic merit of our expected investments and, as a result, we may use the net proceeds to invest in investments with which you may not agree. The failure of our Manager to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns, which could materially and adversely affect us. Because assets we expect to acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

Difficult conditions in the residential mortgage and residential real estate markets as well as general market concerns may adversely affect the value of residential mortgage loans, including non-QM loans, and other target assets in which we invest.

          Our business is materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets, and the economy, including inflation, energy costs, unemployment, geopolitical issues, concerns over the creditworthiness of governments worldwide and the stability of the global banking system. In particular, the residential mortgage market in the United States has experienced, in the past, a variety of difficulties and challenging economic conditions, including defaults, credit losses, and liquidity concerns. Certain commercial banks, investment banks, insurance companies, and mortgage-related investment vehicles (including publicly traded mortgage REITs) incurred extensive losses from exposure to the residential mortgage market as a result of these difficulties and conditions. These factors have impacted in the past and may continue to impact investor perception of the risks associated with the residential real estate market, residential mortgage loans and various other target assets in which we may invest. As a result, values for residential mortgage loans, including non-QM loans, and various other target assets in which we may invest have experienced, and may in the future experience, significant volatility. Any deterioration of the residential mortgage market and investor perception of the risks associated with residential mortgage loans, including non-QM loans, and various other of our target assets could have a material adverse effect on us.

The non-QM loans in which we invest are subject to less stringent underwriting guidelines than QM loans and could experience substantially higher rates of delinquencies, defaults and foreclosures than those experienced by QM loans.

          Non-QM loans are subject to less stringent underwriting guidelines than those used in underwriting QM loans. Some of the major requirements of a QM loan are: the DTI must not exceed 43%; points and fees cannot exceed 3% of the loan amount; and a standardized list of documents is required for underwriting and income documentation. Any loan that fails to meet these strict criteria and falls outside the parameters is deemed "non-QM." Accordingly, the underwriting guidelines for non-QM loans are more permissive as to the borrower's DTI, credit history and/or income documentation. Non-QM loans underwritten pursuant to less stringent underwriting guidelines could experience substantially higher rates of delinquencies, defaults and foreclosures than those experienced by QM loans. Thus, because of the higher delinquency rates and losses that may be associated with non-QM loans, the performance of our investments in non-QM loans could be correspondingly adversely affected, which could materially and adversely affect us.

The non-QM loans in which we invest are subject to increased risks.

          The non-QM loans in which we invest are subject to increased risk of loss compared to investments in certain of our other target assets, such as Agency RMBS. A non-QM loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such non-QM loan. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon the sale of such real estate may not be sufficient to recover our cost basis in the non-QM loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses. The value of non-QM loans is also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies and to a reduction in a borrower's mortgage debt by a bankruptcy court. In addition, claims may be assessed against us because of our position as a mortgage holder or property owner, including assignee liability, environmental hazards and other liabilities. In some cases, these claims may lead to losses exceeding the purchase price of the related non-QM loan or property. Unlike Agency RMBS, non-QM loans are not guaranteed by the U.S. Government or any GSE. Additionally, by directly acquiring non-QM loans, we do not receive the structural credit enhancements that benefit senior tranches of RMBS. The occurrence of any of these risks could have a material adverse effect on us.

Angel Oak Mortgage Lending is subject to extensive licensing requirements and regulation, which could materially and adversely affect us.

          As of March 31, 2019, Angel Oak Mortgage Lending was licensed to originate loans in 39 states and in the District of Columbia, and is currently subject to significant regulation by both U.S. federal and state regulators, including the CFPB and various state offices of financial regulation. Over the years, regulators have vigilantly enforced the regulation of loan originators and have penalized or, in some cases, even suspended non-compliant originators' ability to originate loans in their jurisdictions for their failure to comply with regulatory requirements. This risk may be heightened in originating non-QM loans as a result of greater risks of default due to their departure in certain respects from QM loan standards. Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to non-QM loan borrowers and primarily sourced from Angel Oak Mortgage Lending and we expect that, in the future, a substantial portion of our portfolio will consist of non-QM loans and other assets acquired from Angel Oak Mortgage Lending.

          If Angel Oak Mortgage Lending is unable to originate loans in one or more jurisdictions as a result of regulatory issues or otherwise, it may result in fewer investment opportunities for us or in opportunities that are less geographically diversified. Further, any such regulatory issues for Angel Oak Mortgage Lending could result in damage to the reputation of Angel Oak in the market and impact

Angel Oak Mortgage Lending's ability to continue to source a significant volume of non-QM loan originations. If Angel Oak Mortgage Lending is unable to originate the volume of loans anticipated, we may also be unable to identify other sources of non-QM loans for acquisition to satisfy our strategy and we may need to alter such strategy to seek other investments.

Our portfolio is concentrated, and may continue to be concentrated, by asset type and by region, increasing our risk of loss if there are adverse developments or greater risks affecting the particular concentration.

          Our investment guidelines do not requires us to observe specific diversification criteria. Currently, we are focused on acquiring and investing in first lien non-QM loans in the U.S. mortgage market. As of March 31, 2019, over 95% of AOMT 2019-2's portfolio of loans, a securitization in which we participated and for which we served as the "sponsor" (as defined in the U.S. Risk Retention Rules), consisted of non-QM loans. In addition, as of March 31, 2019, approximately 26.2%, 20.7%, 9.5% and 9.1% of the unpaid principal balance of the loans in AOMT 2019-2's portfolio of loans was secured by properties located in Florida, California, Georgia and Texas, respectively. As a result, our portfolio is concentrated, and may continue to be concentrated, by asset type and geographic region, increasing our risk of loss if there are adverse developments or greater risks affecting the particular concentration. Accordingly, downturns relating generally to non-QM loans may result in defaults on a number of our non-QM loans within a short time period, and adverse conditions in the areas where the properties securing or otherwise underlying our investments are concentrated (including unemployment rates, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our investments, any of which may materially and adversely affect us.

Currently, we are focused on acquiring and investing in non-QM loans, which may subject us to legal, regulatory and other risks, which could materially and adversely affect us.

          Currently, we are focused on acquiring and investing in non-QM loans that will not have the benefit of enhanced legal protections otherwise available in connection with the origination of residential mortgage loans to a more restrictive credit standard, as further described below. The ownership of non-QM loans will subject us to legal, regulatory and other risks, including those arising under U.S. federal consumer protection laws and regulations designed to regulate residential mortgage loan underwriting and originators' lending processes, standards and disclosures to borrowers. These laws and regulations include the CFPB's TRID, the ATR rules under the Truth-in-Lending Act and QM loan regulations, in addition to various U.S. federal, state and local laws and regulations intended to discourage predatory lending practices by residential mortgage loan originators. The ATR rules specify the characteristics of a QM loan and two levels of presumption of compliance with the ATR rules: a safe harbor and a rebuttable presumption for higher priced loans. The "safe harbor" under the ATR rules applies to a covered transaction that meets the definition of a QM loan and is not a "higher-priced covered transaction." For any covered transaction that meets the definition of a QM loan and is not a "higher-priced covered transaction," the creditor or assignee will be deemed to have complied with the ability-to-repay requirement and, accordingly, will be conclusively presumed to have made a good faith and reasonable determination of the consumer's ability to repay. Creditors or assignees will have the benefit of a rebuttable presumption of compliance with the applicable ATR rules if they have complied with the QM loan characteristics of the ATR rules other than the residential mortgage loan being higher-priced in excess of certain thresholds. Non-QM loans, such as residential mortgage loans with a DTI exceeding 43%, do not have the benefit of either a safe harbor from liability under the ATR rules or a rebuttable presumption of compliance with the ATR rules. Application of certain standards set forth in the ATR rules is highly subjective and subject to interpretive uncertainties. As a result, a court may determine that a residential mortgage loan did not meet the standard or test even if the originator reasonably believed such standard or test had been satisfied. Failure of residential mortgage loan originators or servicers to comply with these laws and regulations could subject us, as a purchaser or an assignee of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the CFPB through its administrative enforcement authority and by mortgagors through a private right of action against lenders or as a defense to foreclosure, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans, which could materially and adversely affect us. Such risks may be higher in connection with the acquisition of non-QM loans, which is currently the focus of our strategy. Borrowers under non-QM loans may be more likely to challenge the analysis conducted under the ATR rules by lenders. Even if a borrower does not succeed in the challenge, additional costs may be incurred in connection with challenging and defending such claims, which may be more costly in judicial foreclosure jurisdictions than in non-judicial foreclosure jurisdictions, and there may be more of a likelihood such claims are made since the borrower is already exposed to the judicial system to process the foreclosure.

The non-QM loans and other residential mortgage loans in which we invest are subject to a risk of default, among other risks.

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. We also opportunistically invest in other target assets. Such acquisitions and investments will subject us to risks which include, among others:

  •
  declines in the value of residential or commercial real estate;

  •
  risks related to general and local economic conditions, including unemployment rates;

  •
  lack of available mortgage funding for borrowers to refinance or sell their homes or other properties;

  •
  overbuilding;

  •
  increases in property taxes;

  •
  changes in zoning laws;

  •
  costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold;

  •
  casualty or condemnation losses;

  •
  acts of God, terrorism, social unrest and civil disturbances;

  •
  uninsured damages from floods, earthquakes or other natural disasters;

  •
  limitations on and variations in rents;

  •
  fluctuations in interest rates;

  •
  fraud by borrowers, originators and/or sellers of mortgage loans;

  •
  undetected deficiencies and/or inaccuracies in underlying mortgage loan documentation and calculations; and

  •
  failure of the borrower to adequately maintain the property, particularly during times of financial difficulty.

          To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. Additionally, we may be required to foreclose on a mortgage loan and such actions would subject us to greater concentration of the risks of the real estate markets and risks related to the ownership and management of real property.

We may need to foreclose on certain of the residential mortgage loans we acquire, which could result in losses that materially and adversely affect us.

          We may find it necessary or desirable to foreclose on certain of the residential mortgage loans, including non-QM loans, we acquire, and the foreclosure process may be lengthy and expensive. There are a variety of factors that may inhibit the ability to foreclose upon a residential mortgage loan and liquidate real property. These factors include, without limitation: (1) extended foreclosure timelines in states that require judicial foreclosure, including states where we may hold high concentrations of residential mortgage loans; (2) significant collateral documentation deficiencies; (3) U.S. federal, state or local laws that are borrower friendly, including legislative action or initiatives designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures and that serve to delay the foreclosure process; (4) programs that require specific procedures to be followed to explore the refinancing of a residential mortgage loan prior to the commencement of a foreclosure proceeding; and (5) declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the already overburdened judicial and administrative systems. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent. Even if we are successful in foreclosing on a residential mortgage loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. We will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the residential mortgage loan. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss. The incurrence of any such losses could materially and adversely affect us.

          In addition, certain issues, including "robo-signing," have been identified throughout the mortgage industry that relate to affidavits used in connection with the mortgage loan foreclosure process. To the extent any of our investments are impacted by these issues, the foreclosure proceedings relating to such loans may have to be re-commenced, thereby resulting in additional delay that could diminish the expected return on our investments. The uncertainty surrounding these issues could also result in legal, regulatory or industry changes to the foreclosure process as a whole, any or all of which could lengthen the foreclosure process and materially and adversely affect us.

          Additionally, in the event of the bankruptcy of a residential mortgage loan borrower, the residential mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the residential mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. If borrowers default on their residential mortgage loans and we are unable to recover any resulting loss through the foreclosure process, we could be materially and adversely affected.

Increases in interest rates could adversely affect the value of our assets, cause our interest expense to increase, increase the risk of default on our assets and cause a decrease in the volume of certain of our target assets, which could materially and adversely affect us.

          Our operating results will depend in large part on the difference between the income from our assets, net of credit losses, and financing costs. We anticipate that, in many cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, to the extent not offset by our interest rate hedges, may significantly influence our financial results.

          Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations present a variety of risks, including the risk that our borrowing costs will approach, or even exceed, the yields on our assets, and the risk of adverse fluctuations in prepayment rates.

          Fixed income assets typically decline in value if interest rates increase. If long-term interest rates increased significantly, not only will the market value of these assets be expected to decline, but these assets could lengthen in duration because borrowers are less likely to prepay their mortgages. Further, an increase in short-term interest rates would increase the rate of interest payable on any short-term borrowings used to finance these assets. Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, but there can be no assurances that our hedges will be successful, or that we will be able to enter into or maintain such hedges. As a result, interest rate fluctuations can cause significant losses, reductions in income, and could materially and adversely affect us.

          In addition, rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, it could materially and adversely affect us.

A flattening of the yield curve or a yield curve inversion may adversely affect us.

          In a normal yield curve environment, many of the types of assets in which we invest will generally decline in value if long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders. A significant risk associated with these assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increased significantly, the market value of these assets could decline, and the duration and weighted-average life of the assets could increase. We could realize a loss if the assets were sold. At the same time, an increase in short-term interest rates would increase the amount of interest owed on our existing or future loan financing lines or securities repurchase facilities we use to finance the purchase of these assets. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs will generally increase more rapidly than the interest income earned on our assets. In 2017, the yield curve experienced a significant flattening due to various factors, including the U.S. Federal Reserve's increase in short-term interest rates and a continued strong demand for longer duration, fixed-income assets.

          Because our existing and future investments generally bear or will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net interest spread, net interest margin, net income, and the market value of our net assets, or book value. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income.

Increased regulatory oversight, changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect us.

          In September 2012, the U.K. government published the results of its review of LIBOR in the "Wheatley Review." The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the British Bankers' Association to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate setting.

Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the "FCA") were published and came into effect on April 2, 2013 (the "FCA Rules"). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited ("ICE Administration") was appointed as the independent LIBOR administrator, effective February 1, 2014. On July 27, 2017, the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021, which we refer to as the FCA Announcement. It is not currently known whether ICE Administration will continue to quote LIBOR after 2021, or, if it does continue to quote LIBOR, whether it will be determined on a consistent basis with the existing definition and will behave in a consistent manner to existing LIBOR. ICE Administration has not currently proposed an alternative benchmark rate, nor has it outlined a process or schedule for introducing an alternative benchmark rate, if any.

          A significant amount of the mortgage loans and other mortgage-related assets in our portfolio or that we may acquire in the future bear or will bear interest at a rate that adjusts in accordance with LIBOR. It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, or the phasing out of LIBOR as a reference rate for securities. Any such changes may negatively affect the value of such mortgage loans and mortgage-related assets that adjust in accordance with LIBOR and negatively impact our ability to sell such mortgage loans and mortgage-related assets. In addition, if LIBOR is phased out, some mortgage loans and mortgage-related assets held by us now or in the future may, under the terms of their documentation, be permitted to switch from LIBOR to another benchmark, which could result in a lower interest rate being paid to us on such assets. Any of these events could negatively affect the value of our mortgage loans and mortgage-related assets, which could adversely affect us.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

          Some of our investments, including the bonds that may be issued in our future securitization transactions for which we would be required to retain a portion of the credit risk, may be rated by rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings would not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

Prepayment rates may adversely affect the value of our portfolio.

          Prepayment rates may adversely affect the value of our portfolio. Prepayment rates on our investments, where contractually permitted, are influenced by changes in current interest rates, significant improvement in the performance of underlying real estate assets and a variety of economic, geographic and other factors beyond our control. Consequently, prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from increases in such rates. In periods of declining interest rates, prepayments on investments generally increase and the proceeds of prepayments received during these periods may generally be reinvested by us in comparable assets at reduced yields. In addition, the market value of investments subject to prepayment may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Conversely, in periods of rising interest rates, prepayments on investments, where contractually permitted, generally decrease, in which case we would not have the prepayment proceeds available to invest in comparable assets at higher yields. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of certain investments.

Our investments in Agency RMBS and non-Agency RMBS may result in losses stemming from prepayments on the underlying asset and changes in interest rates.

          We intend to invest (or continue to invest) in Agency RMBS and non-Agency RMBS. As of March 31, 2019, our portfolio included approximately $55.8 million of non-Agency RMBS. RMBS are subject to particular risks because they have yield and maturity characteristics corresponding to their underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain RMBS include both interest and a partial payment of principal. This partial payment of principal may be comprised of a scheduled principal payment, as well as an unscheduled payment from the voluntary prepayment, refinancing, or foreclosure of the underlying assets. As a result of these unscheduled payments of principal, or prepayments on the underlying assets, the price and yield of RMBS can be adversely affected. For example, during periods of declining interest rates, prepayments can be expected to accelerate, and we would be required to reinvest proceeds at the lower interest rates then available. Prepayments of mortgages that underlie securities purchased at a premium could result in capital losses because the premium may not have been fully amortized at the time the obligation is prepaid. In addition, like other interest-bearing securities, the values of RMBS generally fall when interest rates rise, but when interest rates fall, their potential for capital appreciation is limited due to the existence of the prepayment feature.

          The performance of any RMBS, and the results of hedging arrangements entered into with respect thereto, will be affected by: (1) the rate and timing of principal payments on the underlying assets; and (2) the extent to which such principal payments are applied to reduce, or otherwise result in the reduction of, the principal or notional amount of such RMBS. The rate of principal payments on a pool of RMBS will in turn be affected by the amortization schedules of the assets (which, in the case of assets with an adjustable-rate feature, may change periodically to accommodate adjustments to the mortgage rates thereon) and the rate of principal prepayments thereon (including for this purpose, voluntary prepayments by borrowers and prepayments resulting from liquidations of RMBS due to defaults, casualties or condemnations affecting the related properties).

          The extent of prepayments of principal of the assets underlying RMBS may be affected by a number of factors, including the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the underlying assets, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors. In general, any factors that increase the attractiveness of selling a mortgaged property or refinancing such property, enhance a borrower's ability to sell or refinance or increase the likelihood of default under a MBS would be expected to cause the rate of prepayment in respect of a pool of MBS to accelerate. In contrast, any factors having an opposite effect would be expected to cause the rate of prepayment of a pool of MBS to slow.

          The rate of prepayment on a pool of MBS is likely to be affected by prevailing market interest rates for mortgages of a comparable type, term and risk level. When the prevailing market interest rate is below a mortgage coupon, a borrower generally has an increased incentive to refinance. Even in the case of assets with an adjustable-rate component, as prevailing market interest rates decline, and without regard to whether the mortgage rates on such assets decline in a manner consistent therewith, the related borrowers may have an increased incentive to refinance for purposes of either: (1) converting to a fixed rate security and thereby "locking in" such rate; or (2) taking advantage of a different index, margin or rate cap or floor on another adjustable-rate note. Therefore, as prevailing market interest rates decline, prepayment speeds would be expected to accelerate.

          Increases in monthly payments on adjustable-rate mortgages due to higher interest rates may result in greater future delinquency rates. Borrowers with adjustable payments may be exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers subject to adjustable-rates.

          Borrowers seeking to avoid these increased monthly payments by refinancing may no longer be able to find alternatives at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods may find that they cannot sell their properties for an amount equal to or greater than their unpaid principal balances. These events, alone or in combination, may contribute to higher delinquency rates and therefore potentially higher losses on RMBS.

Our investment in lower rated non-Agency RMBS resulting from the securitization of our assets or otherwise, exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.

          Our portfolio includes, and is expected to continue to include, non-Agency RMBS which are backed by non-QM and other residential mortgage loans that are not issued or guaranteed by an Agency or a GSE. Within a securitization of residential mortgage loans, various securities are created, each of which has varying degrees of credit risk. We anticipate that our investments in non-Agency RMBS will be concentrated in lower-rated and unrated securities in which we are exposed to the first loss on the residential mortgage loans held by the securitization vehicle, which will subject to us to the most concentrated credit risk associated with the underlying residential mortgage loans.

          Additionally, the principal and interest on non-Agency RMBS, unlike those on Agency RMBS, are not guaranteed by GSEs such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. Government. Non-Agency RMBS are subject to many of the risks of the respective underlying mortgage loans. A residential mortgage loan is typically secured by a single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, unemployment, acts of God, terrorism, social unrest and civil disturbances, may impair the borrower's ability to repay its mortgage loan. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent. In the event of defaults under residential mortgage loans backing any of our non-Agency RMBS, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the residential mortgage loan.

          Additionally, in the event of the bankruptcy of a residential mortgage loan borrower, the residential mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the residential mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a residential mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed residential mortgage loan. If borrowers default on the residential mortgage loans backing our non-Agency RMBS and we are unable to recover any resulting loss through the foreclosure process, we could be materially and adversely affected.

We may invest in investment property loans, which will expose us to an increased risk of loss.

          We may invest in investment property loans, which are mortgage loans made on portfolios of residential rental properties. The repayment of such a loan by the property owner (i.e., the borrower) often depends primarily on its tenant's continuing ability to pay rent to the property owner. If the property owner is unable to find or retain a tenant for the rental property, the property owner would cease to have a continuous rental income stream with respect to the property and, as a result, the property owner's ability to repay the loan on a timely basis or at all could be adversely affected. In addition, the physical condition of non-owner-occupied properties can be below that of owner-occupied properties due to lax property maintenance standards, which can have a negative impact on the value of the collateral properties. Moreover, loans on non-owner-occupied residential properties generally involve larger principal amounts and a greater degree of risk than owner-occupied residential mortgage loans, resulting in a higher likelihood that we will be subject to losses on such investment property loans.

We may invest in jumbo prime mortgage loans, which will expose us to additional credit risk.

          We may invest in jumbo prime mortgage loans, which generally do not conform to GSE underwriting guidelines primarily because the mortgage balance exceeds the maximum amount permitted by GSE underwriting guidelines. Jumbo prime mortgage loans are subject to the risks described above relating to investments in residential mortgage loans, but may expose us to increased risks because of their larger balances and because they cannot be immediately sold to GSEs. Additionally, in the event of a default by a borrower on a jumbo prime mortgage loan, we could experience greater losses than a typical loan in our portfolio due to the large mortgage balance associated with jumbo prime mortgage loans.

The performance of our investments in commercial real estate loans, including senior mortgage loans and small balance commercial real estate loans, is dependent upon factors that are outside our control.

          We have invested in small balance commercial real estate loans, and we may continue to invest in these and other commercial real estate loans, including senior mortgage loans, which are secured (directly or indirectly) by commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property, which is outside our control. If the operating income of the property decreases due to a variety of factors affecting the property's commercial operations, the borrower's ability to repay the loan may be impaired. Special risks associated with commercial real estate loan investments include changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), competition based on rental rates, attractiveness and location of the properties, changes in the financial condition of tenants and changes in operating costs. Real estate values are also affected by such factors as governmental regulations (including those governing usage, improvements, zoning and taxes), interest rate levels, the availability of financing and potential liability under changing environmental and other laws. Of particular concern may be those mortgaged properties which are, or have been, the site of manufacturing, industrial or disposal activities. Such environmental risks may give rise to a diminution in the value of property (including real property securing our investment) or liability for cleanup costs or other remedial actions, which liability could exceed the value of such property or the principal balance of the related investment. In certain circumstances, a lender may choose not to foreclose on contaminated property rather than risk incurring liability for remedial actions. In the event of any default under a commercial real estate loan held by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the real estate loan, which could materially and adversely affect us.

We may acquire second lien mortgage loans, which pose additional risks for us.

          We may acquire second lien mortgage loans. A second lien mortgage loan is a residential mortgage loan that is subordinate to the primary or first lien mortgage loan on a residential property. In the event of a default or a bankruptcy of the borrower, the second lien mortgage loan will not be paid off until the first lien mortgage loan is paid off, resulting in a higher likelihood that we will be subject to losses on such second lien mortgage loan. As a result, we may not recover all or even a significant part of our investment, which could result in losses and have a material adverse effect on us.

We may invest in commercial bridge loans, mezzanine loans, construction loans and B-Notes, which would subject us to an increased risk of loss.

          We may invest in commercial bridge loans, mezzanine loans, construction loans and B-Notes as part of our strategy. Our investments in these asset classes would subject us to an increased risk of loss, as described below.

  •
  Commercial Bridge Loans.  Commercial bridge loans are, generally, floating rate whole loans secured by first priority mortgage liens on the commercial real estate made to borrowers seeking short-term capital to be used in the acquisition, construction or redevelopment of commercial properties. Commercial bridge loans provide interim financing to borrowers seeking short-term capital for the acquisition or transition (for example, lease up and/or rehabilitation) of commercial real estate and generally have a maturity of five years or less. Such a borrower under a transitional loan has usually identified an asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we will bear the risk that we may not recover some or all of our investment. In addition, borrowers usually use the proceeds of a conventional mortgage loan to repay a transitional loan. We may therefore be dependent on a borrower's ability to obtain permanent financing to repay a transitional loan, which could depend on market conditions and other factors. In the event of any failure to repay under a transitional loan held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the commercial bridge loan, which could materially and adversely affect us.

  •
  Mezzanine Loans.  We may acquire mezzanine loans made to commercial property owners that are secured by pledges of the borrowers' ownership interests, in whole or in part, in entities that directly or indirectly own the properties, such loans being subordinate to whole loans secured by first or second mortgage liens on the properties themselves. In each instance where an investment is a mezzanine loan secured by interests in a property-owning entity, our investment in such loan will be subject, directly or indirectly, to the mortgage or other security interest of a senior lender. The rights and remedies afforded a senior lender may limit or preclude the exercise of rights and remedies by us, with resultant loss to us. Further, the equity owners of properties or entities in which we invest may raise defenses (including protection under bankruptcy laws) to enforcement of rights or imposition of remedies by us. In the event such defenses were successful, or resulted in delay, we could incur losses, which could materially and adversely affect us.

  •
  Construction Loans.  If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, without limitation: (1) a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; (2) a borrower claim against us for failure to perform under the loan documents; (3) increased costs to the borrower that the borrower is unable to pay; (4) a bankruptcy filing by the borrower; and (5) abandonment by the borrower of the collateral for the loan. Additionally, the process of foreclosing on a property is time-consuming, and we may incur significant expense if we foreclose on a property securing a loan under these or other circumstances. The occurrence of any of the foregoing events could result in losses to us, which could materially and adversely affect us.

  •
  B-Notes.  We may acquire B-Notes that are subordinated in right of payment to an A-Note, which is a senior interest in such loan. The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses. If a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. B-Notes are not as liquid as some forms of debt instruments and, as a result, we may be unable to dispose of performing, underperforming or non-performing B-Note investments. The higher risks associated with our subordinate position in such investment could subject us to increased risk of losses, which could materially and adversely affect us.

Our investments in residential bridge ('fix and flip') loans will expose us to the risk that the borrower of such loan may not be able to sell the property on attractive terms or at all once the property has been re-developed, which may materially and adversely affect us.

          We may invest in residential bridge ('fix and flip') loans, which are particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower's default. As these loans provide borrowers with short-term capital typically in connection with the acquisition and re-development of a single family or multi-family residence, with a view to the borrower selling the property, there is a risk that a borrower may not be able to sell the property on attractive terms or at all once the property has been re-developed. Moreover, the borrower may experience difficulty in completing the re-development of the property on schedule or at all, whether as a result of cost over-runs, construction-related delays or other issues, which may result in delays selling the property or an inability to sell the property at all. Since the borrower would typically use the proceeds of the sale of the property to repay the bridge loan, if any of the foregoing events were to occur, the borrower may be unable to repay its loan on a timely basis or at all, which may materially and adversely affect us.

We may invest in Alt-A mortgage loans and subprime residential mortgage loans or RMBS collateralized by Alt-A mortgage loans and subprime residential mortgage loans, which are subject to increased risks.

          We may invest in Alt-A mortgage loans and subprime residential mortgage loans or RMBS backed by collateral pools of Alt-A mortgage loans and subprime residential mortgage loans. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, Alt-A mortgage loans and subprime residential mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. These loans are also more likely to be negatively impacted by governmental interventions, such as mandated modification programs or foreclosure moratoria, bankruptcy cramdown, regulatory enforcement actions and other requirements. Thus, because of the higher delinquency rates and losses associated with Alt-A mortgage loans and subprime residential mortgage loans, the performance of Alt-A mortgage loans and subprime residential mortgage loans or RMBS backed by Alt-A mortgage loans and subprime residential mortgage loans in which we may invest could be correspondingly adversely affected, which could materially and adversely affect us.

We may invest in CRT securities that are subject to mortgage credit risk.

          We may invest in CRT securities, which are risk-sharing instruments issued by GSEs, or similarly structured transactions arranged by third-party market participants, that transfer a portion of the risk associated with credit losses within pools of conventional residential mortgage loans to investors such as us. The securities issued in the CRT sector are designed to synthetically transfer mortgage credit risk from the GSEs to private investors, and transactions arranged by third-party market participants in the CRT sector are similarly structured to reference a specific pool of loans that have been securitized by the GSEs and to synthetically transfer mortgage credit risk related to those loans to the purchaser of the securities. The holder of CRT securities therefore bears the risk that the borrowers may default on their obligations to make full and timely payments of principal and interest. To the extent that we are a holder of CRT securities, we will be exposed to such risks and may suffer losses.

Investments that we may make in CMBS pose additional risks.

          Our portfolio may include CMBS, which are mortgage-backed securities secured by interests in a single commercial real estate loan or a pool of mortgage loans secured by commercial properties. CMBS are issued in public and private transactions by a variety of public and private issuers using a variety of structures, including senior and subordinated classes. CMBS generally lack standardized terms and tend to have shorter maturities than RMBS. Additionally, certain CMBS lack regular amortization of principal, resulting in a single "balloon" payment due at maturity. If the underlying mortgage borrower experiences business problems, or other factors limit refinancing alternatives, such balloon payment mortgages are likely to experience payment delays or even default. All of these factors increase the risk involved with investments in CMBS.

          Most CMBS are effectively non-recourse obligations of the borrower, meaning that there is no recourse against the borrower's assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgages, payments on the subordinated classes of the related CMBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of CMBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed-in-lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property.

We may acquire MSRs or excess MSRs, which would expose us to significant risks.

          We may acquire MSRs or excess MSRs. MSRs would arise from contractual agreements between us and investors (or their agents) in mortgage loans and mortgage securities. The determination of the value of MSRs will require us to make numerous estimates and assumptions. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying serviced mortgage loans. The ultimate realization of the fair value of MSRs may be materially different than the values of such MSRs estimated by us. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on us.

          Changes in interest rates are a key driver of the performance of MSRs. Historically, the fair value of MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. To the extent we do not hedge against changes in the value of MSRs, our investments in MSRs would be more susceptible to volatility due to changes in the value of, or cash flows from, the MSRs as interest rates change.

          Prepayment speeds significantly affect MSRs. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. We may base the price we pay for MSRs and the rate of amortization of those assets on, among other things, projections of the cash flows from the related pool of mortgage loans. Our Manager's expectation of prepayment speeds is a significant assumption underlying those cash flow projections. If prepayment speed expectations increase significantly, the value of the MSRs could decline. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less return on such assets. Moreover, delinquency rates have a significant impact on the valuation of any MSRs. An increase in delinquencies generally results in lower revenue because typically we would only collect servicing fees for performing loans. Our Manager's expectation of delinquencies is also a significant assumption underlying projections of potential returns. If delinquencies are significantly greater than expected, the estimated value of the MSRs could be diminished. When the estimated value of MSRs is reduced, we could suffer a loss.

          Furthermore, MSRs and the related servicing activities are subject to numerous U.S. federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on the holders of such investments. Our failure to comply, or the failure of the servicer to comply, with the laws, rules or regulations to which they are subject by virtue of ownership of MSRs, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on us.

          Because excess MSRs are a component of the related MSR, the risks of owning an excess MSR are similar to the risks of owning an MSR. The valuation of excess MSRs is based on many of the same estimates and assumptions used to value MSR assets, thereby creating the same potential for material differences between estimated value and the actual value that is ultimately realized. Also, the performance of excess MSRs is impacted by the same drivers as the performance of MSR assets, including interest rates, prepayment speeds and delinquency rates.

We may invest in ABS and consumer loans, which poses additional risks.

          To a limited extent, we may invest in ABS and consumer loans if doing so would be consistent with qualifying and maintaining our qualification as a REIT under the Code and maintaining our exclusion from regulation as an investment company under the Investment Company Act.

          ABS are subject to the credit exposure of the underlying assets. Unscheduled prepayments of ABS may result in a loss of income. Movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain types of ABS. Borrower loan loss rates may be significantly affected by delinquencies, defaults, economic downturns or general economic conditions beyond the control of individual borrowers. Increases in borrower loan loss rates reduce the income generated by, and the value of, ABS. The value of ABS may be affected by other factors, such as the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the underlying assets or the entities providing credit enhancements and the ability of the servicer to service the underlying collateral. In addition, issuers of ABS may have limited ability to enforce the security interest in the underlying assets, collateral securing the payment of loans may not be sufficient to ensure repayment, and credit enhancements (if any) may be inadequate in the event of default.

          The ability of borrowers to repay consumer loans may be adversely affected by numerous borrower-specific factors, including unemployment, divorce, major medical expenses or personal bankruptcy. General factors, including an economic downturn, high energy costs or acts of God or terrorism, may also affect the financial stability of borrowers and impair their ability or willingness to repay their loans. Whenever a consumer loan held by us defaults, we will be at risk of loss to the extent of any deficiency between the liquidation value of the collateral, if any, securing the loan, and the principal and accrued interest of the loan. In addition, investments in consumer loans may entail greater risk than investments in residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Pursuing any remaining deficiency following a default is often difficult or impractical, especially when the borrower has a low credit score, making further substantial collection efforts unwarranted. In addition, repossessing personal property securing a consumer loan can present additional challenges, including locating and taking physical possession of the collateral. We may rely on servicers who service these consumer loans to, among other things, collect principal and interest payments on the loans and perform loss mitigation services, and these servicers may not perform in a manner that promotes our interests.

We may invest in distressed or non-performing residential mortgage loans and commercial real estate loans, which could increase our risk of loss.

          We may invest in distressed residential mortgage loans and commercial real estate loans where the borrower had failed to make timely payments of principal and/or interest or where the loan was performing but subsequently could or did become non-performing. There are no limits on the percentage of non-performing loans we may hold. Further, the borrowers on non-performing residential mortgage loans may be in economic distress and/or may have become unemployed, bankrupt or otherwise unable or unwilling to make payments when due. Borrowers of non-performing commercial real estate loans may be in economic distress due to changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), competition based on rental rates, attractiveness and location of the properties, changes in the financial condition of tenants and changes in operating costs. Distressed assets may entail characteristics that make disposition or liquidation more challenging, including, among other things, severe document deficiencies or underlying real estate located in states with extended foreclosure timelines. Additionally, many of these loans may have LTVs in excess of 100%, meaning the amount owed on the loan exceeds the value of the underlying real estate. Any loss we may incur on such investments may be significant and could materially and adversely affect us.

We may not be successful in acquiring loans through Angel Oak's Conduit Program, which is in the process of being established, and the Conduit Program could divert our Manager's attention from pursuing our target assets from Angel Oak Mortgage Lending and other third-party originators.

          Our strategy may also consist of acquiring residential mortgage loans through Angel Oak's conduit program (the "Conduit Program"), a program being established by Angel Oak to provide a sustainable model for sourcing attractive mortgage loan investments. Once the Conduit Program is established, we may utilize the program, pursuant to which we would acquire loans that meet specific purchase criteria from approved mortgage originators, who must meet stringent standards related to management experience, financial strength, risk management controls and mortgage loan quality. See "Business — Our Strategy" for more information. The Conduit Program has no operating history and there can be no assurance that such program will be operated successfully, or at all. Additionally, the success of the Conduit Program depends upon sourcing a large volume of desirable loans, which Angel Oak Capital may be unable to do for many reasons, including those described in "— Our operating results are dependent upon our Manager's ability to source a large volume of desirable non-QM loans and other target assets for our investment on attractive terms" above. In particular, Angel Oak Capital may be unable to locate originators that are able or willing to originate mortgage loans that meet our standards on favorable terms and conditions to us.

          Angel Oak, including our Manager, is incentivized to grow the Conduit Program, which may divert our Manager's attention from pursuing our target assets from Angel Oak Mortgage Lending and other third-party originators. There can be no assurance that the loans we acquire through the Conduit Program, if established, would be better quality loans or that we would receive better pricing for loans acquired through the Conduit Program in comparison to the loans we acquire from Angel Oak Mortgage Lending or other third-party originators. Accordingly, if our Manager prioritizes our acquisition of mortgage loans through the Conduit Program, if established, we could be materially and adversely affected.

We rely on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage our portfolio. Such models and other data may be incorrect, misleading or incomplete, which could cause us to purchase assets that do not meet our expectations or to make asset management decisions that are not in line with our strategy.

          Our Manager relies on the analytical models (both proprietary and third-party models) of Angel Oak Capital and information and data supplied by third parties. Models and data are used to value assets or potential assets, assess asset acquisition and disposition opportunities, manage our portfolio, assess the timing and amount of cash flows expected to be collected, and may also be used in connection with any hedging of our investments. Many of the models are based on historical trends. These trends may not be indicative of future results. Furthermore, the assumptions underlying the models may prove to be inaccurate, causing the models to also be incorrect. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation or cash flow models, we may be induced to buy certain assets at prices that are too high, to sell certain other assets at prices that are too low, to overestimate or underestimate the timing or amount of cash flows expected to be collected or to miss favorable opportunities altogether. Similarly, any hedging activities based on faulty models and data may prove to be unsuccessful.

          Some of the risks of relying on analytical models and third-party data include the following:

  •
  collateral cash flows and/or liability structures may be incorrectly modeled in all or only certain scenarios, or may be modeled based on simplifying assumptions that lead to errors;

  •
  information about assets or the underlying collateral may be incorrect, incomplete, or misleading;

  •
  asset, collateral, RMBS or CMBS historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation; and

  •
  asset, collateral, RMBS or CMBS information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

          Some models, such as prepayment models or default models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models used by our Manager may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, or deep economic recessions or depressions), such models must employ greater degrees of extrapolation and are therefore more speculative and of more limited reliability.

          All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is input correctly, "model prices" will often differ substantially from market prices. If our market data inputs are incorrect or our model prices differ substantially from market prices, we could be materially and adversely affected.

Valuations of some of our assets are inherently uncertain, may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed.

          The values of some of the assets in our portfolio or in which we intend to invest are not readily determinable. We value our assets quarterly at fair value, as determined in good faith by our Manager. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our Manager's determinations of fair value may differ from the values that would have been used if a ready market for these assets existed or from the prices at which trades occur. While in many cases our Manager's determination of the fair value of our assets is based on valuations provided by third-party dealers and pricing services, our Manager can and does value assets based upon its judgment and such valuations may differ from those provided by third-party dealers and pricing services. Furthermore, we may not obtain third-party valuations for all of our assets. Changes in the fair value of our assets directly impact our net income through recording unrealized appreciation or depreciation of our investments and derivative instruments, and so our Manager's determination of fair value has a material impact on our net income.

          Valuations of certain assets are often difficult to obtain or are unreliable. In general, dealers and pricing services heavily disclaim their valuations. Additionally, dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another.

          We could be materially and adversely affected if our Manager's fair value determinations of our assets were materially different from the values that would exist if a ready market existed for our assets.

Our investments may be subject to significant impairment charges, which could materially and adversely affect us.

          We will monitor our investments for impairment indicators. The value of an investment is impaired when our analysis indicates that, with respect to an asset, it is probable that the value of the security is other-than-temporarily impaired. The judgment regarding the existence of impairment indicators is based on a variety of factors depending upon the nature of the investment and the manner in which the income related to such investment was calculated for purposes of our financial statements. If we determine that an impairment has occurred, we are required to make an adjustment to the net carrying value of the investment, which could materially and adversely affect us.

The lack of liquidity in our assets may have a material adverse effect on us.

          The investments made or to be made by us in our target assets may be or may become illiquid. Market conditions could significantly and negatively impact the liquidity of these investments. Illiquid assets typically experience greater price volatility, as a ready market may not exist, and can be more difficult to value. It may be difficult or impossible to obtain third-party pricing on the assets that we acquire. If third-party pricing is obtained, validating such pricing may be more subjective than it would be for more liquid assets due to the uncertainties inherent in valuing assets for which reliable market quotations are not available. Any illiquidity of our assets may make it difficult for us to sell such assets on favorable terms or at all. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the intrinsic value of the assets and/or the value at which we previously recorded such assets.

          Assets that are illiquid are more difficult to finance. When we use leverage to finance assets and such assets subsequently become illiquid, we may lose or be subject to reductions on the financing supporting our leverage. Assets tend to become less liquid during times of financial stress, which is often when liquidity is most needed. As a result, our ability to sell assets or vary our portfolio in response to changes in economic and other conditions may be limited by liquidity constraints, which could have a material adverse effect on us.

          Additionally, we have engaged, and intend to continue to engage, in securitizations to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets that will be subject to the U.S. Risk Retention Rules. Securitizations for which we act as "sponsor" (as defined in the U.S. Risk Retention Rules), or for which we act as co-sponsor and are selected to be the party obligated to comply with the U.S. Risk Retention Rules, require us (or a "majority-owned affiliate" within the meaning of the U.S. Risk Retention Rules) to retain a 5% interest in the related securitization issuing entity (the "Risk Retention Securities"). The Risk Retention Securities are required to be (1) a first loss residual interest in the issuing entity representing 5% of the fair value of the securities and other interests issued as part of the securitization transaction (a "horizontal slice"), (2) 5% of each class of the securities and other interests issued as part of the securitization transaction (a "vertical slice") or (3) a combination of a horizontal slice and a vertical slice that, in the aggregate, represents 5% of the transaction. Regardless of the form of risk retention selected, we or a majority-owned affiliate will be required to hold the Risk Retention Securities until the end of the time period required under the U.S. Risk Retention Rules (i.e., the respective risk retention holding period). We are or will be, as the case may be, generally prohibited from hedging the credit risk of the Risk Retention Securities or from financing the Risk Retention Securities except on a "full recourse" basis in accordance with the U.S. Risk Retention Rules. Accordingly, some of our securitizations will require us to hold Risk Retention Securities for an extended period and contribute to the lack of liquidity in our assets, which may have a material adverse effect on us.

We may be exposed to environmental liabilities with respect to properties in which we have an interest.

          In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, the presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may materially adversely affect the value of the relevant mortgage-related assets held by us.

Insurance proceeds on a property may not cover all losses, which could result in the corresponding non-performance of or loss on our investment related to such property.

          There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds that are insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the corresponding non-performance of or loss on our investment related to such property.

Risks Related to Our Company

We have a limited operating history and may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.

          We commenced operations in September 2018 and are organized as a Maryland corporation. In October 2018, we began investing in non-QM loans and other target assets. As a result, we have a limited operating history. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies. There can be no assurance that we will be able to generate sufficient returns to pay our operating expenses and make satisfactory distributions to our stockholders or any distributions at all. Our results of operations depend on several factors, including the availability of opportunities to acquire non-QM loans and other target assets, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and general economic conditions. Additionally, our results of operations depend on executing our strategy of making credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, but there can be no assurance that we will be able to acquire such loans from Angel Oak Mortgage Lending on favorable terms or at all.

We may change our strategy, investment guidelines, hedging strategy, and asset allocation, operational and management policies without notice or stockholder consent, which could materially and adversely affect us.

          Our Board of Directors has the authority to change our strategy, investment guidelines, hedging strategy, and asset allocation, operational and management policies at any time without notice to or consent from our stockholders, which could result in our purchasing assets or entering into hedging transactions that are different from, and possibly riskier than, the investments described in this prospectus. A change in our investment or hedging strategy may increase our exposure to real estate values, interest rates, and other factors. A change in our asset allocation could result in us purchasing assets in classes different from those described in this prospectus, which could materially and adversely affect us.

Our due diligence on potential investments may not reveal all of the risks associated with such investments and may not reveal other weaknesses in such investments, which could materially and adversely affect us.

          Before making an investment, our Manager conducts (either directly or using third parties) certain due diligence. There can be no assurance that our Manager will conduct any specific level of due diligence, or that, among other things, our Manager's due diligence processes will uncover all relevant facts or that any investment will be successful, which could result in losses on these investments, which, in turn, could materially and adversely affect us.

          In connection with the investments we make in residential mortgage loans, our Manager utilizes American Mortgage Consultants, Inc. ("AMC") and Clayton Services LLC ("Clayton") to perform independent due diligence on such loans. AMC or Clayton reviews every loan and provides grades taking into account factors such as compliance, property appraisal, adherence to guidelines and documentation governing the loan. Our Manager also utilizes third-party pricing vendors, Brean Capital and MountainView Financial Solutions, to help ensure that the loans we acquire are purchased at a fair price. There can be no assurance that the third parties that our Manager engages will uncover all relevant risks associated with such investments, which could result in losses on these investments, which, in turn, could materially and adversely affect us.

          Additionally, our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending. Angel Oak Mortgage Lending consists of affiliates of our Manager and, accordingly, our Manager may not conduct as thorough of a review of the loans acquired from Angel Oak Mortgage Lending in comparison to the review our Manager would conduct for loans acquired from unaffiliated third parties. If our Manager conducts more limited due diligence on the loans acquired from Angel Oak Mortgage Lending, such due diligence may not reveal all of the risks associated with such loans, which could materially and adversely affect us.

The failure of our third-party servicers to service our investments effectively would materially and adversely affect us.

          We rely on external third-party servicers to service our investments, including the collection of all interest and principal payments on the loans in our portfolio and to perform loss mitigation services. If our third-party servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. The failure of our third-party servicers to effectively service our mortgage loan investments could negatively impact the value of such investments and our performance, which would materially and adversely affect us.

          In addition, legislation that has been enacted or that may be enacted in order to reduce or prevent foreclosures through, among other things, loan modifications may reduce the value of our mortgage loans or loans underlying our investments. Mortgage servicers may be incentivized by the U.S. Government to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the owners of the mortgage loans. In addition to legislation that creates financial incentives for mortgage loan servicers to modify loans and take other actions that are intended to prevent foreclosures, legislation has also been adopted that creates a safe harbor from liability to creditors for servicers that undertake loan modifications and other actions that are intended to prevent foreclosures. Finally, laws may delay the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limit the ability of mortgage servicers to take actions that may be essential to preserve the value of the loan. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a result of these legislative actions, the mortgage servicers on which we rely may not perform in our best interests or up to our expectations. If our third-party servicers, including mortgage servicers, do not perform as expected, it would materially and adversely affect us.

We may be affected by deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.

          There continues to be uncertainty regarding the timing and ability of servicers to remove delinquent borrowers from their homes, so that they can liquidate the underlying properties and ultimately pass the liquidation proceeds through to owners of the residential mortgage loans or other assets. Since the housing crisis, and in response to the well-publicized failures of many servicers to follow proper foreclosure procedures (such as involving "robo-signing"), mortgage servicers are being held to much higher foreclosure-related documentation standards than they previously were. However, because many mortgages have been transferred and assigned multiple times (and by means of varying assignment procedures), mortgage servicers are generally having much more difficulty furnishing the requisite documentation to initiate or complete foreclosures. This leads to stalled or suspended foreclosure proceedings, and ultimately additional foreclosure-related costs. Foreclosure-related delays also tend to increase ultimate loan loss severities as a result of property deterioration, amplified legal and other costs, and other factors. Many factors delaying foreclosure, such as borrower lawsuits and judicial backlog and scrutiny, are outside a servicer's control and have delayed, and will likely continue to delay, foreclosure processing in both judicial states (where foreclosures require court involvement) and non-judicial states. The concerns about deficiencies in foreclosure practices of servicers and related delays in the foreclosure process may impact our loss assumptions and affect the values of, and our returns on, our investments in residential mortgage loans, including non-QM loans, and in other target assets. Additionally, a servicer's failure to remove delinquent borrowers from their homes in a timely manner could increase our costs, adversely affect the value of the property and residential mortgage loans and have a material adverse effect on us.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, our target assets, which could materially and adversely affect us.

          The U.S. Government, through the U.S. Treasury, the Federal Housing Administration and the Federal Deposit Insurance Corporation, has in the past, and may in the future, implement programs designed to provide homeowners with assistance in avoiding mortgage loan foreclosures. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

          Loan modification and refinance programs may adversely affect the performance of our residential mortgage loans and other target assets. A significant number of loan modifications relating to our investments in residential mortgage loans and other target assets, including those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such investments. In addition, it is also likely that loan modifications would result in increased prepayments on our investments. See "— Risks Related to Our Investment Activities — Prepayment rates may adversely affect the value of our portfolio" for information relating to the impact of prepayments on our investments.

          The U.S. Congress and various state and local legislatures may pass mortgage-related legislation that would affect our business, including legislation that would permit limited assignee liability for certain violations in the mortgage loan origination process, and legislation that would allow judicial modification of loan principal in the event of personal bankruptcy. We cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting our business or whether any such legislation will require us to change our practices or make changes in our portfolio in the future. These changes, if required, could materially and adversely affect us, particularly if we make such changes in response to new or amended laws, regulations or ordinances in any state where we hold a significant portion of our investments, or if such changes result in us being held responsible for any violations in the mortgage loan origination process.

          Existing loan modification programs, together with future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans and/or changes in the requirements necessary to qualify for refinancing of mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, our target assets, which could materially and adversely affect us.

We operate in a highly competitive market.

          Our profitability depends, in large part, on our ability to acquire our target assets at favorable prices. Although our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, Angel Oak Mortgage Lending has no obligation to sell non-QM loans and other target assets to us and, as a result, we may need to acquire non-QM loans and other target assets from unaffiliated third parties. In acquiring non-QM loans and other target assets from unaffiliated third parties, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. Additionally, we may also compete with the U.S. Federal Reserve and the U.S. Treasury to the extent they purchase assets meeting our objectives pursuant to various purchase programs. Many of our competitors are significantly larger than us, have greater access to capital and other resources and may have other advantages over us. Our competitors may include other entities managed by Angel Oak, including with respect to loans originated by Angel Oak Mortgage Lending. See "— Risks Related to Our Relationship with Our Manager — There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders" for further information.

          In addition to existing companies, other companies may be organized for similar purposes, including companies focused on purchasing mortgage assets. A proliferation of such companies may increase the competition for equity capital and thereby adversely affect the market price of our common stock. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets and establish more relationships than us.

          We also may have different operating constraints from those of our competitors including, among others, (1) tax-driven constraints such as those arising from our qualifying and maintaining our qualification as a REIT, (2) restraints imposed on us by our attempt to comply with certain exclusions from the definition of an "investment company" or other exemptions under the Investment Company Act and (3) restraints and additional costs arising from our status as a public company. Furthermore, competition for our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on us.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, could materially and adversely affect us.

          There is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac. The continued flow of MBS from these GSEs, supported by their guarantees against borrower defaults, is essential to the operation of the mortgage markets in their current form, and important to our strategies. The U.S. Congress has announced an intention to consider the elimination or restructuring of these GSEs, and there can be no assurance of the continuation of Fannie Mae and Freddie Mac as currently constituted and operated. Any significant changes to the structure of these GSEs or any failure by the GSEs to honor their guarantees and other obligations could materially and adversely affect us. For instance, if the GSEs fail to honor their guarantees, the value of any Agency RMBS investments that we hold would decline.

          In addition, members of the current administration have announced that ending the conservatorship of Fannie Mae and Freddie Mac is a priority of the administration. However, no definitive proposals or legislation have been released or enacted with respect to ending the conservatorship, unwinding the GSEs or a material reduction in the roles of the GSEs in the U.S. mortgage market, and it is not possible at this time to predict the scope and nature of the actions that the U.S. Government will ultimately take with respect to these GSEs.

Certain actions by the U.S. Federal Reserve could materially and adversely affect us.

          Changing benchmark interest rates, and the U.S. Federal Reserve's actions and statements regarding monetary policy, can affect the fixed-income and mortgage finance markets in ways that could adversely affect the value of, and returns on, our investments, which could materially and adversely affect us. Statements by the U.S. Federal Reserve regarding monetary policy and the actions it takes to set or adjust monetary policy may affect the expectations and outlooks of market participants in ways that adversely affect our investments. For example, over the past few years, statements made by the Chair and other members of the Board of Governors of the U.S. Federal Reserve and by other U.S. Federal Reserve officials regarding the U.S. economy, future economic growth, the U.S. Federal Reserve's future open market activity and monetary policy had a significant impact on, among other things, benchmark interest rates, the value of residential mortgage loans and, more generally, the fixed-income markets. These statements, the actions of the U.S. Federal Reserve, and other factors also significantly impacted many market participants' expectations and outlooks regarding future levels of benchmark interest rates and the expected yields these market participants would require to invest in fixed-income instruments.

          To the extent benchmark interest rates rise, one of the immediate potential impacts on our assets would be a reduction in the overall value of our assets and the overall value of the pipeline of mortgage loans that our Manager identifies, including from Angel Oak Mortgage Lending. Rising benchmark interest rates also generally have a negative impact on the overall cost of borrowings we may use to finance our acquisitions and holdings of assets, including as a result of the requirement to post additional margin (or collateral) to lenders to offset any associated decline in value of the assets we finance with the use of leverage. Rising benchmark interest rates may also cause sources of leverage that we may use to finance our investments to be unavailable or more limited in their availability in the future. These and other developments could materially and adversely affect us.

We are subject to counterparty risk and may be unable to seek indemnity or require our counterparties to repurchase mortgage loans if they breach representations and warranties, which could have a material adverse effect on us.

          When selling mortgage loans, sellers typically make customary representations and warranties about such loans. Our residential mortgage loan purchase agreements may entitle us to seek indemnity or demand repurchase or substitution of the loans in the event our counterparty breaches a representation or warranty given to us. However, there can be no assurance that our mortgage loan purchase agreements will contain appropriate representations and warranties, that we will be able to enforce our contractual right to repurchase or substitution, or that our counterparty will remain solvent or otherwise be able to honor its obligations under its mortgage loan purchase agreements. Our inability to obtain indemnity or require repurchase of a significant number of loans could have a material adverse effect on us.

          Additionally, our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending. Angel Oak Mortgage Lending consists of affiliates of our Manager and, accordingly, our Manager may not require customary representations and warranties from Angel Oak Mortgage Lending concerning the loans we acquire from them and our Manager may not seek indemnity or demand repurchase or substitution of the loans in the event Angel Oak Mortgage Lending breaches a representation or warranty given to us, which could have a material adverse effect on us. See "— Risks Related to Our Relationship with Our Manager — There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders."

We could be subject to liability for potential violations of predatory lending laws, including with respect to our non-QM loans, which could have a material adverse effect on us.

          Residential mortgage loan originators and servicers are required to comply with various U.S. federal, state and local laws and regulations, including anti-predatory lending laws and laws and regulations imposing certain restrictions on requirements on "high cost" loans. Failure of residential mortgage loan originators, including Angel Oak Mortgage Lending, from whom we expect to acquire a substantial portion of our investments, or servicers to comply with these laws, to the extent any of their residential mortgage loans become part of our portfolio, could subject us, as a purchaser or an assignee of the related residential mortgage loans, to monetary penalties and could result in impairment in the ability to foreclose such loans or the borrowers rescinding the affected residential mortgage loans. Lawsuits have been brought in various states making claims against purchasers or assignees of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If the loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could have a material adverse effect on us. We may face increased risks if our non-QM loans are found to have been originated in violation of predatory or abusive lending laws. See "— Risks Related to Our Investment Activities — Currently, we are focused on acquiring and investing in non-QM loans, which may subject us to legal, regulatory and other risks, which could adversely impact our business and financial results."

We are highly dependent on information systems and system failures could significantly disrupt our business, which may, in turn, have a material adverse effect on us.

          Our business is highly dependent on communications and information systems. Any failure or interruption of our systems or cyber-attacks or security breaches of our networks or systems could cause delays or other problems in acquiring mortgage loans or our securitization activities, which could have a material adverse effect on us. In addition, we also face the risk of operational failure, termination or capacity constraints of any of the third parties with which we do business, including our Manager, Angel Oak Mortgage Lending, due diligence firms, pricing vendors and servicers, or that facilitate our business activities, including clearing agents or other financial intermediaries we use to facilitate our securitization transactions, if their respective systems experience failure, interruption, cyber-attacks, or security breaches.

          Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in the financial services industry and may occur on our systems in the future. We rely heavily on our financial, accounting and other data processing systems. Financial services institutions have reported breaches of their systems, some of which have been significant. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that we have experienced an undetected breach, and it is likely that other financial institutions have experienced more breaches than have been detected and reported. There is no assurance that we, or the third parties that facilitate our business activities, have not or will not experience a breach. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyber-attacks or security breaches of our networks or systems (or the networks or systems of third parties that facilitate our business activities) or any failure to maintain performance, reliability and security of our technical infrastructure, but such computer malware, viruses, and computer hacking and phishing attacks may have a material adverse effect on us.

We or Angel Oak, including our Manager, may be subject to regulatory inquiries or proceedings.

          At any time, industry-wide or company-specific regulatory inquiries or proceedings can be initiated and we cannot predict when or if any such regulatory inquiries or proceedings will be initiated that involve us or Angel Oak, including our Manager. Over the years, Angel Oak has received, and we expect in the future that they may receive, inquiries and requests for documents and information from various U.S. federal and state regulators. For example, see "Our Manager and the Management Agreement — SEC Order."

          We can give no assurances that regulatory inquiries will not result in investigations of us or Angel Oak, including our Manager, or enforcement actions, fines or penalties or the assertion of private litigation claims against us or Angel Oak, including our Manager. In the event regulatory inquiries were to result in investigations, enforcement actions, fines, penalties or the assertion of private litigation claims against us or Angel Oak, including our Manager, our Manager's ability to perform its obligations to us under the management agreement could be adversely impacted, which could in turn have a material adverse effect on us.

We or Angel Oak, including our Manager, may be subject to adverse legislative or regulatory changes.

          At any time, U.S. federal, state, local or foreign laws or regulations that impact our business, or the administrative interpretations of those laws or regulations, may be enacted or amended. For example, the Dodd-Frank Act significantly revised many financial regulations. Certain portions of the Dodd-Frank Act were effective immediately, while other portions have become or will become effective following rulemaking and transition periods, but many of these changes could materially impact the profitability of our business or the business of Angel Oak, including our Manager, our access to financing or capital, and the value of the assets that we hold, and could expose us to additional costs, require changes to business practices or otherwise materially and adversely affect us. For example, the Dodd-Frank Act alters the regulation of commodity interests, imposes regulation on the over-the-counter ("OTC") derivatives market, places restrictions on residential mortgage loan originations, and reforms the asset-backed securitization markets most notably by imposing credit requirements. While there continues to be uncertainty about the exact impact of all of these changes, we do know that we and our Manager are subject to a more complex regulatory framework, and are incurring and will in the future incur costs to comply with new or recent requirements as well as to monitor compliance in the future.

          We cannot predict when or if any new law, regulation, or administrative interpretation, including those related to the Dodd-Frank Act, or any amendment to or repeal of any existing law, regulation, or administrative interpretation, will be adopted or promulgated or will become effective. Additionally, the adoption or implementation of any new law, regulation, or administrative interpretation, or any revisions in or repeals of these laws, regulations, or administrative interpretations, including those related to the Dodd-Frank Act, could cause us to change our portfolio, could constrain our strategy, or increase our costs. We could be adversely affected by any change in or any promulgation of new law, regulation, or administrative interpretation.

Failure to obtain or maintain licenses could restrict our investment activities, which could have a material adverse effect on us.

          Certain jurisdictions require a license to purchase, hold, enforce or sell residential mortgage loans or MSRs. In the event that any licensing requirement is applicable to us, there can be no assurance that we will obtain such licenses in a timely manner or at all or in all necessary jurisdictions. In addition, even if we obtain necessary licenses, we may not be able to maintain them. Our failure to obtain or maintain such licenses could restrict our ability to invest in loans in the applicable jurisdictions. Any of these circumstances could limit our ability to invest in residential mortgage loans or MSRs and have a material adverse effect on us.

Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations.

          We intend to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. Upon the completion of this offering, the private placement and our formation transactions, we will be organized as a holding company and will conduct our business primarily through wholly-owned and majority-owned subsidiaries. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of "investment company" based on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis, exclusive of U.S. Government securities and cash items. This requirement limits our ability to make certain investments and could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could materially and adversely affect us.

          We expect that most of our investments will be held by our wholly-owned or majority-owned subsidiaries and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in [the business of] . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the SEC staff, generally requires that at least 55% of a subsidiary's portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Section 3(c)(5)(C), we classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate-related asset. Although we intend to monitor our portfolio on a regular basis, there can be no assurance that we will be able to maintain this exclusion from registration for each of these subsidiaries. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets, which could materially and adversely affect us.

          On August 31, 2011, the SEC published a concept release entitled "Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments" (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans and mortgage-backed securities. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen.

We are an "emerging growth company," and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors, which could make the market price and trading volume of shares of our common stock more volatile and decline significantly.

          We are an "emerging growth company" as defined in the JOBS Act. We will remain an "emerging growth company" until the earliest to occur of (1) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (2) the last day of the fiscal year following the fifth anniversary of this offering, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (4) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as "emerging growth companies," including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. An attestation report by our auditor would require additional procedures by them that could detect problems with our internal control over financial reporting that are not detected by management. If our system of internal control over financial reporting is not determined to be appropriately designed or operating effectively, it could require us to restate financial statements, cause us to fail to meet reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a significant decline in the market price of shares of our common stock.

          Additionally, as an "emerging growth company," we are permitted to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, which would allow us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period and, as a result, we will comply with new or revised accounting standards on or prior to the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

          We cannot predict if investors will find shares of our common stock less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active, liquid and/or orderly trading market for shares of our common stock and the market price and trading volume of shares of our common stock may be more volatile and could decline significantly.

The obligations associated with being a public company will require significant resources and attention from our Manager's senior management team.

          As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NYSE, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls over financial reporting. While Section 404 of the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control structure and procedures for financial reporting on an annual basis, for as long as we are an "emerging growth company" under the JOBS Act (which we may be until the last day of the fiscal year following the fifth anniversary of this offering), the registered public accounting firm that issues an audit report on our financial statements will not be required to attest to or report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. See "— We are an 'emerging growth company,' and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors, which could make the market price and trading volume of shares of our common stock be more volatile and decline significantly."

          Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining an effective system of internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require our Manager to devote significant time and us to incur significant expense to remediate any such material weaknesses or significant deficiencies and our Manager may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our financial results, which could materially and adversely affect us.

          As a public company with listed equity securities, we will also be required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. We may discover deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner.

          These reporting and other obligations will place significant demands on us and our Manager's senior management team, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and other controls, reporting systems and procedures, and create or outsource an internal audit function. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to public companies could be impaired.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our consolidated financial statements.

          Accounting rules for transfers of financial assets, securitization transactions, consolidation of variable interest entities ("VIEs") and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders. Changes in accounting interpretations or assumptions could impact our consolidated financial statements and our ability to timely prepare our consolidated financial statements. Our inability to timely prepare our consolidated financial statements in the future would likely materially and adversely affect us.

Future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity and disputes between us and our joint venture partners.

          We may in the future make investments through joint ventures. Such joint venture investments may involve risks not otherwise present when we make investments without partners, including the following:

  •
  we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest;

  •
  joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;

  •
  any future joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;

  •
  we may not be in a position to exercise sole decision-making authority regarding the investment or joint venture, which could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

  •
  a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

  •
  a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act;

  •
  a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities;

  •
  our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;

  •
  disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent our Manager and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or

  •
  we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our qualification and maintenance of our qualification as a REIT and maintenance of our exclusion from regulation as an investment company under the Investment Company Act, even though we do not control the joint venture.

          Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our future joint venture investments.

If we fail to develop, enhance and implement strategies to adapt to changing conditions in the residential real estate and capital markets, our financial condition and results of operations may be materially and adversely affected.

          The manner in which we compete and the types of assets in which we seek to invest will be affected by changing conditions resulting from sudden changes in our industry, regulatory environment, the role of GSEs, the role of credit rating agencies or their rating criteria or process, or the U.S. and global economies generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, we may be materially and adversely affected. In addition, we may not be successful in executing our business strategies and, even if we successfully implement our business strategies, we may not ever generate revenues or profits.

Terrorist attacks and other acts of violence or war may affect the real estate industry generally and our business, financial condition, and results of operations.

          We cannot predict the severity of the effect that potential future terrorist attacks would have on us. We may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact our performance and may cause the market value of shares of our common stock to decline or be more volatile. A prolonged economic slowdown, a recession or declining real estate values could impair the performance of our investments and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Losses resulting from these types of events may not be fully insurable.

          The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the market's overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties underlying our interests are unable to obtain affordable insurance coverage, the value of our interests could decline, and in the event of an uninsured loss, we could lose all or a portion of our investment.

Risks Related to Our Financing and Hedging

We may incur significant debt, which will subject us to increased risk of loss, and our charter and bylaws contain no limitation on the amount of debt we may incur.

          As of March 31, 2019, we had approximately $174.7 million of debt outstanding, including approximately $43.7 million outstanding under our three loan financing lines with a combination of global money center and large regional banks, which permit borrowings in an aggregate amount of up to $550 million, and approximately $131.0 million outstanding under short-term securities repurchase facilities. We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements. We may also issue additional equity, equity-related and debt securities to fund our strategy.

          Our charter, bylaws and investment policies require no minimum or maximum leverage and our Manager will have the discretion, without the need for further approval by our Board of Directors, to change both our overall leverage and the leverage used for individual asset classes. Because our strategy is flexible, dynamic and opportunistic, our overall leverage and the leverage used for individual asset classes will vary over time. As of March 31, 2019, our leverage ratio was approximately 3.4x total debt to total equity, which includes debt from our loan financing lines and securities repurchase facilities, but excludes debt in our non-recourse securitization transaction. We expect our leverage ratio to decrease over time as our RMBS portfolio, which is financed with our securities repurchase facilities at a rate generally less than 1:1 debt to equity, becomes a larger percentage of our overall portfolio.

          Following the completion of this offering, the private placement and our formation transactions, we expect that our financing sources will primarily include the net proceeds of this offering and the private placement, payments of principal and interest we receive on our portfolio, cash generated from operations and unused borrowing capacity under our in-place loan financing lines and securities repurchase facilities, as well as additional financing sources. Depending on market conditions, we expect that our primary sources of financing going forward will include securitizations, loan financing lines and securities repurchase facilities. In the future, we may also utilize other types of borrowings, including bank credit facilities and warehouse lines of credit, among others. We may also seek to raise additional capital through public or private offerings of equity, equity-related or debt securities, depending upon market conditions. The use of any particular source of capital and funds will depend on market conditions, availability of these sources and the investment opportunities available to us.

          Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

  •
  our cash flow from operations may be insufficient to make required payments of principal of and interest on our debt, which is likely to result in (1) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision), which we then may be unable to repay from internal funds or to refinance on favorable terms, or at all, (2) our inability to borrow undrawn amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, which would result in a decrease in our liquidity, and/or (3) the loss of some or all of our collateral assets to foreclosure or sale;

  •
  our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase in an amount sufficient to offset the higher financing costs;

  •
  we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

  •
  we may not be able to refinance any debt that matures prior to the maturity (or realization) of an underlying investment it was used to finance on favorable terms or at all.

          There can be no assurance that our leverage strategy will be successful, and our leverage strategy may cause us to incur significant losses, which could materially and adversely affect us.

Our access to financing sources, which may not be available on favorable terms, or at all, may be limited, and this may materially and adversely affect us.

          We depend upon the availability of adequate capital and financing sources to fund our operations. Our lenders include or are expected to include global money center and large regional banks, with exposures both to global financial markets and to more localized conditions. Whether because of a global or local financial crisis or other circumstances, if one or more of our lenders experiences severe financial difficulties, they or other lenders could become unwilling or unable to provide us with financing, or could increase the costs of that financing, or could become insolvent. Moreover, we are currently party to short-term borrowings (in the form of loan financing lines and securities repurchase facilities) and there can be no assurance that we will be able to replace these borrowings, or "roll" them, as they mature on a continuous basis and it may be more difficult for us to obtain debt financing on favorable terms or at all. In addition, if regulatory capital requirements imposed on our lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. Consequently, depending on market conditions at the relevant time, we may have to rely on additional equity issuances to meet our capital and financing needs, which may be dilutive to our stockholders, or we may have to rely on less efficient forms of debt financing that consume a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our stockholders and other purposes. We cannot assure you that we will have access to such equity or debt capital on favorable terms (including, without limitation, cost and term) at the desired times, or at all, which may cause us to curtail our asset acquisition activities and/or dispose of assets, which could materially and adversely affect us.

We use leverage in executing our business strategy, which may materially and adversely affect us.

          We use leverage in connection with the investment in and holding of mortgage loans and other assets, and we have financed, and expect to continue to finance, a substantial portion of our mortgage loans through securitizations. As of March 31, 2019, our leverage ratio was approximately 3.4x total debt to total equity, which includes debt from our loan financing lines and securities repurchase facilities, but excludes debt in our non-recourse securitization transaction.

          Leverage will magnify both the gains and the losses on an investment. Leverage will increase our returns as long as we earn a greater return on investments purchased with borrowed funds than our cost of borrowing such funds. However, if we use leverage to acquire an asset and the value of the asset decreases, the leverage will increase our losses. Even if the asset increases in value, if the asset fails to earn a return that equals or exceeds our cost of borrowing, the leverage will decrease our returns.

          We may be required to post large amounts of cash as collateral or margin to secure our leveraged positions. In the event of a sudden, precipitous drop in the value of our financed assets, we might not be able to liquidate assets quickly enough to repay our borrowings, further magnifying losses. See "— Our lenders and our derivative counterparties may require us to post additional collateral, which may force us to liquidate assets, and if we fail to post sufficient collateral our debts may be accelerated and/or our derivative contracts terminated on unfavorable terms." Even a small decrease in the value of a leveraged asset may require us to post additional margin or cash collateral. This may materially and adversely affect us.

Market conditions and other factors may affect our ability to securitize assets, which could increase our financing costs and materially and adversely affect us.

          In March 2019, we contributed loans with a carrying value of approximately $255.7 million to AOMT 2019-2's securitization transaction. AOMT 2019-2 issued approximately $620.9 million in bonds in the securitization transaction. We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements, but also exposes us to the risk of first loss. Our ability to continue to obtain permanent non-recourse financing through securitizations is affected by a number of factors, including:

  •
  conditions in the securities markets, generally;

  •
  conditions in the asset-backed securities markets, specifically;

  •
  yields on our portfolio of mortgage loans;

  •
  the credit quality of our portfolio of mortgage loans; and

  •
  our ability to obtain any necessary credit enhancement.

          As a result of the 2008 financial crisis, the mortgage-backed securitization markets experienced significant disruptions and reductions in securitization volumes. While conditions have improved in recent years, the securitization markets are impacted by reduced liquidity, increased risk premiums for issuers, reduced investor demand, financial distress among financial guaranty insurance providers, a general tightening of credit and increased regulation. Conditions such as these may from time to time result in a delay in the timing of our securitization of mortgage loans or may reduce or even eliminate our ability to securitize mortgage loans and sell securities in the RMBS or CMBS market, any of which would increase the cost of funding our mortgage loan portfolio. Our loan financing lines may not be adequate to fund our mortgage loan purchasing activities until such time as disruptions in the securitization markets subside. This would require us to hold the mortgage loans we acquire on our balance sheet, which would significantly impact our ability to fund the acquisition of additional mortgage loans or use equity capital to acquire our other target assets. Disruptions in the securitization market, including any adverse change, delay or inability to access the securitization market, could therefore materially and adversely affect us.

          Low investor demand for asset-backed securities could also force us to hold mortgage loans until investor demand improves, but our capacity to hold such mortgage loans in our portfolio is not unlimited. Additionally, adverse market conditions could result in increased costs and reduced margins earned in connection with our securitization transactions.

          Our ability to execute securitizations may be impacted, delayed, limited or precluded by legislative and regulatory reforms applicable to asset-backed securities and the institutions that sponsor, service, rate or otherwise participate in, or contribute to, the successful execution of a securitization transaction. With respect to any securitization transaction engaged in by us, these factors could limit, delay, or preclude our ability to execute securitization transactions and could also reduce the returns we would otherwise expect to earn in connection with securitization transactions.

          The Dodd-Frank Act imposed significant changes to the legal and regulatory framework applicable to the asset-backed securities markets and securitizations, directing various U.S. federal regulators to engage in rulemaking actions aimed at dramatically reforming regulation of U.S. financial markets. Included among those changes were the adoption of several new rules by the SEC as part of Regulation AB II, which set forth new disclosure requirements for securitization transactions, and the joint establishment of the U.S. Risk Retention Rules by a group of U.S. federal regulators, which require that the sponsors of securitizations retain a minimum of 5% of the credit risk of the assets collateralizing any securitization transaction they bring to market. While many of the rulemakings required by the Dodd-Frank Act have been finalized and are either effective or pending effectiveness, others remain to be finalized or even proposed. Further, many of the rules that have been finalized have been subject to modification or interpretation since their effective date, oftentimes in order to clear up ambiguities present in the final rules. Accordingly, it is difficult to predict with certainty how the Dodd-Frank Act and the other regulations that have been proposed, finalized or recently implemented will affect our ability to execute securitizations.

          In addition to the Dodd-Frank Act, its related rules and Regulation AB II, other U.S. federal or state laws and regulations that could affect our ability to execute securitization transactions may be proposed, enacted, or implemented. These laws and regulations could effectively preclude us from executing securitization transactions, could delay our execution of these types of transactions, or could reduce the returns we would otherwise expect to earn from executing securitization transactions.

          Other matters, such as (1) accounting standards applicable to securitization transactions and (2) capital and leverage requirements applicable to banks and other regulated financial institutions that traditionally purchase and hold asset-backed securities, could result in less investor demand for securities issued through securitization transactions or increased competition from other institutions that execute securitization transactions.

The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.

          As a result of the dislocation of the credit markets during the previous recession, and in anticipation of more extensive regulation, including regulations promulgated pursuant to the Dodd-Frank Act, the securitization industry has crafted and continues to craft changes to securitization practices, including changes to representations and warranties in securitization transaction documents, new underwriting guidelines and disclosure guidelines. Pursuant to the Dodd-Frank Act, various U.S. federal agencies, including the SEC, have promulgated regulations with respect to issues that affect securitizations.

          On October 21, 2014, the U.S. Risk Retention Rules were issued and have since become effective with respect to all asset classes. The U.S. Risk Retention Rules generally require the sponsor of a securitization to retain not less than 5% of the credit risk of the assets collateralizing the issuer's securities. When applicable, the U.S. Risk Retention Rules generally require the "securitizer" of a "securitization transaction" to retain at least 5% of the "credit risk" of "securitized assets," as such terms are defined for purposes of that statute, and generally prohibit a securitizer from directly or indirectly eliminating or reducing its credit exposure by hedging or otherwise transferring the credit risk that the securitizer is required to retain.

          On February 9, 2018, a three-judge panel of the U.S. Court of Appeals for the District of Columbia held, in The Loan Syndications and Trading Association v. Securities and Exchange Commission and Board of Governors of the Federal Reserve System, No. 1:16-cv-0065 (the "LSTA Decision") that collateral managers of "open market CLOs" (described in the LSTA Decision as collateralized loan obligations where assets are acquired from "arms-length negotiations and trading on an open market") are not "securitizers" or "sponsors" under Section 941 of the Dodd-Frank Act and, therefore, are not subject to risk retention and do not have to comply with the U.S. Risk Retention Rules. In reaching this decision, the panel determined, among other things, that an asset manager that was not in the chain of title on the transferred assets could not be required to "retain" risk that it had never held. Although the LSTA Decision is limited by its terms to asset managers of "open market CLOs," the court's analysis may have broader implications with respect to compliance with the U.S. Risk Retention Rules, especially in the context of managed funds that utilize securitizations.

          The current regulatory environment may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act, including provisions setting forth capital and risk retention requirements. On February 3, 2017, President Trump signed an executive order calling for the administration to review U.S. financial laws and regulations in order to determine their consistency with a set of core principles identified in the order. The full scope of President Trump's short-term legislative agenda is not yet fully known, but it may include certain deregulatory measures for the U.S. financial services industry, including changes to the Financial Stability Oversight Council (the "FSOC"), the Volcker Rule and credit risk retention requirements, among other areas. In particular, on June 8, 2017, one pending bill, called the Financial CHOICE Act (the "CHOICE Act") was passed by the U.S. House of Representatives. If passed by the U.S. Senate and signed into law by President Trump, the CHOICE Act would, among other things, remove risk retention requirements for non-residential mortgage securitizations. In addition, on May 24, 2018, a financial services regulatory reform bill that received bipartisan support, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Economic Growth Act") was signed into law by President Trump. The Economic Growth Act makes certain modifications to post-financial crisis regulatory requirements, including, among other things, improving consumer access to mortgage credit and tailoring regulations for certain bank holding companies, including raising the relevant thresholds for the application of the U.S. Federal Reserve's enhanced prudential standards, as well as for the designation by the FSOC of non-bank financial companies as systemically important. While such legislation will result in significant modifications to certain aspects of the Dodd-Frank Act and other post-financial crisis regulatory requirements, the immediate impact of such legislation remains uncertain.

          These legislative developments, and other proposed regulations affecting securitizations, could alter the structure of securitizations in the future, pose additional risks to our participation in future securitizations or reduce or eliminate the economic incentives for participating in future securitizations, increase the costs associated with our acquisition or securitization activities, or otherwise increase the risks or costs of our doing business.

We may be unable to profitably execute securitization transactions, which could materially and adversely affect us.

          A number of factors may determine whether a securitization transaction that we execute or participate in is profitable. One such factor is the price at which we acquire the mortgage loans that we intend to securitize, which may be impacted by, among other things, the level of competition in the marketplace or the relative desirability to originators, including Angel Oak Mortgage Lending, of retaining mortgage loans as investments versus selling them to third parties such as us. See "— Risks Related to Our Relationship with Our Manager — We rely on Angel Oak Mortgage Lending to source non-QM loans and other target assets for acquisition by us and they are under no contractual obligation to sell to us any loans that it originates." Another factor that impacts the profitability of a securitization transaction is the cost of the short-term debt used to finance our holdings of mortgage loans after acquisition and prior to securitization. This cost may vary depending on the availability of short-term financing, interest rates, the duration of the financing, and the extent to which third parties are willing to provide such financing. Additionally, the value of mortgage loans held by us prior to securitization may vary over the course of the holding period due to changes in interest rates or the credit quality of the mortgage loans. To the extent we seek to hedge against interest rate fluctuations that affect loan value, the cost of any hedging transaction will decrease returns on the respective securitization transaction. The price that investors pay for securities issued in our securitization transactions will also significantly affect our profitability margin. Additionally, in effecting securitization transactions, we may incur transaction costs or may incur or be required to make reserves for any liability in connection with executing a transaction, and such costs can also reduce the profitability of a transaction. To the extent that we are not able to profitably execute securitizations of mortgage loans, we could be materially and adversely affected.

          Rating agencies have historically played a central role in the securitization markets. Many purchasers of asset-backed securities require that a security be rated by the agencies at or above a specific grade before they will consider purchasing it. The rating agencies could adversely affect our ability to execute securitization transactions by deciding not to publish ratings for our securitization transactions or assigning ratings that are below the thresholds investors require. Further, rating agencies could alter their ratings processes or criteria after we have accumulated loans for securitization in a manner that reduces the value of previously acquired loans or that requires us to incur additional costs to comply with those processes and criteria.

Our securitization transactions may result in litigation, which could materially and adversely affect us.

          In connection with our past securitization transaction and future securitization transactions, we have prepared, or will prepare, disclosure documentation, including term sheets and offering memoranda, which contained, or will contain, disclosures regarding the securitization transactions and the assets being securitized. If such disclosure documentation is alleged or found to contain inaccuracies or omissions, we may be liable under U.S. federal securities laws, state securities laws or other applicable laws for damages to third parties that invest in these securitization transactions, including in circumstances in which we relied on a third party in preparing accurate disclosures, or we may incur other expenses and costs in connection with disputing these allegations or settling claims. We may also sell or contribute mortgage loans to third parties who, in turn, securitize those loans. In these circumstances, we may also prepare disclosure documentation, including documentation that is included in term sheets and offering memoranda relating to those securitization transactions. We could be liable under U.S. federal securities laws, state securities laws or other applicable laws for damages to third parties that invest in these securitization transactions, including liability for disclosures prepared by third parties or with respect to loans that we did not sell or contribute to the securitization.

          In recent years, there has also been debate as to whether there are defects in the legal process and legal documents governing transactions in which securitization trusts and other secondary purchasers take legal ownership of mortgage loans and establish their rights as first priority lien holders on underlying mortgaged property. To the extent there are problems with the manner in which title and lien priority rights were or are established or transferred, the securitization transaction that we have sponsored, or securitization transaction that we will sponsor, and third-party sponsored securitizations in which we will hold investments, we may be materially and adversely affected.

          Defending a lawsuit can consume significant resources and may divert our and our Manager's attention from our operations. We may be required to establish reserves for potential losses from litigation, which could be material. To the extent we are unsuccessful in our defense of any lawsuit, we could suffer losses which could be in excess of any reserves established relating to that lawsuit, which could materially and adversely affect us.

Our securitization transactions may be on significantly less advantageous terms than we had anticipated and we may be materially and adversely affected.

          A substantial portion of our portfolio is expected to consist of non-QM loans originated by Angel Oak Mortgage Lending and other target assets acquired from Angel Oak Mortgage Lending and RMBS and CMBS acquired from AOMT securitization vehicles affiliated with us, which creates certain conflicts of interest. See "— Risks Related to Our Relationship with Our Manager — There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders."

          In connection with our securitizations of mortgage loans into "real estate mortgage investment conduit" ("REMIC") securities backed by mortgage loans or other assets ("REMIC Certificates"), (1) our TRS will sell a substantial portion of the loans it purchases from Angel Oak Mortgage Lending or unaffiliated third parties to an AOMT securitization vehicle; (2) we or another affiliate will be expected to purchase one or more tranches of the REMIC Certificates issued by such AOMT securitization vehicle, including any securities required to be retained pursuant to the U.S. Risk Retention Rules; (3) our TRS will make certain representations and warranties about the underlying assets and assume the obligation to repurchase or replace those assets in certain circumstances if those representations or warranties are untrue; and/or (4) our TRS and/or we will guarantee the obligations of certain of the entities included in Angel Oak Mortgage Lending to repurchase or replace those assets in certain cases if the representations or warranties made by Angel Oak Mortgage Lending about those assets are untrue or if certain covenants made regarding the servicing of those assets by Angel Oak Mortgage Lending are breached and, in any case, the related Angel Oak Mortgage Lending entity does not repurchase or replace the assets itself. In such event, we will be contractually obligated to repurchase loans at a price that exceeds their market value at the time that they are subject to our repurchase obligation. Additionally, a guarantee of the obligations of ours or any of our subsidiaries under any agreements we enter into in connection with a securitization may be required from us.

          Due to general market conditions, the performance of the related loans, the performance of prior loans originated by Angel Oak Mortgage Lending or other investments, RMBS or CMBS originated by AOMT or other reasons, our consummation of the securitization utilizing those loans may be on significantly less advantageous terms than we had anticipated and we may be materially and adversely affected.

Our loan financing lines subject us to additional risks, which could materially and adversely affect us.

          We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Loan financing lines involve either the sale of a loan by us and our agreement to repurchase the loan at a specified time and price (thereby financing our acquisition of such loan) or the purchase by us of a loan with an agreement to resell it to the seller at a specified time and price. Such transactions afford an opportunity for us to invest temporarily available cash or to leverage our assets. If the counterparty to a loan financing line to whom a loan is sold should default, as a result of bankruptcy or otherwise, we could experience delays in liquidating the underlying loan, resulting in a lack of access to income on the underlying loan during this period and expenses in our enforcement of our rights. Ultimately, we may not be able to recover the loans sold, which could result in a loss to us if the value of such loans has increased over their repurchase price. If we act as the purchaser under a loan financing line, a risk exists that the seller will not pay to us the agreed upon sum on the delivery date at which point we would generally be entitled to sell the relevant loans that we purchased. However, if the value of such loans has declined, then we may be unable to recover the full repurchase price and this could materially and adversely affect us.

Our lenders and our derivative counterparties may require us to post additional collateral, which may force us to liquidate assets, and if we fail to post sufficient collateral our debts may be accelerated and/or our derivative contracts terminated on unfavorable terms.

          Our loan financing lines and our future loan financing lines and derivative contracts, such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts or options, may allow our lenders and derivative counterparties, as the case may be, to varying degrees, to determine an updated market value of our collateral and derivative contracts to reflect current market conditions. If the market value of our collateral or our derivative contracts with a particular lender or derivative counterparty declines in value, we may be required by the lender or derivative counterparty to provide additional collateral or repay a portion of the funds advanced on minimal notice, which is known as a margin call. Posting additional collateral will reduce our liquidity and limit our ability to leverage our assets. Additionally, in order to satisfy a margin call, we may be required to liquidate assets at a disadvantageous time, which could materially and adversely affect us. We may receive margin calls from our lenders and derivative counterparties from time to time in the ordinary course of business. In the event we default on our obligation to satisfy these margin calls, our lenders or derivative counterparties can accelerate our indebtedness, terminate our derivative contracts (potentially on unfavorable terms requiring additional payments, including additional fees and costs), increase our borrowing rates, liquidate our collateral and terminate our ability to borrow. In certain cases, a default on one loan financing line or derivative contract (whether caused by a failure to satisfy margin calls or another event of default) can trigger "cross defaults" on other such agreements. A significant increase in margin calls could materially and adversely affect us, and could increase our risk of insolvency.

          To the extent we might be compelled to liquidate qualifying real estate assets to repay debts, our compliance with the REIT requirements regarding our assets and our sources of income could be negatively affected, which could jeopardize our qualification as a REIT. Losing our REIT qualification would cause us to be subject to U.S. federal income tax (and any applicable state and local taxes) on all of our income and decrease profitability and cash available for distributions to our stockholders. Additionally, if we are compelled to liquidate qualifying real estate assets to repay debts, this could jeopardize our exclusion from regulation as an investment company under the Investment Company Act.

Our rights under loan financing lines are subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders.

          In the event of our insolvency or bankruptcy, certain loan financing lines may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on and/or liquidate the collateral pledged under such agreements without delay. In the event of the insolvency or bankruptcy of a lender during the term of a loan financing line, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our assets under a loan financing line or to be compensated for any damages resulting from the lenders' insolvency may be further limited by those statutes. These claims would be subject to significant delay and costs to us and, if and when received, may be substantially less than the damages we actually incur.

Interest rate fluctuations could increase our financing costs, which could materially and adversely affect us.

          Our primary interest rate exposures relate to the yield on our loans and the financing cost of our debt, as well as any interest rate swaps utilized for hedging purposes. Changes in interest rates affect our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we incur in financing these assets. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any additional interest income we earn on floating rate assets may not compensate for such increase in interest expense and the interest income we earn on fixed rate assets would not change. Similarly, in a period of declining interest rates, our interest income on floating rate assets would decrease, while any decrease in the interest we are charged on our floating rate debt may not compensate for such decrease in interest income and the interest expense we incur on our fixed rate debt would not change. Consequently, changes in interest rates may significantly influence our net income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses, which could materially and adversely affect us. Changes in the level of interest rates also may affect our ability to acquire loans, the value of our investments and our ability to realize gains from the disposition of assets. Moreover, changes in interest rates may affect borrower default rates.

Hedging against interest rate changes and other risks may materially and adversely affect us.

          As of March 31, 2019, we had approximately $174.7 million of debt outstanding, consisting of approximately $131.0 million which bears interest at a fixed rate, and approximately $43.7 million which bear interest at a floating rate. Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. For example, we may opportunistically enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. Hedging may fail to protect or could adversely affect us because, among other things:

  •
  interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

  •
  available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

  •
  the duration of the hedge may not match the duration of the related assets or liabilities being hedged;

  •
  most hedges are structured as OTC contracts with private counterparties, raising the possibility that the hedging counterparty may default on their obligations;

  •
  to the extent that the creditworthiness of a hedging counterparty deteriorates, it may be difficult or impossible to terminate or assign any hedging transactions with such counterparty to another counterparty;

  •
  to the extent hedging transactions do not satisfy certain provisions of the Code and are not made through a TRS, the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

  •
  the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value (i.e. our operating results may suffer because losses, if any, on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction or item). Downward adjustments, or "mark-to-market losses," would reduce our earnings and our stockholders' equity;

  •
  we may fail to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets in the portfolio being hedged;

  •
  our Manager may fail to recalculate, re-adjust, and execute hedges in an efficient and timely manner; and

  •
  the hedging transactions may actually result in poorer overall performance for us than if we had not engaged in the hedging transactions.

          Our hedging transactions, which would be intended to limit losses, may actually adversely affect our earnings, which could materially and adversely affect us.

Our hedging activities may expose us to additional risks.

          Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. For example, we may opportunistically enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. However, it is impossible to fully hedge our investments. Furthermore, certain hedging transactions could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could materially and adversely affect us.

          To the extent that any hedging strategy involves the use of OTC derivatives transactions, such a strategy would be affected by implementation of various regulations adopted pursuant to the Dodd-Frank Act. OTC derivative dealers are now required to register with the U.S. Commodity Futures Trading Commission (the "CFTC") and will ultimately be required to register with the SEC. Registered swap dealers will be subject to minimum capital and margin requirements and are subject to business conduct standards, disclosure requirements, reporting and recordkeeping requirements, transparency requirements, position limits, limitations on conflicts of interest, and other regulatory burdens. These requirements further increase the overall costs for OTC derivative dealers, which costs may be passed along to market participants as market changes continue to be implemented. The overall impact of the Dodd-Frank Act on us remains highly uncertain and it is unclear how the OTC derivatives markets will adapt to this new regulatory regime, along with additional, sometimes overlapping, regulatory requirements imposed by non-U.S. regulators.

          Although the Dodd-Frank Act will require many OTC derivative transactions previously entered into on a principal-to-principal basis to be executed through a regulated securities, futures or swap exchange or facility and/or submitted for clearing by a regulated clearinghouse, not all of our derivative transactions will be subject to the clearing requirements. The "bid-ask" spreads may be unusually wide in these heretofore substantially unregulated markets. The risk of counterparty nonperformance can be significant in the case of these OTC instruments, and although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. A liquid secondary market may not exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses. While the Dodd-Frank Act is intended to bring more stability and lower counterparty risk to the derivatives market by requiring central clearing of certain standardized derivatives trades, not all of our trades are or will be subject to a clearing requirement because the trades are grandfathered or because they are bespoke, or because they are within a class that is not currently subject to mandatory clearing. Furthermore, it is yet to be seen whether the Dodd-Frank Act will be effective in reducing counterparty risk or if such risk may actually increase as a result of market uncertainty, mutuality of loss to clearinghouse members, or other reasons.

          Further, Title VII of the Dodd-Frank Act requires that certain derivative instruments be centrally cleared and executed through an exchange or other approved trading platform, which could result in increased costs in the form of intermediary fees and additional margin requirements imposed by derivatives clearing organizations and their respective clearing members.

          In addition, under Title VII of the Dodd-Frank Act, the SEC, the CFTC and U.S. federal banking regulators were required to adopt margin requirements for uncleared OTC swaps and security-based swaps for certain regulated entities. The U.S. federal banking regulators and the CFTC have adopted final rules imposing margin requirements for uncleared swaps (other than physically-settled foreign exchange ("FX") forward and FX swaps), the initial margin requirements of which are being phased-in between September 2016 and September 2020, and the variation margin requirements, which went into effect in March 2017 for all market participants subject to these uncleared swap margin rules. Such margin requirements may also result in increased costs and could adversely affect our ability to use derivatives to hedge our risks in the future and/or to amend or novate existing swaps after the date on which we are required to comply with the rules.

          Title VII of the Dodd-Frank Act also created new categories of regulated market participants, such as "swap-dealers," "security-based swap dealers," "major swap participants" and "major security-based swap participants," and subjects these regulated entities to significant new capital, registration, recordkeeping, reporting, disclosure, business conduct and other regulatory requirements that have given rise to administrative costs which may be passed on and applied to transaction costs incurred by us.

Changes in regulations relating to swaps activities may cause us to limit our swaps activity or subject us and our Manager to additional disclosure, recordkeeping, and other regulatory requirements.

          The enforceability of swap agreements underlying hedging transactions may depend on compliance with applicable derivatives regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Recently, new regulations have been promulgated by U.S. and foreign regulators attempting to strengthen the oversight of derivatives contracts, including swap agreements and futures contracts. Any actions taken by regulators could constrain our strategy and could increase our costs, either of which could materially and adversely affect us. In particular, the Dodd-Frank Act requires many swap agreements to be executed on a regulated exchange and cleared through a central clearinghouse, which may result in increased margin requirements and costs. Regulators have also recently required swap dealers to collect margin on the uncleared swap transactions that they enter into with financial entities such as mortgage REITs, thereby potentially also increasing our costs. Furthermore, a mortgage REIT that enters into derivatives transactions, including swap agreements and futures contracts, may be considered to be a regulated commodity pool that is required to be operated by a registered or exempt "commodity pool operator." On December 7, 2012, the CFTC issued a No-Action Letter that provides mortgage REITs relief from such commodity pool operator registration requirement (the "No-Action Letter") if they meet certain conditions and submit a claim for such no-action relief by email to the CFTC. We believe we meet the conditions set forth in the No-Action Letter and will file our claim with the CFTC to perfect the use of the no-action relief from commodity pool operator registration. However, if in the future we do not meet the conditions set forth in the No-Action Letter or the relief provided by the No-Action Letter becomes unavailable for any other reason, we may need to seek to obtain an alternative exemption from registration for our Manager, which is currently not registered as a commodity pool operator with the CFTC, and we may become subject to additional compliance, disclosure, recordkeeping and reporting requirements, which may increase our costs and materially and adversely affect us.

Risks Related to Our Organizational Structure

Our stockholders' ability to control our operations is limited and our charter provides that our Board of Directors may authorize us to revoke or otherwise terminate our REIT election without the approval of our stockholders.

          Our Board of Directors oversees the business and affairs of our company and determines our strategies, including our strategies regarding investments, financing, growth, debt capitalization and distributions. Our Board of Directors may amend or revise these and other strategies without a vote of our stockholders. In addition, our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. Accordingly, our stockholders' ability to control our operations is limited, which could negatively affect the value of our common stock.

Certain provisions of Maryland law could inhibit a change in control.

          Certain provisions of the MGCL may have the effect of deterring a third party from making a proposal to acquire us or of inhibiting a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Under the MGCL, certain "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder (as defined in the statute) or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of shares of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These two supermajority votes are not required if, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board of Directors has adopted a resolution exempting any business combination between us and any other person or group of persons from the provisions of this statute. There is no assurance that our Board of Directors will not amend or revoke this exemption in the future.

          The MGCL provides that holders of "control shares" (defined as shares of voting stock that, if aggregated with all other shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise or direct the exercise of voting power in electing directors within one of three increasing ranges of voting power in electing directors) of a Maryland corporation acquired in a "control share acquisition" (defined as the acquisition, directly or indirectly, of ownership of, or the power to exercise or direct the exercise of voting power (other than solely by revocable proxy) with respect to, issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally, excluding all interested shares. Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

          The "unsolicited takeover" provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses if we have a class of equity securities registered under the Exchange Act and at least three independent directors (which we will have upon the completion of this offering). These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we have elected to be subject to a provision of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our Board of Directors.

          See "Certain Provisions of Maryland Law and of our Charter and Bylaws — Business Combinations," "Certain Provisions of Maryland Law and of our Charter and Bylaws — Control Share Acquisitions" and "Certain Provisions of Maryland Law and of our Charter and Bylaws — Subtitle 8."

Our authorized but unissued common stock and preferred stock may prevent a change in control.

          Our charter authorizes us to issue additional authorized but unissued shares of our common stock and preferred stock. In addition, a majority of our entire Board of Directors may, without stockholder approval, approve amendments to our charter to increase the aggregate number of our authorized shares of stock or the number of shares of any class or series that we have authority to issue and may classify or reclassify unissued shares of our common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, among other things, our Board of Directors may establish a class or series of shares of our common stock or preferred stock that could delay or prevent a transaction or a change in control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interest.

          Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

          Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification to:

  •
  any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity.

          As a result, we and our stockholders may have more limited rights against our present and former directors and officers than might otherwise exist absent the current provisions in our charter or that might exist with other companies, which could limit your recourse in the event of actions not in your best interest.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

          Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director, or the entire Board of Directors, may be removed only for "cause," and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For this purpose, "cause" means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. Additionally, vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and, if our Board of Directors is classified, any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship of the class in which the vacancy occurred and until a successor is duly elected and qualifies. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of us that is in the best interests of our stockholders.

Our charter contains provisions that reduce or eliminate the duties of certain of our directors and officers with respect to corporate opportunities.

          Our charter provides that, to the maximum extent permitted by Maryland law, if any of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak acquires knowledge of a potential business opportunity other than in his or her capacity as our director or officer, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity. Accordingly, to the maximum extent permitted from time to time by Maryland law and our charter, none of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak is required to present, communicate or offer any business opportunity to us and can hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us.

          As a result, our directors and officers who are also officers, directors, employees, agents, partners, managers, members or stockholders of Angel Oak may compete with us for investments or other business opportunities and we and our stockholders may have more limited rights against our directors and officers than might otherwise exist, which might limit your recourse in the event of actions not in your best interest.

The ownership limits in our charter may discourage a takeover or business combination that may have benefited our stock.

          Due to limitations on the concentration of ownership of REIT stock imposed by the Code, and subject to certain exceptions, our charter provides that no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. These and other restrictions on ownership and transfer of our shares contained in our charter may discourage a change in control of us and may deter individuals or entities from making tender offers for our shares of common stock on terms that might be financially attractive to you or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease your ability to sell shares of our common stock.

Our charter generally does not permit the ownership in excess of 9.8% of our common stock or of all classes and series of our stock, and attempts to acquire our shares in excess of the stock ownership limits will be ineffective unless an exemption is granted by our Board of Directors.

          Due to limitations on the concentration of ownership of REIT stock imposed by the Code, and subject to certain exceptions, our charter provides that no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. Our charter also contains certain other limitations on the ownership and transfer of our stock.

          Our charter provides that our Board of Directors, subject to certain limits, upon receipt of such representations and agreements as our Board of Directors may require, may prospectively or retroactively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person. Our Board of Directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person's actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further direct or indirect acquisition of shares of our stock (other than by a previously-exempted person) will violate the decreased ownership limit. Our Board of Directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

          The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of our outstanding shares of stock and thereby violate the applicable ownership limit. Pursuant to our charter, if any purported transfer of our stock or any other event (1) would otherwise result in any person violating the ownership limits or such other limit established by our Board of Directors, (2) could result in us being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or (3) otherwise would cause us to fail to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by us. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by our Board of Directors, and the intended transferee will acquire no rights in the shares. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

          Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (1) any Internal Corporate Claim, as such term is defined in the MGCL, (2) any derivative action or proceeding brought on our behalf, other than actions arising under U.S. federal securities laws, (3) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (4) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (5) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless we consent to such court. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees and may discourage lawsuits against us and our directors, officers or employees.

Risks Related to Our Common Stock and this Offering

There is currently no public market for shares of our common stock, a trading market for shares of our common stock may never develop following this offering and our common stock price may be volatile and could decline substantially following this offering.

          Shares of our common stock are newly-issued securities for which there is no established trading market. We intend to apply to have our common stock listed on the NYSE, but there can be no assurance that an active trading market for shares of our common stock will develop. Accordingly, no assurance can be given as to the ability of our stockholders to sell their shares or the price that our stockholders may obtain for their shares of our common stock.

          If an active market does not develop or is not maintained, the market price of shares of our common stock may decline and you may not be able to sell shares of our common stock. Even if an active trading market develops for shares of our common stock subsequent to this offering, the market price of shares of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of shares of our common stock. Some of the factors that could negatively affect the price of shares of our common stock or result in fluctuations in the price of shares of our common stock include:

  •
  actual or anticipated variations in our quarterly operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;

  •
  conflicts of interest in our relationship with Angel Oak, including our Manager, including our officers and directors;

  •
  equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

  •
  loss of a major funding source;

  •
  actual or anticipated accounting problems;

  •
  publication of research reports about us or the real estate industry;

  •
  increases in market interest rates that lead purchasers of shares of our common stock to demand a higher yield;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any increased indebtedness we incur in the future;

  •
  additions or departures of our Manager's key personnel;

  •
  actions by stockholders;

  •
  speculation in the press or investment community;

  •
  a compression of the yield on our investments and an increase in the cost of our liabilities;

  •
  failure to maintain our qualification as a REIT or exclusion from regulation as an investment company under the Investment Company Act;

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  general market, economic and political conditions and trends, including inflationary concerns and the current state of the credit and capital markets;

  •
  our operating performance and the performance of other similar companies;

  •
  changes in the value of our portfolio;

  •
  short-selling pressure with respect to shares of our common stock or REITs generally;

  •
  changes in accounting principles; and

  •
  changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to REITs, and other regulatory developments that adversely affect us or our industry.

The initial public offering price per share of our common stock offered by this prospectus may not accurately reflect the value of your investment.

          Prior to this offering there has been no market for shares of our common stock. The initial public offering price per share of our common stock offered by this prospectus was negotiated among us and the underwriters, and therefore may not accurately reflect the value of your investment. Factors considered in determining the price of our common stock include:

  •
  the history and prospects of residential mortgage REITs;

  •
  prior offerings of those companies;

  •
  our prospects for acquiring attractive investments in our target assets;

  •
  our capital structure;

  •
  an assessment of our officers and Angel Oak, including our Manager, and their experience in residential mortgage lending;

  •
  general conditions of the securities markets at the time of this offering;

  •
  estimates of our business potential; and

  •
  other factors we and the underwriters deemed relevant.

You will experience immediate and substantial dilution from the purchase of our common stock in this offering.

          The initial public offering price per share of our common stock is higher than the pro forma net tangible book value per share of our common stock outstanding upon the completion of this offering, the private placement and our formation transactions. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $             per share of our common stock, based upon an assumed initial public offering price of $             per share (which is the mid-point of the price range indicated on the front cover page of this prospectus). This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds the pro forma net tangible book value per share of our assets. See "Dilution."

Future sales of shares of our common stock or other securities convertible into shares of our common stock could cause the market value of shares of our common stock to decline and could result in dilution of your shares.

          We are offering             shares of our common stock as described in this prospectus (excluding the underwriters' over-allotment option). In addition, assuming an initial public offering price of $             per share, an aggregate of             shares of our common stock will be issued in the private placement and we expect to grant an aggregate of             shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan. Additionally, in connection with our formation transactions, we will declare a stock dividend that will result in the issuance of             shares of our common stock to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering, and Angel Oak Mortgage Fund will distribute the                 shares of our common stock that it receives from us pursuant to the stock dividend to its partners pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus).

          We, each of our executive officers, directors and director nominees and Angel Oak Mortgage Fund's partners have agreed for a period of    days after the date of this prospectus and our Manager and the members of senior management of Angel Oak participating in the private placement have agreed for a period of    days after the date of this prospectus not to sell or otherwise transfer, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock owned by them at the completion of this offering, the private placement and our formation transactions or thereafter acquired by them, subject to specified exceptions, without the prior written consent of the representatives of the underwriters. See "Underwriting." These lock-up provisions, at any time and without notice, may be released. If the restrictions under the lock-up agreements are waived, the shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for shares of our common stock.

          Upon the completion of this offering, the private placement and our formation transactions, we will enter into a registration rights agreement with our Manager and the members of senior management of Angel Oak participating in the private placement and a registration rights agreement with the partners of Angel Oak Mortgage Fund receiving shares of our common stock pursuant to Angel Oak Mortgage Fund's distribution of shares of our common stock following a stock distribution to Angel Oak Mortgage Fund, as described above. We will also enter into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager in the future under our 20    Equity Incentive Plan. In addition, we intend to file a registration statement on Form S-8 to register the issuance of the total number of shares of our common stock that may be issued under our 20    Equity Incentive Plan, other than to our Manager, including the initial grant of             shares of restricted stock to our directors, director nominees and executive officers, as described above. See "Shares Eligible for Future Sale — Registration Rights" and "Shares Eligible for Future Sale — 20    Equity Incentive Plan." Subject to the lock-up agreements with the underwriters described above, registration of these shares under the Securities Act would result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon effectiveness of the registration statement.

          Sales of substantial amounts of shares of our common stock could cause the market price of shares of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares of our common stock for future sales, on the value of shares of our common stock. Sales of substantial amounts of shares of our common stock, or the perception that such sales could occur, may adversely affect prevailing market values for shares of our common stock.

Future offerings of debt securities, which would rank senior to shares of our common stock upon our bankruptcy or liquidation, and future offerings of equity securities which would dilute the common stock holdings of our existing stockholders and may be senior to shares of our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of shares of our common stock.

          In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities, our Series A preferred stock and other preferred stock, if issued, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of shares of our common stock. Our Series A preferred stock do, and additional preferred stock could, have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of shares of our common stock bear the risk of our future offerings reducing the market price of shares of our common stock and diluting their stock holdings in us.

An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to pay distributions to our stockholders.

          One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend rate on shares of our common stock or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of shares of our common stock. For instance, if interest rates rise without an increase in our dividend rate, the market price of shares of our common stock could decrease because potential investors may require a higher dividend yield on shares of our common stock as market rates on interest-bearing instruments such as bonds rise.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

          We are generally required to distribute to our stockholders at least 90% of our REIT taxable income each year for us to qualify as a REIT under the Code, which requirement we currently intend to satisfy through quarterly distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. We have not established a minimum distribution payment level and our ability to make distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. Distributions to our common stockholders, if any, will be authorized by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, funding or margin requirements under financing arrangements, maintenance of our REIT qualification, applicable provisions of the MGCL, the terms of any class or series of our stock, including our Series A preferred stock, and such other factors as our Board of Directors deems relevant.

          We believe that a change in any one of the following factors could adversely affect our results of operations and cash flows and impair our ability to make distributions to our stockholders:

  •
  the profitability of the investment of the net proceeds of this offering and the private placement;

  •
  our ability to make attractive investments;

  •
  margin calls or other expenses that reduce our cash flow;

  •
  defaults or prepayments in our portfolio or decreases in the value of our portfolio; and

  •
  the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

          As a result, no assurance can be given that we will be able to make distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect us.

          In addition, distributions that we make to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends or qualified dividend income, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. However, the Tax Cuts and Jobs Act ("TCJA") generally may allow individual stockholders to deduct from their taxable income one-fifth of the REIT dividends payable to them that are not treated as capital gains dividends or as qualified dividend income for taxable years before January 1, 2026, provided that holding period requirements are satisfied. See "Material U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders — Distributions." Additionally, distributions that we make to our non-U.S. stockholders out of our current or accumulated earnings and profits that are not effectively connected with a U.S. trade or business of the non-U.S. stockholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. See "Material U.S. Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders."

Purchases of our common stock by                        for us under the 10b5-1 Purchase Plan may result in the market price of our common stock being higher than the price that otherwise might exist in the open market.

          Prior to the completion of this offering, we intend to enter into the 10b5-1 Purchase Plan with                      , one of the underwriters in this offering. Pursuant to the 10b5-1 Purchase Plan,                      , as our agent, will buy in the open market up to $              million in shares of our common stock in the aggregate during the period beginning four full calendar weeks following the completion of this offering and ending 12 months thereafter or, if sooner, the date on which all the capital committed to the 10b5-1 Purchase Plan has been exhausted. See "Certain Relationships and Related Party Transactions" for additional details regarding the 10b5-1 Purchase Plan. Whether purchases will be made under the 10b5-1 Purchase Plan and how much will be purchased at any time is uncertain, dependent on prevailing market prices and trading volumes, all of which we cannot predict. These activities may have the effect of maintaining the market price of our common stock or retarding a decline in the market price of our common stock, and, as a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our core market, our stock price and trading volume could decline.

          The trading market for shares of our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Risks Related to our REIT Qualification and Certain Other U.S. Federal Income Tax Items

Legislative or other actions affecting REITs could materially and adversely affect us.

          The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the U.S. federal income tax laws, with or without retroactive application, could materially and adversely affect us. We cannot predict how changes in the tax laws might affect us or our stockholders. New legislation, regulations promulgated by the U.S. Treasury Department (the "U.S. Treasury regulations"), administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

          In addition, the TCJA made substantial changes to the Code. Among those changes are a significant permanent reduction in the generally applicable corporate tax rate, changes in the taxation of individuals and other non-corporate taxpayers that generally but not universally reduce their taxes on a temporary basis subject to "sunset" provisions, the elimination or modification of various currently allowed deductions (including additional limitations on the deductibility of business interest and substantial limitation on the deduction for state and local taxes imposed on individuals), and the preferential taxation of certain income (including REIT dividends) derived by non-corporate taxpayers from "pass-through" entities. The TCJA also imposes certain additional limitations on the deduction of net operating losses, which may in the future cause us to make distributions that will be taxable to our stockholders to the extent of our current or accumulated earnings and profits in order to comply with the annual REIT distribution requirements. The effect of these and many other changes made in the TCJA is uncertain, both in terms of their direct effect on the taxation of an investment in shares of our common stock and their indirect effect on the value of our assets. Furthermore, many of the provisions of the TCJA will require guidance through the issuance of U.S. Treasury regulations in order to assess their effect. There may be a substantial delay before such regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on us. It is also likely that there will be technical corrections legislation proposed with respect to the TCJA, the timing and effect of which cannot be predicted and may materially and adversely affect us.

Our failure to qualify as a REIT would subject us to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of our income available for distribution to our stockholders.

          We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2018. As long as we meet the requirements under the Code for qualification as a REIT each year, we can deduct dividends paid to our stockholders when calculating our REIT taxable income. For us to qualify as a REIT, we must meet detailed technical requirements, including income, asset and stock ownership tests, under several Code provisions that have not been extensively interpreted by judges or administrative officers. In addition, we do not control the determination of all factual matters and circumstances that affect our ability to qualify as a REIT. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions might significantly change the U.S. federal income tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of such qualification. We believe that we have been organized and operate in conformity with the requirements for qualification as a REIT under the Code. However, we cannot guarantee that we will qualify as a REIT in any given year because:

  •
  the rules governing REITs are highly complex;

  •
  we do not control all factual circumstances and legal determinations by courts or regulatory bodies that affect REIT qualification; and

  •
  our circumstances may change in the future.

          For any taxable year that we fail to qualify as a REIT, we would be subject to U.S. federal income tax at the regular corporate rate and would not be entitled to deduct dividends paid to our stockholders from our taxable income. Consequently, our net assets and distributions to our stockholders would be substantially reduced because of our increased tax liability. If we made distributions in anticipation of our qualification as a REIT, we might be required to borrow additional funds or to liquidate some of our investments in order to pay the applicable tax. If our qualification as a REIT terminates, we may not be able to elect to be treated as a REIT for four taxable years following the year during which we lost the qualification. See "Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Failure to Qualify."

          An entity that qualifies as a REIT under the Code generally will not be subject to U.S. federal income tax to the extent that it distributes its net income at least annually to its stockholders. A REIT may be subject to state and local tax in states and localities in which it does business or owns property. Additionally, we may be subject to U.S. federal income tax in certain circumstances. See "Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Taxation of REITs in General."

Complying with REIT requirements and avoiding a prohibited transaction tax may force us to hold certain assets and conduct certain activities through a TRS.

          We intend that any property the sale or disposition of which could give rise to a "prohibited transaction" tax, including the sale of mortgage loans in connection with the issuance of REMIC Certificates or the sale of REMIC Certificates themselves, will be sold through a TRS with the consequence that any gain realized in such a sale or disposition will be subject to U.S. federal income tax at the regular corporate rate.

          We may be required to acquire and hold Fannie Mae multi-family securities, U.S. Treasury securities or other similar assets directly, using significant leverage to do so, in order for us to satisfy the requirement that securities of one or more TRSs represent not more than 20% of the value of our gross assets on each testing date, even though we might not have acquired or held such Fannie Mae multi-family securities, U.S. Treasury securities or other similar assets in the absence of that REIT qualification requirement. Additionally, the need to satisfy such 20% value test may require dividends to be distributed by one or more TRSs to us at times when it may not be beneficial to do so. We may, in turn, distribute all or a portion of such dividends to our stockholders at times when we might not otherwise wish to declare and pay such dividends. See "Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Annual Distribution Requirements." These dividends when received by non-corporate U.S. stockholders generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See "Material U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders." TRS distributions classified as dividends, however, will generally not constitute qualifying income for purposes of the 75% gross income test. It is possible that we may wish to distribute a dividend from a TRS to ourselves in order to reduce the value of TRS securities below 20% of our assets, but be unable to do so without violating the requirement that 75% of our gross income in the taxable year be derived from real estate assets. Although there are other measures we can take in such circumstances in order to remain in compliance, there can be no assurance that we will be able to comply with both of these tests in all market conditions.

          Finally, we may use a TRS to conduct servicing or other activities that give rise to fees or other similar income, the receipt of which, beyond certain limits, would be inconsistent with our continued qualification as a REIT. In that event, such income less the expenses associated with the business that produced it would be subject to U.S. federal income tax at the regular corporate rate.

We may have phantom income from our acquisition and holding of subordinated RMBS and CMBS and excess MSRs.

          The tax accounting rules with respect to the timing and character of income and losses from our acquisition and holding of subordinated RMBS and CMBS may result in adverse tax consequences. We will be required to include in income accrued interest, original issue discount ("OID") and, potentially, market discount (each of which will be ordinary income), with respect to subordinated RMBS and CMBS we hold, in accordance with the accrual method of accounting. Income will be required to be accrued and reported, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the underlying loans, except to the extent it can be established that such losses are uncollectible. Accordingly, we may incur a diminution in actual or projected cash flow in a given year as a result of an actual or anticipated default or delinquency, but may not be able to take a deduction for the corresponding loss until a subsequent tax year. While we generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that OID must continue to be accrued in spite of its uncollectibility until our investments in subordinated RMBS and CMBS are disposed of in a taxable transaction or become worthless.

          We intend to treat excess MSRs as ownership interests in the interest payments made on the underlying pool of mortgage loans, akin to an "interest only" stripped coupon. Under this treatment, for purposes of determining the amount and timing of taxable income, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed based on, a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given as to when we will be entitled to a loss or deduction for such excess and whether that loss will be a capital loss or an ordinary loss.

An investment in us by non-U.S. stockholders that are neither foreign sovereigns entitled to the benefits of Section 892 of the Code nor foreign pension funds or similar entities able to claim an exemption from withholding taxes on REIT dividends under a tax treaty is not the most tax-efficient way to invest in mortgage loans and RMBS.

          In the case of non-U.S. stockholders, dividends received by non-U.S. stockholders will generally be subject to U.S. withholding tax at a 30% rate or an applicable lower treaty rate. For most non-U.S. stockholders, investment in a REIT that invests principally in mortgage loans and MBS is not the most tax-efficient way to invest in such assets. That is because receiving distributions of income derived from such assets in the form of REIT dividends subjects most non-U.S. stockholders to withholding taxes that direct investment in those asset classes, and the direct receipt of interest and principal payments with respect to them, would not. The principal exceptions are foreign sovereigns and their agencies and instrumentalities, which may be exempt from withholding taxes on REIT dividends under Section 892 of the Code, and certain foreign pension funds or similar entities able to claim an exemption from withholding taxes on REIT dividends under the terms of a bilateral tax treaty between their country of residence and the United States.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt U.S. stockholders.

          If (1) all or a portion of our assets are subject to the rules relating to TMPs (as defined below), (2) we are a "pension held REIT," (3) a tax-exempt U.S. stockholder has incurred debt to purchase or hold shares of our common stock, or (4) we hold REMIC residual interests or similar interests in TMPs that generate excess inclusion income ("EII"), then a portion of the distributions to and, in the case of a stockholder described in clause (3), gains realized on the sale of common stock by such tax-exempt U.S. stockholder may be subject to U.S. federal income tax as unrelated business taxable income ("UBTI") under the Code.

Our stockholders may be required to recognize excess inclusion income unless we do not distribute such income and pay corporate income tax on it.

          We may engage in securitization transactions that result in our holding one or more REMIC "residual interests" that give rise to EII.

          We may also issue bonds secured by mortgage loans or other assets ("Securitized Bonds") that are secured by mortgage loans or other assets to investors in a "time-tranched," sequential pay format, in a taxable mortgage pool ("TMP") structure economically similar to sequential pay RMBS and CMBS issued in REMIC securitization transactions. In such case, we will be required to hold an interest in such securitizations that is equivalent to a residual interest in a REMIC. Under special rules applicable to

REITs that own a TMP, a portion of our income will be treated as if it were EII derived from a REMIC residual interest.

          If EII is not distributed, it will be subject to corporate income tax at the REIT level. If EII is distributed by us, a stockholder's share of such EII (1) cannot be offset by any net operating losses otherwise available to such stockholder, (2) is generally subject to tax as UBTI in the hands of stockholders that are otherwise generally exempt from U.S. federal income tax but are subject to UBTI taxation, and (3) results in the application of U.S. federal income tax withholding at the maximum rate, without reduction under any otherwise applicable income tax treaty or other exemption, to the extent distributed to non-U.S. stockholders that are not agencies or instrumentalities of a foreign government. To the extent that EII is distributed by us to a tax-exempt U.S. stockholder that is not subject to UBTI (such as a domestic or foreign government entity or public pension fund), we may incur a corporate-level tax on a portion of our income from a TMP.

          While we do not intend to distribute EII to our stockholders, and instead to hold any REMIC residual interests that give rise to EII through a TRS and to retain, and to pay corporate income tax on, EII from TMPs, there can be no assurance that we will be able to do so in all situations and that our stockholders will not receive distributions of EII. See "Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — REMIC Residual Interests, Taxable Mortgage Pools and Excess Inclusion Income" below.

Complying with REIT requirements may cause us to forego otherwise attractive investment opportunities or financing or hedging strategies.

          In order to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes, we must on a continuing basis satisfy various tests on an annual and quarterly basis regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. To meet these tests, we may be required to forgo investments we might otherwise make. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our investment performance and materially and adversely affect us.

Complying with REIT requirements may force us to liquidate otherwise profitable assets, which could materially and adversely affect us.

          In order to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and designated real estate assets, including certain mortgage loans and stock in other REITs. Subject to certain exceptions, our ownership of securities, other than government securities and securities that constitute real estate assets, generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets, other than government securities and securities that constitute real estate assets, can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter after the first calendar quarter for which we qualified as a REIT, we must generally correct such failure within 30 days after the end of such calendar quarter to prevent us from losing our REIT qualification. As a result, we may be required to liquidate otherwise profitable assets prematurely, which could reduce the return on our assets, which could materially and adversely affect us.

REIT distribution requirements could adversely affect our ability to execute on our strategies and may require us to incur debt, sell assets or take other actions to make such distributions.

          In order to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes, we must distribute to our stockholders, each calendar year, at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law.

          We intend to distribute our net income in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. Our taxable income may substantially exceed our net income as determined by GAAP or differences in timing between the recognition of taxable income and the actual receipt of cash may occur, in which case we may have taxable income in excess of cash flow from our operating activities. In such event, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, in order to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax in that year, we may be required to: (1) sell assets in adverse market conditions; (2) borrow on unfavorable terms; (3) distribute amounts that would otherwise be invested in target assets consistent with our strategy, capital expenditures or repayment of debt; or (4) make a taxable distribution of shares of our common stock as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may require us to take actions that may not otherwise be advisable given existing market conditions and hinder our ability to grow, which could materially and adversely affect us.

We may choose to make distributions to our stockholders in our own stock, in which case our stockholders could be required to pay income taxes in excess of the cash dividends they receive.

          We may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay U.S. federal income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells shares of our common stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of shares of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of shares of our common stock.

Even though we intend to elect and qualify to be taxed as a REIT, we may be required to pay certain taxes.

          Even though we intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, prohibited transactions, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. See "Material U.S. Federal Income Tax Considerations — U.S.

Federal Income Tax Considerations as a REIT — Taxation of REITs in General." In addition, we may hold some of our assets through wholly-owned TRSs. Our TRSs and any other taxable corporations in which we own an interest will be subject to U.S. federal, state and local corporate taxes. Payment of these taxes generally would reduce our cash flow and the amount available to distribute to our stockholders, which could materially and adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively.

          The REIT provisions of the Code limit the ability of a REIT to hedge its liabilities. Generally, income from a hedging transaction a REIT enters into either to reduce its exposure to interest rate and currency fluctuations, tenant credit deterioration and/or declines in the public market price of such investment or other related risks that constitutes "qualifying income" for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute "gross income" for purposes of the 75% or 95% gross income tests, provided that the REIT properly identifies the hedging transaction pursuant to the applicable sections of the Code and U.S. Treasury regulations. To the extent that a REIT enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities (because the TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose ourselves to greater risks associated with interest rate or other changes than we would otherwise incur.

We may be subject to state and local tax risks, which could materially and adversely affect us.

          If we were to establish taxability in any state or local jurisdiction, each stockholder would generally be deemed to have established taxability in that state or local jurisdiction by virtue of his, her or its ownership of shares of our common stock. The state and/or local tax owed by the stockholder may be determined based on a multitude of factors, potentially including our net or gross income, properly reportable U.S. federal taxable income, or some other measure, such as capital or gross receipts. A prospective stockholder should be aware that state and/or local taxes could potentially have a material adverse effect on the amount available for distributions by us due to our actual state and/or local tax payment obligations and/or the establishment of reserves for state and/or local taxes that we may potentially be owing, which could materially and adversely affect us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains certain forward-looking statements that are subject to various risks and uncertainties, including, without limitation, statements relating to the performance of our investments and our financing needs and arrangements. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "continue" or by the negative of these words and phrases or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe existing or future plans and strategies, contain projections of results of operations, liquidity and/or financial condition or state other forward-looking information. Our ability to predict future events or conditions or their impact or the actual effect of existing or future plans or strategies is inherently uncertain. Although we believe that such forward-looking statements are based on reasonable assumptions, actual results and performance in the future could differ materially from those set forth in or implied by such forward-looking statements. Factors that could have a material adverse effect on future results and performance relative to those set forth in or implied by the related forward-looking statements, as well as on our business, financial condition, liquidity, results of operations and prospects, include, but are not limited to:

  •
  the factors referenced in this prospectus, including those set forth under the section captioned "Risk Factors;"

  •
  the effects of adverse conditions or developments in the financial markets and the economy upon our ability to acquire non-QM loans sourced from Angel Oak Mortgage Lending and other target assets;

  •
  the level and volatility of prevailing interest rates and credit spreads;

  •
  changes in our industry, interest rates, the debt or equity markets, the general economy (or in specific regions) or the residential real estate finance and the real estate markets specifically;

  •
  changes in our business strategies or target assets;

  •
  general volatility of the markets in which we invest;

  •
  changes in the availability of attractive loan and other investment opportunities, including non-QM loans sourced from Angel Oak Mortgage Lending;

  •
  the ability of our Manager to locate suitable investments for us, manage our portfolio and implement our strategy;

  •
  our ability to obtain and maintain financing arrangements on favorable terms, or at all;

  •
  the adequacy of collateral securing our investments and a decline in the fair value of our investments;

  •
  the timing of cash flows, if any, from our investments;

  •
  our ability to profitably execute securitization transactions;

  •
  the operating performance, liquidity and financial condition of borrowers;

  •
  increased rates of default and/or decreased recovery rates on our investments;

  •
  changes in prepayment rates on our investments;

  •
  the departure of any of the members of senior management of our Manager from our Manager or Angel Oak;

  •
  the availability of qualified personnel;

  •
  conflicts with Angel Oak, including our Manager, and its personnel, including our officers, and entities managed by Angel Oak;

  •
  events, contemplated or otherwise, such as acts of God, including hurricanes, earthquakes, and other natural disasters, acts of war and/or terrorism and others that may cause unanticipated and uninsured performance declines and/or losses to us or the owners and operators of the real estate securing our investments;

  •
  impact of and changes in governmental regulations, tax laws and rates, accounting principles and policies and similar matters;

  •
  the level of governmental involvement in the U.S. mortgage market;

  •
  effects of hedging instruments on our target assets and our returns, and the degree to which our hedging strategies may or may not protect us from interest rate volatility;

  •
  our ability to make distributions to our stockholders in the future at the level contemplated by our stockholders or the market generally, or at all;

  •
  our ability to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes; and

  •
  our ability to maintain our exclusion from regulation as an investment company under the Investment Company Act.

          When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views only as of the date of this prospectus. The risks summarized under "Risk Factors" and elsewhere in this prospectus could cause actual results and performance to differ materially from those set forth in or implied by our forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us.

          Except as required by applicable law, we assume no obligation, and do not intend to, update or otherwise revise any of our forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

 USE OF PROCEEDS

          We estimate that the net proceeds we will receive from this offering and the private placement will be approximately $              million (or approximately $              million if the underwriters exercise their over-allotment in full), assuming an initial public offering price and private placement price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus, excluding the underwriting discounts and commissions and offering expenses, each of which Angel Oak Capital has agreed to pay. See "Underwriting."

          We intend to deploy the net proceeds of this offering and the private placement to acquire non-QM loans and other target assets primarily sourced from Angel Oak Mortgage Lending in a manner consistent with our strategy and investment guidelines described in this prospectus, and for general corporate purposes. The allocation of our capital among our target assets will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments.

          Until appropriate investments can be identified, we intend to invest the net proceeds of this offering and the private placement in readily marketable, interest-bearing, short-term investment grade securities or money market accounts that are consistent with our intention to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and maintain our exclusion from regulation as an investment company under the Investment Company Act. Such temporary investments are expected to provide a lower net return than we anticipate achieving from non-QM loans and other target assets.

          Although we do not intend to use any of the net proceeds of this offering and the private placement to fund distributions to our stockholders, to the extent we use these net proceeds to fund distributions, these payments may be treated as a return of capital to our stockholders.

          Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would (1) increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and excluding the underwriting discounts and commissions and offering expenses, each of which Angel Oak Capital has agreed to pay, and (2) decrease (increase) the shares of our common stock sold in the private placement, as well as the shares of our common stock issued and outstanding upon the completion of this offering, the private placement and our formation transactions, by approximately              shares.

 DILUTION

          Purchasers of our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value per share of our common stock from the initial public offering price per share. Net tangible book value per share represents the amount of total tangible assets less total tangible liabilities, divided by the number of outstanding shares of our common stock. As of March 31, 2019, we had a net tangible book value, pro forma for our formation transactions, of approximately $              million, or $             per share. After taking into account the completion of this offering and the private placement, our pro forma net tangible book value as of March 31, 2019 would have been $              million, or $             per share (in each case, assuming an initial public offering price and private placement price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus, and no exercise by the underwriters of their over-allotment option). This amount represents an immediate increase in net tangible book value of $             per share to our continuing investors and an immediate dilution in pro forma net tangible book value of $             per share from the initial public offering price of $             per share to our new investors. The following table illustrates this per share dilution.

Initial public offering price per share		$
Net tangible book value per share as of March 31, 2019, pro forma for our formation transactions(1)	$
Net increase in net tangible book value per share attributable to investors in this offering and the private placement

Pro forma net tangible book value per share after this offering, the private placement and our formation transactions(2)

Dilution in pro forma net tangible book value per share to new investors(3)		$

(1)
Reflects (a) the issuance of an aggregate of                 shares of our common stock in a stock dividend to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering, (b) the grant of an aggregate of                 shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan and (c) our repurchase of the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.

(2)
The pro forma net tangible book value per share after this offering, the private placement and our formation transactions, including the issuance of                  shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend and the expected grant of                 shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan, was determined by dividing net tangible book value of approximately $              million by             shares of our common stock to be outstanding after this offering, the private placement and our formation transactions. This excludes (i) up to an additional             shares of our common stock that we may issue and sell upon the exercise of the underwriters' over-allotment option and (ii) up to             shares of our common stock reserved for issuance under our 20    Equity Incentive Plan.

(3)
The dilution in pro forma net tangible book value per share to new investors was determined by subtracting pro forma net tangible book value per share after this offering, the private placement and our formation transactions, including the issuance of             shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend and the expected grant of             shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan, from the assumed initial public offering price per share paid by a new investor for our common stock.

          The following table summarizes, as of March 31, 2019, after taking into account the completion of this offering, the private placement and our formation transactions, including the issuance of             shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend and the expected grant of             shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan, the total number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid by our continuing investors and by new investors purchasing shares of our common stock in this offering and the private placement.

	Shares Purchased			Total Consideration
Average Price Per Share
($ in thousands, except per share data)	Number	Percentage		Amount	Percentage
Continuing investors			%	$		%	$
New investors(1)							$

Total		100%		$	100%		$

(1)
Includes (i)              shares of our common stock to be sold in this offering, (ii)              shares of our common stock to be sold in the private placement (assuming a private placement price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus), (iii)              shares of our common stock issued by us to Angel Oak Mortgage Fund as a stock dividend and (iv) the expected grant of             shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan.

          A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the total consideration paid by the investors in this offering by $              million, and would increase (decrease) the percent of total consideration paid by the investors by approximately         %, assuming that the number of shares of our common stock offered by us, as set forth on the front cover page of this prospectus, remains the same and no exercise of the underwriters' over-allotment option.

          A $1.00 increase (decrease) in the assumed private placement price of $             per share would increase (decrease) the number of shares purchased in the private placement by              shares.

          If the underwriters' over-allotment option to purchase additional shares is exercised in full, the following will occur:

  •
  the number of shares of our common stock purchased by investors in this offering will increase to             shares of our common stock, or approximately         % of the total number of shares of our common stock outstanding;

  •
  the immediate dilution experienced by investors in this offering will be $             per share and the pro forma net tangible book value per share will be $             per share; and

  •
  a $1.00 increase (decrease) in the initial public offering price and the private placement price of $             per share would increase (decrease) the dilution experienced by investors in this offering and the private placement by $             per share.

 DISTRIBUTION POLICY

          Following the completion of this offering, we intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefor.

          Distributions to our common stockholders, if any, will be authorized by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, funding or margin requirements under financing arrangements, maintenance of our REIT qualification, applicable provisions of the MGCL, the terms of any class or series of our stock, including our Series A preferred stock, and such other factors as our Board of Directors deems relevant. Our results of operations, liquidity and financial condition and our ability to pay distributions will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. We may not be able to make any distributions to our stockholders. For more information regarding risk factors that could materially and adversely affect our earnings and financial condition, see "Risk Factors."

          To the extent that in respect of any calendar year cash available for distribution is less than our cash flows from operating activities, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate transactions in a timely manner on favorable terms, or at all, cannot be assured. In addition, we may choose to make a portion of a required distribution in the form of a taxable stock dividend to preserve our cash balance.

          Currently, we have no intention to use any of the net proceeds of this offering or the private placement to make distributions to holders of our common stock or to make distributions to holders of our common stock using shares of our common stock. For additional details, see "Use of Proceeds."

          We anticipate that distributions to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends or qualified dividend income, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. However, the TCJA generally may allow individual stockholders to deduct from their taxable income one-fifth of the REIT dividends payable to them that are not treated as capital gains dividends or as qualified dividend income for taxable years before January 1, 2026, provided that holding period requirements are satisfied. See "Material U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders — Distributions." Additionally, distributions that we make to our non-U.S. stockholders out of our current or accumulated earnings and profits that are not effectively connected with a U.S. trade or business of the non-U.S. stockholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. See "Material U.S. Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders."

          Our current financing arrangements contain, and our future financing arrangements will contain, covenants (financial and otherwise) affecting our ability, and, in certain cases, our subsidiaries' ability, to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our operating policies.

CAPITALIZATION

          The following table sets forth (1) our actual capitalization as of March 31, 2019 and (2) our capitalization as adjusted to reflect the effects of (A) the sale of               shares of our common stock in this offering and the sale of               shares of our common stock in the private placement, assuming an initial public offering price and private placement price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus, excluding the underwriting discounts and commissions and offering expenses, each of which Angel Oak Capital has agreed to pay, and (B) our formation transactions, including the issuance of                shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend and the expected grant of               shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan.

          The information below is illustrative only, and our capitalization upon the completion of this offering will be adjusted based on the actual initial public offering price and private placement price and other terms of this offering determined at pricing. You should read this table together with the information contained in "Use of Proceeds," "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our unaudited and audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2019
	Actual	As Adjusted(1)
	(in thousands, except share amounts)
Debt:
Notes payable	$43,670	$
Securities sold under agreements to repurchase	130,980

Total debt	$174,650	$

Stockholders' Equity:
Common stock, $0.01 par value per share; 90,000,000 shares authorized and 1,000 shares outstanding, actual; shares authorized and shares outstanding, as adjusted(2)	$—	$
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized and 125 shares outstanding, actual; shares authorized and 125 shares outstanding, as adjusted	101
Additional paid in capital(2)	50,900
Retained earnings	839

Total stockholders' equity(2)	$51,841	$

Total capitalization	$226,491	$

(1)
Excludes (i) up to an additional               shares that we may issue and sell upon the exercise of the underwriters' over-allotment option and (ii) up to               shares of our common stock reserved for issuance under our 20 Equity Incentive Plan.

(2)
Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would (i) increase (decrease) additional paid in capital and total stockholders' equity by approximately $              million, assuming the number of shares of our common stock offered by us, as set forth on the front cover page of this prospectus, remains the same and excluding the underwriting discounts and commissions and offering expenses, each of which Angel Oak Capital has agreed to pay, and (ii) decrease (increase) our common stock sold in the private placement and issued in our formation transactions, and our as adjusted common stock issued and outstanding, by approximately                shares. The information discussed in this footnote is illustrative only.

 SELECTED FINANCIAL INFORMATION

          You should read the following selected financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited and audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated income statement information for the three months ended March 31, 2019 and the selected consolidated balance sheet information as of March 31, 2019 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus, which, in the opinion of our management, have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for this period. The results of operations for the interim period is not necessarily indicative of the results for the full year or any future period. The selected consolidated income statement information for the period from September 18, 2018 (commencement of operations) through December 31, 2018 and the selected consolidated balance sheet information as of December 31, 2018 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus.

          Additionally, our results of operations presented herein do not reflect the expenses typically associated with being a public company, including the payment of increased directors' fees for our independent directors and the expenses incurred in complying with the reporting and other requirements of the Exchange Act, the payment of a base management fee and an incentive fee to our Manager as a result of differences in the way fees and expense reimbursements are calculated under the management agreement as compared to the pre-IPO management agreement, equity compensation expense and increased legal and accounting fees. Additionally, pursuant to the management agreement, we will be required to reimburse our Manager for its operating expenses, including third-party expenses, incurred on our behalf and, our Manager will also be entitled to reimbursement for costs of the wages, salaries and benefits incurred by our Manager for our dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to a partially dedicated employee based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $              per annum. Our results of operations subsequent to this offering will reflect these expenses. In addition, our results of operations for the period from September 18, 2018 (commencement of operation) through December 31, 2018 constitute results of operations for a partial period rather than for a full fiscal year. Moreover, prior to the completion of this offering, we have avoided registration under the Investment Company Act, among other things, on the basis that all of our holders are "qualified purchasers," as defined under such Act. Subsequent to the completion of this offering, this will no longer be the case and we will have to conduct our business and comprise our portfolio of assets in a manner that enables us to avoid such registration. See "Risk Factors — Risks Related to Our Company — Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations." Accordingly, our results of operations presented herein are not indicative of the results of operations that we expect to realize subsequent to this offering.

(dollars in thousands, except share and per share data)	Three Months Ended March 31, 2019		Period from September 18, 2018 (Commencement of Operations) Through December 31, 2018
	(Unaudited)
OPERATING DATA:
Interest Income, net
Interest income		$5,004		$1,936
Interest expense		3,307		1,395

Net interest income		$1,696		$541
Realized and Unrealized Gains (Losses), Net
Net realized gains (losses)		2,807		(4)
Net unrealized gains (losses) on financial instruments and investments		(239)		(875)

Total realized and unrealized gains (losses), net		$2,568		$(878)

Expenses
Operating and investment expenses		$393		$1,111
Securitization costs		1,295		—
Management fee		186		101

Total operating expenses		1,874		$1,212

Net income (loss)		$2,391		$(1,549)
Preferred stock dividends		3		—

Net income (loss) allocable to common stockholder		$2,388		$(1,549)

Per Share Information:
Net income (loss) allocable to common stockholder per share of our common stock, basic and diluted		$2,388		$(1,549)
Pro forma for shares issued in our formation transactions(1)	$		$
Dividends declared per share of our common stock		$—		$—
Pro forma for shares issued in our formation transactions(1)	$		$
Weighted average number of shares of our common stock outstanding, basic and diluted		1,000		1,000
Pro forma for shares issued in our formation transactions(1)
Selected Other Data:
Core Earnings(2)		$2,627		$(674)
Core Earnings per share of our common stock, basic and diluted		$2,627		$(674)
Pro forma for shares issued in our formation transactions(1)	$		$
Return on average equity(3)		5.0%		(7.0)%

(dollars in thousands, except share and per share data)	March 31, 2019	December 31, 2018
	(Unaudited)
BALANCE SHEET DATA (at Period End):
Total assets	$229,466		$430,956
Total liabilities	$177,623		$386,910
Total stockholders' equity	$51,841		$44,046
Preferred stock	$101		$—
Total stockholder's equity, net of preferred stock	$51,739		$44,046
Number of shares outstanding at period end	1,000		1,000
Pro forma for shares issued in our formation transactions(1)
Book value per share	$51,739		$44,046
Pro forma for shares issued in our formation transactions(1)	$	$
Ratio Data:
Total debt to total stockholders' equity	3.4x		8.7x

(1)
Reflects (a) the issuance of an aggregate of               shares of our common stock in a stock dividend to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering, (b) the grant of an aggregate of               shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan and (c) our repurchase of the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.

(2)
Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) allocable to common stockholders excluding (A) unrealized gains on the aggregate portfolio, (B) impairment losses, (C) extinguishment of debt, (D) non-cash equity compensation expense, (E) the incentive fee earned by our Manager and (F) certain other non-recurring gains or losses determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors. As defined, Core Earnings include interest income and expense as well as realized losses on interest rate futures or swaps used to hedge interest rate risk and other expenses. We believe that the presentation of Core Earnings will provide investors with a useful measure to facilitate comparisons of financial performance between our REIT peers, but has important limitations. We believe Core Earnings as described above helps evaluate our financial performance without the impact of certain transactions but is of limited usefulness as an analytical tool. Therefore, Core Earnings should not be viewed in isolation and is not a substitute for net income computed in accordance with GAAP. Our methodology for calculating Core Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measure, and as a result, our Core Earnings may not be comparable to similar measures presented by other REITs.

  The following tables provide a reconciliation of GAAP net income (loss) allocable to common stockholders to Core Earnings:

(dollars in thousands, except share and per share data)	Three Months Ended March 31, 2019	Period from September 18, 2018 (Commencement of Operations) through December 31, 2018
	(Unaudited)
Net income (loss) allocable to common stockholder	$2,388		$(1,549)
Adjustments:
Net other-than-temporary credit impairment losses	—		—
Net unrealized (gains) losses on derivatives	234		878
Net unrealized (gains) losses on financial instruments at fair value	5		(3)
(Gains) losses on extinguishment of debt	—		—
Realized (gains) losses on terminations of interest rate swaps	—		—
Non-cash equity compensation expense	—		—
Incentive fee earned by our Manager	—		—
Total other (gains) losses	—		—

Core Earnings	$2,627		$(674)

Weighted average number of shares of our common stock outstanding, basic and diluted	1,000		1,000

Pro forma for shares issued in our formation transactions(A)

Core Earnings per share of our common stock, basic and diluted	$2,627		$(674)

Pro forma for shares issued in our formation transactions(A)	$	$

(A)
Reflects (i) the issuance of an aggregate of               shares of our common stock in a stock dividend to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering, (ii) the grant of an aggregate of               shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan and (iii) our repurchase of the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.
(3)
Our return on average equity was calculated by dividing net income by average stockholders' equity.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis should be read in conjunction with our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. In addition, where specified, the following discussion and analysis includes analysis of the effects of this offering, the private placement and our formation transactions. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our business strategies, our expectations regarding the future performance of our business and the other non-historical statements contained herein, are forward-looking statements. Our actual results may differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Our Company

          Angel Oak Mortgage, Inc. is a real estate finance company focused on acquiring and investing in first lien non-QM loans and other mortgage-related assets in the U.S. mortgage market. Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. This origination platform operates through wholesale and retail channels and has a national origination footprint. We also opportunistically invest in other residential mortgage loans, commercial real estate loans, RMBS and CMBS, and other mortgage-related assets, which, together with non-QM loans, we refer to in this prospectus as our target assets. Our objective is to generate attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

          We commenced operations in September 2018 and are organized as a Maryland corporation. Prior to the completion of this offering, the private placement and our formation transactions, all of our common stock is owned by Angel Oak Mortgage Fund, a private investment fund formed in February 2018, with an aggregate of $              million in equity commitments since commencement of operations, including an aggregate $1.0 million in equity commitments made by Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, and Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies. Prior to the completion of this offering, the private placement and our formation transactions, our Manager serves as the general partner and investment manager of Angel Oak Mortgage Fund. Since commencement of operations, Angel Oak Mortgage Fund has conducted all of its investment activity through us.

          As of March 31, 2019, we had total assets of approximately $229.5 million, including a $106.5 million portfolio of non-QM loans and other target assets, which were financed with a term securitization as well as with in-place loan financing lines and securities repurchase facilities with a combination of global money center and large regional banks. Our portfolio consists primarily of mortgage loans and mortgage-related assets that have been underwritten in-house by Angel Oak Mortgage Lending, and are subject to Angel Oak Mortgage Lending's rigorous underwriting guidelines and procedures. As of March 31, 2019, the loans underlying our portfolio of RMBS had a weighted average FICO score of 712 and a weighted average LTV of 78%. During the quarter ended March 31, 2019, we generated a return on average equity of 5.0%, which was comprised of a combination of net interest margin and gains on sale resulting from our contribution of mortgage assets to a securitization during the quarter. Our return on average equity during the quarter ended March 31, 2019 may not be indicative of our return on average equity in the future and our past performance may not be indicative of our future results.

          Since we commenced operations, we have been externally managed and advised by our Manager, a registered investment adviser under the Advisers Act and an affiliate of Angel Oak. Angel Oak is a leading alternative credit manager with market leadership in mortgage credit that includes asset management, lending and capital markets. Angel Oak Capital was established in 2009 and had approximately $9.8 billion in assets under management as of January 31, 2019, across private credit, multi-strategy funds, separately managed accounts and mutual funds, including $7.2 billion of mortgage-related assets. Angel Oak Mortgage Lending is a market leader in non-QM loan production and, as of March 31, 2019, had originated over $4.9 billion in total non-QM loan volume since its inception in 2011. Angel Oak is headquartered in Atlanta and has over 650 employees across its enterprise.

          We expect to derive our returns primarily from the difference between the interest we earn on loans we make and our cost of capital, as well as the returns from bonds, including Risk Retention Securities, that are retained after securitizing the underlying loan collateral.

          Through our relationship with our Manager, we benefit from Angel Oak's vertically integrated platform and in-house expertise, providing us with the resources that we believe are necessary to generate attractive risk-adjusted returns for our stockholders. Angel Oak Mortgage Lending provides us with proprietary and ongoing access to non-QM loans, as well as transparency over the underwriting process and the ability to acquire loans with our desired credit and return profile. In addition, we believe we have significant competitive advantages due to Angel Oak's experience in the mortgage industry, analytical investment tools, extensive relationships in the financial community, financing and capital structuring skills, investment surveillance capabilities and operational expertise.

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Code and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We also intend to operate our business in a manner that will allow us to maintain our exclusion from regulation as an investment company under the Investment Company Act.

Critical Accounting Policies

          Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP and are included elsewhere in this prospectus. The preparation of financial statements in accordance with GAAP requires us to make a number of significant estimates. These include estimates of fair value of certain assets and liabilities, amounts and timing of credit losses, prepayment rates and other estimates that affect the reported amounts of certain assets and liabilities as of the date of our consolidated financial statements and the reported amounts of certain revenues and expenses during the reported periods. It is likely that changes in these estimates (e.g., valuation changes due to supply and demand, credit performance, prepayments, interest rates or other reasons) will occur in the near term. Our estimates are inherently subjective in nature and actual results could differ from our estimates and the differences could be material. Our Manager believes that the following accounting policies are among the most important to the portrayal of our financial condition and results of operations and require among the most difficult, subjective or complex judgments.

  Fair Value Measurements

          We report various investments at fair value, including certain eligible financial instruments elected to be accounted for under the fair value option. A fair value measurement represents the price at which an orderly transaction would occur between willing market participants at the measurement date. This definition of fair value focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs when determining fair value. Inputs may be observable or unobservable.

  •
  Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity.

  •
  Unobservable inputs are inputs that reflect the reporting entity's own assumptions.

          A fair value hierarchy for inputs is implemented in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are used when available. The availability of valuation techniques and the ability to attain observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is newly issued and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

          The fair value hierarchy is categorized into three broad levels based on the inputs as follows:

          Level 1 — Valuations based on unadjusted, quoted prices in active markets for identical assets or liabilities.

          Level 2 — Valuations based on quoted prices in an inactive market, or whose values are based on models — but the inputs to those models are observable either directly or indirectly for substantially the full term of the assets or liabilities. Level 2 inputs include the following:

  a)
  Quoted prices for similar assets or liabilities in active markets (e.g., restricted stock);

  b)
  Quoted prices for identical or similar assets or liabilities in non-active markets (e.g., corporate and municipal bonds);

  c)
  Pricing models whose inputs are observable for substantially the full term of the assets or liabilities (e.g., OTC derivatives); and

  d)
  Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (e.g., residential and commercial mortgage-related assets, including whole loans, securities and derivatives).

          Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Valuation of these assets is typically based on our Manager's own assumptions or expectations based on the best information available. The degree of judgment exercised by our Manager in determining fair value is greatest for investments categorized in Level 3.

          The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the actual level is determined based on the level of inputs that is most significant to the fair value measurement in its entirety.

          To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by our Manager in determining fair value is greatest for investments categorized in Level 3. Transfers, if any, between levels are determined by us on the first day of the reporting period.

  Variable Interest Entities

          A VIE is defined as an entity in which equity investors (1) do not have the characteristics of a controlling financial interest, and/or (2) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that has both (a) the power to control the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

          We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with a VIE causes our consolidation conclusion to change.

  Segment Reporting

          Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. Our CODM is our Chief Executive Officer. We have determined we operate in a single operating segment and have one reportable segment, which is to acquire, invest in and finance mortgage-related assets. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

  Cash and Cash Equivalents

          Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less at acquisition. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for meeting short-term liquidity requirements, rather than for investment purposes.

  Restricted Cash

          Restricted cash represents cash held at a single financial institution for margin on futures trading activity.

  Investment Securities, at Fair Value

          Our investment securities include U.S. Treasury securities for which we have adopted the fair value option, and which are classified as trading securities and carried at their estimated fair values, with changes in the fair value recorded in net unrealized gains (losses) on financial instruments in our consolidated statements of operations.

  Residential Mortgage Loans, at Fair Value

          Residential mortgage loans include loans that we are marketing for sale to third parties, including transfers to securitization entities that we plan to sponsor and contributions to other securitization entities. Coupon interest is recognized as revenue when earned and deemed collectible or until a loan becomes more than 90 days past due, at which point the loan is placed on nonaccrual status. A delinquent loan previously placed on nonaccrual status is cured when all delinquent principal and interest have been remitted by the borrower, at which point the loan is placed back on accrual status. Changes in fair value for these loans are recurring and are reported in net unrealized gains (losses) on financial instruments in our consolidated financial statements.

  Commercial Real Estate Loans, at Fair Value

          Commercial real estate loans include small balance commercial real estate loans purchased and held for investment purposes. Coupon interest is recognized as revenue when earned and deemed collectible or until a loan becomes more than 90 days past due, at which point the loan is placed on nonaccrual status. A delinquent loan previously placed on nonaccrual status is cured when all delinquent principal and interest have been remitted by the borrower, at which point the loan is placed back on accrual status. Changes in fair value for these loans are recurring and are reported in net unrealized gains (losses) on financial instrument in our consolidated financial statements.

  Purchases and Sales of Investment Securities

          We account for a contract for the purchase or sale of investment securities on a trade date basis. Sales of investments are driven by our portfolio management process. We seek to mitigate risks, including those associated with prepayments, and will opportunistically rotate the portfolio into securities and/or other investments our Manager believes have more favorable attributes. Strategies may also be employed to manage net capital gains, which need to be distributed for tax purposes.

          At the time of disposition, realized gains or losses on sales of investments are determined based on a specific identification basis and are a component of net realized loss on derivative contracts in our consolidated statements of operations.

  Revenue Recognition

  Investment Securities

          Interest income on investment securities is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts are amortized into interest income over the life of such securities using the effective yield method. Adjustments to premium amortization are made for actual prepayments.

  Residential Mortgage Loans

          Interest income on residential mortgage loans is recognized using the effective interest method over the life of the loans. The amortization of the related premiums and discounts are included in interest income. Interest income recognition is suspended when residential mortgage loans are placed on nonaccrual status. Generally, residential mortgage loans are placed on nonaccrual status when delinquent for more than 90 days or when determined not to be probable of full collection. Interest accrued, but not collected, at the date residential mortgage loans are placed on nonaccrual status is reversed and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status.

  Commercial Real Estate Loans

          Interest income on commercial real estate loans is recognized using the effective interest method over the life of the loans. The amortization of any related premiums and discounts are included in interest income. Interest income recognition is suspended when the commercial real estate loan becomes past due based on the terms of the loan agreement. Interest received after the loan become past due or impaired is used to reduce the outstanding loan principal balance. When a delinquent loan previously placed on nonaccrual status has cured, meaning all delinquent principal and interest have been remitted by the borrower, the loan is placed back on accrual status. Alternatively, the delinquent or impaired loan may be placed back on accrual status if restructured and after the loan is considered re-performing. A restructured loan is considered re-performing when the loan has been current for at least 12 months.

  Derivative Financial Instruments, at Fair Value

          We may use a variety of derivative instruments to economically hedge a portion of our exposure to market risks, including interest rate risk and prepayment risk. Derivatives are accounted for in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") No. 815, Derivatives and Hedging, which requires recognition of all derivatives as either assets or liabilities at fair value on our consolidated balance sheet. These derivative financial instrument contracts are not designated as hedges for GAAP purposes; therefore, all changes in fair value are recognized in earnings.

  Due from/to Counterparties

          Due from counterparties represents cash posted by us with our counterparties as collateral for our interest rate derivative financial instruments and repurchase agreements. Due to counterparties represents cash posted with us by our counterparties as collateral under our interest rate derivative financial instruments and repurchase agreements.

  Repurchase Agreements

          We finance purchases of residential and commercial real estate loans and investment securities through the use of repurchase agreements. The repurchase agreements are treated as collateralized financing transactions, which expire within one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements. Interest paid and accrued in accordance with repurchase agreements is recorded as interest expense.

  Securitization Costs

          Loan securitization-related costs are costs associated with the issuance of beneficial interests by consolidated VIEs and are incurred by us in connection with securitization transactions completed by us. These costs generally include underwriting, rating agency, legal, accounting and other fees. Such costs are reflected as a period charge when the related securitization is considered a sale.

  Income Taxes

          ASC No. 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in our consolidated financial statements. ASC 740 requires entities to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties.

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Code and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Accordingly, we will generally not be subject to corporate U.S. federal or state income tax to the extent that we make qualifying distributions to stockholders, and provided that we satisfy, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If we fail to qualify as a REIT, and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which we lost our REIT qualification. Accordingly, the failure to qualify as a REIT could have a material adverse effect on our results of operations and amounts available for distribution to stockholders.

          The dividends paid deduction for qualifying dividends paid to stockholders is computed using our taxable income as opposed to net income reported in our consolidated statements of operations. Taxable income, generally, will differ from net income reported in our consolidated statements of operations because the determination of taxable income is based on U.S. Treasury regulations and not GAAP.

          We may create and elect to treat certain subsidiaries as TRSs. In general, a TRS may hold assets and engage in activities that we cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A domestic TRS is subject to U.S. federal, state and local corporate income taxes and its value may not exceed 20% of the value of our total assets. If the TRS generates net income, it may declare dividends to us, which will be included in our taxable income and necessitate a distribution to our stockholders. Conversely, if we retain earnings at the TRS level, no distribution is required. As of March 31, 2019, we had a single wholly-owned subsidiary, which we have elected to treat as a domestic TRS.

          Current and deferred taxes are recorded on earnings (losses) recognized by our TRS. Deferred income tax assets and liabilities are calculated based upon temporary differences between our GAAP consolidated financial statements and the U.S. federal and state basis of assets and liabilities as of the consolidated balance sheet date. We evaluate the realizability of our deferred tax assets and recognize a valuation allowance if, based on available evidence, it is more likely than not that some or all of our deferred tax assets will not be realized. In evaluating the realizability of the deferred tax asset, we will consider the expected future taxable income, existing and projected book to tax differences as well as tax planning strategies. This analysis is inherently subjective, as it is based on forecasted earnings and business and economic activity. Changes in estimates of deferred tax asset realizability, if any, are included in income tax provision (benefit) in our consolidated statements of operations.

          As a REIT, if we fail to distribute in any calendar year (subject to specific timing rules for certain dividends paid in January) at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year, and (3) any undistributed taxable income from the prior year, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained and on which we have paid U.S. federal corporate income tax.

Results of Operations

          Our results of operations presented herein do not reflect the expenses typically associated with being a public company, including the payment of increased directors' fees for our independent directors and the expenses incurred in complying with the reporting and other requirements of the Exchange Act, the payment of a base management fee and an incentive fee to our Manager as a result of differences in the way fees and expense reimbursements are calculated under the management agreement as compared to the pre-IPO management agreement, as described below, equity compensation expense and increased legal and accounting fees. Additionally, pursuant to the management agreement, we will be required to reimburse our Manager for its operating expenses, including third-party expenses, incurred on our behalf and our Manager will also be entitled to reimbursement for costs of the wages, salaries and benefits incurred by our Manager for our dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to a partially dedicated employee based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $             per annum. Our results of operations subsequent to this offering will reflect these expenses. In addition, our results of operations for the period from September 18, 2018 (commencement of operations) through December 31, 2018 constitute results of operations for a partial period rather than for a full fiscal year. Moreover, prior to the completion of this offering, we have avoided registration under the Investment Company Act, among other things, on the basis that all of our holders are "qualified purchasers," as defined under such Act. Subsequent to the completion of this offering, this will no longer be the case and we will have to conduct our business and comprise our portfolio of assets in a manner that enables us to avoid such registration. See "Risk Factors — Risks Related to Our Company — Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations." Accordingly, our results of operations presented herein are not indicative of the results of operations that we expect to realize subsequent to this offering.

Three Months Ended March 31, 2019 and Period From September 18, 2018 (Commencement of Opertations) Through December 31, 2018

          The following table summarizes our results of operations for the three months ended March 31, 2019 and the period from September 18, 2018 (commencement of operations) through December 31, 2018 (dollars in thousands).

	For the Three Months Ended March 31, 2019	For the Period from September 18, 2018 (Commencement of Operations) Through December 31, 2018
	(Unaudited)
Interest income, net
Interest income	$5,004	$1,936
Interest expense	3,307	1,395

Net interest income	1,696	541

Realized and unrealized gains (losses), net
Net realized gains (losses)	2,807	(4)
Net unrealized gains (losses)	(239)	(875)

Total realized and unrealized gains (losses), net	2,568	(878)

Operating and investment expenses	393	1,111
Securitization costs	1,295	—
Management fee	186	101

Total operating expenses	1,874	1,212

Net income (loss)	2,391	(1,549)
Preferred dividends	3	—

Net income (loss) allocable to common stockholder	$2,388	$(1,549)

Net Income (Loss)

          Net income for the three months ended March 31, 2019 was approximately $2.4 million. Net loss for the period from September 18, 2018 (commencement of operations) through December 31, 2018 was approximately $1.5 million.

  Net Interest Income

          Net interest income for the three months ended March 31, 2019 was approximately $1.7 million. Net interest income for the period from September 18, 2018 (commencement of operations) through December 31, 2018 was approximately $541,000.

          The components of net interest income and expense are shown in the table below as of and for the three months ended March 31, 2019 and for the period September 18, 2018 (commencement of operations) through December 31, 2018 (dollars in thousands, except for average balance).

	As of and for the Three Months Ended March 31, 2019		As of and for the Period from September 18, 2018 (Commencement of Operations) Through December 31, 2018
Interest income	Interest Income/Expense	Average balance	Interest Income/Expense	Average balance
Residential mortgage loans	$4,000	$226,706	$1,831	$130,019
Commercial real estate loans	6	349	—	—
RMBS	771	18,587	—	—
U.S. Treasury bills	213	100,000	103	98,821
Other interest income	14	8,992	1	395

Total interest income	5,004	316,744	1,936	213,557
Interest expense
Notes payable	(3,009)	232,839	(1,250)	93,888
Repurchase facilities	(299)	38,596	(144)	98,506

Total interest expense	(3,307)	279,718	(1,395)	192,393

Net interest income	$1,696		$541

  Total Realized and Unrealized Gains (Losses)

          Total realized and unrealized gains for the three months ended March 31, 2019 were approximately $2.6 million. Total realized and unrealized losses for the period from September 18, 2018 (commencement of operations) through December 31, 2018 were approximately $878,000.

          The components of total realized and unrealized gains (losses) for the three months ended March 31, 2019 and the period from September 18, 2018 (commencement of operations) through December 31, 2018 were as follows (dollars in thousands).

	For the Three Months Ended March 31, 2019	For the Period from September 18, 2018 (Commencement of Operations) Through December 31, 2018
Gain on securitization	$3,102	$—
Realized loss on derivatives	—	(4)
Loss/unrealized gain on U.S. Treasury bills	(19)	4
Unrealized depreciation on interest rate futures	(234)	(878)
Realized loss on interest rate futures	(280)	—

Total	$2,568	$(878)

Expenses

  Operating and Investment Expenses

          For the three months ended March 31, 2019, our operating expenses (excluding the management fee and securitization costs) were approximately $393,000. For the period from September 18, 2018 (commencement of operations) through December 31, 2018, our operating expenses (excluding the management fee) were approximately $1.1 million.

  Securitization Costs

          Securitization costs for the three months ended March 31, 2019 were approximately $1.3 million. There were no securitization costs for the period from September 18, 2018 (commencement of operations) through December 31, 2018.

  Management Fee

          For the three months ended March 31, 2019, our management fee expense was approximately $186,000. For the period from September 18, 2018 (commencement of operations) through December 31, 2018, our management fee expense was approximately $101,000.

          We are required to pay our Manager, in cash, a management fee and reimbursements for certain expenses pursuant to the pre-IPO management agreement. The management fee payable under the pre-IPO management agreement is calculated based on the Actively Invested Capital of the limited partners in Angel Oak Mortgage Fund (as defined in the limited partnership agreement of Angel Oak Mortgage Fund), which we believe is reflective of a typical management fee payable by a private investment vehicle. The pre-IPO management agreement will terminate upon the completion of this offering, the private placement and our formation transactions, and we will enter into the management agreement with our Manager effective as of the completion of this offering. Pursuant to the management agreement, our Manager will be entitled to a base management fee, which will be calculated based on our Equity, and an incentive fee based on certain performance criteria, as well as a termination fee in certain cases and reimbursement of certain expenses as described in the management agreement. See "Our Manager and the Management Agreement — The Management Agreement" for additional information regarding the fees that will be payable to our Manager under the management agreement.

Key Financial Measure and Indicator

          As a real estate finance company, we believe the key financial measure and indicator for our business is Core Earnings.

  Core Earnings

          Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) allocable to common stockholders excluding (1) unrealized gains on the aggregate portfolio, (2) impairment losses, (3) extinguishment of debt, (4) non-cash equity compensation expense, (5) the incentive fee earned by our Manager and (6) certain other non-recurring gains or losses determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors. As defined, Core Earnings include interest income and expense as well as realized losses on interest rate futures or swaps used to hedge interest rate risk and other expenses. We believe that the presentation of Core Earnings will provide investors with a useful measure to facilitate comparisons of financial performance between our REIT peers, but has important limitations. We believe Core Earnings as described above helps evaluate our financial performance without the impact of certain transactions but is of limited usefulness as an analytical tool. Therefore, Core Earnings should not be viewed in isolation and is not a substitute for net income computed in accordance with GAAP. Our methodology for calculating Core Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measure, and as a result, our Core Earnings may not be comparable to similar measures presented by other REITs.

          We also will use Core Earnings to determine the incentive fee payable to our Manager pursuant to the management agreement. For information on the fees that will be payable to our Manager under the management agreement, see "Our Manager and the Management Agreement — The Management Agreement."

          Core Earnings were approximately $2.6 million for the three months ended March 31, 2019 and a loss of approximately $674,000 for the period from September 18, 2018 (commencement of operations) through December 31, 2018.

          The table below reconciles Core Earnings for the three months ended March 31, 2019 and the period from September 18, 2018 (commencement of operations) through December 31, 2018 to GAAP net income (loss) allocable to common stockholders, which we believe is the most directly comparable GAAP measure (dollars in thousands).

	Three Months Ended March 31, 2019	Period from September 18, 2018 (Commencement of Operations) through December 31, 2018
	(Unaudited)
Net income (loss) allocable to common stockholder	$2,388	$(1,549)
Adjustments:
Net other-than-temporary credit impairment losses	—	—
Net unrealized (gains) losses on derivatives	234	878
Net unrealized (gains) losses on financial instruments at fair value	5	(3)
(Gains) losses on extinguishment of debt	—	—
Realized (gains) losses on terminations of interest rate swaps	—	—
Non-cash equity compensation expense	—	—
Incentive fee earned by our Manager	—	—
Total other (gains) losses	—	—

Core Earnings	$2,627	$(674)

Liquidity and Capital Resources

  Overview

          Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund our investments and operating costs, make distributions to our stockholders and satisfy other general business needs. Prior to this offering, the private placement and our formation transactions, our primary sources of liquidity have included drawdowns against equity commitments made by partners in Angel Oak Mortgage Fund, our then sole common stockholder, available borrowings under our in-place loan financing lines and securities repurchase facilities, one securitization transaction and cash and cash equivalents. Following the completion of this offering, the private placement and our formation transactions, Angel Oak Mortgage Fund will be terminated and uncalled equity commitments, if any, will be cancelled.

          Following the completion of this offering, the private placement and our formation transactions, we expect that our financing sources will primarily include the net proceeds of this offering and the private placement, payments of principal and interest we receive on our portfolio, cash generated from operations and unused borrowing capacity under our in-place loan financing lines and securities repurchase facilities, as well as additional financing sources. Depending on market conditions, we expect that our primary sources of financing going forward will include securitizations, loan financing lines and securities repurchase facilities. In the future, we may also utilize other types of borrowings, including bank credit facilities and warehouse lines of credit, among others. We may also seek to raise additional capital through public or private offerings of equity, equity-related or debt securities, depending upon market conditions. The use of any particular source of capital and funds will depend on market conditions, availability of these sources and the investment opportunities available to us.

          We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements.

          Securitizations may either take the form of the issuance of Securitized Bonds or the sale of REMIC Certificates, with the securitization proceeds being used in part to repay pre-existing loan financing lines and securities repurchase facilities. We have sponsored and participated in a securitization transaction with other entities that are managed or by Angel Oak, and may continue to do so in the future.

          We believe these identified sources of financing will be adequate for purposes of meeting our short-term (within one year) liquidity and our longer-term liquidity needs. However, our ability to meet our long-term liquidity and capital resource requirements may be subject to obtaining additional financing. If we are unable to obtain or renew our sources of financing on attractive terms or at all, it may have a material adverse effect on our business and results of operations.

  Description of Existing Financing Arrangements

          Loan Financing Lines.    We (through one of our subsidiaries) are currently a party to three separate loan financing lines, which permit borrowings in an aggregate amount of up to $550 million. Borrowings under these agreements may be used to purchase whole loans for securitization or loans purchased for long-term investment purposes. Our obligations under each agreement are fully guaranteed by Angel Oak Mortgage Fund. We expect to renew each of these agreements at maturity (with maturity dates ranging between October 2019 and December 2019) and, on or prior to the completion of this offering, we expect to become the guarantor under each agreement in place of Angel Oak Mortgage Fund, which will be terminated upon the completion of this offering.

          As of March 31, 2019, there was an aggregate of approximately $43.7 million of debt outstanding under these three agreements. The table below sets forth additional details regarding these three loan financing lines as of March 31, 2019 (dollars in thousands).

Line of Credit	Financing Line Limit	Base Interest Rate	Interest Rate Spread	Maturity Date	Drawn Amount
Financing Line 1	$150,000	3-month LIBOR	1.75% - 2.50%	October 2019	$—
Financing Line 2	300,000	1-month LIBOR	2.00% - 2.75%	December 2019	13,959
Financing Line 3	100,000	1-month LIBOR	2.66% - 3.75%	December 2019	29,711

	$550,000				$43,670

          Short-Term Securities Repurchase Facilities.    In addition to our existing loan financing lines, we employ short-term repurchase facilities to borrow against U.S. Treasury securities and securities issued by AOMT, Angel Oak's securitization platform. As of March 31, 2019, there was approximately $131.0 million outstanding under these securities repurchase facilities, with interest rates ranging from 3.00% to 4.35%.

          Securitization Transaction.    In March 2019, we entered into a securitization transaction of a pool of residential mortgage loans, a substantial majority of which were non-QM loans, secured primarily by first or second liens on one-to-four family residential properties. In the transaction, AOMT 2019-2 issued approximately $620.9 million in bonds. We served as the "sponsor" (as defined in the U.S. Risk Retention Rules) of the transaction, contributing non-QM loans with a carrying value of approximately $255.7 million to AOMT 2019-2, and we received bonds from AOMT 2019-2 with a fair value of approximately $55.8 million, including approximately $33.0 million in Risk Retention Securities (representing 5% of each class of the bonds issued as part of the transaction). We used the proceeds of the securitization transaction to repay outstanding debt of approximately $219.9 million under our existing loan financing lines and to acquire additional non-QM loans and other target assets. For additional information regarding the bonds issued to us in this transaction, see "— Our Portfolio — RMBS" below.

          Angel Oak Mortgage Solutions acted as the servicing administrator in the securitization transaction and is responsible for servicing the securitized mortgage loans pursuant to a pooling and services agreement. An affiliate of Wells Fargo Securities, LLC, one of the underwriters in this offering, serves as master servicer of the pool of mortgage loans contributed to AOMT 2019-2 in the transaction.

  Series A Cumulative Non-Voting Preferred Stock

          In January 2019, in order for us to satisfy the 100-holder REIT requirement under the Code, we issued 125 shares of our Series A preferred stock with a liquidation preference of $1,000 per share. The shares of our Series A preferred stock may be redeemed at our option at any time, in whole or in part, for cash equal to $1,000 per share plus all accrued and unpaid dividends thereon to and including the date fixed for redemption, plus a redemption premium of $100 per share if the date fixed for redemptions occurs on or before December 31, 2020.

  Leverage and Hedging Strategies

          We finance our assets with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing and market conditions.

          Our use of leverage, especially in order to increase the amount of assets supported by our capital base, may have the effect of increasing losses when these assets underperform. The amount of leverage employed on our assets will depend on our Manager's assessment of the credit, liquidity, price volatility and other risks and availability of particular types of financing at any given time. Moreover, our charter, bylaws and investment policies require no minimum or maximum leverage, and our Manager will have the discretion, without the need for further approval by our Board of Directors, to change both our overall leverage and the leverage used for individual asset classes. Because our strategy is flexible, dynamic and opportunistic, our overall leverage and the leverage used for individual asset classes will vary over time. As of March 31, 2019, our leverage ratio was approximately 3.4x total debt to total equity, which includes debt from our loan financing lines and securities repurchase facilities, but excludes debt in our non-recourse securitization transaction. We expect our leverage ratio to decrease over time as our RMBS portfolio, which is financed with our securities repurchase facilities at a rate generally less than 1:1 debt to equity, becomes a larger percentage of our overall portfolio.

          Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. For example, we may opportunistically enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options.

Our Portfolio

          As of March 31, 2019, our portfolio consisted of approximately $206.4 million of non-QM loans and other target assets. The following table sets forth additional information regarding our portfolio, including the manner in which our equity capital was allocated among investment types, as of March 31, 2019 (dollars in thousands).

Portfolio	Fair Value	Collateralized Debt	Allocated Capital	% of Total Capital
Residential mortgage loans	$40,300	$(35,705)	$4,595	8.86%
Commercial real estate loans	10,458	(7,965)	2,493	4.81%

Total whole loan portfolio	50,758	(43,670)	7,088	13.67%
Investment securities
RMBS	55,762	(31,393)	24,369	47.01%
U.S. Treasury bills	99,854	(99,587)	267	0.52%

Total securities	155,616	(130,980)	24,636	47.52%
Total investment portfolio	$206,374	$(174,650)	31,724	61.20%
Cash			17,192	33.16%
Other assets/(other liabilities)			2,924	5.64%

Total			$51,841	100.00%

          As of March 31, 2019, we had approximately $17.2 million in cash. This is higher than our targeted allocation to cash and is a result of the timing of the securitization transaction in which we participated in March 2019, as described above under "— Liquidity and Capital Resources — Description of Existing Financing Arrangements — Securitization Transaction." Subsequent to March 31, 2019, we have used this cash to fund non-QM loan and other target asset investments and to maintain an appropriate liquidity position.

Residential Mortgage Loans

          The following table provides additional information on the non-QM loans in our portfolio as of March 31, 2019 (dollars in thousands).

	Portfolio Range	Portfolio Weighted Average
Unpaid principal balance	$20 - $1,320	$612
Interest rate	4.50% - 10.54%	6.71%
Maturity date	9/1/2028 - 1/1/2049	2/13/2048
FICO score at loan origination	0 - 836	701
LTV at loan origination	6% - 90%	73%
DTI	2.5% - 49.7%	34.9%
Percentage of first lien loans	N/A	95%

Commercial Real Estate Loans

          The following table provides additional information on the commercial real estate loans in our portfolio as of March 31, 2019 (dollars in thousands).

	Portfolio Range	Portfolio Weighted Average
Unpaid principal balance	$110 - $3,131	$1,442
Interest rate	6.75% - 9.00%	7.69%
Loan term	3 - 5 years	4.8 years
LTV at loan origination	17% - 75%	62.5%

RMBS

          As described above under "— Liquidity and Capital Resources — Description of Existing Financing Arrangements — Securitization Transaction," in March 2019, we completed our first securitization transaction pursuant to which we contributed to AOMT 2019-2 non-QM loans with a carrying value of approximately $255.7 million, and we received bonds from AOMT 2019-2 with a fair value of approximately $55.8 million, including approximately $33.0 million in Risk Retention Securities (representing 5% of each class of the bonds issued as part of the transaction). As of March 31, 2019, all of our RMBS investments were obtained through this securitization transaction.

          The initial pool of mortgage loans securitized by AOMT 2019-2 is shown below (dollars in thousands):

Total deal size	$620,945
Number of loans	1,807
Weighted average LTV	78.14%
Weighted average loan coupon	6.97%
Average loan amount	$344
Weighted average credit score	712

          The following table provides certain information with respect to the RMBS we received in connection with this securitization transaction as of March 31, 2019 (dollars in thousands):

	Real Estate Securities	Repurchase Debt	Allocated Capital
RMBS
Senior	$24,916	$(22,038)	$2,878
Mezzanine	2,158	(1,618)	540
Subordinate	14,893	(7,737)	7,156
Interest only/excess	13,795	—	13,795

Total RMBS	$55,762	$(31,393)	$24,369

Contractual Obligations and Commitments

          The following table summarizes our future estimated cash payments under existing contractual obligations as of March 31, 2019 (dollars in thousands).

Contractual Obligations	Within One Year	One to Three Years	Three to Five Years	Greater Than or Equal to Five Years	Total
Loan financing lines	$43,670	$—	$—	$—	$43,670
Short-term securities repurchase facilities	130,980	—	—	—	130,980
Interest expense on loan financing lines(1)	3,009	—	—	—	3,009
Interest expense on short-term securities repurchase facilities(1)	299	—	—	—	299

Total	$177,958	$—	$—	$—	$177,958

(1)
Interest is based on variable rates in effect as of March 31, 2019.

          For information regarding our existing financing facilities, see "— Liquidity and Capital Resources — Description of Existing Financing Arrangements."

          We are required to pay our Manager, in cash, a management fee and reimbursements for certain expenses pursuant to the pre-IPO management agreement. The pre-IPO management agreement will terminate upon the completion of this offering, the private placement and our formation transactions, and we will enter into the management agreement with our Manager effective as of the completion of this offering. The table above does not include the amounts payable to our Manager under the management agreement, as they are not fixed and determinable.

          In addition, the following is a summary of our other existing contractual obligations, as well as our anticipated contractual obligations upon the completion of this offering, the private placement and our formation transactions.

          Loan Purchase Agreements; Mortgage Loan Purchase Agreements.    On September 10, 2018, we entered into separate loan purchase agreements with Angel Oak Commercial Bridge and Cherrywood Mortgage (collectively, the "Loan Originators"), affiliates of our Manager, which provide for the sale, from time to time, of mortgage loans secured by one or more commercial, multi-family or non-owner occupied one- to four-family real properties, including the related rights to service such mortgage loans.

          On October 1, 2018, we entered into a mortgage loan purchase agreement with Angel Oak Prime Bridge, an affiliate of our Manager, which provides for the sale, from time to time, of residential mortgage loans to us. Pursuant to the agreement, for any residential mortgage loans sold to us by Angel Oak Prime Bridge, Angel Oak Prime Bridge retains the right to service such mortgage loans and is paid a servicing fee. Pursuant to the agreement, Angel Oak Prime Bridge is also entitled to reimbursement for certain expenses as the servicer of such mortgage loans.

          On October 1, 2018, we entered into separate mortgage loan purchase agreements with Angel Oak Home Loans, Angel Oak Mortgage Solutions and Angel Oak Prime Bridge (the "Residential Mortgage Originators"), affiliates of our Manager, which provide for the sale, from time to time, of residential mortgage loans to us, including the related rights to service such mortgage loans.

          The purchase price for the loans sold under the agreements described above is generally equal to the outstanding principal amount of the mortgage loan, adjusted by a premium or discount, depending on market conditions. The table above does not include the amounts payable under these agreements, as they are not fixed and determinable.

          See "Certain Relationships and Related Party Transactions — Loan Purchase Agreements; Mortgage Loan Purchase Agreements" for additional information regarding these agreements.

          Management Agreement.    Upon the completion of this offering, the private placement and our formation transactions, the pre-IPO management agreement will terminate, and we will enter into the management agreement with our Manager, effective upon the completion of this offering. Under the management agreement, our Manager will be entitled to receive a base management fee, an incentive fee based on certain performance criteria, a termination fee in certain cases and reimbursement of certain expenses as described in the management agreement. See "Our Manager and the Management Agreement — The Management Agreement" for more information regarding the services our Manager will provide to us and the fees that will be payable to our Manager under the management agreement.

          Registration Rights Agreements.    Upon the completion of this offering, the private placement and our formation transactions, we will enter into a registration rights agreement with our Manager and the members of senior management of Angel Oak participating in the private placement and a registration rights agreement with the partners of Angel Oak Mortgage Fund receiving shares of our common stock pursuant to Angel Oak Mortgage Fund's distribution of shares of our common stock following a stock distribution to Angel Oak Mortgage Fund, as described in "Our Structure and Formation — Formation Transactions." We will also enter into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager in the future under our 20    Equity Incentive Plan. See "Shares Eligible for Future Sale — Registration Rights."

          Indemnification Agreements.    In connection with the completion of this offering, we intend to enter into customary indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law. See "Certain Relationships and Related Party Transactions — Indemnification Agreements."

          Other Contracts.    We expect to enter into certain contracts that may contain a variety of indemnification obligations, principally with brokers, underwriters and counterparties to repurchase agreements. The maximum potential future payment amount we could be required to pay under these indemnification obligations may be unlimited.

Off-Balance Sheet Arrangements

          We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitment or intent to provide funding to any such entities.

Recent Accounting Pronouncements

          Refer to the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements and the expected impact on our company.

Implications of Being an Emerging Growth Company

          We qualify as an "emerging growth company," as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

          We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues (subject to adjustment for inflation), have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

          In addition, the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period and, as a result, we will comply with new or revised accounting standards on or prior to the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

          See "Risk Factors — Risks Related to Our Company — We are an 'emerging growth company,' and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors, which could make the market price and trading volume of shares of our common stock be more volatile and decline significantly."

Inflation

          Substantially all of our assets and liabilities are or will be interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP, and our distributions will be determined by our Board of Directors consistent with our obligation to distribute to our stockholders at least 90% of our REIT taxable income on an annual basis in order to maintain our REIT qualification; in each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

Related Party Transactions

          For a discussion of our related party transactions, see "Certain Relationships and Related Party Transactions" in this prospectus.

Distributions

          Following the completion of this offering, we intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefor.

          Distributions to our common stockholders, if any, will be authorized by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, funding or margin requirements under financing arrangements, maintenance of our REIT qualification, applicable provisions of the MGCL, the terms of any class or series of our stock, including our Series A preferred stock, and such other factors as our Board of Directors deems relevant. Our results of operations, liquidity and financial condition and our ability to pay distributions will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. We may not be able to make any distributions to our stockholders. For more information regarding risk factors that could materially and adversely affect our earnings and financial condition, see "Risk Factors."

          Prior to the completion of this offering, we will declare a stock dividend that will result in the issuance of             shares of our common stock to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering. The stock dividend will be payable immediately prior to the completion of this offering and the private placement. Investors in this offering will not be entitled to receive this stock dividend. See "Our Structure and Formation — Formation Transactions."

Quantitative and Qualitative Disclosures About Market Risk

          Market risk is the exposure to loss resulting from changes in interest rates, commodity prices, equity prices, real estate values and other market-based risks. The primary market risks that we will be exposed to are credit risk, interest rate risk, liquidity risk, prepayment risk and extension risk.

  Credit Risk

          We assume credit risk through our investment in mortgage loans and other mortgage-related assets. Credit losses on mortgage loans can occur for many reasons, including: fraud; poor underwriting; poor servicing practices; weak economic conditions; increases in payments required to be made by borrowers; declines in the value of real estate; declining rents on single- and multi-family residential rental properties; natural disasters, the effects of climate change (including flooding, drought, wildfires, and severe weather) and other natural events; uninsured property loss; over-leveraging of the borrower; costs of remediation of environmental conditions, such as indoor mold; changes in zoning or building codes and the related costs of compliance; acts of war or terrorism; changes in legal protections for lenders and other changes in law or regulation; and personal events affecting borrowers, such as reduction in income, job loss, divorce or health problems. In addition, the amount and timing of credit losses could be affected by loan modifications, delays in the liquidation process, documentation errors and other action by servicers. Weakness in the U.S. economy or the housing market could cause our credit losses to increase beyond levels that we currently anticipate.

          In addition, rising interest rates may increase the credit risks associated with certain residential mortgage loans. For example, the interest rate is adjustable for many of the loans held by us or at the securitization entity we have sponsored. In addition, a portion of the loans we have pledged to secure loan financing lines have adjustable interest rates. Accordingly, when short-term interest rates rise, required monthly payments from homeowners will rise under the terms of these adjustable-rate mortgages, and this may increase borrowers' delinquencies and defaults.

          Credit losses on commercial real estate loans can occur for many of the reasons noted above for residential mortgage loans. Moreover, these types of real estate loans may not be fully amortizing and, therefore, the borrower's ability to repay the principal when due may depend upon the ability of the borrower to refinance or sell the property at maturity. Business purpose real estate loans are particularly sensitive to conditions in the rental housing market and to demand for rental residential properties.

          Within a securitization of residential, multi-family or business purpose real estate loans, various securities are created, each of which has varying degrees of credit risk. We may own the securities in which there is more (or the most) concentrated credit risk associated with the underlying real estate loans. In general, losses on an asset securing a loan or loan included as collateral to a securitization will be borne first by the owner of the property (i.e., the owner will first lose any equity invested in the property) and, thereafter, by the first loss security holder, and then by holders of more senior securities. In the event the losses incurred upon default on the loan exceed any classes in which we invest, we may not be able to recover all of our investment in the securities we hold. In addition, if the underlying properties have been overvalued by the originating appraiser or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related security, then the first-loss securities may suffer a total loss of principal, followed by losses on the second-loss and then third-loss securities (or other residential and commercial securities that we own). In addition, with respect to residential securities we own, we may be subject to risks associated with the determination by a loan servicer to discontinue servicing advances (advances of mortgage interest payments not made by a delinquent borrower) if they deem continued advances to be unrecoverable, which could reduce the value of these securities or impair our ability to project and realize future cash flows from these securities.

          Investments in subordinated RMBS and CMBS involve greater credit risk than the senior classes of the issue or series. Many of the default-related risks of whole loan mortgages will be magnified in subordinated securities. Default risks may be further pronounced in the case of RMBS and CMBS by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. In addition, principal payments on subordinated securities may be subject to a "lockout" period in which some or all of the principal payments are directed to the related senior securities. This lock-out period may be for a set period of time and/or may be determined based on pool performance criteria such as losses and delinquencies. Such securities therefore possess some of the attributes typically associated with equity investments.

  Interest Rate Risk

          Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. A significant portion of our financial assets and liabilities, including our whole loan investments, investment securities, loan financing facilities, and security repurchase facilities, are interest earning or interest bearing and, as a result, we are subject to risks arising from fluctuations in the prevailing levels of market interest rates. In addition, all of our financing arrangements have a variable rate component or include rates which reset monthly and add additional risk due to fluctuations in market interest rates. Any excess cash and cash equivalents of ours are invested in instruments earning short-term market interest rates.

          Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we may utilize various derivative instruments and other hedging instruments to mitigate interest rate risk. See "— Liquidity and Capital Resources — Leverage and Hedging Strategies."

          The following sensitivity analysis table shows the estimated impact on the fair value of our portfolio segregated by certain identified categories as of             , 2019, assuming a static portfolio and immediate and parallel shifts in interest rates from current levels as indicated below (dollars in thousands).

	Estimated Change for a Decrease in Interest Rates by			Estimated Change for an Increase in Interest Rates by
	100 Basis Points			100 Basis Points
Category of Instruments	Fair Value	Percentage of Total Equity		Fair Value	Percentage of Total Equity
Non-Agency RMBS	$		%	$		%
U.S. Treasury securities, interest rate swaps, and futures
Residential mortgage loans
Commercial real estate loans

Total	$		%	$		%

  Liquidity Risk

          An insufficient secondary market may prevent the liquidation of an asset or limit the funds that can be generated from selling an asset. A portion of our financial assets is designated as illiquid and may be subject to high liquidity risk.

  Prepayment Risk

          The frequency at which prepayments occur on loans held and loans underlying RMBS and CMBS will be affected by a variety of factors, including the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other factors. Generally, mortgage obligors tend to prepay their mortgage loans when prevailing mortgage rates fall below the interest rates on their mortgage loans.

          Generally, whole loans, RMBS and CMBS purchased at a premium are adversely affected by faster than anticipated prepayments, and whole loans, RMBS and CMBS purchased at a discount are adversely affected by slower than anticipated prepayments. The adverse effects of prepayments may impact us in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to the financial instruments that our Manager may have constructed to reduce specific financial risks for these investments, resulting in a loss to us. In particular, prepayments (at par) may limit the potential upside of many whole loans, RMBS and CMBS to their principal or par amounts, whereas their corresponding hedges, if any, often have the potential for unlimited loss.

  Extension Risk

          Our Manager computes the projected weighted average life of our investments based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgage loans. In general, when fixed rate or adjustable-rate or hybrid mortgage loans or other mortgage-related assets are acquired via borrowings, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that attempts to fix our borrowing costs for a period close to the anticipated average life of the fixed rate portion of the related assets, in each case subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act. This strategy is designed to protect us from rising interest rates as the borrowing costs are managed to maintain a net interest spread for the duration of the fixed rate portion of the related assets. However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have an adverse impact on our results of operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the fixed and adjustable-rate or hybrid assets would remain fixed. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

  Concentration of Credit Risk

          In the normal course of business, we hold our cash balances with financial institutions, which at times may exceed federally insured limits. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

BUSINESS

Our Company

          Angel Oak Mortgage, Inc. is a real estate finance company focused on acquiring and investing in first lien non-QM loans and other mortgage-related assets in the U.S. mortgage market. Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. This origination platform operates through wholesale and retail channels and has a national origination footprint. We also opportunistically invest in other residential mortgage loans, commercial real estate loans, RMBS and CMBS, and other mortgage-related assets, which, together with non-QM loans, we refer to in this prospectus as our target assets. Our objective is to generate attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

          We commenced operations in September 2018 and have raised $              million in equity commitments since then. As of March 31, 2019, we had total assets of approximately $229.5 million, including a $106.5 million portfolio of non-QM loans and other target assets, which were financed with a term securitization as well as with in-place loan financing lines and securities repurchase facilities with a combination of global money center and large regional banks. Our portfolio consists primarily of mortgage loans and mortgage-related assets that have been underwritten in-house by Angel Oak Mortgage Lending, and are subject to Angel Oak Mortgage Lending's rigorous underwriting guidelines and procedures. As of March 31, 2019, the loans underlying our portfolio of RMBS had a weighted average FICO score of 712 and a weighted average LTV of 78%. During the quarter ended March 31, 2019, we generated a return on average equity of 5.0%, which was comprised of a combination of net interest margin and gains on sale resulting from our contribution of mortgage assets to a securitization during the quarter. Our return on average equity during the quarter ended March 31, 2019 may not be indicative of our return on average equity in the future and our past performance may not be indicative of our future results.

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Code and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We also intend to operate our business in a manner that will allow us to maintain our exclusion from regulation as an investment company under the Investment Company Act.

Our Manager and its Operating Platform

          Since we commenced operations, we have been externally managed and advised by our Manager, a registered investment adviser under the Advisers Act and an affiliate of Angel Oak. Angel Oak is a leading alternative credit manager with market leadership in mortgage credit that includes asset management, lending and capital markets. Angel Oak Capital was established in 2009 and had approximately $9.8 billion in assets under management as of January 31, 2019, across private credit, multi-strategy funds, separately managed accounts and mutual funds, including $7.2 billion of mortgage-related assets. Angel Oak Mortgage Lending is a market leader in non-QM loan production and, as of March 31, 2019, had originated over $4.9 billion in total non-QM loan volume since its inception in 2011. AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and has issued approximately $3.2 billion in such securities through ten offerings as of March 31, 2019 — making AOMT among the largest issuers of such securities since 2015. Angel Oak managed entities have retained subordinated bonds from these transactions and, as of March 31, 2019, these investments have exhibited strong credit performance, with delinquency rates greater than 60 days representing less than 1.5% of such portfolio. Angel Oak is headquartered in Atlanta and has over 650 employees across its enterprise.

          Through our relationship with our Manager, we benefit from Angel Oak's vertically integrated platform and in-house expertise, providing us with the resources that we believe are necessary to generate attractive risk-adjusted returns for our stockholders. Angel Oak Mortgage Lending provides us with proprietary and ongoing access to non-QM loans, as well as transparency over the underwriting process and the ability to acquire loans with our desired credit and return profile. In addition, we believe we have significant competitive advantages due to Angel Oak's experience in the mortgage industry, analytical investment tools, extensive relationships in the financial community, financing and capital structuring skills, investment surveillance capabilities and operational expertise.

          Our Manager is led by a cycle-tested team of professionals, each with over 15 years of experience in the finance and mortgage business sectors, including Robert Williams, our Chief Executive Officer and the Chief Executive Officer of our Manager, Brandon Filson, our dedicated Chief Financial Officer and Treasurer, Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies, and Namit Sinha, Head of Mortgage Strategies of Angel Oak. Our Manager's senior management team is supported by approximately 75 employees, across Angel Oak Capital's executive, portfolio management, capital markets, operations, risk, compliance, and sales and marketing teams. Further, our Manager benefits from access to Angel Oak Mortgage Lending's over 450 employees across its platform.

Angel Oak's Proprietary Mortgage Lending Platform

          Angel Oak operates a comprehensive mortgage lending platform that is a leading originator of non-QM loans, which provides us access to assets to pursue our strategy. The mortgage lending platform was created in 2011 and serves an integral role in Angel Oak's residential mortgage credit strategy and third-party fund complex by sourcing mortgage assets as well as allowing for transparency and control of the underwriting and origination process. Angel Oak Mortgage Lending's strategy is focused on originating high quality residential mortgage loans that are acquired by various Angel Oak managed entities, including us, creating alignment with Angel Oak and our Manager. Further, the mortgage lending platform is led by Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies.

          Through our Manager's relationship with Angel Oak Mortgage Lending, we are able to utilize an "originator model" of sourcing loans, which we believe provides tangible value and differentiation compared to an "aggregator model" that is dependent on third-party origination and underwriting. The originator model allows for verification of the credit underwriting process instead of outsourcing this critical function, and provides the ability to create a desired credit and return profile at the source. Moreover, this model provides for the ability to quickly adapt and customize the collateral profile depending on market conditions. We believe that the originator model has been well-received by market participants, including rating agencies and senior bond buyers of securitizations sponsored by Angel Oak managed entities, and it demonstrates a strong alignment of interests with regard to credit quality given the retention of junior bonds by Angel Oak managed entities. Furthermore, we believe that our access to Angel Oak Mortgage Lending's robust origination platform also differentiates us among most other U.S. public mortgage REIT peers by providing us with the ability to pursue our primary strategy focused on non-QM loans.

          Angel Oak Mortgage Lending originated over $2.2 billion in non-QM loans for the year ended December 31, 2018 and over $559.6 million in non-QM loans for the quarter ended March 31, 2019. The mortgage lending platform has a diverse product offering of non-QM loans as well as a national origination footprint through its wholesale and retail channels, as described below.

  Wholesale Channel (Angel Oak Mortgage Solutions)

  •
  "Business-to-business" strategy that sources loans through a network of over 2,700 approved brokers, representing approximately 15% of the estimated 18,000 mortgage brokers in the United States, consisting of mortgage banks, credit unions, banks, and other entities throughout the country that refer loans to Angel Oak Mortgage Solutions. Employs state-of-the-art technology to streamline operations and deliver seamless and efficient service to partners.

  •
  Represented approximately 84% and 91% of Angel Oak Mortgage Lending's non-QM loan volume for the year ended December 31, 2018 and the quarter ended March 31, 2019, respectively.

  Retail Channel (Angel Oak Home Loans)

  •
  "Direct consumer access" strategy that utilizes a traditional retail model focused on home purchase lending business through its 32 local offices in various states throughout the United States. Provides licensed mortgage advisors with the tools necessary to build and sustain a loyal referral network, which typically consists of realtors, builders, financial planners, certified public accountants, clients, family members and friends.

  •
  Represented approximately 16% and 9% of Angel Oak Mortgage Lending's non-QM loan volume for the year ended December 31, 2018 and the quarter ended March 31, 2019, respectively.

          Angel Oak Mortgage Lending also has a commercial real estate lending channel, Angel Oak Commercial Lending, which has been an active originator of commercial bridge loans across the United States as well as a direct portfolio lender of small balance commercial real estate loans. Our Manager is able to access the commercial real estate lending channel in a similar manner to the residential wholesale and retail channels, providing us with a direct ability to competitively invest in various commercial real estate loans that are complementary to our non-QM strategy.

Angel Oak Mortgage Lending's Platform Would be Difficult to Replicate

  •
  Substantial capital investment and significant resources have been devoted to the mortgage lending platform since 2011, building a leading non-QM lender in the United States.

  •
  We believe that Angel Oak Mortgage Lending's experience and reputation in the industry create strong relationships with its mortgage broker clients, which are the primary source of non-QM loan opportunities. These clients generally originate a small percentage of their total volume in non-QM loans, and therefore often seek a partner with strong customer service levels that can seamlessly close loans. These client relationships have been built over years and span the clients' senior management teams, loan officers and support staffs.

  •
  Relationships with a network of brokers provide a continual flow of loans on a programmatic basis, which we believe compares favorably to many of our competitors that do not have the operating infrastructure to source loans in the same manner. Instead, many of our competitors purchase loans on a "bulk" or "mini-bulk" basis, which is subject to inconsistent loan flow and credit profiles.

  •
  We believe that Angel Oak Mortgage Lending's "boots on the ground" in its retail channel provides us with deep insight into residential mortgage lending as well as the ability to identify trends in real time.

Our Strategic Affiliation with Angel Oak

Investment from Angel Oak Creates a Strong Alignment of Interests

          Concurrently with the completion of this offering, our Manager as well as certain members of senior management of Angel Oak, will invest an aggregate of $              million in the private placement

to purchase             shares of our common stock (assuming an initial public offering price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus) at a price per share equal to the initial public offering price per share of our common stock sold in this offering (without the payment of any underwriting discounts or commissions). We believe that the significant investment and ownership by our Manager and the members of senior management of Angel Oak participating in the private placement will further align our Manager's interests and the interests of Angel Oak executives with those of our stockholders. These investments, combined with the grants of shares of restricted stock to our directors, director nominees and executive officers that we intend to make in connection with this offering, will result in our Manager, certain members of senior management of Angel Oak and our directors, director nominees and executive officers owning an aggregate of approximately         % of the outstanding shares of our common stock upon the completion of this offering, the private placement and our formation transactions (based on the mid-point of the price range indicated on the front cover page of this prospectus). Our Manager and the members of senior management of Angel Oak participating in the private placement have agreed for a period of             days after the date of this prospectus, and our directors, director nominees and executive officers have agreed for a period of              days after the date of this prospectus, not to sell or otherwise transfer, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock owned by them at the completion of this offering, the private placement and our formation transactions or thereafter acquired by them, subject to specified exceptions, without the prior written consent of the representatives of the underwriters. In addition, Angel Oak Capital has agreed to pay all of our expenses incurred in connection with this offering, including the underwriting discounts and commissions payable to the underwriters in this offering, eliminating stockholder dilution from such expenses. See "Underwriting."

Leveraging Angel Oak's In-House Capabilities and Proprietary Mortgage Infrastructure

          We benefit from our Manager's ability to draw on the knowledge, resources, and relationships of Angel Oak, which has an 11-year history in mortgage credit investments. Angel Oak has deep experience originating loans with desired credit and return profiles and utilizing prudently structured financing. Angel Oak's in-house expertise also extends beyond non-QM loans to include commercial real estate, structured credit with an emphasis on MBS, as well as corporate debt, enabling a holistic view of financial markets. Our Manager has direct access to Angel Oak's platform and mortgage credit resources, providing our Manager with the ability to identify trends and to access Angel Oak's deep market knowledge and operational expertise. Further, our Manager's relationship with Angel Oak creates the ability for our Manager to source, acquire, finance and securitize, and manage target assets on our behalf.

          Through our Manager's relationship with Angel Oak, we have direct access to the following value-added services:

  •
  Mortgage Sourcing — Consists of 237 sales professionals across Angel Oak Mortgage Lending as of March 31, 2019. The wholesale channel has expertise in educating originators regarding Angel Oak's non-QM loan origination "best practices," building loan officer relationships at the local level and spreading awareness of program availability. The retail channel leverages its referral network to access origination volume and utilizes a "grass roots" marketing approach to further grow brand awareness.

  •
  Mortgage Underwriting — Consists of over 40 underwriters in Angel Oak Mortgage Lending as of March 31, 2019. The in-house team serves as a centralized function for the lending platform and ensures that the loans we acquire are subject to high quality underwriting standards and requirements, including the assessment and documentation of the borrower's ability to repay under the ATR rules. Underwriters have access to a comprehensive set of tools and training to assist in their loan evaluation. All loans are subject to incremental review and oversight through in-house pre-closing quality control, a post-closing review by a third-party due diligence firm and investor due diligence in connection with securitization transactions.

  •
  Portfolio Management and Monitoring — Consists of 25 individuals in Angel Oak Capital as of March 31, 2019, with expertise across all segments of mortgage and structured credit. The team has access to proprietary analytical models and investment infrastructure developed by Angel Oak Capital, and utilizes a quantitative assessment of interest rate risk, prepayment risk and, where applicable, credit risk, both on a portfolio-wide basis and an asset-by-asset basis. The asset management process relies on the sophisticated quantitative tools and methodologies that are the foundation of Angel Oak's investment technique and asset surveillance. These tools enable our Manager to make its asset selection and monitoring decisions

  •
  Capital Markets — Angel Oak Capital is focused on optimizing capital efficiency. The capital markets team has significant experience in non-QM loan securitizations and manages all Angel Oak financing facilities. Further, the capital markets team is able to leverage Angel Oak's relationships with leading financial institutions to increase the overall number of financing counterparties available to us.

  •
  Business Operations — Our Manager is supported by Angel Oak Capital, which provides an efficient method of accessing institutional-quality services for key operational functions such as finance, accounting, legal, compliance, risk, information technology, cyber security, human resources, marketing and other services.

Access to Angel Oak Mortgage Trust Securitizations

          AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities with an established track record and consistent and growing investor base. We, along with other Angel Oak managed entities, have participated together in AOMT non-QM securitizations. In particular, in March 2019, we entered into a securitization transaction of a pool of residential mortgage loans, a substantial majority of which were non-QM loans, secured primarily by first or second liens on one-to-four family residential properties. In the transaction, AOMT 2019-2 issued approximately $620.9 million in bonds. We served as the "sponsor" (as defined in the U.S. Risk Retention Rules) of the transaction and contributed non-QM loans with a carrying value of approximately $255.7 million. Growth in Angel Oak Mortgage Lending and Angel Oak managed entities has allowed AOMT to issue securities with greater frequency and in larger deal sizes, enabling economies of scale related to transaction costs. We believe this steady, periodic issuances help increase liquidity and provide transparency into collateral performance, which has garnered positive bond holder sentiment.

          Angel Oak Capital's portfolio management team has worked with Angel Oak Mortgage Lending to provide attractive collateral backing AOMT securitizations. AOMT's securitizations have maintained generally consistent weighted average credit score, DTI and LTV metrics since 2016. In addition, the percentage of (1) loans made to "bank statement borrowers," and (2) "Investor" loans, each of which is described below under "— Our Strategy," has increased since 2016. Approximately 64.4% of the collateral in AOMT 2019-2 consisted of loans made to "bank statement borrowers" or "Investor" loans. Furthermore, geographic representation has remained diverse and the average deal size has generally increased in conjunction with origination volumes over time.

          The following tables provide additional information regarding AOMT's securitization transactions as of March 31, 2019. We served as the "sponsor" (as defined in the U.S. Risk Retention Rules) of, and participated in, the AOMT 2019-2 securitization transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of

Existing Financing Arrangements — Securitization Transaction" for additional information on AOMT 2019-2. We did not participate in any of the other securitization transactions listed below.

Cumulative AOMT Securitization Issuance

          Performance of AOMT's securitizations has reflected Angel Oak's disciplined underwriting practices and driven continued demand for AOMT new issuance. As of March 31, 2019, delinquency rates greater than 60 days across all of AOMT's securitizations represented less than 1.5% of the current unpaid principal balances of the loans in such securitizations, and such securitizations have experienced losses aggregating 0.01% of the original unpaid principal balances of the loans contributed to such securitizations.

Market Opportunity

          We believe that the experience and resources of Angel Oak, including our Manager, position us to capitalize on opportunities resulting from the following market conditions:

Non-QM Loans Have Significant Runway for Continued Growth

          Total residential first lien mortgage volume in the United States broadly falls into three categories, with a majority of the volume from 1990 to 2018 consisting of Agency loans and jumbo prime mortgage loans. The remainder of origination volume during this period has been facilitated by private capital investors ("Private Capital Volume"). As a provider of private capital to the residential mortgage market, primarily through non-QM loans, our opportunity lies in this segment of the market.

          According to Inside Mortgage Finance, Private Capital Volume accounted for approximately 9% to 14% of total residential first lien mortgage volume for the 14 years prior to the "bubble years" of 2004 to 2007. Following the financial crisis in 2008 to 2009, Private Capital Volume declined to approximately

0.6% of total residential first lien mortgage volume in 2009, and has gradually increased to approximately 2.8% of total residential first lien mortgage volume in 2018. Over the same period, the total residential first lien mortgage market volume has ranged from $1.3 trillion to $2.1 trillion. With the increased demand for, and growing acceptance of, private capital loan products, including non-QM loans, we believe Private Capital Volume should continue to increase over time. We believe Angel Oak Mortgage Lending's position as a market leader in non-QM loan production will enable us to capitalize on growing Private Capital Volume.

Private Capital as a Percentage of Total Market Volume

Source: Inside Mortgage Finance Publications, Inc.

          We believe underlying demand for non-QM loans has primarily been driven by loan officers and borrowers becoming more educated and familiar with non-QM loan products. Recent loan officer education has been bolstered by lower refinance volume since December 2016, which we believe has driven loan officers to seek new products to support origination volume. We believe that Angel Oak Mortgage Lending is well-positioned to participate as a market leader in the potential growth in the non-QM loan market as it continues to educate loan officers of the benefits and opportunities related to non-QM loans. We also believe that Angel Oak Mortgage Lending's regular interaction with loan officers and other market participants provides it with valuable insight and direct market feedback, enabling Angel Oak to capitalize on opportunities in the non-QM segment.

Angel Oak Mortgage Lending Provides Borrowers with Access to Non-QM Mortgage Products

          Beginning on January 10, 2014, residential mortgage originators became subject to lending standards established by the CFPB pursuant to authority granted under the Dodd-Frank Act. Central to the updated lending standards are the ATR rules, which require mortgage lenders to make a reasonable, good faith determination of each borrower's ability to repay a loan without selling the property. A lender who fails to comply with the ATR rules could be liable for all finance charges and fees paid by the borrower, legal costs, and other applicable damages unless the lender demonstrates that such failure to comply was not material. With respect to mortgage loans originated to the standards of QM loans, such loans that are not "higher-priced" are provided a safe harbor, whereas loans that are higher-priced are given a rebuttable presumption of compliance with the ATR rules, provided that certain requirements are met. Further, lenders that originate mortgage loans to the standards of QM loans are granted a safe harbor from litigation if borrowers default, provided that certain requirements are met. Any loan that fails to meet these strict criteria and falls outside the parameters is deemed "non-QM."

          Non-QM loans have become an increasingly important component of the residential mortgage market since first being offered in 2014, which we believe is being driven in large part by higher-quality borrowers continuing to be left behind because they fall outside the stringent QM loan standards. Angel Oak Mortgage Lending's non-QM loan products are designed to provide financing to higher-quality non-QM loan borrowers, including bank statement borrowers, just missed DTI borrowers, high net worth borrowers, real estate investors and prior credit event borrowers. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs.

Non-QM Criteria Incorporates Lessons Learned from the Financial Crisis

          We believe that non-QM loans should not be compared to non-Agency loans issued prior to the financial crisis. As shown in the table below, the underwriting standards relating to these two types of loans are vastly different, as the underwriting process has been transformed because of regulatory changes and enhanced lender oversight, resulting in better quality borrowers being subject to heightened underwriting requirements. Today, originators use fraud risk tools that did not exist in the pre-crisis period. These tools flag misrepresentations, undisclosed property and occupancy fraud and undisclosed debt. In the pre-crisis period, loan officers were incentivized to close loans to generate volume and were able to influence the appraisal process. Originators now use independent third-party appraisal management companies to maintain appraiser independence. In addition, all loans now require full documentation to prove the borrower's ability to repay, as required by the ATR rules, compared to the pre-crisis acceptance of low or no documentation. Further, most non-QM loans generally include a significant equity buffer, as most loans have an LTV of less than 80%.

Illustrative Loan Characteristics

Loan Origination Year	LTV	Income	Reserves	Appraisal
2007 Alt A	Up to 100%	80% stated/no-doc	No	Loan officer in charge of the appraisal process
2007 Subprime	Up to 100%	50% full doc	No	Loan officer in charge of the appraisal process
2018 Non-QM	Generally, LTVs less than 80%	ATR Rules	Yes	Appraisal provided by independent 3rd party, ordered by the lender

Growing Non-QM Securitization Market Supports Strategy and Financial Performance

          From December 31, 2014 to March 31, 2019, a total of 74 non-QM securitization transactions have been executed, generating cumulative issuance volume of approximately $24.1 billion in the non-QM securitization market. Growth of the non-QM securitization market during this period, as shown in the graph below, has provided, and we expect will continue to provide, us and Angel Oak Mortgage Lending with significant benefits. As the non-QM securitization market has grown, rating agencies have entered the space, providing third-party assessments on the quality of collateral and helping investors gain comfort around the asset class, which we believe has led to increased demand for new issuance. AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and its issuances have benefited from increased demand and a larger, more liquid market. We believe that ongoing access to a growing non-QM securitization market will continue to enable us to execute our strategy, as we expect it to provide us with attractive term financing for our mortgage loans and the opportunity to retain securities that we believe contribute in providing attractive risk-adjusted returns for our stockholders. Furthermore, we expect this access to continue to enable us to grow our asset base, use our capital efficiently and achieve what we believe to be an attractive leverage profile for our stockholders.

 Total Non-QM Market Securitization
Issuance

Source: Bloomberg. ($ in Billions)

Market Supported by Favorable Macroeconomic Trends

          The U.S. residential credit market in which we invest is supported by strong macroeconomic trends, favorable sector-level supply and demand dynamics and a healthy borrower base.

  •
  Consumer is Healthy — The financial health of U.S. households has improved markedly from 2009 to 2018. U.S. households have de-levered substantially from the peak levels leading up to and following the financial crisis. Total mortgage debt to home equity has decreased to levels prior to the financial crisis, reaching less than 1.0x at year-end 2018 for the first time since 2005. Further, limited debt growth combined with income growth has resulted in declining household debt to income, and household net worth has increased roughly 92% from the beginning of 2009 through the end of 2018. The combination of lower leverage and increased net worth creates an attractive backdrop for the residential credit market. The following graphs depict the decreasing U.S. household debt to equity trend from 2009 to 2018 and the declining household debt to income trend from 2009 to 2018.

Historical Debt to Equity Levels	Household Debt — Consumer & Mortgage Debt as a Percentage of Disposable Personal Income

Source: U.S. Federal Reserve Economic Data and Board of Governors of the Federal Reserve System.

  •
  Housing Supported by Balanced Supply and Demand Environment — The U.S. residential credit market benefits from stable home prices and low interest rates for home buyers. Following a volatile period during the financial crisis, the supply of residential homes for sale has remained constrained, with supply ranging between 4 and 7.4 months from 2012 to 2018 as depicted below. Over the same period of time, home prices have appreciated as depicted below. We believe that modest price appreciation indicates a healthy balance of supply and demand, which is favorable for the residential housing market in the long term. Furthermore, the U.S. Federal Reserve continues to remain accommodative, with interest rates below pre-financial crisis levels, creating an attractive environment for home buyers and facilitating stable lending volume as depicted below.

Seasonally Adjusted HPI(1) Percentage Change Year Over Year	Seasonally Adjusted Monthly Supply of Houses in the United States(2)

10-Year U.S. Treasury Yield

Source: U.S. Federal Reserve Economic Data and Federal Housing Finance Agency.

Note: Data for 2019 through March 31, 2019.

(1)
The Federal Housing Finance Agency's House Price Index ("HPI") is a broad measure of the movement of single-family house prices. The HPI is a weighted, repeat-sales index, meaning that it measures average price changes in repeat sales or refinancings on the same properties. This information is obtained by the Federal Housing Finance Agency by reviewing repeat mortgage transactions on single-family properties whose mortgages have been purchased or securitized by Fannie Mae or Freddie Mac.

(2)
The months' supply is the ratio of houses for sale to houses sold. This statistic provides an indication of the size of the for-sale inventory in relation to the number of houses currently being sold. The months' supply indicates how long the current for-sale inventory would last given the current sales rate if no additional new houses were built.

Potential Reduction in GSE Footprint Creates Incremental Opportunity

          In connection with the implementation of the ATR rules, the GSEs were given a broad-based exemption from certain regulatory and compliance requirements relating to DTI, referred to as the "QM Patch." In 2018, approximately 16% of residential mortgage loans acquired by GSEs would be considered non-QM loans if it were not for the QM Patch. The QM Patch is set to expire in January 2021, creating an opportunity for policy makers to reduce the government's role, and bring more private capital into the residential mortgage market. There can be no assurance that the QM Patch will expire as scheduled or that we will benefit from the expected increase in the amount of private capital in the residential mortgage market.

          In addition, we believe a minor decrease in the maximum loan limit allowed by the GSEs would result in a meaningful shift of activity into the private sector. Furthermore, we believe a potential increase in ongoing guarantee fees, charged by GSEs to cover the credit risk and other costs incurred by GSEs when acquiring mortgages, could generate increased demand for non-QM loans.

Non-QM Lenders Benefit from More Limited Competition Due to Barriers to Entry

          The origination process for non-QM loans is substantially different from that required to originate Agency loans. Non-QM loans typically require more comprehensive upfront underwriting to ensure that a loan will meet specified credit and regulatory standards. This approach is a meaningful contrast to the typical methods of originating Agency loans, which are more commoditized in nature. In addition, non-QM loan volume constitutes a relatively small portion of the total loan volume that most Agency lenders produce. Accordingly, many Agency lenders have chosen to focus production on their core Agency products, which can be originated using existing operational infrastructure, and have formed relationships with experienced non-QM lenders, such as Angel Oak Mortgage Lending, to provide a competitive non-QM loan offering for their loan officers and borrowers.

Our Competitive Strengths

          We believe the following competitive strengths differentiate us and position us to implement our strategy:

Access to Angel Oak's Capabilities to Organically Create Attractive Investments that are Difficult to Replicate

          Angel Oak Mortgage Lending originated over $2.2 billion in non-QM loans for the year ended December 31, 2018 and over $559.6 million in non-QM loans for the quarter ended March 31, 2019. The lending platform is an integral component of Angel Oak's historical expertise in mortgage credit, and we believe will serve as a source of non-QM loans and other target assets with sufficient scale necessary for us to quickly and efficiently deploy our capital. We believe that our access to Angel Oak Mortgage Lending's robust origination platform also differentiates us among most other U.S. public mortgage REIT peers by providing us with the ability to pursue our primary strategy focused on non-QM loans.

          Through our Manager's relationship with Angel Oak Mortgage Lending, we are able to utilize an "originator model" of sourcing loans, which we believe provides tangible value and differentiation compared to an "aggregator model" that is dependent on third-party origination and underwriting. Angel Oak Mortgage Lending has control over the credit underwriting process, the ability to source loans with our desired credit and return profile, as well as access to loans from a diverse geographic footprint and from a broad set of loan programs — enabling us to acquire and invest in loans with attractive relative value. Further, we believe the regulatory and operational burden of launching a mortgage company creates significant barriers to entry.

Angel Oak Provides Customized Solutions for Non-QM Loan Borrowers

          We believe there is an opportunity to generate attractive risk-adjusted returns by acquiring and investing in mortgage loans that solve the needs of a large population of higher-quality non-QM loan borrowers currently with limited access to Agency and traditional bank origination channels. We, through Angel Oak Mortgage Lending, provide non-QM loan borrowers with tailored loan products that also meet disciplined underwriting standards. Angel Oak Mortgage Lending originates loans that have low LTVs (generally in the range of 70% to 80%) and that have adequate borrower reserves in case of unexpected job loss or other contingencies across all programs. The combination of different loan programs leads to diversification by borrower profile and helps to mitigate risks in broad pools of loans. Our non-QM loan assets generally fall into the following three loan programs: "Just Missed Prime" loans, "Investor" loans, and "Non-Prime" loans. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs.

          Additionally, we believe that the disciplined underwriting standards of Angel Oak Mortgage Lending and the credit quality of the RMBS in our portfolio is reflected in the credit characteristics of the initial pool of mortgage loans securitized by AOMT 2019-2, a securitization for which we served as the "sponsor" (as defined in the U.S. Risk Retention Rules). The following charts provide additional information regarding the credit characteristics of the portfolio owned by AOMT 2019-2 as of March 31, 2019 based on the type of loan program utilized and do not include our other assets, including non-QM loans that we owned directly at such date.

AOMT 2019-2 Characteristics

QM Eligible	Non-QM and Exception			
	Jumbo Prime	**Just Missed Prime**	**Investor**	**Non-Prime**	**Total Portfolio[1]**
Representative Borrower	• Prime credit scores and are seeking loan balances above Agency limits	• Prime or near prime credit scores, but: • May prefer to use bank statements given self-employed status • May have a current financial condition driving DTI above 43%	• Real estate investors • Strong payment history, but no conventional alternatives • Qualified based on debt service coverage ratio	• Borrowers with a housing event or multiple delinquencies in their credit history	

Summary Statistics

	Jumbo Prime	Just Missed Prime	Investor	Non-Prime	Total Portfolio[1]
WAC	5.60	6.92	7.29	8.45	6.97
FICO	W.A. 757 ■ ≥ 600	W.A. 715 ■ ≥ 600	W.A. 734 ■ ≥ 600	W.A. 628 ■ ≥ 600	W.A. 712 ■ ≥ 600
LTV	W.A. 74 ■ ≤ 80% ■ > 80%	W.A. 80 ■ ≤ 80% ■ > 80%	W.A. 65 ■ ≤ 80% ■ > 80%	W.A. 74 ■ ≤ 80% ■ > 80%	W.A. 78 ■ ≤ 80% ■ > 80%
DTI	W.A. 36 ■ ≤ 43% ■ > 43%	W.A. 34 ■ ≤ 43% ■ > 43%	N/A	W.A. 39 ■ ≤ 43% ■ > 43%	W.A. 35 ■ ≤ 43% ■ > 43%
% of AOMT 2019-2 Portfolio by UPB	7	80	5	8	100

(1)
Total portfolio also includes Agency second lien mortgage loans with an unpaid principal balance of approximately $360,000 as of March 31, 2019.

In Place Portfolio Demonstrates Execution of our Strategy

          Since our commencement of operations in September 2018 through March 31, 2019, we have acquired $311.4 million of residential mortgage loans and commercial real estate loans, a substantial portion of which were sourced by Angel Oak Mortgage Lending. As of March 31, 2019, we have participated in one rated securitization transaction and we had total assets of approximately $229.5 million, including a $106.5 million portfolio of non-QM loans and other target assets. During the quarter ended March 31, 2019, we generated a return on average equity of 5.0%, which was comprised of a combination of net interest margin and gains on sale resulting from our contribution of mortgage assets to a securitization during the quarter. Our return on average equity during the quarter ended March 31, 2019 may not be indicative of our return on average equity in the future and our past performance may not be indicative of our future results. We believe that our portfolio validates our strategy of making credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending.

          AOMT 2019-2's portfolio of non-QM loans includes "Just Missed Prime" loans made to "bank statement borrowers" who are underwritten using bank statement documentation. These "bank statement borrowers," who had weighted average FICO scores of 715 as of March 31, 2019, are self-employed and need an alternative income calculation. In addition, AOMT 2019-2's portfolio includes "Investor" loans made to professional real estate investors in connection with them purchasing, renting and managing investment properties. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs. Both of these types of borrowers have generally exhibited slower prepayment speeds, and collectively represented 64.4% of the portfolio owned by AOMT 2019-2 as of March 31, 2019, which does not include our other assets, such as non-QM loans that we owned directly at such date.

          As of March 31, 2019, our portfolio consisted predominantly of non-QM loans owned directly and underlying our RMBS issued by AOMT 2019-2, as well as $10.5 million of commercial real estate loans representing approximately 9.8% of our portfolio of non-QM loans and other target assets. The following charts illustrate the quality and diversity of the loans in the portfolio owned by AOMT 2019-2 as of March 31, 2019, based on the product profile, borrower profile and geographic location and do not include our other assets, including non-QM loans that we owned directly at such date.

AOMT 2019-2 Characteristics

(1)
No state in "Other" represents more than a 3% concentration of the loans in the portfolio owned by AOMT 2019-2.

Target Assets Generate Attractive Risk-Adjusted Returns Across Interest Rate and Credit Cycles

          We intend to continue growing our portfolio by acquiring target assets that we believe will provide attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles. As of March 31, 2019, the portfolio of loans owned by

AOMT 2019-2, a securitization for which we served as the "sponsor" (as defined in the U.S. Risk Retention Rules), had a WAC of 6.97%, which was over 200 basis points above the interest rates for 30-year fixed rate Agency loans as of the same date.

          We believe that non-QM loan borrower prepayment behavior is typically driven by factors beyond changes in interest rates alone, such as credit improvement and housing turnover. Accordingly, we believe the non-QM loans in the portfolio of loans owned by AOMT 2019-2 are less sensitive to prepayment risk if interest rates decline. Further, approximately 64.4% of the portfolio of loans owned by AOMT 2019-2 as of March 31, 2019 were made to "bank statement borrowers" and "Investor" loan borrowers, a group of borrowers that generally demonstrate a slower prepayment speed. See "— Our Strategy" below for a description of Angel Oak Mortgage Lending's lending programs.

          At the same time, our portfolio benefits from certain downside protections. As of March 31, 2019, over 98% of the portfolio of loans owned by AOMT 2019-2 were first lien on the underlying asset and such loans have strong credit characteristics with a weighted average FICO score of 712, a weighted average LTV of 78% and a weighted average DTI of 35%, in each case as of March 31, 2019. As of March 31, 2019, delinquency rates greater than 60 days across all of AOMT's securitizations represented less than 1.5% of the current unpaid principal balances of the loans in such securitizations, and such securitizations have experienced losses aggregating 0.01% of the original unpaid principal balances of the loans contributed to such securitizations.

Leading Management Team with Extensive Experience in the Residential Mortgage Business

          We believe that the significant and diverse experience of our officers and members of the senior management team of our Manager and Angel Oak provides us with access to investment opportunities and management expertise across our target assets. Our Manager is led by a cycle-tested team of professionals, each with over 15 years of experience in the finance and mortgage business sectors. This group is led by Robert Williams, our Chief Executive Officer and the Chief Executive Officer of our Manager, Brandon Filson, our dedicated Chief Financial Officer and Treasurer, Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies, and Namit Sinha, Head of Mortgage Strategies of Angel Oak. Mr. Williams has more than 30 years of experience in the banking, investment banking and mortgage banking sectors and formerly served as a Senior Vice President with SunTrust Banks, Inc., where he was head of fixed income trading and research and managed a team that handled all treasury capital market functions, such as investment portfolio, funding and capital management. Mr. Filson has more than 15 years of experience in financial and accounting roles in the real estate sector and, prior to Angel Oak, was the Vice President and Real Estate Controller of iStar Inc. (NYSE: STAR) and Safehold Inc. (NYSE: SAFE), formerly Safety, Income and Growth, Inc., both publicly traded REITs. Mr. Prabhu has over 20 years of investment experience across residential and commercial strategies, including serving as the Chief Investment Officer of the investment portfolio at Washington Mutual Bank in Seattle. Mr. Fierman has over 20 years of investment experience and prior to Angel Oak Companies, founded SouthStar Funding, a national wholesale mortgage lender specializing in non-Agency mortgage products. Mr. Sinha has more than 15 years of experience in fixed income products including structured credit and, prior to Angel Oak, Mr. Sinha spent four years as Senior Vice President at Canyon Capital Advisors, where he was a leader in its residential loan trading business in addition to covering its structured products operations. We believe this experience enhances our ability to invest in our target assets across a range of interest rate and credit cycles.

Capital Markets Experience Assists in Cost of Capital Efficiencies

          Our Manager has access to Angel Oak Capital's portfolio management team, which has significant experience executing non-QM loan securitization transactions and manages all Angel Oak financing facilities. Our Manager is able to leverage Angel Oak's expertise and relationships with a large network of financial institutions, including by increasing the overall number of financing counterparties available to us. We have in-place loan financing lines with a combination of global money center and large regional banks, under which we had an aggregate of approximately $43.7 million of debt outstanding as of March 31, 2019. Our loan financing lines permit borrowings in an aggregate amount of up to $550 million, leaving approximately $506.3 million of capacity as of March 31, 2019. AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and has issued approximately $3.2 billion in such securities through ten rated offerings as of March 31, 2019 — making AOMT among the largest issuers of such securities since 2015.

Underwriting Approach Utilizes Multiple Layers of Quality Control

          The loans we acquire from Angel Oak Mortgage Lending are subject to disciplined underwriting and evaluation by Angel Oak Mortgage Lending's in-house team of over 40 underwriters, ensuring that our loans meet desired credit and return profiles. Regardless of the type of loan, the underwriting process is the same and consists of income and asset verification through tax documents or bank statements that are corroborated independently with available technology that goes directly to the source, such as the IRS or a bank. Angel Oak Mortgage Lending uses fraud risk tools, which flag misrepresentation and fraudulent activity, such as IRS Form 4506T, MERS to identify undisclosed property and occupancy fraud and Credit GAP Reports to identify undisclosed debt. Further, the lending platform utilizes independent appraisal management companies to maintain appraiser independence by creating a wall between the appraisers and the loan officers. Moreover, a third-party due diligence firm reviews all of the loans and their supporting documents. Angel Oak Mortgage Lending's underwriting process has several layers of checks and balances, as well as incremental focus on credit quality from rating agencies and senior bond buyers of Angel Oak securitizations.

          After funding a loan, Angel Oak is in constant dialogue with the appropriate third-party servicer with regard to borrower patterns to further understand loan performance. The applicable third-party servicer handles daily servicing activities, including the collection of all interest and principal payments.

Investment Platform Fully Integrated with Angel Oak's Extensive Infrastructure

          Through our relationship with our Manager, we have access to Angel Oak, a leading alternative credit manager with market leadership in mortgage credit that includes asset management, lending and capital markets. We expect to leverage Angel Oak's vertically integrated platform and in-house expertise to generate attractive risk-adjusted returns for our stockholders. Angel Oak Capital had approximately $9.8 billion in assets under management as of January 31, 2019, across private credit, multi-strategy funds, separately managed accounts and mutual funds, including $7.2 billion of mortgage-related assets. Angel Oak Mortgage Lending is a market leader in non-QM loan production and, as of March 31, 2019, had originated over $4.9 billion in total non-QM loan volume since its inception in 2011. Further, AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and has issued approximately $3.2 billion in such securities through ten offerings as of March 31, 2019 — making AOMT among the largest issuers of such securities since 2015.

          We believe that the broad experience of Angel Oak provides a significant competitive advantage to us, contributes to the strength of our business, and enhances the quantity and quality of investment opportunities available to us. Our Manager has direct access to Angel Oak's platform and mortgage credit resources, providing our Manager with the ability to identify trends and to access Angel Oak's deep market knowledge and operational expertise. Our management team includes mortgage investment and lending professionals from Angel Oak's team of over 650 employees across its enterprise. We benefit from our Manager's ability to draw on the knowledge, resources and relationships of Angel Oak.

Our Strategy

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel

Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. This origination platform primarily operates through wholesale and retail channels and has a national origination footprint. We also opportunistically invest in other target assets as described below. We finance these loans through various financing lines on a short-term basis and ultimately seek to secure long-term securitization funding for our target assets. We expect to derive our returns primarily from the difference between the interest we earn on loans we make and our cost of capital, as well as the returns from bonds, including Risk Retention Securities, that are retained after securitizing the underlying loan collateral, which we believe will lead to an attractive risk-adjusted return profile, across interest rate and credit cycles.

          We believe that access to Angel Oak's vertically integrated platform and in-house expertise provides our Manager with the resources we believe are necessary to source, acquire, finance and securitize and manage non-QM loans and other target assets with desired credit and return profiles. Furthermore, we believe that Angel Oak's platform and mortgage credit resources provide our Manager with the ability to identify trends and to access Angel Oak's deep market knowledge and operational expertise. Although our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak Mortgage Lending, we may also acquire non-QM loans and other target assets from unaffiliated third parties.

          We believe there is an opportunity to generate attractive risk-adjusted returns by acquiring and investing in mortgage loans that solve the needs of a large population of higher-quality non-QM loan borrowers currently with limited access to Agency and traditional bank origination channels. Our non-QM loan assets generally fall into the following three lending programs and provide customized solutions for a desirable set of borrowers:

"Just Missed Prime" Loans (Angel Oak's Platinum and Portfolio Select Programs)

  •
  Designed for borrowers that have prime or near-prime credit scores but who are unable to obtain financing through conventional or governmental channels because they fail to satisfy specified credit requirements, are self-employed and need an alternate income calculation or may have been subject to a prior bankruptcy or foreclosure. Representative borrowers include:

  •
  Bank Statement Borrowers — Self-employed borrowers that have prime or near-prime credit scores, significant cash reserves, substantial income, and down payments in cash averaging 20% to 25% of the loan amounts; however, they do not have standard tax documents required for conventional mortgages.

  •
  Just Missed DTI Borrowers — Have high credit scores and steady, documented income, typically putting more than 20% down; however, they may have current debt or financial circumstances that put them over a 43% DTI.

  •
  High Net Worth Borrowers (Angel Oak Asset Qualifier Program) — Have prime credit and substantial assets that exceed the property value and the debt load; however, they choose to use a financing instrument for cash flow and tax purposes. Strong credit (minimum credit score of 700) and significant assets are required; however, standard income documentation is not required. These borrowers could include, but are not limited to, retirees or individuals that have received an inheritance.

"Investor" Loans (Angel Oak's Investor Cash Flow Program)

  •
  Designed for real estate investors who are purchasing, renting, and managing investment properties. Representative borrowers include:

  •
  Real Estate Investors — Have an established two-year credit history and at least 24 months of clean housing payment history with no delinquencies, but are unable to obtain financing through conventional or government channels. Borrowers are required to sign a certification at application which states that the properties are not owner occupied and are owned solely for investment purposes. Borrowers are qualified based on a debt service coverage ratio.

"Non-Prime" Loans

  •
  Designed for borrowers that have experienced issues in payment history. Representative borrowers include:

  •
  Prior Credit Event Borrowers — Have credit reports showing multiple delinquencies on any reported debt in the past 24 months or have experienced a housing event (completed or have had their properties subject to a short sale, deed-in-lieu, notice of default or foreclosure) in the past 24 months.

          We also acquire jumbo prime mortgage loans originated by Angel Oak Mortgage Lending that have the following characteristics:

"Jumbo Prime" Loans

  •
  Designed for borrowers that have strong credit histories, who are seeking large loans. Representative borrowers include:

  •
  Jumbo Prime Borrowers — Prime borrowers with higher credit scores who have loan balances above Agency limits, and with no bankruptcy or foreclosure event in the prior 60 months.

          Angel Oak Mortgage Lending also has a commercial real estate lending channel, Angel Oak Commercial Lending, which has been an active originator of commercial bridge loans across the United States as well as a direct portfolio lender of small balance commercial real estate loans. Our Manager is able to access the commercial real estate lending channel in a similar manner to the residential wholesale and retail channels, providing us with a direct ability to competitively invest in various commercial real estate loans that are complementary to our non-QM strategy. Commercial real estate sourcing channels include residential and commercial loan brokers, lender referrals and direct borrower referrals from other market participants (such as certified public accountants, attorneys and insurance agents).

          We pursue non-QM loans with attractive spreads and downside protection with more limited prepayment risk if interest rates decrease. Our commercial real estate loan investments are primarily senior mortgage loans backed by non-owner occupied properties. These mortgage loans typically also have attractive spreads and downside protection, including a weighted-average LTV of 62.5% and a weighted-average debt service coverage ratio of 1.5x as of March 31, 2019. In contrast with residential mortgage loans, commercial real estate loans typically include prepayment protection, limiting sensitivity to interest rate declines.

          We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements.

          Subject to qualifying and maintaining our qualification as a REIT under the Code, and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we also expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. See "— Our Financing Strategies and Use of Leverage" and "— Our Hedging Strategy."

          Our strategy may also consist of acquiring residential mortgage loans through Angel Oak's Conduit Program, a program being established by Angel Oak to provide a sustainable model for sourcing attractive mortgage loan investments. Once the Conduit Program is established, we may utilize the program, pursuant to which we would acquire loans that meet specific purchase criteria from approved mortgage originators, who must meet stringent standards related to management experience, financial strength, risk management controls and mortgage loan quality. The Conduit Program has no operating history and there can be no assurance that such program will be operated successfully, or at all.

Our Target Assets

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. We also opportunistically invest in other target assets listed below. For additional information regarding our target assets, see "Glossary." Our target assets include:

Target Assets
Investments Backed by	• Non-QM loans
Residential Properties	• Non-Agency RMBS
• Investment property loans
• Jumbo prime mortgage loans
Investments Backed by	• Senior mortgage loans
Commercial Real Estate Properties	• Commercial bridge loans
• Small balance commercial real estate loans
Other Investments Backed by	• Agency RMBS
Residential Properties,	• Second lien mortgage loans
Commercial Real Estate Properties and Other Assets	• Mezzanine loans
• Construction loans
• B-Notes
• QM loans
• Conforming residential mortgage loans
• Residential bridge ('fix and flip') loans
• Subprime residential mortgage loans
• Alt-A mortgage loans
• CRT securities
• CMBS
• MSRs and excess MSRs
• Certain non-real estate-related assets, including ABS and consumer loans

          Our strategy is adaptable to changing market environments, subject to our ability to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes and to maintain our exclusion from regulation as an investment company under the Investment Company Act. Our investment and asset management decisions will depend on prevailing market conditions. Accordingly, our strategy and target assets may vary over time in response to market conditions. Our Manager is authorized to follow very broad investment guidelines and, as a result, we cannot predict our portfolio composition. We may change our strategy and policies without a vote of our stockholders.

Our Financing Strategies and Use of Leverage

          We finance our assets with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing and market conditions. We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements. We have in-place loan financing lines with a combination of global money center and large regional banks, under which we had an aggregate of approximately $43.7 million of debt outstanding as of March 31, 2019. Our loan financing lines permit borrowings in an aggregate amount of up to $550 million, leaving approximately $506.3 million of capacity as of March 31, 2019.

          In addition to our existing loan financing lines, we employ short-term repurchase facilities to borrow against U.S. Treasury securities and securities issued by AOMT, Angel Oak's securitization platform. As of March 31, 2019, there was approximately $131.0 million outstanding under these securities repurchase facilities, with interest rates ranging from 3.00% to 4.35%.

          Our use of leverage, especially in order to increase the amount of assets supported by our capital base, may have the effect of increasing losses when these assets underperform. The amount of leverage employed on our assets will depend on our Manager's assessment of the credit, liquidity, price volatility and other risks and availability of particular types of financing at any given time. Moreover, our charter, bylaws and investment policies require no minimum or maximum leverage and our Manager will have the discretion, without the need for further approval by our Board of Directors, to change both our overall leverage and the leverage used for individual asset classes. Because our strategy is flexible, dynamic and opportunistic, our overall leverage and the leverage used for individual asset classes will vary over time. As of March 31, 2019, our leverage ratio was approximately 3.4x total debt to total equity, which includes debt from our loan financing lines and securities repurchase facilities, but excludes debt in our non-recourse securitization transaction. We expect our leverage ratio to decrease over time as our RMBS portfolio, which is financed with our securities repurchase facilities at a rate generally less than 1:1 debt to equity, becomes a larger percentage of our overall portfolio.

Securitizations

          Securitizations may either take the form of the issuance of Securitized Bonds or the sale of REMIC Certificates, with the securitization proceeds being used in part to repay pre-existing loan financing lines and securities repurchase facilities. We have sponsored and participated in a securitization transaction with other entities that are managed or by Angel Oak, and may continue to do so in the future. AOMT, Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities and has issued approximately $3.2 billion in such securities through ten offerings as of March 31, 2019 — making AOMT among the largest issuers of such securities since 2015. AOMT securitizations are typically structured with approximately 80% of the capital stack consisting of senior bonds (A1, A2 and A3 bonds), approximately 10% of the capital stack consisting of mezzanine bonds (M1 and M2 bonds) and the remainder consisting of junior bonds and interest only securities (B1, B2 and B3 bonds and XS IO). Interest payments are made sequentially throughout the stack, with the A1, A2, A3, and M1 and M2 bonds receiving a fixed coupon and the B1, B2 and B3 bonds receiving the net weighted average coupon of the collateral pool. Principal is paid on a pro rata basis to the senior bonds and then sequentially to the mezzanine and junior bonds. The interest only tranche receives the excess spread on the transaction between the collateral pool and the coupon on the senior and mezzanine bonds. We anticipate holding (either alone or with other Angel Oak managed entities participating in the applicable securitization) junior and interest only bonds that will be issued through securitization; however, we will have the flexibility to hold vertical slices (as described below), mezzanine tranches, or combinations of bonds based on relative value.

          AOMT's securitizations are typically structured with a two- or three-year non-call period for the securities issued in the securitization. After such period has ended, AOMT has the option to call the securitization at any point. AOMT would consider exercising this option if the financing marketplace is more attractive, or if the underlying asset values have increased. See "Risk Factors — Risks Related to Our Relationship with Our Manager — There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders" for further information on the conflicts associated with the securitizations in which we participate.

Risk Retention

          Each AOMT U.S. securitization is subject to the U.S. Risk Retention Rules (other than a securitization transaction where the securitized assets are exclusively QM loans, which are exempt from the U.S. Risk Retention Rules). Pursuant to the U.S. Risk Retention Rules, for any securitization transaction, whether collateralized by one or more non-QM loans or by one or more commercial real estate loans, the "sponsor" (as defined in the U.S. Risk Retention Rules), or if there are one or more co-sponsors, one of the co-sponsors, is required to retain the Risk Retention Securities for the respective risk retention holding period. The sponsor (or the co-sponsor selected to satisfy the obligations under the U.S. Risk Retention Rules) may also hold the Risk Retention Securities through a "majority-owned affiliate" (as defined in the U.S. Risk Retention Rules). The Risk Retention Securities are required to be (1) a first loss residual interest in the issuing entity representing 5% of the fair value of the securities and other interests issued as part of the securitization transaction (a "horizontal slice"), (2) 5% of each class of the securities and other interests issued as part of the securitization transaction (a "vertical slice") or (3) a combination of a horizontal slice and a vertical slice that, in the aggregate, represents 5% of the transaction. The table below shows our risk retention slice and other retained interest from AOMT 2019-2, for which we were the sponsor. We retained a vertical slice to satisfy risk retention requirements and also retained our share, along with other Angel Oak managed entities that contributed collateral to AOMT 2019-2, of the balance of the B3 and XS bonds.

(1)
Credit enhancement percentage demonstrates support for each tranche whereby the subordinate tranches absorb potential losses from defaults on the underlying loans.

          Transfers and hedging of any Risk Retention Securities are generally prohibited, as is financing except on a "full recourse" basis.

          In connection with each securitization transaction that we sponsor (other than a securitization transaction where the securitized assets are exclusively QM loans, which are exempt from the U.S. Risk Retention Rules), including any co-sponsored transaction, it is expected that we will hold Risk Retention Securities. It is expected that we will hold the Risk Retention Securities, potentially through a subsidiary special purpose vehicle owned by us, in each case on the basis that such subsidiary will qualify as a "majority-owned affiliate" under the U.S. Risk Retention Rules. We may contribute loans to a securitization transaction along with other Angel Oak managed entities. It is expected that the sponsor for each AOMT securitization transaction will be the entity contributing the largest amount of collateral to the transaction.

Our Hedging Strategy

          Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. For example, we may opportunistically enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts and options.

Risk Management and Liquidity Management

          Through our Manager, we will receive the benefit of the risk management services provided by Angel Oak Capital. Angel Oak Capital has a risk management unit, which is independent of the portfolio management function and is staffed with a Chief Risk Officer, a Risk Manager, a Senior Risk Management Analyst and a Risk Management Analyst. The risk management unit has established robust processes and models to monitor liquidity, counterparty risks and other risks. Risk factors are explicitly identified and reviewed, with such review resulting in, as applicable, exception reporting that is escalated to the appropriate portfolio or risk manager for timely resolution.

          All risk management-related issues are also discussed on a regular basis in Angel Oak Capital's Risk Management Committee meetings. The Risk Management Committee is comprised of all Portfolio Managers (non-voting members), Head of Capital Markets, General Counsel, Chief Compliance Officer, Chief Accounting Officer and the Chief Risk Officer of Angel Oak Capital. Part of the Risk Management

Committee's mandate is to evaluate and communicate risk appetite and provide ongoing monitoring and provide feedback to senior management on liquidity, counterparty and other risks and the exposure in each of those categories, significant concentrations within those categories and the metrics used to monitor those categories. We believe we will benefit from Angel Oak Capital's comprehensive risk management infrastructure and ongoing assessment of both portfolio and operational risks. Further, we believe risk management is a vital part of each step in our investment process. See "— Investment Process" below.

Investment Process

          Our investment process is designed to enable us to continuously evaluate and refine our asset base, and is achieved by members of our Manager's portfolio management team maintaining frequent dialogue with the leadership team of Angel Oak Mortgage Lending. The process results in a constant feedback loop that is facilitated by four key steps: sourcing, underwriting, loan acquisition and portfolio management and monitoring. We believe risk management is a vital part of each step in the investment process, and we have implemented checks and controls that ensure risk management is integrated throughout the process. Our investment process and risk management capabilities are routinely improved by leveraging Angel Oak's expertise and resources.

Sourcing

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. This origination platform operates through wholesale and retail channels and has a national origination footprint. In the wholesale channel, Angel Oak Mortgage Solutions seeks to originate loans using a "business-to-business" strategy through a network of over 2,700 approved brokers, representing approximately 15% of the estimated

18,000 mortgage brokers in the United States, consisting of mortgage banks, credit unions, banks, and other entities throughout the country that refer loans to Angel Oak Mortgage Solutions. Angel Oak Mortgage Solutions employs state-of-the-art technology to streamline operations and deliver seamless and efficient service to partners. In the retail channel, Angel Oak Home Loans seeks to originate loans using a "direct consumer access" strategy that utilizes a traditional retail model focused on home purchase lending business through its 32 local offices in various states throughout the United States. Angel Oak Home Loans provides licensed mortgage advisors with the tools necessary to build and sustain a loyal referral network, which typically consists of realtors, builders, financial planners, certified public accountants, clients, family members and friends. Angel Oak Mortgage Lending also has a commercial real estate lending channel, Angel Oak Commercial Lending, which has been an active originator of commercial bridge loans across the United States as well as a direct portfolio lender of small balance commercial real estate loans. Our Manager is able to access the commercial real estate lending channel in a similar manner to the residential wholesale and retail channels, providing us with a direct ability to competitively invest in various commercial real estate loans that are complementary to our non-QM strategy.

Underwriting

          All loans are underwritten by an experienced team of underwriters who follow a consistent process. Regardless of the type of loan, the underwriting process is the same and consists of income and asset verification through tax documents or bank statements that are corroborated independently with available technology that goes directly to the source, such as the IRS or a bank. Angel Oak Mortgage Lending uses fraud risk tools, which flag misrepresentation and fraudulent activity, such as IRS Form 4506T, MERS to identify undisclosed property and occupancy fraud and Credit GAP Reports to identify undisclosed debt. Further, the lending platform utilizes independent appraisal management companies to maintain appraiser independence by creating a wall between the appraisers and the loan officers. Moreover, a third-party due diligence firm reviews all of the loans and their supporting documents. Angel Oak Mortgage Lending's underwriting process has several layers of checks and balances, as well as incremental focus on credit quality from rating agencies and senior bond buyers of Angel Oak securitizations.

          Angel Oak Mortgage Lending's team of underwriters assesses a borrower's ability to repay a loan under the ATR rules as well as the risks associated with the loan. Additionally, at a minimum, Angel Oak Mortgage Lending's team of underwriters will: (1) analyze the probability of the repayment of the loan by final maturity; (2) assess the employment status and history of the borrower; (3) review the borrower's current or expected income and assets; (4) evaluate the borrower's ability to make monthly mortgage payments, inclusive of any simultaneous loans; (5) review any existing liabilities of the borrower, including alimony and child support obligations; (6) assess the borrower's DTI or residual income; and (7) review the borrower's credit history. Next, Angel Oak Mortgage Lending's team of underwriters will assess whether the loan qualifies as a QM loan or a non-QM loan, including by evaluating the borrower's DTI, the proposed loan terms, the points and fees associated with the loan and the documents provided by the borrower regarding income verification. Once the loan passes Angel Oak Mortgage Lending's underwriting standards and requirements, Angel Oak Mortgage Lending's closing department is notified. Before the loan closes and the proceeds are disbursed, Angel Oak Mortgage Lending completes an internal review of the loan file for compliance with U.S. federal, state and investor requirements, including our investment requirements, and revalidates the borrower's income and ability to repay under the ATR rules. Once this final step is complete, the loan is approved and the proceeds of the loan are disbursed to the borrower.

          Finally, a third-party due diligence firm reviews all of the loans and their supporting documents. In connection with the investments we make in residential mortgage loans, our Manager utilizes AMC and Clayton to perform independent due diligence on such loans. AMC or Clayton reviews every loan and provides grades taking into account factors such as compliance, property appraisal, adherence to guidelines and documentation governing the loan. Our Manager also utilizes third-party pricing vendors,

Brean Capital and MountainView Financial Solutions, to help ensure that the loans we acquire are purchased at a fair price. We believe that our Manager's relationship with AMC, Clayton, Brean Capital and MountainView Financial Solutions and other vendors provides us with a competitive advantage in evaluating investment opportunities. After funding a loan, Angel Oak is in constant dialogue with the appropriate third-party servicer with regard to borrower patterns to further understand loan performance. The applicable third-party servicer handles daily servicing activities, including the collection of all interest and principal payments.

Loan Acquisition

          Once a loan has closed and the proceeds of the loan are disbursed to the borrower, Angel Oak Mortgage Lending seeks to sell such loan. For loans acquired from Angel Oak Mortgage Lending, each week Angel Oak Capital receives a loan tape from Angel Oak Mortgage Lending. The loan tape is reviewed to ensure compliance with our and other Angel Oak managed entities' investment guidelines. If any exceptions are found, the loan is further reviewed to ensure there are accompanying compensating factors. Following review of the loan tape, a custodial review is performed to ensure necessary documentation exists or is provided. Concurrently with the custodial review, loans are priced based on the current rate sheet and an allocation among Angel Oak managed entities is determined. Angel Oak's portfolio management team establishes a monthly target allocation first by loan type and then by loan size. Loans from Angel Oak Mortgage Lending that fit the investment guidelines of Angel Oak's managed entities, including us, are allocated first to such managed entities. Each round of loan purchases is then allocated to each participating managed entity based on the target allocation (or as closely as possible given available loan sizes) in order to avoid one managed entity from being fully allocated ahead of any other managed entity. Loans are allocated on an alternating basis to each eligible managed entity. Angel Oak Capital's compliance team approves each loan allocation and our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager. For more information regarding Angel Oak Capital's written investment allocation policy, see "— Conflicts of Interest; Equitable Allocation of Opportunities" below.

          Under the management agreement between us and our Manager, our Manager will have the authority to enter into transactions consistent with our investment guidelines, subject to the oversight of our Board of Directors. Any transactions deviating in a material way from these guidelines must be approved by our Board of Directors. However, our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager.

          For the target assets that we acquire from unaffiliated third parties, our investment process is substantially similar to the investment process outline above; however, such acquisitions do not require the approval of our affiliated transactions committee.

Portfolio Management and Monitoring

          Angel Oak Capital's portfolio management team consists of 25 individuals in Angel Oak Capital as of March 31, 2019, with expertise across all segments of mortgage and structured credit. The team has access to proprietary analytical models and investment infrastructure developed by Angel Oak Capital, and utilizes a quantitative assessment of interest rate risk, prepayment risk and, where applicable, credit risk, both on a portfolio-wide basis and an asset-by-asset basis. The asset management process relies on the sophisticated quantitative tools and methodologies that are the foundation of Angel Oak's investment technique and asset surveillance. These tools enable our Manager in its asset selection and monitoring decisions.

          Our Manager works in conjunction with Angel Oak Mortgage Lending and Angel Oak Capital's risk management team. In addition, our Manager manages our investment guidelines, builds the rate sheets to acquire mortgage loans on our behalf and works with Angel Oak Mortgage Lending to provide feedback on performance and to refine origination guidelines where necessary. Through these processes, our Manager seeks to optimize our performance through tailored asset sourcing and selection that can only be achieved through access to proprietary loan flow designed to meet our investment parameters. Our Manager also interacts with Angel Oak Capital's risk management team to determine our risk tolerance levels and monitor performance of our in-place portfolio. See "— Risk Management and Liquidity Management" for more information.

Conflicts of Interest; Equitable Allocation of Opportunities

  Management Agreement

          We are dependent on our Manager for our day-to-day management. All of our officers and one of our directors also serve as employees of Angel Oak. As a result, the management agreement was negotiated between related parties, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Pursuant to the management agreement, we will pay our Manager a base management fee that is tied to our Equity and an incentive fee that is based on certain performance criteria. The base management fee component, which is payable regardless of our performance, may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us. The incentive fee component may cause our Manager to place undue emphasis on the maximization of Core Earnings at the expense of other criteria, such as preservation of capital, to achieve higher incentive fees. This could result in increased risk to the value and long-term performance of our portfolio.

  Loans Originated by Angel Oak Mortgage Lending

          Our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. Since our commencement of operations in September 2018 through March 31, 2019, a substantial portion of the target assets in our portfolio were acquired from Angel Oak Mortgage Lending, and we expect that, in the future, a substantial portion of our portfolio will continue to consist of target assets acquired from Angel Oak Mortgage Lending. As our Manager directs our investment activities, there are conflicts of interest related to the fact that Angel Oak Mortgage Lending consists of affiliates of our Manager.

          For example, our Manager will have an incentive to favor the acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending over third-party sellers because purchasing non-QM loans or other target assets from Angel Oak Mortgage Lending would generate fees for Angel Oak Mortgage Lending (including fees payable by us and origination fees payable by the borrowers of the loans originated by Angel Oak Mortgage Lending), which would benefit Angel Oak. In addition, our acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending would allow Angel Oak Mortgage Lending to sell such non-QM loans or other target assets and obtain liquidity to make more loans, even where Angel Oak Mortgage Lending is unable to sell the non-QM loans or other target assets on favorable terms to unaffiliated third parties in the market due to unfavorable market conditions or other reasons. Our Manager could acquire non-QM loans or other target assets on our behalf from Angel Oak Mortgage Lending even if such non-QM loans or other target assets were unsuitable for us, or we could identify better quality non-QM loans or other target assets, or obtain better pricing, from unaffiliated third parties. Although we utilize third-party pricing vendors to evaluate the fairness of the price for non-QM loans or other target assets we acquire from Angel Oak Mortgage Lending, there can be no assurance that we will purchase such non-QM loans or other target assets from Angel Oak Mortgage Lending at a fair price.

          In addition, conflicts could arise if Angel Oak Mortgage Lending breaches the applicable agreement relating to our acquisition of loans or other assets from Angel Oak Mortgage Lending, or otherwise fails to perform its obligations under such agreement, resulting in harm or damages to us. Our Manager may not require customary representations and warranties from Angel Oak Mortgage Lending concerning the non-QM loans or other target assets we acquire from them and our Manager may not seek indemnity or demand repurchase or substitution of such non-QM loans or other target assets in the event Angel Oak Mortgage Lending breaches a representation or warranty given to us. In such circumstances with unaffiliated third parties, we would be free to seek such recourse as is appropriate, including litigation. In this case, however, because of the affiliation, our Manager could have a potential conflict in determining what action to take against an affiliate, which could have a material adverse effect on us. Furthermore, our Manager may not conduct as thorough of a review of the loans acquired from Angel Oak Mortgage Lending in comparison to the review our Manager would conduct for loans acquired from unaffiliated third parties. If our Manager conducts more limited due diligence on the loans acquired from Angel Oak Mortgage Lending, such due diligence may not reveal all of the risks associated with such loans, which could materially and adversely affect us.

          Moreover, although our strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, this strategy may need to adapt to changing market conditions or other factors. If investment in non-QM loans falls out of favor or otherwise becomes unattractive because of perceived risks, unfavorable pricing or otherwise, our Manager will have a conflict of interest in determining whether our strategy should continue to focus on the acquisition of non-QM loans, particularly if the origination of such loans continues to be a focus of Angel Oak Mortgage Lending. The continued pursuit of our strategy under these circumstances may result in losses. The significant majority of the loans that Angel Oak Mortgage Lending currently originates are non-QM loans. Similarly, failure to adjust our strategy may cause us to forego other attractive investment opportunities outside investments in non-QM loans. Our Manager will have a conflict in determining whether to adjust our strategy and to pursue investments in other types of target assets that may be more attractive even if Angel Oak Mortgage Lending continues to originate non-QM loans.

          We have purchased RMBS, and expect to continue to purchase RMBS or CMBS, that are collateralized by loans originated by Angel Oak Mortgage Lending, and our portfolio may consist of a significant amount of such securities. Certain affiliates of our Manager may receive benefits, including compensation, for their activities related to the creation of the securitization and the issuance and sale of such securities. We will also bear a portion of the expense incurred in connection with the securitization vehicle to which we sell the loans we have acquired. Such expenses include, but are not limited to, the costs and expenses related to structuring the securitization vehicle and the transactions related to the sale of the loans by us to the securitization vehicle.

          Angel Oak has in place policies and procedures that we believe are reasonably designed to facilitate arm's length transactions between us and Angel Oak Mortgage Lending and any other affiliates with respect to non-QM loans and other target assets purchased from Angel Oak Mortgage Lending or other affiliates. Additionally, our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager. However, there can be no assurance that such policies and procedures will be successful and we could purchase loans from Angel Oak Mortgage Lending at less favorable prices from what we could have obtained from unaffiliated third parties and we could ultimately suffer losses as a result.

  Other Angel Oak Managed Entities

          Angel Oak currently advises, and in the future expects to continue to advise, other entities that may have investment objectives and strategies similar, in whole or in part, to ours and may use the same or similar strategies to those we employ. For example, Angel Oak has previously formed a private

REIT that invests in residential mortgage loans, and may raise additional investment vehicles in the future, including entities formed to make investments that we could be precluded or materially limited from making because of laws or regulations applicable to us. Angel Oak is not restricted in any way from sponsoring or accepting capital from new entities, even for investing in asset classes or strategies that are similar to, or overlapping with, our asset classes or strategies. The existence of such multiple managed entities may create conflicts of interest, including, without limitation, with respect to the allocation of investment opportunities between us and other managed entities. See "— Allocation of Investment Opportunities" below. In addition, we may make an investment that may be pari passu, senior or junior in ranking to an investment made by another managed entity, and actions taken by such managed entity with respect to such investment may not be in our best interests, and vice versa. Furthermore, such activities may involve substantial time and resources of Angel Oak, including our Manager.

  Allocation of Investment Opportunities

          Although Angel Oak, including our Manager, may manage investments on behalf of a number of managed entities, including us, investment decisions and allocations will not necessarily be made in parallel among us and these other managed entities. Investments made by us may not, and are not intended in all cases to, replicate the investments, or the investment methods and strategies, of other entities managed by Angel Oak, including our Manager. Nevertheless, Angel Oak, including our Manager, from time to time may elect to apportion major or minor portions of the investments to be made by us among other entities that they manage, and vice versa.

          When allocating investment opportunities among us and one or more other managed entities, Angel Oak Capital allocates such opportunities pursuant to its written investment allocation policy. Angel Oak Capital's written investment allocation policy allocates investment opportunities based on the each managed entity's guidelines, the strategy and available cash of Angel Oak managed entities, market supply and other factors. Target allocations for each managed entity are established by Angel Oak Capital's portfolio management team prior to the execution of any aggregated trade. In the event an aggregated trade is partially filled, Angel Oak's managed entities will generally receive a pro rata share of the executed trade based upon the target allocation set by Angel Oak Capital's portfolio management team.

          For loans acquired from Angel Oak Mortgage Lending, each week, Angel Oak Capital receives a loan tape from Angel Oak Mortgage Lending. The loan tape is reviewed to ensure compliance with our and other Angel Oak managed entities' investment guidelines. If any exceptions are found, the loan is further reviewed to ensure there are accompanying compensating factors. Following review of the loan tape, a custodial review is performed to ensure necessary documentation exists or is provided. Concurrently with the custodial review, loans are priced based on the current rate sheet and an allocation among Angel Oak managed entities is determined. Angel Oak's portfolio management team establishes a monthly target allocation first by loan type and then by loan size. Loans from Angel Oak Mortgage Lending that fit the investment guidelines of Angel Oak's managed entities, including us, are allocated first to such managed entities. Each round of loan purchases is then allocated to each participating managed entity based on the target allocation (or as closely as possible given available loan sizes) in order to avoid one managed entity from being fully allocated ahead of any other managed entity. Loans are allocated on an alternating basis to each eligible managed entity. Angel Oak Capital's compliance team approves each loan allocation and our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager.

          Accordingly, not all investments which are consistent with our investment objective and strategies are or will be presented to us. There is no assurance that any such conflicts arising out of the foregoing will be resolved in our favor. Angel Oak Capital is entitled to amend its investment allocation policy at any time without prior notice to us or our consent.

  Service Providers

          Our Manager may engage affiliated service providers, including affiliates that act as the servicer for the loans in our portfolio. Such relationships may influence our Manager in deciding whether to select such service providers. Our Manager's affiliates receive benefits, including compensation, for these activities, although we believe that the use of such affiliates is in the best interests of our stockholders. Additionally, affiliated service providers will not have the same independence with respect to the performance of their duties to us as an unaffiliated service provider. For example, Angel Oak Mortgage Solutions acted as the servicing administrator in the securitization transaction for AOMT 2019-2 and is responsible for servicing the securitized mortgage loans pursuant to a pooling and services agreement. Under the pooling and services agreement, Angel Oak Mortgage Solutions is entitled to receive a servicing administration fee as compensation for its activities in its capacity as a servicing administrator. The use of affiliated service providers may impair our ability to obtain the most favorable terms with respect to such services and transactions, which could materially and adversely affect us.

  Management

          Other than our dedicated Chief Financial Officer and Treasurer that our Manager provides to us, the officers of our Manager and its affiliates devote as much time to us as our Manager deems appropriate; however, these officers may have conflicts in allocating their time and services among us and Angel Oak's other managed entities. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from our Manager and Angel Oak employees, other entities that Angel Oak manages will likewise require greater focus and attention, placing our Manager and Angel Oak's resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if Angel Oak did not act as a manager or advisor for other entities.

  Securitizations

          We have participated in a securitization transaction, and in the future intend to continue to participate in securitization transactions, in which other managed entities of Angel Oak also contribute mortgage loans or other assets. There can be no assurance that the valuation of the assets that we contribute to any such securitization will not be understated or the assets that such other managed entities contribute will not be overstated, resulting in less cash proceeds or securities issued by the securitization vehicle to us or more cash proceeds or securities issued by the securitization vehicle to such managed entities than would otherwise be the case. In addition, other Angel Oak managed entities may contribute assets to securitizations that we also contribute assets to, potentially exposing us to assets that do not fit within our strategy or that we would not have otherwise acquired directly.

          AOMT's securitizations are typically structured with a two- or three-year non-call period for the securities issued in the securitization. After such period has ended, AOMT has the option to call the securitization at any point. AOMT would consider exercising this option if the financing marketplace is more attractive, or if the underlying asset values have increased. AOMT may choose to exercise its option to call the securitization, for the benefit of another Angel Oak managed entity, without taking into consideration our interests, and we may be unable to reinvest the proceeds we receive from any such call option for some period of time and such proceeds may be reinvested by us in assets yielding less than the yields on the securities that were called.

  Material Non-Public Information

          We, directly or through Angel Oak, may obtain material non-public information about the investments in which we have invested or may invest. If we do possess material non-public information about such investments, there may be restrictions on our ability to dispose of, increase the amount of, or otherwise take action with respect such investments. Our Manager's and Angel Oak's management of other managed entities could create a conflict of interest to the extent our Manager or Angel Oak is aware of material non-public information concerning potential investment decisions. In addition, this conflict may limit the freedom of our Manager to make potentially profitable investments, which could have an adverse effect on our operations. These limitations imposed by access to material non-public information could therefore materially and adversely affect us.

  Officers and Directors

          Currently, all of our officers and one of our directors also serve as employees of Angel Oak and we compete with other Angel Oak managed entities for access to these individuals, other than with respect to our Chief Financial Officer and Treasurer, who is dedicated to us. Further, our charter provides that, to the maximum extent permitted by Maryland law, if any of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak acquires knowledge of a potential business opportunity other than in his or her capacity as our director or officer, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity. Accordingly, to the maximum extent permitted from time to time by Maryland law and our charter, none of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak is required to present, communicate or offer any business opportunity to us and can hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us.

          We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries is a party or has an interest, nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors, officers and employees, as well as employees of our Manager who provide services to us, from engaging in any transaction that involves an actual or apparent conflict of interest with us, absent approval by our Board of Directors or except as provided in the management agreement. In addition, nothing in the management agreement binds or restricts our Manager or any of its affiliates, officers or employees from buying, selling or trading any securities or commodities for their own accounts or for the accounts of others for whom our Manager or any of its affiliates, officers or employees may be acting.

Policies With Respect to Certain Other Activities

          If our Board of Directors determines that additional funding is required, we may seek to raise such funds through borrowings or the sale of equity, equity-related or debt securities, the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or the sale of assets, or a combination of these methods. If our Board of Directors determines to raise additional equity capital, it has the power, without stockholder approval, to authorize us to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

          Our investment guidelines and our portfolio and leverage are periodically reviewed by our Board of Directors as part of its oversight of our Manager.

          As of the date of this prospectus, we do not intend to offer equity, equity-related or debt securities in exchange for property, to underwrite the securities of other issuers, or to repurchase or otherwise reacquire shares of our stock or other securities other than as described in this prospectus. We engage in the purchase and sale of assets, and we may in the future make loans to third parties.

          We may invest in the debt securities of other REITs or other entities engaged in real estate operating or financing activities, but not for the purpose of exercising control over such entities.

          We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

          Our Board of Directors may change any of these policies without prior notice to or a vote of our stockholders, but we expect to disclose any material changes to these policies in the periodic reports that we will file with the SEC.

Competition

          Our profitability depends, in large part, on our ability to acquire our target assets at favorable prices. Although our primary strategy is to acquire newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, Angel Oak Mortgage Lending has no obligation to sell non-QM loans and other target assets to us and they may be unwilling or unable to do so, and, as a result, we may need to acquire non-QM loans and other target assets from unaffiliated third parties. In acquiring non-QM loans and other target assets from unaffiliated third parties, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. Additionally, we may also compete with the U.S. Federal Reserve and the U.S. Treasury to the extent they purchase assets meeting our objectives pursuant to various purchase programs. Many of our competitors are significantly larger than us, have greater access to capital and other resources and may have other advantages over us. Our competitors may include other entities managed by Angel Oak, including with respect to loans originated by Angel Oak Mortgage Lending. See "Risk Factors — Risks Related to Our Relationship with Our Manager — There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders" for further information.

          In addition to existing companies, other companies may be organized for similar purposes, including companies focused on purchasing mortgage assets. A proliferation of such companies may increase the competition for equity capital and thereby adversely affect the market price of our common stock. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets and establish more relationships than us.

          We also may have different operating constraints from those of our competitors including, among others, (1) tax-driven constraints such as those arising from our qualifying and maintaining our qualification as a REIT, (2) restraints imposed on us by our attempt to comply with certain exclusions from the definition of an "investment company" or other exemptions under the Investment Company Act and (3) restraints and additional costs arising from our status as a public company. Furthermore, competition for our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns.

          In the face of this competition, we have access to our Angel Oak's, including our Manager's, professionals and their industry expertise, which may provide us with a competitive advantage and help us assess risks and determine appropriate pricing for certain potential assets. In addition, we believe that these relationships enable us to compete more effectively for attractive asset acquisition opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face.

Operating and Regulatory Structure

  Tax Requirements

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Code and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock.

          As a REIT, we generally are not subject to U.S. federal income tax on the REIT taxable income that we currently distribute to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income to their stockholders. If we fail to qualify as a REIT in any calendar year and do not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Accordingly, our failure to qualify as a REIT could have a material adverse effect on our results of operations and amounts available for distribution to our stockholders. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income. In addition, subject to maintaining our qualification as a REIT, a significant portion of our business may be conducted through, and a significant portion of our income may be earned in, one or more TRSs that are subject to corporate income taxation.

  Investment Company Act Exclusion

          We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.

          Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the "40% test." Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

          Upon the completion of this offering, the private placement and our formation transactions, we will be organized as a holding company and will conduct our business primarily through wholly-owned and majority-owned subsidiaries. We intend to conduct our operations so that they comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of "investment company" based on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis, exclusive of U.S. Government securities and cash items. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgage loans and other interests in real estate.

          We expect that most of our investments will be held by our wholly-owned or majority-owned subsidiaries and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in [the business of] . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the SEC staff, generally requires that at least 55% of a subsidiary's portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Section 3(c)(5)(C), we classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate-related asset. Although we intend to monitor our portfolio on a regular basis, there can be no assurance that we will be able to maintain this exclusion from registration for each of these subsidiaries.

          Qualification for exclusion from registration under the Investment Company Act will limit our ability to make certain investments and could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. In addition, complying with the tests for exclusion from registration could restrict the time at which we can acquire and sell assets. See "Risk Factors — Risks Related to Our Company — Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations."

          On August 31, 2011, the SEC published a concept release entitled "Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments" (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans and mortgage-backed securities. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen.

  Investment Advisers Act of 1940

          Our Manager is a registered investment adviser under the Advisers Act and is subject to the regulatory oversight of the Investment Management Division of the SEC.

Staffing

          We will be managed by our Manager pursuant to the management agreement between our Manager and us. Brandon Filson, who serves as our Chief Financial Officer and Treasurer, will be dedicated exclusively to us. Our Manager will also provide us with a partially dedicated employee. All of our officers are employees of our Manager or Angel Oak. Angel Oak has over 650 employees across its enterprise. See "Our Manager and the Management Agreement — The Management Agreement."

Legal Proceedings

          Neither we nor our Manager is currently subject to any legal proceedings that we or our Manager considers to be material. Nevertheless, at any time, industry-wide or company-specific regulatory inquiries or proceedings can be initiated and we cannot predict when or if any such regulatory inquiries or proceedings will be initiated that involve us, Angel Oak or our Manager.

Our Corporate Information

          Our principal executive offices are located at 3344 Peachtree Road NW, Suite 1725, Atlanta, Georgia 30326. Our telephone number is (404) 953-4900 and our website is             . The offices of Angel Oak, including our Manager, are located at the same address. Information on our website is not incorporated into this prospectus.

OUR STRUCTURE AND FORMATION

          We commenced operations in September 2018 and are organized as a Maryland corporation. Prior to the completion of this offering, the private placement and our formation transactions, all of our common stock is owned by Angel Oak Mortgage Fund, a private investment fund formed in February 2018, with an aggregate of $          million in equity commitments since commencement of operations, including an aggregate of $1.0 million in equity commitments made by Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, and Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies. Prior to the completion of this offering, the private placement and our formation transactions, our Manager serves as the general partner and investment manager of Angel Oak Mortgage Fund. Since commencement of operations, Angel Oak Mortgage Fund has conducted all of its investment activity through us.

          We have been organized and operate in conformity with the requirements for qualification as a REIT under the Code and intend to elect and qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2018. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We also intend to operate our business in a manner that will allow us to maintain our exclusion from regulation as an investment company under the Investment Company Act.

  Formation Transactions

          Prior to or concurrently with the completion of this offering and the private placement, we will engage in the following formation transactions that are designed to organize us as a holding company and effectuate this offering and the private placement.

  •
  We will amend and restate our charter and bylaws to reflect the provisions described in this prospectus.

  •
  We will declare a stock dividend that will result in the issuance of                 shares of our common stock to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering. The stock dividend will be payable immediately prior to the completion of this offering and the private placement. Investors in this offering will not be entitled to receive this stock dividend.

  •
  Angel Oak Mortgage Fund will distribute the                          shares of our common stock that it receives from us pursuant to the stock dividend referred to above to its partners pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus). We refer to the partners of Angel Oak Mortgage Fund, upon the distribution to such partners of the                          shares of our common stock referenced above by Angel Oak Mortgage Fund, as our "continuing investors."

  •
  We will enter into a registration rights agreement with our continuing investors with respect to resales of their shares of our common stock received in the distribution by Angel Oak Mortgage Fund referred to above.

  •
  We will enter into a registration rights agreement with our Manager and the members of senior management of Angel Oak participating in the private placement.

  •
  We will enter into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager in the future under our 20    Equity Incentive Plan.

  •
  We will enter into the management agreement with our Manager effective upon the completion of this offering.

  •
  We will repurchase the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.

  •
  We expect to grant an aggregate of                 shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan.

  Consequences of this Offering, the Private Placement and our Formation Transactions

          The following chart illustrates our anticipated organizational structure immediately upon the completion of this offering, the private placement and our formation transactions. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities (all percentages are calculated assuming (1) no exercise of the underwriters' over-allotment option and (2) an initial public offering price of $    per share, which is the mid-point of the price range indicated on the front cover page of this prospectus).

(1)
Represents an aggregate of                          shares of our common stock to be distributed to the partners of Angel Oak Mortgage Fund (excluding Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, Michael Fierman, the Chairman of our Board of Directors and a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies, and our Manager) (based on the mid-point of the price range indicated on the front cover page of this prospectus) pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund, following the issuance of                          shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend as part of our formation transactions. Does not reflect the holders of the 125 shares of our Series A preferred stock, with an aggregate liquidation preference of $125,000.

(2)
Represents (a) an aggregate of                 shares of our common stock to be purchased by certain members of senior management of Angel Oak in the private placement (assuming an initial public offering price of $    per share, which is the mid-point of the price range indicated on the front cover page of this prospectus), (b) an aggregate of                 shares of our common stock to be distributed to Sreeniwas Prabhu and Michael Fierman, in their capacities as limited partners in Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus), pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund, following the issuance of                          shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend as part of our formation transactions and (c) an aggregate of                 shares of restricted stock expected to be granted to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan. With respect to the private placement, the members of senior management of Angel Oak participating in the private placement will invest an aggregate of $     million in the private placement at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions).

(3)
Represents (a) an aggregate of                 shares of our common stock to be purchased by our Manager in the private placement (assuming an initial public offering price of $    per share, which is the mid-point of the price range indicated on the front cover page of this prospectus) and (b) an aggregate of                  shares of our common stock to be distributed to our Manager, in its capacity as the general partner of Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus), pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund, following the issuance of                          shares of our common stock by us to Angel Oak Mortgage Fund as a stock dividend as part of our formation transactions. With respect to the private placement, our Manager will invest $     million in the private placement at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions).

 MANAGEMENT

Our Directors, Director Nominees and Executive Officers

          Upon the completion of this offering, our Board of Directors will consist of seven members, including three current directors and the four director nominees named below, each of whom has been nominated for election and consented to serve. We believe a majority of our Board of Directors will meet the independence requirements of the NYSE. Our Board of Directors will be responsible for determining independence.

          The following sets forth certain information as of August 1, 2019 concerning the individuals who will be our directors and executive officers upon the completion of this offering:

Name	Age	Title
Directors
Michael Fierman	53	Chairman of our Board of Directors
Christine Jurinich†	48	Director
Greg Kennedy†	53	Director
#†		Director Nominee
*†		Director Nominee
*†		Director Nominee
*†		Director Nominee
Officers
Robert Williams	59	Chief Executive Officer and President
Brandon Filson**	39	Chief Financial Officer and Treasurer
Dory Black	43	General Counsel and Secretary

*
This individual has agreed to become a director upon the completion of this offering.

#
This individual has agreed to become a director and an audit committee member immediately following the pricing of this offering.

†
This individual is expected to be an independent director under the rules of the NYSE.

**
Our Chief Financial Officer and Treasurer, Brandon Filson, will be exclusively dedicated to us.

  Directors and Director Nominees

          Michael Fierman.    Mr. Fierman has served as one of our directors since June 2018 and will be appointed or elected the Chairman of our Board of Directors in connection with this offering. Mr. Fierman has served as a Managing Partner and Co-Chief Executive Officer at Angel Oak Companies since December 2014 and as a Managing Partner of Angel Oak Capital since May 2018. In this role, Mr. Fierman provides strategic direction and leadership to Angel Oak's various businesses, with a focus primarily on mortgage lending and asset management. Prior to Angel Oak Companies, in May 1998, Mr. Fierman co-founded SouthStar Funding, a national wholesale mortgage lender specializing in non-Agency mortgage products. From May 1998 to April 2007, while at SouthStar Funding, Mr. Fierman's direct responsibilities included oversight of the sales, operations and credit risk departments. Mr. Fierman holds a B.A. in Political Science from the University of Georgia.

          We believe that Mr. Fierman's familiarity with our operations, and his extensive experience in mortgage lending qualify him to serve on our Board of Directors.

          Christine Jurinich.    Ms. Jurinich has served as one of our directors since June 2018. Ms. Jurinich has served as a Principal of Winter Lane Partners, a business providing consulting services for high net worth directors located in the United States, since May 2019. Prior to Winter Lane Partners, Ms. Jurinich was a Partner and Director of Research at Offit Capital Advisors LLC ("Offit"), a company providing investment management services, from August 2009 to April 2018. Prior to joining Offit, Ms. Jurinich was a Managing Director from June 2002 to April 2009 at BlackRock Alternative Advisors, where she was a portfolio manager and oversaw all aspects of hedge fund due diligence and had significant client responsibilities. Ms. Jurinich holds a B.S. from Fordham University and an M.B.A. from New York University. She also holds the Chartered Financial Analyst designation.

          We believe that Ms. Jurinich's prior experience as an investment professional, including evaluating investment opportunities, qualifies her to serve on our Board of Directors.

          Greg Kennedy.    Mr. Kennedy has served as one of our directors since June 2018. Mr. Kennedy has 25 years of experience in client advising, capital raising and business building. He has transacted in both public and private markets across a wide range of industries, with extensive focus on financial services and technology companies. He is the Founder of Advection Growth Capital LLC, a merchant bank focused on investing in and advising high-growth companies, and has served as its Sole Member since May 2017. Prior to his role at Advection Growth Capital, he was the Senior Financial Advisor to NASA from January 2017 to March 2017. Prior to that, he served as Managing Director and Head of Private Solutions at UBS Investment Bank from March 2013 to June 2016, providing investment banking and wealth management solutions for private companies and their founders, owners and senior executives. Mr. Kennedy has also served in senior banking roles at Barclays, Credit Suisse and Morgan Stanley. Before investment banking, he worked as an Associate in the mergers and acquisitions practice at Sullivan & Cromwell LLP. Mr. Kennedy holds a B.A. in English from Stanford University and a J.D. with distinction from Stanford Law School.

          We believe that Mr. Kennedy's extensive experience in capital markets and advising businesses qualifies him to serve on our Board of Directors.

  Executive Officers

          Robert Williams.    Mr. Williams has served as our Chief Executive Officer and President since August 2019. Mr. Williams has also served as Managing Director of Angel Oak Capital since January 2018 and as the Chief Executive Officer of our Manager since August 2019. Mr. Williams has 30 years' experience as a finance professional holding various corporate leadership roles in banking, investment banking, mortgage banking and the energy sector for both national and international organizations. Prior to becoming our Chief Executive Officer and President, Mr. Williams was the Chief Financial Officer and Treasurer of New Residential Investment Corp. (NYSE: NRZ) and a Managing Director of FIG LLC, the external manager of New Residential Investment Corp. and an affiliate of Fortress Investment Group LLC, from February 2013 until November 2013. Prior to New Residential Investment Corp., Mr. Williams was Vice President at Occidental Petroleum Corporation from April 2009 until December 2012. Mr. Williams previously served as Treasurer of Washington Mutual Inc. from February 2005 until October 2008 and as President of Washington Mutual Inc. from October 2008 until May 2012. Prior to joining Washington Mutual Inc., Mr. Williams was a Senior Vice President with SunTrust Banks, Inc. and served in multiple capacities from January 1985 until January 2005, where he was head of fixed income trading and research and managed a team that handled all treasury capital market functions such as investment portfolio, funding and capital management. Mr. Williams holds a B.S. from Clemson University and an MBA from Furman University. Additionally, he holds a Chartered Financial Analyst designation.

          Brandon Filson.    Mr. Filson has served as our Chief Financial Officer since June 2018 and as our Treasurer since August 2019 and is responsible for our finance and accounting activities. Mr. Filson has also served as Chief Financial Officer, REIT of Angel Oak Capital since April 2018. Mr. Filson has over 15 years of experience in accounting and financial roles. Prior to joining us, from April 2013 to April 2018 Mr. Filson was the Vice President and Real Estate Controller of iStar Inc. (NYSE: STAR) and Safehold Inc. (NYSE: SAFE), formerly Safety, Income and Growth, Inc., both publicly-traded REITs. Mr. Filson worked in the financial services assurance practices of Grant Thornton LLP from January

2008 to April 2013 and of KPMG LLP from July 2006 to January 2008. Mr. Filson holds as MAcc and a B.B.A. in Accounting from the University of Georgia.

          Dory Black.    Ms. Black has served as our General Counsel and Secretary since March 2018. Ms. Black has also served as the General Counsel of Angel Oak Capital since 2014 and is responsible for all legal and compliance affairs. Previously, from 2003 to 2014, Ms. Black served as the Vice President and Associate General Counsel at GE Asset Management. Prior to GE Asset Management, from 2001 to 2003, Ms. Black worked at Dewey Ballantine LLP, where she represented private equity investors and pension funds making equity investments in various operating companies. Ms. Black has extensive experience in a variety of areas relating to the investment management business, including drafting and negotiating investment management agreements, forming U.S. and offshore investment funds and advising on regulatory issues in the United States and in foreign jurisdictions. Ms. Black holds a B.A. in English Literature from Brandeis University and earned a J.D., with Honors, from Emory University's School of Law graduating cum laude with High Honors.

Family Relationships

          There are no family relationships among any of our directors or executive officers.

Corporate Governance — Board of Directors and Committees

          Our business will be managed under the oversight and direction of our Board of Directors, which will establish investment guidelines for our Manager to follow in its day-to-day management of our business. The directors will be informed about our business at meetings of our Board of Directors and its committees and through supplemental reports and communications. The number of members of our Board of Directors will be determined from time to time by our Board of Directors, within the limits set forth in our bylaws. Upon the completion of this offering, our Board of Directors will consist of seven members. We believe a majority of our Board of Directors will meet the independence requirements of the NYSE. We expect our independent directors will meet regularly in executive sessions without the presence of our corporate officers.

          Our Board of Directors believes its members collectively have or will have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness and ability to devote the necessary time to board duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.

          One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors administers this oversight function directly, with support from its standing committees to be established in connection with this offering, our audit committee, our compensation committee and our nominating and corporate governance committee, each of which will address risks specific to its area of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our Manager takes, or is required to take, to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. Each of these committees will consist of three members, which members satisfy the NYSE's independence standards.

Moreover, our compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

          Additionally, our Board of Directors will establish an affiliated transactions committee in connection with this offering, which committee will consist of two of our independent directors. See "—Affiliated Transactions Committee" below. Our Board of Directors also may from time to time establish other committees to facilitate our Board of Directors' oversight over our management and business. The charter of each of our audit committee, our compensation committee and our nominating and corporate governance committee will be available on our website at                           upon the completion of this offering. Our website is not part of this prospectus.

  Audit Committee

          Our audit committee will be comprised of                          ,                           and                           , with                          serving as the committee's chairperson. We expect that our Board of Directors will determine that each of these members meets the independence criteria and has the qualifications set forth in the listing standards of the NYSE and Rule 10A-3 under the Exchange Act. We expect that our Board of Directors will designate                          as our audit committee financial expert within the meaning of Item 407(d)(5) of Regulation S-K under the Exchange Act, and will determine that                          has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

          Our audit committee, pursuant to its written charter, will, among other matters, oversee:

  •
  our financial reporting, auditing and internal control activities, including the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  our independent registered public accounting firm's qualifications and independence;

  •
  the performance of our internal audit function and independent registered public accounting firm; and

  •
  our overall risk exposure and management.

          Our audit committee will also be responsible for engaging our independent registered public accounting firm, reviewing with our independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by our independent registered public accounting firm, reviewing the independence and qualifications of our independent registered public accounting firm, considering the range of audit and non-audit fees earned by our independent registered public accounting firm and reviewing the adequacy of our internal accounting controls.

  Compensation Committee

          Our compensation committee will be comprised of                          ,                           and                           , with                          serving as the committee's chairperson. We expect that our Board of Directors will determine that all compensation committee members meet the independence criteria set forth in the listing standards of the NYSE and Rule 10C-1 under the Exchange Act.

          Our compensation committee, pursuant to its written charter, will, among other matters:

  •
  review the management agreement on an annual basis and the compensation and fees payable to our Manager under the management agreement and evaluate the performance of our Manager;

  •
  administer the issuance of any common stock issued to the personnel of our Manager who provide services to us;

  •
  review and approve on an annual basis the corporate goals and objectives relevant to Chief Executive Officer compensation, if any, evaluate our Chief Executive Officer's performance in light of such goals and objectives and, either as a committee or together with our independent directors (as directed by our Board of Directors), determine and approve the compensation, if applicable, of our Chief Executive Officer based on such evaluation;

  •
  review and oversee management's annual process for evaluating the performance of our officers and review and approve on an annual basis the compensation of our officers, if applicable;

  •
  review and approve the amount of any wages, salaries and benefits paid or reimbursed with respect to our dedicated Chief Financial Officer and Treasurer and a partially dedicated employee that our Manager provides to us;

  •
  oversee the annual review of our compensation plans, including our 20    Equity Incentive Plan;

  •
  assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking;

  •
  assist our Board of Directors and the Chairman in overseeing the development of executive succession plans; and

  •
  determine from time to time the compensation for our independent directors.

          Our compensation committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the sole authority to retain, on terms it deems appropriate, legal counsel and other experts, consultants or advisers as it deems appropriate, without obtaining the approval of our Board of Directors or management. Our compensation committee shall have the sole authority to select and retain a compensation consultant to assist in the evaluation of Chief Executive Officer compensation, if any.

  Nominating and Corporate Governance Committee

          Our nominating and corporate governance committee will be comprised of                          ,                           and                           , with                           serving as the committee's chairperson. We expect that our Board of Directors will determine that all nominating and corporate governance committee members meet the independence criteria set forth in the listing standards of the NYSE.

          Our nominating and corporate governance committee, pursuant to its written charter, will, among other matters:

  •
  provide counsel to our Board of Directors with respect to the organization, function and composition of our Board of Directors and its committees;

  •
  oversee the self-evaluation of our Board of Directors and our Board of Directors' evaluation of management;

  •
  periodically review and, if appropriate, recommend to our Board of Directors changes to, our corporate governance policies and procedures, and monitor the effectiveness of such guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct; and

  •
  identify and recommend to our Board of Directors potential director candidates for nomination.

  Affiliated Transactions Committee

          Our affiliated transactions committee will be comprised of             and             , who are two of our independent directors. Our affiliated transactions committee will, among other matters, be asked to review and consider the approval of our acquisition of any non-QM loans and any other target assets we intend to acquire from Angel Oak Mortgage Lending or any other affiliate of our Manager.

  Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board of Directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of ours.

Code of Business Conduct and Ethics

          Our Board of Directors will adopt a code of business conduct and ethics that applies to all of our directors, officers and employees (if any), and to all of the officers and employees of our Manager and its affiliates who provide services to us. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote the following:

  •
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

  •
  full, fair, accurate, timely and understandable disclosure in our communications with and reports to our stockholders, including reports filed with the SEC, and other public communications;

  •
  compliance with applicable governmental laws, rules and regulations;

  •
  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

  •
  accountability for adherence to the code of business conduct and ethics.

          Any waiver of the code of business conduct and ethics for our executive officers, directors or any employees may be made only by our nominating and corporate governance committee and will be promptly disclosed as required by law and NYSE regulations.

Corporate Governance Guidelines

          Our Board of Directors also will adopt corporate governance guidelines to advance the functioning of our Board of Directors and its committees and to set forth our Board of Directors' expectations as to how it and they should perform its and their respective functions.

Limitations on Liabilities and Indemnification of Directors and Officers

          For information concerning limitations of liability and indemnification applicable to our directors and officers, see "Certain Provisions of Maryland Law and of Our Charter and Bylaws — Indemnification and Limitation of Directors' and Officers' Liability."

Compensation of Directors

          The following table sets forth information for the year ended December 31, 2018 regarding the compensation awarded to, earned by or paid to our directors. During 2018, Mr. Fierman did not receive any compensation for his service as a member of our Board of Directors.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)	Stock Awards ($)(1)	Total ($)
Christine Jurinich	$7,153	(1)	—	—	$7,153
Greg Kennedy	$7,153	(1)	—	—	$7,153

(1)
Represents an annual cash retainer fee, prorated for the period of partial service during 2018. Prior to the completion of this offering, the private placement and our formation transactions, each non-affiliated director is entitled to receive a $25,000 annual cash retainer, and is also reimbursed for any reasonable travel, hotel and other related expenses properly incurred by them in attending meetings of the Board of Directors.

          Any member of our Board of Directors who is also an employee of our Manager, Angel Oak or their respective affiliates will not receive additional compensation for serving on our Board of Directors. Following the completion of this offering, the private placement and our formation transactions, each independent director is expected to receive an annual cash retainer of $             and a fee of $             for each meeting of our Board of Directors and committee meeting attended ($             if the meeting is attended telephonically), subject to an annual cap of $             on meeting fees. In addition, each independent director who serves on the audit committee, the compensation committee, the nominating and corporate governance committee or the affiliated transactions committee will receive an additional annual cash retainer of $             , $             , $             and $             , respectively. The Chairman of each of our Board of Directors, our audit committee, our compensation committee and our nominating and corporate governance committee is expected to receive an additional annual cash retainer of $             , $             , $             and $             , respectively. We will reimburse our directors for their travel expenses incurred in connection with their attendance at full board and committee meetings.

          In addition, we expect to grant to each director an initial grant of                          shares of restricted stock in connection with this offering under our 20    Equity Incentive Plan, which shares will vest in full on the                          -year anniversary of the date of grant. Our 20    Equity Incentive Plan also provides that any independent director elected or appointed to our Board of Directors for the first time following the completion of this offering will receive a one-time grant of $             of shares of restricted stock on the date of election or appointment, which shares will vest in full on the                          -year anniversary of the date of grant. Our directors will also be eligible to receive other awards under our 20     Equity Incentive Plan.

Executive Compensation

          Because the management agreement provides that our Manager is responsible for managing our affairs, our officers, who are employees of Angel Oak, including our Manager, do not receive cash compensation from us for serving as our officers (other than as may be provided under the 20    Equity Incentive Plan described below or as provided below) and our Manager is responsible for all costs incident to the performance of its duties under the management agreement, including compensation of our Manager's officers and employees. In their capacities as officers or personnel of our Manager or Angel Oak, other than those that may be dedicated to us, such team will be required to devote as much time to us as our Manager deems necessary and appropriate commensurate with the level of our activity. The management agreement requires our Manager to provide us with a dedicated Chief Financial Officer and Treasurer and a partially dedicated employee. Our Manager will be entitled to reimbursement for costs of the wages, salaries and benefits incurred by our Manager for our dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to the partially dedicated employee based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $             per annum. Such employee will be a member of the whole loans team overseeing among other matters, decisions concerning selection of collateral for contribution to securitizations. The amount of any wages, salaries and benefits paid or reimbursed with respect to our dedicated Chief Financial Officer and Treasurer and the partially dedicated employee that our Manager provides to us will be subject to the approval of our compensation committee. Our Manager has informed us that Brandon Filson will serve as our dedicated Chief Financial Officer and Treasurer.

20     Equity Incentive Plan

          Prior to the completion of this offering, our Board of Directors and our current stockholders are expected to approve and adopt the 20    Equity Incentive Plan. The expected terms of the 20    Equity Incentive Plan are as follows.

  Purpose

          The purposes of the 20    Equity Incentive Plan are to afford an incentive to (1) our directors, officers, employees and consultants and (2) our Manager and the members, directors, trustees, officers and employees of our Manager or its affiliates and other entities that provide services to us and the employees of such entities, to continue (if applicable) as our directors, officers and employees, to continue their service to us, to increase their efforts on our behalf and to promote the success of our business.

  Administration of Our 20     Equity Incentive Plan

          Our 20    Equity Incentive Plan will be administered by our compensation committee (the "Administrator").

          Subject to the terms of our 20    Equity Incentive Plan, the Administrator has the authority to grant awards, select the recipients of awards and determine, among other things, the following:

  •
  the type and number of awards to be granted;

  •
  the number of shares of our common stock to which an award may relate and the terms, conditions, restrictions and performance criteria relating to any award;

  •
  whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited, exchanged, or surrendered;

  •
  whether to make adjustments in the terms and conditions of awards;

  •
  the terms and provisions of the award agreements; and

  •
  all other determinations deemed necessary or advisable for the administration of our 20    Equity Incentive Plan.

  Eligibility

          The Administrator may grant awards to (1) our directors, officers, employees and consultants and (2) our Manager and the members, directors, trustees, officers and employees of our Manager or its affiliates and other entities that provide services to us and the employees of such entities.

  Share Authorization

          The maximum number of shares of our common stock reserved for issuance under our 20    Equity Incentive Plan is                           shares, subject to adjustment upon the occurrence of certain adjustment events as described below. Any shares of our common stock subject to an award granted under our 20    Equity Incentive Plan that is forfeited, cancelled, exchanged, surrendered, settled in cash or if an award terminates or expires without the issuance of shares to the participant, or if shares are surrendered or withheld by us as payment of either the exercise price of an award and/or withholding taxes in respect of an award, will again become available for issuance under our 20     Equity Incentive Plan.

  Types of Awards

  Options

          An option entitles a participant the right to purchase shares of our common stock. The Administrator will determine the exercise price for an option, which may not be less than 100% of the fair market value of the shares of our common stock underlying the option determined on the date of grant. The exercise price for shares of our common stock subject to an option may be paid in cash or by an exchange of shares of our common stock previously owned by a participant, through a "broker cashless exercise" procedure approved by the Administrator (to the extent permitted by law) or a combination of the above, in any case in an amount having a combined value equal to such exercise price. The terms and conditions, including the applicable exercise period, for each option award will be set forth in the applicable award agreement. The latest date on which an option may be exercised will be ten years after its date of grant.

  SARs

          A stock appreciation right ("SAR") represents an unfunded and unsecured promise to deliver shares of our common stock, cash or other awards equal in value to the excess, if any, of the fair market value per share over the base price per share of the SAR. The Administrator will determine the base price per share of an SAR, but in no event shall the per share base price of any SAR be less than 100% of the fair market value of a share of our common stock on the date of grant. The terms and conditions, including the applicable exercise period, for each SAR award will be set forth in the applicable award agreement. The latest date on which an SAR may be exercised will be ten years after its date of grant.

  Restricted Stock and Restricted Stock Units

          A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the Administrator (including zero), that is subject to restrictions on transferability and other restrictions, as the Administrator may impose at the date of grant or thereafter, until specific conditions or goals are met. Conditions are typically based on continuing employment. During the period of restriction, participants holding restricted stock shall have full voting and dividend rights with respect to such shares of our common stock. Participants holding restricted stock units may be entitled to receive payments equivalent to any dividends declared with respect to the shares of our common stock referenced in the grant of the restricted stock units. The restrictions will lapse in accordance with a schedule or other conditions determined by the Administrator.

  Other Share-Based Awards

          The Administrator is authorized to grant awards to participants in the form of other stock-based awards, as deemed by the Administrator to be consistent with the purposes of our 20    Equity Incentive Plan. These awards may be granted with vesting, value and/or payment contingent upon the attainment of one or more performance goals. The Administrator shall determine the terms and conditions of such awards at the date of grant or thereafter.

  General Provisions

  Transferability

          Unless otherwise provided in an award agreement, awards granted under our 20    Equity Incentive Plan are generally nontransferable (other than by will or the laws of descent and distribution).

  Certain Adjustments

          If any change is made in the shares of our common stock subject to our 20    Equity Incentive Plan, or subject to any award agreement under our 20    Equity Incentive Plan, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in our 20    Equity Incentive Plan.

  Change in Control

          Subject to the terms of the applicable award agreement, upon a "change in control" (as defined in our 20    Equity Incentive Plan), our Board of Directors may, in its discretion, determine whether some or all outstanding options and SARs will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our Board of Directors may further require that stock of the entity resulting from such a change in control, or a parent thereof, be substituted for some or all of the shares of our common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of stock of the entity resulting from or succeeding us or a combination of both cash and such shares of stock. In addition, if awards under our 20    Equity Incentive Plan are not assumed, continued or substituted in connection with such change in control, any then-unvested and outstanding awards shall immediately and automatically become fully vested, exercisable and free of transfer restrictions. The Administrator may also make additional adjustments and/or settlements of outstanding awards as it deems appropriate and consistent with the purposes of our 20    Equity Incentive Plan.

  Amendment and Termination

          Our Board of Directors may at any time and from time to time terminate, amend, modify or suspend our 20    Equity Incentive Plan in whole or in part; provided, however, that unless otherwise determined by our Board of Directors, an amendment that requires stockholder approval in order for our 20    Equity Incentive Plan to comply with any law, regulation, accounting standards or stock exchange requirement shall not be effective unless approved by the requisite vote of stockholders. The 20                 Equity Incentive Plan will terminate as of the first annual meeting of our stockholders that occurs following the ten-year anniversary of its approval by our Board of Directors. The Administrator may at any time and from time to time amend any outstanding award in whole or in part. However, no amendment or modification to or suspension or termination of our 20    Equity Incentive Plan or amendment of any award may materially impair any of the rights of any participant, without such participant's consent, under any award theretofore granted under our 20    Equity Incentive Plan.

  Initial Awards

          We expect to grant an aggregate of                          shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity

Incentive Plan. These shares will vest in full on the                          -year anniversary of the date of grant. We expect to have             shares of our common stock reserved for future issuance under our 20    Equity Incentive Plan upon the completion of this offering, the private placement and our formation transactions.

          Our 20    Equity Incentive Plan also provides that any independent director elected or appointed to our Board of Directors for the first time following the completion of this offering will receive a one-time grant of $             of shares of restricted stock on the date of election or appointment, which shares will vest in full on the                          -year anniversary of the date of grant.

OUR MANAGER AND THE MANAGEMENT AGREEMENT

Overview

          We will be externally managed and advised by our Manager, an affiliate of Angel Oak Capital, pursuant to the management agreement that will be effective upon the completion of this offering. All of our officers also serve as officers, employees and/or directors of Angel Oak or our Manager. Our Manager is responsible for administering our business activities and day-to-day operations and relies on the resources of Angel Oak Capital to support our operations. The executive offices of our Manager are located at 3344 Peachtree Road NE, Suite 1725, Atlanta, Georgia 30326 and the telephone number of our Manager's executive offices is (404) 953-4900.

Our Manager's and Angel Oaks' Officers

          The following sets forth certain information as of August 1, 2019 with respect to the officers and employees of our Manager or Angel Oak:

Name	Age	Positions held with our Manager or Angel Oak
Sreeniwas Prabhu	45	Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and President of our Manager
Michael Fierman	53	Managing Partner and Co-Chief Executive Officer of Angel Oak Companies
Namit Sinha	42	Head of Mortgage Strategies at Angel Oak
Robert Williams	59	Managing Director of Angel Oak Capital and Chief Executive Officer of our Manager
Brandon Filson	39	Chief Financial Officer, REIT of Angel Oak Capital
Dory Black	43	General Counsel of Angel Oak Capital

          Sreeniwas Prabhu.    Mr. Prabhu has served as a Managing Partner, Co-Chief Executive Officer and Chief Investment Officer at Angel Oak Capital since 2008 and as President of our Manager since August 2019. In this role, Mr. Prabhu is responsible for the overall strategy of the firm. Prior to Angel Oak Capital, from 2005 to 2008, Mr. Prabhu was the Chief Investment Officer at Washington Mutual Bank in Seattle. He was also part of the macro asset strategy team at the bank. From 2001 to 2005, Mr. Prabhu worked at SunTrust Banks, Inc. in Atlanta, where he was responsible for investment strategies and served as Head Portfolio Manager for its commercial mortgage-backed securities portfolio. Mr. Prabhu holds a B.B.A. in Economics from Georgia College and State University and an M.B.A. in Finance from Georgia State University.

          Michael Fierman.    See "Management — Our Directors, Director Nominees and Executive Officers — Directors and Director Nominees" for biographical information regarding Mr. Fierman.

          Namit Sinha.    Mr. Sinha has served as Head of Mortgage Strategies at Angel Oak since 2018. In this role, Mr. Sinha focuses on managing non-QM loan investments for Angel Oak's investment strategies, as well as evaluating opportunities in other areas such as jumbo prime mortgage loans, distressed residential loans, small balance commercial loans and MSRs. Mr. Sinha has over 15 years of experience in fixed income products, including structured credit. Prior to Angel Oak, from 2014 to 2018, Mr. Sinha served as Senior Vice President at Canyon Capital, where he set up the distressed residential loan trading business in addition to covering its structured products operations. Prior to joining Canyon Capital, from 2011 to 2014, Mr. Sinha worked at Nomura Holdings, Inc. as Executive Director of Mortgage Trading and was involved in the acquisition and financing of non-performing loans, re-performing loans, non-QM loans and jumbo prime mortgage loans. Prior to that, Mr. Sinha worked at both Barclays, from 2008 to 2011, and Lehman Brothers, from 2002 to 2008, as a non-Agency whole loans trader. Mr. Sinha holds a B.Tech. from the Indian Institute of Technology Bombay in Mumbai, India and an M.S. from Rutgers University.

          Robert Williams.    See "Management — Our Directors, Director Nominees and Executive Officers — Executive Officers" for biographical information regarding Mr. Williams.

          Brandon Filson.    See "Management — Our Directors, Director Nominees and Executive Officers — Executive Officers" for biographical information regarding Mr. Filson.

          Dory Black.    See "Management — Our Directors, Director Nominees and Executive Officers — Executive Officers" for biographical information regarding Ms. Black.

The Management Agreement

          On September 18, 2018, we and Angel Oak Mortgage Fund entered into the pre-IPO management agreement with our Manager. Upon the completion of this offering, the private placement and our formation transactions, the pre-IPO management agreement will terminate, and we will enter into a new management agreement with our Manager that will be effective upon the completion of this offering. We refer to the new management agreement with our Manager as the "management agreement."

          Pursuant to the management agreement, our Manager will be required to manage our business affairs in conformity with the investment guidelines that are approved and monitored by our Board of Directors. Our Manager will be subject to the supervision and oversight of our Board of Directors, the terms and conditions of the management agreement and such further limitations or parameters as may be imposed from time to time by our Board of Directors. Our Manager will be responsible for: (1) the identification, selection, purchase and sale of all of our investments; (2) our financing and risk management activities; (3) providing us with investment advisory services; and (4) providing us with a management team and appropriate personnel. In addition, our Manager will be responsible for our day-to-day operations and will perform (or cause to be performed) such services and activities relating to our assets and operations, including our investments and their financing, as may be necessary or appropriate, including, without limitation:

  •
  serving as our consultant with respect to the periodic review of our investment guidelines and other policies and criteria for our other borrowings and operations, any modification to which will be approved by a majority of our entire Board of Directors (including a majority of our independent directors);

  •
  serving as our consultant with respect to the identification, investigation, evaluation, analysis, underwriting, selection, purchase, origination, negotiation, structuring, monitoring, hypothecating, pledging or otherwise disposing of our investments consistent in all material respects with our investment guidelines;

  •
  serving as our consultant with respect to decisions regarding any of our financings, securitizations and hedging activities undertaken by us or our subsidiaries, including (1) assisting us in developing criteria for debt and equity financing that is specifically tailored to our investment objective, (2) advising us with respect to obtaining appropriate short-term financing arrangements for our investments and pursuing a particular arrangement for each individual investment, if necessary, and (3) advising us with respect to pursuing and structuring long-term financing alternatives for our investments, in each case consistent with our investment policies;

  •
  serving as our consultant with respect to arranging for any issuance of mortgage-backed securities from pools of mortgage loans or mortgage-backed securities owned by us;

  •
  representing and making recommendations to us in connection with the purchase and finance and commitment to purchase and finance investments and the sale and commitment to sell such investments;

  •
  negotiating and entering into, on our behalf, credit finance agreements, repurchase agreements, securitizations, commercial paper, interest rate swap agreements, warehouse facilities and all other agreements and instruments required for us to conduct our business;

  •
  with respect to any prospective investment by us and any sale, exchange or other disposition of any investment by us, including the accumulation of assets for securitization and conducting negotiations on our behalf with real estate brokers, sellers and purchasers and their respective agents, representatives and investment bankers and owners of privately and publicly held real estate companies;

  •
  evaluating and recommending to us hedging strategies and engaging in hedging activities on our behalf that are consistent with such strategies, as so modified from time to time, and with our qualification as a REIT and with our investment guidelines;

  •
  making available to us its knowledge and experience with respect to mortgage loans, mortgage-related securities, real estate, real estate securities and other real estate-related assets;

  •
  providing us with portfolio management;

  •
  investing and re-investing any of our funds (including in short-term investments) and advising us as to our capital structure and capital-raising activities;

  •
  monitoring the operating performance of our investments and providing periodic reports with respect thereto to our Board of Directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

  •
  engaging and supervising, on our behalf and at our expense, independent contractors that provide real estate, investment banking, credit analysis, risk management services, asset management services, mortgage brokerage, securities brokerage, appraisal, engineering, environmental, seismic, insurance, legal, accounting, transfer agent, registrar, leasing, master servicing, special servicing, due diligence, underwriting review and such other services as may be required relating to our operations, including our investments (or potential investments);

  •
  coordinating and supervising, on our behalf and at our expense, other third party service providers to us;

  •
  coordinating and managing operations of any joint venture or co-investment interests held by us and conducting all matters with any joint venture or co-investment partners;

  •
  providing executive and administrative personnel, office space and office services required in rendering services to us;

  •
  performing and supervising the performance of administrative functions necessary in our management as may be agreed upon by our Manager and our Board of Directors, including, without limitation, the services in respect of any equity incentive plans, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate information technology services to perform such administrative functions;

  •
  furnishing reports and statistical and economic research to us regarding our activities and services performed for us by our Manager;

  •
  counseling us in connection with policy decisions to be made by our Board of Directors;

  •
  communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading exchanges or markets and to maintain effective relations with such holders, including website maintenance, logo design, analyst presentations, investor conferences and annual meeting arrangements;

  •
  counseling us regarding the maintenance of our exclusion from status as an investment company under the Investment Company Act, monitoring compliance with the requirements for maintaining such exclusion and using commercially reasonable efforts to cause us to maintain our exclusion from such status;

  •
  assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and all reports and documents, if any, required under the Exchange Act, the Securities Act and by the NYSE;

  •
  in connection with any ongoing obligations under the Sarbanes-Oxley Act, the Exchange Act, the Dodd-Frank Act and other applicable law, engaging and supervising, on our behalf and at our sole cost and expense, third party consultants and other service providers to assist us in complying with the requirements of the Sarbanes-Oxley Act, the Exchange Act, the Dodd-Frank Act and other applicable law;

  •
  counseling us regarding the maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and U.S. Treasury regulations thereunder and using commercially reasonable efforts to cause us to qualify as a REIT;

  •
  causing us to retain qualified independent accountants and legal counsel, as applicable, to (1) assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and TRSs and (2) conduct quarterly compliance reviews with respect thereto;

  •
  taking all necessary actions to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent necessary under the Code and U.S. Treasury regulations applicable to REITs;

  •
  causing us and each of our subsidiaries to qualify to do business in all jurisdictions in which such qualification is required or advisable and to obtain and maintain all appropriate licenses;

  •
  using commercially reasonable efforts to cause us to comply with all applicable laws;

  •
  handling and resolving on our behalf all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our Manager or its affiliates), subject to such limitations or parameters as may be imposed from time to time by our Board of Directors;

  •
  arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

  •
  using commercially reasonable efforts to cause expenses incurred by or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by our Board of Directors from time to time; and

  •
  performing such other services as may be required from time to time for the management and other activities relating to our operations, including our investments, as our Board of Directors reasonably requests or our Manager deems appropriate under the particular circumstances.

          Pursuant to the terms of the management agreement, our Manager will be obligated through Angel Oak to supply us with our management team, including a Chief Executive Officer and President, Chief Financial Officer and Treasurer and General Counsel and Secretary or similar positions, along with appropriate support personnel, to provide the management services to be provided by our Manager to us as described in the management agreement. Members of that team, other than those that may be dedicated to us, will be required to devote as much time to us as our Manager deems necessary and appropriate commensurate with the level of our activity. The management agreement requires our Manager to provide us with a dedicated Chief Financial Officer and Treasurer and a partially dedicated employee. Our Manager will be entitled to reimbursement for costs of the wages, salaries and benefits incurred by our Manager for our dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to the partially dedicated employee based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $             per annum. Such employee will be a member of the whole loans team overseeing among other matters, decisions concerning selection of collateral for contribution to securitizations. The amount of any wages, salaries and benefits paid or reimbursed with respect to our dedicated Chief Financial Officer and Treasurer and the partially dedicated employee that our Manager provides to us will be subject to the approval of our compensation committee. Our Manager has informed us that Brandon Filson will serve as our dedicated Chief Financial Officer and Treasurer.

          The "Angel Oak" brand, trademark and logo will be licensed to us during the term of the management agreement.

          Our Manager will not assume any responsibility other than to provide the services specified in the management agreement in good faith and will not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. None of our Manager or its affiliates or their respective managers, officers, directors, trustees, employees or members or any person providing sub-advisory services to our Manager will be liable to us, any of our subsidiaries, our Board of Directors, our stockholders or any subsidiary's interest holders for any acts or omissions performed under the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under the management agreement. We have agreed to indemnify our Manager and its affiliates and their respective managers, officers, directors, trustees, employees and members and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of or arising from such person's acts or omissions performed in good faith under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under the management agreement. Our Manager has agreed to indemnify us and our directors, officers and stockholders and each person, if any, controlling us with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of or arising from any acts or omissions under the management agreement constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under the management agreement or any claims by our Manager's employees relating to the terms and conditions of their employment by our Manager. Our Manager will maintain reasonable and customary "errors and omissions" and other customary insurance coverage upon the completion of this offering.

          Our Manager is required to refrain from any action that, in its sole judgment made in good faith, (1) is not in compliance with our investment guidelines, (2) would adversely affect our qualification as a REIT under the Code or our status as an entity excluded from investment company status under the Investment Company Act, or (3) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or of any exchange on which our securities may be listed or that would otherwise not be permitted by our charter or bylaws. Our Manager, its affiliates and their respective managers, officers, directors, trustees, employees and members and any person providing sub-advisory services to our Manager will not be liable to us, our Board of Directors or our stockholders for any act or omission by such persons except as provided in the management agreement.

  Term and Termination

          The management agreement may be amended or modified by agreement between us and our Manager. The initial term of the management agreement will expire on                 , 20    and will be automatically renewed for a one-year term on such date and on each anniversary of such date thereafter unless terminated as described below. The management agreement does not limit the number of renewal terms. However, our independent directors will review our Manager's performance and the management fees annually and, following the initial term, the management agreement may be terminated annually by us without cause upon the affirmative vote of at least two-thirds of our independent directors or by a vote of the holders of at least two-thirds of the outstanding shares of our common stock (other than those shares held by our Manager or any affiliate), in each case based upon (1) unsatisfactory performance by our Manager that is materially detrimental to us or, (2) our determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We must provide 180 days' prior written notice of any such termination. Our Manager will be paid a termination fee for (1) our termination of the management agreement without "cause," as defined in the management agreement or (2) our Manager's termination of the management agreement upon our default in the performance of any material term of the management agreement, equal to three times the sum of (a) the average annual base management fee and (b) the average annual (or, if the period is less than 24 months, annualized) incentive fee earned by our Manager during the prior 24-month period before termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

          We may also terminate the management agreement without payment of any termination fee to our Manager, upon at least 30 days' prior written notice from our Board of Directors, at any time for "cause" as defined in the management agreement as determined by a majority of our independent directors. Such events include:

  •
  our Manager's continued material breach of any provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

  •
  our Manager's fraud, misappropriation of funds or embezzlement against us;

  •
  our Manager's gross negligence in the performance of its duties under the management agreement;

  •
  the commencement of any proceeding relating to our Manager's bankruptcy or insolvency;

  •
  a conviction of our Manager (including a plea of nolo contendere) of a felony;

  •
  the dissolution of our Manager;

  •
  a change in control of our Manager (as defined in the management agreement); or

  •
  our Manager is unable under applicable law or regulation to perform its obligations under the management agreement.

Cause does not include unsatisfactory performance, even if that performance is materially detrimental to us.

          Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act, with termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee to our Manager. Furthermore, our Manager may decline to renew the management agreement by providing us with 180 days' prior written notice, in which case we would not be required to pay a termination fee to our Manager. Our Manager may also terminate the management agreement upon at least 60 days' prior written notice if we default in the performance of any material term of the management agreement and the default continues for a period of 30 days after written notice to us, whereupon we would be required to pay to our Manager the termination fee described above.

          We may not assign our rights or responsibilities under the management agreement without the prior written consent of our Manager, except in the case of an assignment to another REIT or other organization which is our successor, in which case such organization shall be bound by the terms of such assignment in the same manner as we are bound under the management agreement. Our Manager may generally only assign the management agreement with the approval of a majority of our independent directors. Our Manager, however, may assign certain of its duties under the management agreement to any of its affiliates without the approval of our independent directors if such assignment does not require our approval under the Advisers Act.

  Base Management Fees, Incentive Fees and Reimbursement of Expenses

          We have no separate facilities and are completely reliant on our Manager to manage our day-to-day operations. A base management fee is payable quarterly in arrears in cash, and the incentive fee is payable quarterly in arrears in cash. Our Manager may also be entitled to certain expense reimbursements as described below. Expense reimbursements to our Manager are payable quarterly.

  Base Management Fee

          Our Manager will be entitled to a base management fee equal to 1.50% per annum of our Equity, calculated and payable quarterly in arrears in cash. For purposes of calculating the base management fee, our "Equity" means (1) the sum of (a) the net proceeds received by us (or, without duplication, our subsidiaries) from all issuances of our or our subsidiaries' equity securities since inception (allocated on a pro rata basis for such issuances during the calendar quarter of any such issuance), plus (b) our cumulative Core Earnings for the period commencing on the completion of this offering to the end of the most recently completed calendar quarter, (2) less (a) any distributions to our stockholders (or owners of our subsidiaries (other than us or any of our subsidiaries)) following the completion of this offering, (b) any amount that we or any of our subsidiaries have paid to repurchase our common stock or common equity securities of our subsidiaries following the completion of this offering and (c) any incentive fee (as described below) earned by our Manager following the completion of this offering. All items in the foregoing sentence (other than clause (1)(b)) are calculated on a daily weighted average basis. The amount of net proceeds received will be subject to the determination of our Board of Directors to the extent such proceeds are other than cash.

          Our Manager's base management fee will be calculated by our Manager within 30 days after the end of each fiscal quarter and such calculation shall be promptly delivered to us. We are obligated to pay the base management fee in cash within five business days after delivery to us of our Manager's written statement setting forth the computation of the base management fee for such quarter.

          Our Manager will earn a larger management fee as a result of future offerings of our securities to the extent our Equity increases. Our Equity, for purposes of calculating the base management fee, could be greater or less than the amount of stockholders' equity shown on our financial statements.

  Incentive Fee

          Our Manager will be entitled to an incentive fee, which is calculated and payable in cash with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears in an amount, not less than zero, equal to the excess of (1) the product of (a) 15% and (b) the excess of (i) our Core Earnings for the previous 12-month period, over (ii) the product of (A) our Equity in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period. Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) allocable to common stockholders excluding (1) unrealized gains on the aggregate portfolio, (2) impairment losses, (3) extinguishment of debt, (4) non-cash equity compensation expense, (5) the incentive fee earned by our Manager and (6) certain other non-recurring gains or losses determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors.

          For the initial four quarters following this offering, Core Earnings will be calculated on the basis of each of the previously completed quarters on an annualized basis. Core Earnings for the initial quarter will be calculated from the settlement date of this offering on an annualized basis.

          For purposes of calculating the incentive fee, to the extent we have a net loss in Core Earnings from a period prior to the rolling four-quarter period that has not been offset by Core Earnings in a subsequent period, such loss will continue to be included in the rolling four-quarter calculation until it has been fully offset.

          Our ability to achieve returns in excess of the threshold noted above in order for our Manager to earn the incentive fee described in the preceding paragraphs are dependent upon the level and volatility of interest rates, our ability to react to changes in interest rates and to utilize successfully the operating strategies described herein, and other factors, many of which are not within our control.

          Our Manager will compute the quarterly incentive fee within 30 days after the end of each fiscal quarter, and we will pay the quarterly incentive fee with respect to each fiscal quarter within five business days following the delivery to us of our Manager's written statement setting forth the computation of the incentive fee for such quarter.

  Reimbursement of Expenses

          We will pay all our operating expenses, except those specifically required to be borne by our Manager under the management agreement. The expenses required to be paid by us include, but are not limited to,

  •
  expenses in connection with any issuance of securities by us (other than this offering and the private placement),

  •
  transaction costs incident to financings, including securitizations, and to the acquisition, origination, disposition, modification, financing and refinancing of our investments,

  •
  costs and expenses incurred in contracting third parties for the servicing and special servicing of our assets,

  •
  legal, audit, accounting, tax, consulting and administrative fees and expenses provided that, if provided by our Manager's personnel, in amounts which (1) are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's length basis and (2) to the extent the same do not fall within the parameters of the management agreement, are approved by a majority of our independent directors,

  •
  the compensation and expenses of our independent directors and the expenses of all of our directors,

  •
  the compensation of our employees (if any),

  •
  the allocable share of cost of liability insurance under a universal insurance policy covering us, our Manager and other Angel Oak entities, or under a separate insurance policy covering us, to indemnify our officers and directors,

  •
  the costs associated with our establishment and maintenance of any credit facilities and other financing arrangements (including commitment fees, accounting fees, legal fees, closing costs and similar expenses),

  •
  expenses relating to the payment of dividends,

  •
  expenses connected with communications to holders of our securities and in complying with the continuous reporting and other requirements of the SEC and other governmental bodies, transfer agents and exchange listing fees,

  •
  the cost of printing and mailing proxies and reports to our stockholders,

  •
  settlement, clearing, and custodial fees and expenses relating to us,

  •
  the costs of maintaining compliance with all U.S. federal, state, local and applicable regulatory body rules and regulations (as such costs relate to us),

  •
  expenses relating to any office or office facilities, including disaster backup recovery sites and facilities, maintained for us separate from offices of our Manager,

  •
  costs incurred by personnel of our Manager for travel on our behalf,

  •
  costs of the wages, salaries and benefits associated with a dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to a partially dedicated employee based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $             per annum, subject to the approval of our compensation committee,

  •
  costs associated with any computer software or hardware, electronic equipment, or purchased information technology services from third-party vendors that is used primarily for us,

  •
  all taxes and license fees,

  •
  all insurance costs incurred by us,

  •
  any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against us, or against any director or officer of ours in his or her capacity as such for which we are required to indemnify such director or officer by any court or governmental agency, and

  •
  all other expenses actually incurred by our Manager that are reasonably necessary for the performance by our Manager of its duties and functions under the management agreement. We will not reimburse our Manager for the salaries and other compensation of its personnel, other than with respect to a dedicated Chief Financial Officer and Treasurer and a partially dedicated employee that our Manager provides to us (as described above) or where our Manager is reimbursed for performing certain legal, accounting, or other services (as described below) that would otherwise be performed by outside professionals or outside consultants on our behalf.

          In addition, we will be required to pay our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Manager and its affiliates required for our operations. We and our Manager will modify this allocation methodology, subject to our Board of Directors' approval, if the allocation becomes inequitable.

          Under the management agreement, our Manager is responsible for the compensation and other related expenses of all personnel who perform services for us pursuant to the management agreement, except for the wages, salaries and benefits associated with a dedicated Chief Financial Officer and Treasurer that our Manager provides to us and a pro rata portion of the costs of the wages, salaries and benefits incurred by our Manager with respect to a partially dedicated employee that our Manager provides to us based on the percentage of such person's working time spent on matters related to us in an amount not to exceed $             per annum, subject to the approval of our compensation committee. However, our Manager may perform certain legal, accounting, due diligence, asset management, securitization, property management, brokerage, leasing and other services that outside professionals or outside consultants otherwise would perform on our behalf and would be entitled to be reimbursed or paid for the cost of performing such tasks, in amounts which (1) are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's length basis and (2) to the extent the same do not fall within the parameters of the management agreement, are approved by a majority of our independent directors. Our

Manager may retain third parties, including accountants, legal counsel, real estate underwriters, brokers or others on our behalf, and will be reimbursed for the costs and expenses of such services.

SEC Order

          In February 2017, the SEC accepted an offer of settlement from Angel Oak Capital Partners, LLC ("AOCP"), an affiliate of our Manager, and entered an administrative order against it. The order, while recognizing that AOCP did not admit or deny any findings, concluded that AOCP operated as a broker-dealer from March 2010 until October 2014 without registering with the SEC. The SEC found that AOCP entered into an agreement with a third party in late 2009 for the purpose of conducting a securities business, without registering as a broker-dealer. Traders employed by AOCP in its securities business were registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") as registered representatives of such third party, and AOCP and the third party split the commission revenue generated as a result of AOCP trading activities. The SEC determined that AOCP and its owners or employees — who were not registered as broker-dealers or associated with a registered broker-dealer — were involved in the operations of the securities business and made key decisions regarding the business. As reflected in the order, the SEC accepted AOCP's offer to disgorge profits received from the operation of $3,054,288 plus interest, to pay a penalty of $375,000 and to cease and desist from that activity. The SEC further accepted an offer of settlement from Sreeniwas Prabhu, Managing Partner, Co-Chief Executive Officer and Chief Investment Officer of Angel Oak Capital and the President of our Manager, and another employee, based on the allegations of the SEC that they caused AOCP to operate as an unregistered broker dealer. They both agreed to a cease and desist order and an administrative penalty of $40,000 each.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pre-IPO Management Agreement

          On September 18, 2018, we and Angel Oak Mortgage Fund entered into the pre-IPO management agreement with our Manager. Pursuant to the pre-IPO management agreement, our Manager is entitled to receive a management fee equal to 0.375% (1.50% per annum) of the Actively Invested Capital of the limited partners in Angel Oak Mortgage Fund (as defined in the limited partnership agreement of Angel Oak Mortgage Fund). From September 18, 2018 to December 31, 2018, we incurred a management fee payable to our Manager of $101,000. From January 1, 2019 to March 31, 2019, we incurred a management fee payable to our Manager of $186,000. Upon the completion of this offering, the private placement and our formation transactions, the pre-IPO management agreement will terminate, and we will enter into a new management agreement with our Manager that will be effective upon the completion of this offering.

Management Agreement

          Upon the completion of this offering, the private placement and our formation transactions, the pre-IPO management agreement will terminate, and we will enter into the new management agreement with our Manager. The initial term of the management agreement will expire on                      , 20    and will be automatically renewed for a one-year term on such date and on each anniversary of such date thereafter unless terminated. Under the management agreement, our Manager will be entitled to receive a base management fee, an incentive fee based on certain performance criteria, a termination fee in certain cases and reimbursement of certain expenses as described in the management agreement. See "Our Manager and the Management Agreement" for more information regarding the services our Manager provides to us and the fees we are required to pay to our Manager.

Formation Transactions

          Prior to or concurrently with the completion of this offering and the private placement, we will engage in the following formation transactions that are designed to organize us as a holding company and effectuate this offering and the private placement.

  •
  We will amend and restate our charter and bylaws to reflect the provisions described in this prospectus.

  •
  We will declare a stock dividend that will result in the issuance of                 shares of our common stock to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering. The stock dividend will be payable immediately prior to the completion of this offering and the private placement. Investors in this offering will not be entitled to receive this stock dividend.

  •
  Angel Oak Mortgage Fund will distribute the                 shares of our common stock that it receives from us pursuant to the stock dividend referred to above to its partners pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus). We refer to the partners of Angel Oak Mortgage Fund, upon the distribution to such partners of the                 shares of our common stock referenced above by Angel Oak Mortgage Fund, as our "continuing investors."

  •
  We will enter into a registration rights agreement with our continuing investors with respect to resales of their shares of our common stock received in the distribution by Angel Oak Mortgage Fund referred to above.

  •
  We will enter into a registration rights agreement with our Manager and the members of senior management of Angel Oak participating in the private placement.

  •
  We will enter into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager in the future under our 20    Equity Incentive Plan.

  •
  We will enter into the management agreement with our Manager effective upon the completion of this offering.

  •
  We will repurchase the 1,000 shares of our common stock previously issued to Angel Oak Mortgage Fund in connection with our initial capitalization for an aggregate purchase price of $10, which is the same price that Angel Oak Mortgage Fund previously paid for these shares.

  •
  We expect to grant an aggregate of                 shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan.

Private Placement

          Concurrently with the completion of this offering, (1) our Manager will invest $              million to purchase              shares of our common stock and (2) certain members of senior management of Angel Oak will invest an aggregate of $              million to purchase              shares of our common stock, in each case in a separate private placement at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions and assuming an initial public offering price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus). See "Summary — Private Placement" for more information regarding the private placement.

Registration Rights Agreements

          Upon the completion of this offering, the private placement and our formation transactions, we will enter into a registration rights agreement with our Manager and the members of senior management of Angel Oak participating in the private placement and a registration rights agreement with the partners of Angel Oak Mortgage Fund receiving shares of our common stock pursuant to Angel Oak Mortgage Fund's distribution of shares of our common stock following a stock distribution to Angel Oak Mortgage Fund, as described in "Summary — Our Structure and Formation — Formation Transactions." We will also enter into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager in the future under our 20    Equity Incentive Plan. See "Shares Eligible for Future Sale — Registration Rights." Each registration rights agreement will provide certain "demand" registration rights and customary "piggyback" registration rights with respect to such shares of our common stock. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Loan Purchase Agreements; Mortgage Loan Purchase Agreements

          Our primary strategy is to acquire newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending. Since our commencement of operations in September 2018 through March 31, 2019, a substantial portion of the target assets in our portfolio were acquired from Angel Oak Mortgage Lending, and we expect that, in the future, a substantial portion of our portfolio will continue to consist of target assets acquired from Angel Oak Mortgage Lending. The agreements described below provide the framework for which we have agreed to purchase from Angel Oak Mortgage Lending certain of our target assets from time to time. However, Angel Oak Mortgage Lending has no obligation to sell to us, and we have no obligation to purchase from Angel Oak Mortgage Lending, any of our target assets pursuant to these agreements or otherwise.

          On September 10, 2018, we entered into separate loan purchase agreements with each of the Loan Originators, affiliates of our Manager, which provide for the sale, from time to time, of mortgage loans secured by one or more commercial, multi-family or non-owner occupied one- to four-family real properties, including the related rights to service such mortgage loans. For the period from September 18, 2018 (commencement of operations) through December 31, 2018, we purchased no mortgage loans from the Loan Originators. For the three months ended March 31, 2019, we purchased $10.3 million in principal amount of mortgage loans from the Loan Originators for an aggregate purchase price of $10.5 million.

          On October 1, 2018, we entered into a mortgage loan purchase agreement with Angel Oak Prime Bridge, an affiliate of our Manager, which provides for the sale, from time to time, of residential mortgage loans to us. Pursuant to the agreement, for any residential mortgage loans sold to us by Angel Oak Prime Bridge, Angel Oak Prime Bridge retains the right to service such mortgage loans and is paid a servicing fee. Pursuant to the agreement, Angel Oak Prime Bridge is also entitled to reimbursement for certain expenses as the servicer of such mortgage loans. For the period from September 18, 2018 (commencement of operations) through December 31, 2018, we purchased $130,000 principal amount of mortgage loans from Angel Oak Prime Bridge for an aggregate purchase price of $134,100. For the three months ended March 31, 2019, we purchased $75,580 in principal amount of mortgage loans from Angel Oak Prime Bridge for an aggregate purchase price of $77,810.

          On October 1, 2018, we entered into separate mortgage loan purchase agreements with the Residential Mortgage Originators, affiliates of our Manager, which provide for the sale, from time to time, of residential mortgage loans to us, including the related rights to service such mortgage loans. For the period from September 18, 2018 (commencement of operations) through December 31, 2018, we purchased $189.5 million principal amount of mortgage loans from the Residential Mortgage Originators for an aggregate purchase price of $195.5 million. For the three months ended March 31, 2019, we purchased $59.5 million in principal amount of mortgage loans from the Residential Mortgage Originators for an aggregate purchase price of $61.6 million.

          The purchase price for the loans sold under the agreements described above is generally equal to the outstanding principal amount of the mortgage loan, adjusted by a premium or discount, depending on market conditions.

Securitization

          In March 2019, we completed our first securitization transaction pursuant to which we contributed to AOMT 2019-2 non-QM loans with a carrying value of approximately $255.7 million, and we received bonds from AOMT 2019-2 with a fair value of approximately $55.8 million, including approximately $33.0 million in Risk Retention Securities (representing 5% of each class of the bonds issued as part of the transaction). As of March 31, 2019, all of our RMBS investments were obtained through this securitization transaction. Angel Oak Mortgage Solutions acted as the servicing administrator in the securitization transaction and is responsible for servicing the securitized mortgage loans pursuant to a pooling and services agreement. Under the pooling and services agreement, Angel Oak Mortgage Solutions is entitled to receive a servicing administration fee as compensation for its activities in its capacity as a servicing administrator. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of Existing Financing Arrangements — Securitization Transaction."

Indemnification Agreements

          In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements will provide that, if a director or executive officer is a party to, or witness in, or is threatened to be made a party to, or witness in, any proceeding by reason of his or her service as a director, officer, employee or agent of our company or as a director, officer, partner, member, manager, fiduciary, employee, agent or trustee of any other foreign or domestic corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

  •
  a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct necessary for indemnification; and

  •
  a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

          The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change in control of us.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

10b5-1 Purchase Plan

          Prior to the completion of this offering, we intend to enter into the 10b5-1 Purchase Plan with                 , one of the underwriters in this offering. Pursuant to the 10b5-1 Purchase Plan,                 , as our agent, will buy in the open market up to $              million in shares of our common stock in the aggregate during the period beginning four full calendar weeks following the completion of this offering and ending 12 months thereafter or, if sooner, the date on which all the capital committed to the 10b5-1 Purchase Plan has been exhausted. The 10b5-1 Purchase Plan will require                 to purchase for us shares of our common stock when the market price per share is below the book value. The purchase of shares of our common stock by                 for us pursuant to the 10b5-1 Purchase Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M under the Securities Act, which may prohibit purchases under certain circumstances. We believe that the purchase of shares of our common stock under certain market conditions pursuant to the 10b5-1 Purchase Plan represents an effective use of our expected liquidity following the completion of this offering. Under the 10b5-1 Purchase Plan,                 will increase the volume of purchases made for us as the market price per share of our common stock declines below the book value, subject to volume restrictions imposed by the 10b5-1 Purchase Plan and Rule 10b-18 under the Exchange Act. Whether purchases will be made under the 10b5-1 Purchase Plan and how much will be purchased at any time is uncertain, dependent on prevailing market prices and trading volumes, all of which we cannot predict. These activities may have the effect of maintaining the market price of our common stock or retarding a decline in the market price of our common stock, and, as a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market.

          For purposes of the 10b5-1 Purchase Plan, "book value" means, as of the date of any purchase, the book value per share of our common stock as of the end of the most recent quarterly period for which financial statements are available, calculated in accordance with GAAP and adjusted to give effect to any subsequent cash distribution made to holders of our common stock from and after the record date for such distribution.

Related Party Transaction Policies

          Upon the completion of this offering, we will adopt a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any "related person transaction" (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our Board of Directors. No related person transaction will be executed without the approval or ratification of our Board of Directors or a duly authorized committee of our Board of Directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest. Our affiliated transactions committee, which is comprised of two of our independent directors, must approve, among other matters, our acquisition of any non-QM loans and any other target assets we acquire from Angel Oak Mortgage Lending or other affiliate of our Manager.

 PRINCIPAL STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common stock immediately prior to and upon the completion of this offering, the private placement and our formation transactions by (1) each person known by us to be the beneficial owner of more than 5% of our common stock, (2) each of our directors and director nominees, (3) each of our named executive officers and (4) all of our directors, director nominees and executive officers as a group.

          To our knowledge, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of shares of our common stock shown represents the number of shares the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the date hereof or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

          The percentages reflect beneficial ownership of shares of our common stock immediately prior to and upon the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 1,000 shares of our common stock outstanding as of the date immediately prior to the completion of this offering and             shares of common stock outstanding upon the completion of this offering, assuming             shares of our common stock are issued in this offering,              shares of our common stock are issued in the private placement (assuming a private placement price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus) and              shares of our common stock are issued in our formation transactions (based on the mid-point of the price range indicated on the front cover page of this prospectus).

          Except as set forth below, the address for all beneficial owners in the table below is c/o Angel Oak Mortgage, Inc., 3344 Peachtree Road NE, Suite 1725, Atlanta, Georgia 30326. No shares of our common stock beneficially owned by any director, director nominee or executive officer have been pledged as security.

Outstanding Common Stock
	Immediately Prior to this Offering		Upon the Completion of this Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of all Shares	Number of Shares Beneficially Owned	Percentage of all Shares
Greater than 5% Stockholders
Angel Oak Mortgage Fund, LP(1)	1,000	100%	—	—
VPIP AO MF LLC(2)	—	—
Directors, Director Nominees and Named Executive Officers
Michael Fierman(1)(3)	1,000	100%
Christine Jurinich(4)	—	—		*
Greg Kennedy(4)	—	—		*
(4)	—	—		*
(4)	—	—		*
(4)	—	—		*
(4)	—	—		*
Robert Williams(5)	—	—
Brandon Filson(6)	—	—
Dory Black(7)	—	—
All Directors, Director Nominees and Executive Officers as a Group ( persons)

*
Represents less than 1.0%.

(1)
Angel Oak Mortgage Fund purchased 1,000 shares of our common stock in connection with our initial capitalization in June 2018. Prior to or concurrently with the completion of this offering, as part of our formation transactions: (A) we will declare a stock dividend that will result in the issuance of                 shares of our common stock to Angel Oak Mortgage Fund, as our sole stockholder prior to this offering, which stock dividend will be payable immediately prior to the completion of this offering and the private placement; (B) Angel Oak Mortgage Fund will distribute the                 shares of our common stock that it receives from us pursuant to the stock dividend referred to above to its partners pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund (based on the mid-point of the price range indicated on the front cover page of this prospectus); (C) we will repurchase the 1,000 shares of our common stock purchased by Angel Oak Mortgage Fund as part of our initial capitalization; and (D) Angel Oak Mortgage Fund will be terminated. The general partner of Angel Oak Mortgage Fund is Falcons I, LLC, a Delaware limited liability company and our Manager, whose sole members are Sreeniwas Prabhu and Michael Fierman, who may be deemed to be the beneficial owners of the shares of our common stock held by Angel Oak Mortgage Fund. Messrs. Prabhu and Fierman disclaim beneficial ownership of the shares of our common stock held by Angel Oak Mortgage Fund, except to the extent of their pecuniary interest therein.

(2)
Includes             shares of our common stock (based on the mid-point of the price range indicated on the front cover page of this prospectus) that VPIP AO MF LLC, in its capacity as a limited partner in Angel Oak Mortgage Fund, will receive immediately prior to the completion of this offering in a distribution by Angel Oak Mortgage Fund pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund. The sole member of VPIP AO MF LLC is VPIP RE002. VPIP RE002 disclaims beneficial ownership of the shares of our common stock that will be held by VPIP AO MF LLC upon the completion of this offering, except to the extent of their pecuniary interest therein. The address of VPIP AO MF LLC is 225 W. Wacker Dr., Suite 2100, Chicago, Illinois 60606.

(3)
Includes (i)              shares of our common stock (based on the mid-point of the price range indicated on the front cover page of this prospectus) that Mr. Fierman, in his capacity as a limited partner in Angel Oak Mortgage Fund, will receive immediately prior to the completion of this offering in a distribution by Angel Oak Mortgage Fund pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund and (ii)                  shares of our restricted stock to be granted to Mr. Fierman in connection with this offering pursuant to our 20    Equity Incentive Plan.

(4)
Includes             shares of restricted stock to be granted to the director or director nominee in connection with this offering pursuant to our 20    Equity Incentive Plan.

(5)
Includes             shares of restricted stock to be granted to Mr. Williams in connection with this offering pursuant to our 20    Equity Incentive Plan.

(6)
Includes             shares of restricted stock to be granted to Mr. Filson in connection with this offering pursuant to our 20    Equity Incentive Plan.

(7)
Includes             shares of restricted stock to be granted to Ms. Black in connection with this offering pursuant to our 20    Equity Incentive Plan.

DESCRIPTION OF STOCK

          The following is a summary of the material terms of our stock as of the completion of this offering. For a complete description, you are urged to review in their entirety our amended and restated charter and our bylaws, in the form to be effective upon the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable Maryland law. See "Where You Can Find More Information."

General

          Upon the completion of this offering, the private placement and our formation transactions, our authorized stock will consist of              shares of our common stock, $0.01 par value per share, and             shares of preferred stock, $0.01 par value per share. As of March 31, 2019, we had 1,000 shares of our common stock and 125 shares of our Series A preferred stock issued and outstanding. A majority of our entire Board of Directors has the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we are authorized to issue. Upon the completion of this offering, the private placement and our formation transactions,             shares of our common stock will be issued and outstanding (or             shares of our common stock if the underwriters exercise their over-allotment option in full), assuming             shares of our common stock are issued in this offering,                     shares of our common stock are issued in the private placement (assuming a private placement price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus) and              shares of our common stock are issued in our formation transactions (based on the mid-point of the price range indicated on the front cover page of this prospectus), and 125 shares of our Series A preferred stock will be issued and outstanding.

          Under Maryland law, a stockholder generally is not liable for our debts or obligations solely as a result of that stockholder's status as a stockholder.

Common Stock

          All shares of our common stock offered by this prospectus will, upon issuance, be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of shares of our stock, including our Series A preferred stock, and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, stockholders are entitled to receive distributions when authorized by our Board of Directors and declared by us out of assets legally available for the payment of dividends. Holders of shares of our common stock are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities and amounts necessary to satisfy the liquidation preference of senior equity securities, including our Series A preferred stock.

          Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, each outstanding share of our common stock entitles the holder thereof to one vote on all matters submitted to a vote of holders of our common stock, including the election of directors. Cumulative voting in the election of our directors is not permitted. Our directors will be elected by a plurality of the votes cast at a meeting at which directors are being elected and at which a quorum is present. This means that the holders of a majority of the outstanding shares of our common stock can effectively elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

          Holders of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to purchase or subscribe for any shares of our stock. Our charter provides that holders of our common stock generally have no appraisal rights unless our Board of Directors determines that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise such rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, all shares of our common stock will have equal dividend, liquidation and other rights.

          Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert into another form of entity, engage in a statutory share exchange or engage in similar transactions unless such transaction is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors and the vote required to amend these provisions. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

          Our charter authorizes our Board of Directors to reclassify any unissued shares of our common stock into other classes or series of stock, including classes or series of preferred stock, and to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, including our Series A preferred stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption of each such class or series. Thus, our Board of Directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests.

Preferred Stock

          Under the terms of our charter, our Board of Directors is authorized to classify any unissued shares of our preferred stock and to reclassify any previously classified but unissued shares of preferred stock into other classes or series of stock. Before the issuance of shares of each class or series, our Board of Directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, including our Series A preferred stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption for each class or series.

          As of March 31, 2019, there were 125 shares of our Series A preferred stock authorized, all of which were issued and outstanding. The shares of our Series A preferred stock have a $1,000 liquidation preference and a cumulative 12.0% per annum dividend preference. The shares of our Series A preferred stock are non-voting, except that the consent of the holders of a majority of the outstanding shares of our Series A preferred stock, voting as a separate class, is required for (1) the authorization or issuance of any of our equity securities that rank senior to or on a parity with the shares of our Series A preferred stock, (2) any amendment to our charter that has a material adverse effect on the rights and preferences of our Series A preferred stock or that increases the number of authorized or issued shares of our Series A preferred stock or (3) any reclassification of our Series A preferred stock. Additionally, the shares of our Series A preferred stock may be redeemed at our option, in whole or in part, for cash equal to $1,000 per share plus all accrued and unpaid dividends thereon to and including the date fixed for redemption, plus a redemption premium of $100 per share if the date fixed for redemptions occurs on or before December 31, 2020. Unless full cumulative dividends on all outstanding shares of our Series A preferred stock for all past dividend periods that have ended have been, or contemporaneously are, paid or set apart for payment for all past dividend periods, we may not pay dividends or make other distributions on our common stock or any other class or series of our stock ranking junior to our Series A preferred stock, redeem less than all of the outstanding shares of our Series A preferred stock or, generally, purchase or otherwise acquire, directly or indirectly, our equity securities that rank junior to our Series A preferred stock, including shares of our common stock, except by exchange for other equity securities that rank junior to our Series A preferred stock or pursuant to the provisions of our charter relating to the restrictions on ownership and transfer of our stock. The shares of our Series A preferred stock are not convertible into or exchangeable for any of our other property or securities. The shares of our Series A preferred stock rank senior to our common stock and all other equity securities we may issue from time to time with respect to dividend and redemption rights and rights upon our liquidation, dissolution or winding up.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common Stock and Preferred Stock

          We believe that the power of our Board of Directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series that we have authority to issue, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and to issue the classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without action by our stockholders, unless stockholder approval is required by applicable law, the terms of any class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be listed or traded. Although our Board of Directors has no present intention of doing so, it could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. In addition, our issuance of additional shares of stock in the future could dilute the voting and other rights of your shares. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws — Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws."

Restrictions on Ownership and Transfer

          In order for us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specific entities) at any time during the last half of a taxable year (other than the first year for which an election to be considered a REIT has been made).

          Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and qualifying as a REIT, among other reasons. The relevant sections of our charter provide that, subject to the exceptions described below, no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. We refer to each of these restrictions as an "ownership limit" and collectively as the "ownership limits." A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a "prohibited owner."

          The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of our outstanding shares of stock and thereby violate the applicable ownership limit.

          Our charter provides that our Board of Directors, subject to certain limits, upon receipt of such representations and agreements as our Board of Directors may require, may prospectively or retroactively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person. In connection with the private placement of our common stock, we will grant a waiver from the ownership limit contained in our charter to                 to own up to         % of the outstanding shares of our common stock in the aggregate. We will also agree to provide transferees of                 , subject to the satisfaction of certain conditions, with any necessary waivers from our ownership limits provided that any such waivers are consistent with our compliance with the ownership requirements for qualification as a REIT under the Code.

          As a condition of an exception, our Board of Directors may require an IRS ruling or an opinion of counsel, in either case in form and substance satisfactory to our Board of Directors, as our Board of Directors may deem necessary or advisable, in order to determine or ensure our qualification as a REIT and such representations or agreements as it may require. Notwithstanding the receipt of any ruling, opinion, representation or agreement, our Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such an exception.

          Our Board of Directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person's actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further direct or indirect acquisition of shares of our stock (other than by a previously-exempted person) will violate the decreased ownership limit. Our Board of Directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

          Our charter further prohibits:

  •
  any person from beneficially or constructively owning shares of our stock that would result in us being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, beneficial or constructive ownership of shares of our stock that would result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any of the gross income requirements imposed by Section 856(c) of the Code); and

  •
  any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

          Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT.

          The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our Board of Directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with any such restriction is no longer required in order for us to qualify as a REIT.

          Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our Board of Directors, could result in us being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would cause us to fail to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner prior to our discovery that the shares had been automatically transferred to the trust as described above must be repaid to the trust upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by our Board of Directors, and the intended transferee will acquire no rights in the shares. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

          Shares of our stock transferred to the trust are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, if the transfer or other event that resulted in the transfer of the shares to the trust did not involve a sale of the shares at market price, the market price of the shares, which is the last sale price reported on the NYSE on the day of such event) and (2) the last sale price reported on the NYSE on the date we accept, or our designee accepts, such offer. We must reduce the amount payable to the trust by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trust and pay the amount of such reduction to the trust for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other amounts held by the trustee with respect to such shares will be paid to the charitable beneficiary.

          Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee must sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the interest of the charitable beneficiary in the shares will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the transfer or other event that resulted in the transfer to the trust did not involve a sale of the shares at market price, the market price of the shares) and (2) the price per share (net of commissions and other expenses of sale) received by the trustee for the sale or other disposition of the shares. The trustee must reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trust. Any net sales proceeds in excess of the amount payable to the prohibited owner and any other amounts held by the trust with respect to such shares will be immediately paid to the charitable beneficiary. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount must be paid to the trust upon demand.

          The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

          Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee's sole and absolute discretion:

  •
  rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

  •
  recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

          If our Board of Directors determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

          Every owner of 5% or more (or such lower percentage as required by the Code or the U.S. Treasury regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner actually or beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we may request in order to determine the effect, if any, of the person's actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits and the other restrictions on ownership and transfer of our stock set forth in our charter. In addition, any person that is an actual, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial owner or constructive owner must disclose to us in writing such information as we may request in order to determine our status as a REIT and comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

          Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

          These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests.

Stock Exchange Listing

          We intend to apply to have our common stock listed on the NYSE under the symbol "         ."

Transfer Agent and Registrar

          The transfer agent and registrar for our shares of our common stock will be                 .

 SHARES ELIGIBLE FOR FUTURE SALE

          Upon the completion of this offering, the private placement and our formation transactions,              shares of our common stock will be issued and outstanding (or             shares of our common stock if the underwriters exercise their over-allotment option in full), assuming             shares of our common stock are issued in this offering,             shares of our common stock are issued in the private placement (assuming a private placement price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus) and             shares of our common stock are issued in our formation transactions (based on the mid-point of the price range indicated on the front cover page of this prospectus), and 125 shares of our Series A preferred stock will be issued and outstanding.

          Of these shares, the             shares of our common stock sold in this offering (or             shares of our common stock if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter.

          There is currently no public market for our common stock. Trading of our common stock on the NYSE is expected to commence following the pricing of this offering. No assurance can be given as to (1) the likelihood that an active market for our common stock will develop, (2) the liquidity of any such market, (3) the ability of our stockholders to sell their shares or (4) the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See "Risk Factors — Risks Related to our Common Stock and this Offering."

          For a description of certain restrictions on ownership and transfer of shares of our common stock, see "Description of Stock — Restrictions on Ownership and Transfer."

Rule 144

          Upon the completion of this offering, the private placement and our formation transactions, we expect that             shares of our outstanding common stock (based on the mid-point of the price range indicated on the front cover page of this prospectus) will be "restricted" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares of our common stock considered to be restricted securities under Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares of our common stock, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares of our common stock considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares of our common stock without regard to the provisions of Rule 144.

          An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the shares of our common stock then outstanding, which we expect will equal approximately             shares upon the completion of this offering, the private placement and our

    formation transactions (or             shares of our common stock if the underwriters exercise their over-allotment option in full); or

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

          Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

          Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock before the effective date of the registration statement relating to this prospectus, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell those securities, commencing 90 days after the effective date of the registration statement, without having to comply with the current public information and minimum holding period requirements of Rule 144. These persons who are our affiliates may generally sell those securities under Rule 701, commencing 90 days after the effective date of the registration statement, without having to comply with Rule 144's minimum holding period restriction.

20     Equity Incentive Plan

          We expect to grant an aggregate of             shares of restricted stock to our directors, director nominees and executive officers in connection with this offering pursuant to our 20    Equity Incentive Plan. We expect to have             shares of our common stock reserved for future issuance under our 20    Equity Incentive Plan upon the completion of this offering, the private placement and our formation transactions. For a description of our 20    Equity Incentive Plan, see "Management — 20    Equity Incentive Plan."

          In addition, we intend to file a registration statement on Form S-8 to register the issuance of the total number of shares of our common stock that may be issued under our 20    Equity Incentive Plan, other than to our Manager, including the initial grant of             shares of restricted stock to our directors, director nominees and executive officers, as described above. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. The shares of our common stock covered by this registration statement on Form S-8 will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates or subject to the lock-up restrictions described below.

Lock-up Agreements

          We, each of our executive officers, directors and director nominees and Angel Oak Mortgage Fund's partners have agreed for a period of     days after the date of this prospectus and our Manager and the members of senior management of Angel Oak participating in the private placement have agreed for a period of     days after the date of this prospectus not to sell or otherwise transfer, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock owned by them at the completion of this offering, the private placement and our formation transactions or thereafter acquired by them, subject to specified exceptions, without the prior written consent of the representatives of the underwriters.

          The representatives of the underwriters in this offering have advised us that they have no present intent or arrangement to release any shares of our common stock subject to a lock-up and will consider the release of any shares of our common stock subject to a lock-up on a case-by-case basis. Upon a request to release any shares of our common stock subject to a lock-up, the representatives on behalf of the underwriters in this offering will consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares of our common stock requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of shares of our common stock requesting the release is an officer, director or other affiliate of ours.

Registration Rights

          Upon the completion of this offering, the private placement and our formation transactions, we will enter into a registration rights agreement with our Manager and the members of senior management of Angel Oak participating in the private placement and a registration rights agreement with the partners of Angel Oak Mortgage Fund receiving shares of our common stock pursuant to Angel Oak Mortgage Fund's distribution of shares of our common stock following a stock distribution to Angel Oak Mortgage Fund, as described in "Our Structure and Formation — Formation Transactions." We will also enter into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager in the future under our 20    Equity Incentive Plan. Each registration rights agreement will provide certain "demand" registration rights and customary "piggyback" registration rights with respect to such shares of our common stock. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Subject to the lock-up agreements with the underwriters, registration of these shares of our common stock under the Securities Act would result in these shares of our common stock becoming freely tradable without restrictions under the Securities Act immediately upon effectiveness of the registration statement.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR
CHARTER AND BYLAWS

          The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to our amended and restated charter and bylaws, in the form to be in effect upon the completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable Maryland law. See "Where You Can Find More Information."

Our Board of Directors

          Under our charter and bylaws, the number of our directors may be established, increased or decreased only by a majority of our entire Board of Directors but may not be fewer than the minimum number required under the MGCL (which is one) nor, unless our bylaws are amended, more than 15. Upon the completion of this offering, our Board of Directors will consist of seven directors. Of these seven directors, we believe that Christine Jurinich, Greg Kennedy,              and             will be considered "independent," with independence being determined in accordance with the listing standards established by the NYSE. Our charter and bylaws also provide that, except as may be provided by our Board of Directors in setting the terms of any class or series of stock, any and all vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and, if our Board of Directors is classified, any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

          Each of our directors will be elected by our stockholders to serve for a term ending at the next annual meeting of stockholders and when his or her successor is duly elected and qualifies. Our directors will be elected by a plurality of the votes cast at a meeting of which directors are being elected and at which a quorum is present. This means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares of our common stock will not be able to elect any directors. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting constitutes a quorum.

Removal of Directors

          Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director, or the entire Board of Directors, may be removed only for "cause," and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For this purpose, "cause" means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. These provisions, when coupled with the exclusive power of our Board of Directors to fill vacancies on our Board of Directors, precludes stockholders from removing incumbent directors except for "cause" and with a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

          Under the MGCL, certain "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

  •
  any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

          A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

          After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

          These supermajority approval requirements do not apply if, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

          These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combination between us and any other person or group of persons from the provisions of this statute. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations involving us. As a result, any person will be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. There is no assurance that our Board of Directors will not amend or revoke this exemption in the future.

Control Share Acquisitions

          The MGCL provides that a holder of "control shares" of a Maryland corporation acquired in a "control share acquisition" has no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition; (2) any officer of the corporation; or (3) any employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise or direct the exercise of voting power in electing directors within one of the following ranges:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

          Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

          A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an "acquiring person statement" as described in the MGCL), may compel the board of directors of the Maryland corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

          If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

          The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

          Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

          Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

  •
  a classified board;

  •
  a two-thirds vote requirement for removing a director;

  •
  a requirement that the number of directors be fixed only by vote of the directors;

  •
  a requirement that a vacancy on the board be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

  •
  a majority requirement for the calling of a special meeting of stockholders.

          Our charter provides that, effective at such time as we are able to make a Subtitle 8 election and except as may be provided by our Board of Directors in setting the terms of any class or series of stock, any and all vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and, if our Board of Directors is classified, any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship of the class in which the vacancy occurred and until a successor is duly elected and qualifies. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our Board of Directors without stockholder approval. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our Board of Directors the exclusive power to fix the number of directors, (2) require, unless called by our Chairman of our Board of Directors, our chief executive officer, our president or our Board of Directors, the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders and (3) provide that a director may be removed only for cause, and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Amendments to Our Charter and Bylaws

          Under Maryland law, a Maryland corporation generally cannot amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation's charter.

          If our Board of Directors declares the amendment advisable, our charter may be amended by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors and the vote required to amend these provisions.

          Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Meetings of Stockholders

          Under our bylaws and pursuant to Maryland law, annual meetings of stockholders will be held each year at a date and at the time and place determined by our Board of Directors. Special meetings of stockholders may be called by our Chairman of our Board of Directors, our Chief Executive Officer, our President or our Board of Directors. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter must be called by our Secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Our Secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such reasonably estimated cost before our Secretary may prepare and deliver the notice of the special meeting.

Corporate Opportunities

          Our charter provides that, to the maximum extent permitted by Maryland law, if any of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak acquires knowledge of a potential business opportunity other than in his or her capacity as our director or officer, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity. Accordingly, to the maximum extent permitted from time to time by Maryland law and our charter, none of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak is required to present, communicate or offer any business opportunity to us and can hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us.

Advance Notice of Director Nominations and New Business

          Our bylaws provide that:

  •
  with respect to an annual meeting of stockholders, nominations of individuals for election as directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by or at the direction of our Board of Directors; or

  •
  by a stockholder who was a stockholder of record at the record date set by our Board of Directors for the meeting, at the time of giving of the notice of the meeting and at the time of the annual meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and

  •
  with respect to special meetings of stockholders, only the business specified in the notice of the meeting may be brought before the special meeting of stockholders, and nominations of individuals for election as directors may be made only:

  •
  by or at the direction of our Board of Directors; or

  •
  provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our Board of Directors for the meeting, at the time of giving of the notice required by our bylaws and at the time of the special meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

          The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our Board of Directors and our stockholders the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our Board of Directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our Board of Directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action, if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our Board of Directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

          The restrictions on ownership and transfer of our stock, the supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 vesting in our Board of Directors the exclusive power to fill vacancies on our Board of Directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of us. Likewise, if our Board of Directors were to elect to be subject to the business combination provisions of the MGCL or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

          Further, a majority of our entire Board of Directors, without any action by our stockholders, has the power to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock that we have authority to issue, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and to issue the classified or reclassified shares, as discussed under the captions "Description of Stock — Common Stock" and "Description of Stock — Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common Stock and Preferred Stock" and could authorize the issuance of shares of common stock or shares of another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions can be taken without action by our stockholders, unless stockholder approval is required by applicable law, the terms of any class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be listed or traded. We believe that the power of our Board of Directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series that we have authority to issue, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and to issue the classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

          Our charter and bylaws also provide that the number of directors may be established only by our Board of Directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions "— Meetings of Stockholders" and "— Advance Notice of Director Nominations and New Business" require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board of Directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent's interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our Board of Directors with their own nominees and could delay, defer or prevent a change in control of us, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

          Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (1) any Internal Corporate Claim, as such term is defined in the MGCL, (2) any derivative action or proceeding brought on our behalf, other than actions arising under U.S. federal securities laws, (3) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (4) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (5) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless we consent to such court.

Indemnification and Limitation of Directors' and Officers' Liability

          Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

          The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

  •
  was committed in bad faith; or

  •
  was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

          Under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

          In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking, which may be unsecured, by the director or officer or on the director's or officer's behalf to repay the amount paid if it is ultimately determined that the standard of conduct has not been met.

          Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification to:

  •
  any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity.

          Our charter also permits us, with the approval of our Board of Directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.

          In connection with the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements will provide that, if a director or executive officer is a party to, or witness in, or is threatened to be made a party to, or witness in, any proceeding by reason of his or her service as a director, officer, employee or agent of our company or as a director, officer, partner, member, manager, fiduciary, employee, agent or trustee of any other foreign or domestic corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

  •
  a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct necessary for indemnification; and

  •
  a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

          The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change in control of us.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

          Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

          The following is a summary of the material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding and disposition of shares of our common stock. For purposes of this section only, references to "Angel Oak," "our," "us" or "we" mean only Angel Oak Mortgage, Inc. and not any of its subsidiaries or other lower-tier entities except as otherwise indicated. This summary is based upon the Code, U.S. Treasury regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that our operation, and the operation of our subsidiaries and other lower-tier and affiliated entities will, in each case, be in accordance with such entity's applicable organizational documents. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

  •
  U.S. expatriates;

  •
  persons who mark-to-market our common stock;

  •
  subchapter S corporations;

  •
  U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

  •
  financial institutions;

  •
  insurance companies;

  •
  broker-dealers;

  •
  regulated investment companies ("RIC");

  •
  REITs;

  •
  trusts and estates;

  •
  stockholders who receive shares of our common stock through the exercise of employee stock options or otherwise as compensation;

  •
  persons holding shares of our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons holding their interest in us through a partnership or similar pass-through entity;

  •
  persons holding a 10% or more (by vote or value) beneficial interest in us;

  •
  tax-exempt organizations;

  •
  stockholders subject to special tax accounting rules as a result of their use of "applicable financial statements" (within the meaning of Section 451(b)(3) of the Code); and

  •
  non-U.S. stockholders (as defined below, and except as otherwise discussed below).

          This summary assumes that stockholders hold our common stock as capital assets, which generally means as property held for investment.

          THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF SHARES OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDING SHARES OF OUR COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF OUR COMMON STOCK.

U.S. Federal Income Tax Considerations as a REIT

  Taxation of Angel Oak — General

          We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2018. We believe that we have been organized and operate in conformity with the requirements for qualification as a REIT under the Code.

          In connection with this offering, Sidley Austin LLP will render an opinion that, commencing with our taxable year ended on December 31, 2018, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current and proposed method of operation will enable us to continue to satisfy the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2019 and in the future. The opinion of Sidley Austin LLP is based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct and that we will at all times operate in accordance with the method of operation described in our organizational documents and this document. Additionally, the opinion of Sidley Austin LLP is conditioned upon factual representations and covenants made by our management and the management of our Manager, regarding our organization, assets, present and future conduct of our business operations and other items regarding our ability to continue to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action that could adversely affect our qualification as a REIT. While we believe that we have been organized and operate in conformity with the requirements for qualification as a REIT under the Code, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Sidley Austin LLP or us that we will so qualify for any particular year. Sidley Austin LLP will have no obligation to advise us or the holders of shares of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

          Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of stock ownership and various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Sidley Austin LLP. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

  Taxation of REITs in General

          As indicated above, qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of stock ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below, under "— Requirements for Qualification as a REIT." While we believe that we will continue to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT or that we will be able to continue to operate in accordance with the REIT requirements in the future. See "— Failure to Qualify" below.

          Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" with respect to distributed income at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT and distributed to its stockholders generally is taxed only at the stockholder level, upon a distribution of dividends by the REIT. See "— Taxation of Taxable U.S. Stockholders" below.

          Individuals who are stockholders of corporations that are not REITs are generally taxed on qualifying corporate dividends at a reduced maximum rate (the same rate as that applicable to long-term capital gains), thereby substantially reducing, though not completely eliminating, the economic effect of the double taxation that has historically applied to corporations and their stockholders. With limited exceptions, however, dividends received by individual U.S. stockholders from REITs are taxed at rates applicable to ordinary income. However, the TCJA generally may allow individual U.S. stockholders to deduct from their taxable income one-fifth of the REIT dividends payable to them that are not treated as capital gains dividends or as qualified dividend income ("Qualified REIT Dividends") for taxable years beginning after December 31, 2017 and before January 1, 2026. See "— Taxation of Taxable U.S. Stockholders" below.

          Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

  •
  We will be taxed at regular U.S. federal corporate income tax rates on any undistributed income, including undistributed net capital gains.

  •
  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "— Prohibited Transactions" and "— Foreclosure Property" below.

  •
  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as "foreclosure property," we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to income tax at the corporate tax rate.

  •
  If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

  •
  If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests, that does not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the corporate tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

  •
  If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

  •
  If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods (the foregoing sum is referred to as the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

  •
  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in "— Requirements for Qualification as a REIT."

  •
  A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items.

  •
  If we acquire appreciated assets from a corporation that is not a REIT, a regulated investment company or an S corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the transferor corporation, we will be subject to tax on such appreciation at the corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following our acquisition from the transferor corporation. The results described in this paragraph assume that such corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

  •
  We will generally be subject to corporate income tax on EII attributable to REMIC "residual interests" and similar interests in TMPs, which we either (i) in the case of REMIC residual interests, intend to hold in a TRS or (ii) in the case of similar interests in TMPs, intend to hold in Angel Oak and not distribute the resulting EII to our stockholders.

  •
  We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder's basis in the shares of our common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gains in accordance with U.S. Treasury regulations to be promulgated.

  •
  We may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, including TRSs, the earnings of which would be subject to U.S. federal corporate income tax.

          In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, franchise property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

  Requirements for Qualification as a REIT

          The Code defines a REIT as a corporation, trust or association:

  •
  that is managed by one or more directors or trustees;

  •
  the beneficial ownership of which is evidenced by transferable stock or by transferable certificates of beneficial interest;

  •
  that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

  •
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  •
  the beneficial ownership of which is held by 100 or more persons (the "100 Stockholder Rule");

  •
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified entities) (the "5/50 Rule");

  •
  that has no earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation at the close of any taxable year;

  •
  that uses the calendar year for U.S. federal income tax purposes;

  •
  which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and

  •
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

          The Code provides that the first through forth conditions must be met during the entire taxable year, and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. The fifth and sixth conditions (the 100 Stockholder Rule and the 5/50 Rule) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. For purposes of the sixth condition, an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

          We believe that we have issued shares with sufficient diversity of ownership to satisfy the fifth and sixth conditions (the 100 Stockholder Rule and the 5/50 Rule). Our charter, with certain exceptions, authorizes our Board of Directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. The relevant sections of our charter provide that, subject to certain exceptions, no person may beneficially or constructively own (1) shares of stock in excess of 9.8% in value of the outstanding shares of our stock or (2) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. Our charter provides that our Board of Directors, subject to certain limits, upon receipt of such representations and agreements as our Board of Directors may require, may prospectively or retroactively exempt a person from either or both of these ownership limits and establish a different limit on ownership for such person. The ownership limits imposed by the tax law are based upon direct or indirect ownership by "individuals," but only during the last half of a tax year. The ownership limits contained in our charter key off the ownership at any time by any "person," which term includes entities. These ownership limitations in our charter are common in REIT organizational documents and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. In addition, these restrictions, however, may not ensure that we will, in all cases, be able to satisfy these stock ownership requirements. If we fail to satisfy these stock ownership requirements, our qualification as a REIT may terminate.

          To monitor compliance with the stock ownership requirements, we are generally required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record stockholders of significant percentages of our stock, in which the record stockholders are to disclose the actual owners of the stock (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that the 5/50 Rule is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by U.S. Treasury regulations to submit a statement with its tax return disclosing the actual ownership of its stock and other information.

  Effect of Subsidiary Entities

  Ownership of Partnership Interests

          In the case of a REIT that is a partner in a partnership, U.S. Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as an asset and as an item of income for us for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

  Disregarded Subsidiaries

          If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly-owned by a REIT, by other disregarded subsidiaries or by a combination of the two. Single member limited liability companies that are wholly-owned by a REIT that have not elected to be taxed as corporations for U.S. federal income tax purposes are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

          In the event that a disregarded subsidiary ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See "— Asset Tests" and "— Gross Income Tests" below.

  Taxable REIT Subsidiaries

          A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders.

          A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. See "— Gross Income Tests" and "— Asset Tests" below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible.

          We intend that any property the sale or disposition of which could give rise to a "prohibited transaction" tax, including the sale of mortgage loans in connection with the issuance of REMIC Certificates or the sale of REMIC Certificates themselves, will likewise be sold through a TRS with the consequence that any gain realized in such a sale or disposition will be subject to U.S. federal income tax at the regular corporate rate.

          We may be required to acquire and hold Fannie Mae multi-family securities, U.S. Treasury securities or other similar assets directly, using significant leverage to do so, in order for us to satisfy the requirement that securities of one or more TRSs represent not more than 20% of the value of our gross assets on each testing date, even though we might not have acquired or held such Fannie Mae multi-family securities, U.S. Treasury securities or other similar assets in the absence of that REIT qualification requirement. Additionally, the need to satisfy such 20% value test may require dividends to be distributed by one or more TRSs to us at times when it may not be beneficial to do so. We may, in turn, distribute all or a portion of such dividends to our stockholders at times when we might not otherwise wish to declare and pay such dividends. See "— Annual Distribution Requirements" below. These dividends when received by non-corporate U.S. stockholders generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See "— Taxation of Taxable U.S. Stockholders" and "— Annual Distribution Requirements" Below. TRS distributions classified as dividends, however, will generally not constitute qualifying income for purposes of the 75% gross income test. It is possible that we may wish to distribute a dividend from a TRS to us in order to reduce the value of our TRS securities below 20% of our assets, but be unable to do so without violating the requirement that 75% of our gross income in the taxable year be derived from real estate assets. Although there are other measures we can take in such circumstances in order to remain in compliance, there can be no assurance that we will be able to comply with both of these tests in all market conditions.

          Finally, we may use a TRS to the extent that it conducts servicing or other activities that give rise to fees or other similar income, the receipt of which, beyond certain limits, would be inconsistent with our continued qualification as a REIT. In that event, such income less the expenses associated with the business that produced it would be subject to U.S. federal income tax at the regular corporate rate.

          Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. For example, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or the TRS, that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

  Gross Income Tests

          In order to qualify as a REIT, we must annually satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging and foreign currency transactions, must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

  •
  rents from real property;

  •
  interest on debt secured by a mortgage on real property or on interests in real property;

  •
  dividends or other distributions on, and gain from the sale of, stock in other REITs;

  •
  gain from the sale of real estate assets (other than a nonqualified publicly offered REIT debt instrument);

  •
  income and gain derived from foreclosure property;

  •
  amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

  •
  income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC's assets are real estate assets, in which case all of the income derived from the REMIC; and

  •
  income derived from certain kinds of temporary investments.

          Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

          For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary or disregarded entity.

  Hedging Transactions

          We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts and options or similar financial instruments. Except to the extent provided by U.S. Treasury regulations, any income from a hedging transaction will not constitute gross income for purposes of the 75% or 95% gross income test if we properly identify the transaction as specified in applicable U.S. Treasury regulations and we enter into such transaction (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests. In addition, income from certain new hedging transactions that counteract prior qualifying hedging transactions described in (1) and (2) above may not constitute gross income for purposes of the 75% and 95% gross income tests if we properly identify the new hedging transaction as specified in applicable U.S. Treasury regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of the hedging activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

  Failure to Satisfy the Gross Income Tests

          We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the U.S. Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under "— Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

  Asset Tests

          We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets.

  •
  First, at least 75% of the value of our total assets must be represented by some combination of:

  •
  cash and cash items;

  •
  U.S. government securities;

  •
  interests in real property;

  •
  interests in mortgage loans secured by real property;

    •
    stock (or transferable certificates of beneficial interest) in other REITs;

    •
    debt instruments issued by publicly offered REITs;

    •
    regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if we held such assets, we will be treated as holding our proportionate share of the assets of such REMIC; and

    •
    debt instruments issued by "publicly offered REITs".

  •
  Second, of our investments not included in the 75% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our assets.

  •
  Third, of our investments not included in the 75% asset class, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value.

  •
  Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets (the "TRS Ownership Limitation").

  •
  Fifth, of our investments not included in the 75% asset class, debt instruments issued by publicly offered REITs, if they would not otherwise qualify as "real estate assets", cannot exceed 25% of the value of our total assets.

          The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT's interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership.

          For purposes of the 10% value test, "straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if:

  •
  the debt is not convertible, directly or indirectly, into stock;

  •
  the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code; and

  •
  in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our "controlled taxable REIT subsidiaries" as defined in the Code, hold any securities of the corporate or partnership issuer which:

  •
  are not straight debt or other excluded securities (prior to the application of this rule); and

  •
  have an aggregate value greater than 1% of the issuer's outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partnership).

          After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire or increase our ownership interest in securities during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we may be permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the corporate income tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

          In the event we acquire mortgage loans with the intention of securitizing such mortgage loans through a sale of such mortgage loans or REMIC Certificates backed by such mortgage loans, the mortgage loans will be acquired by a TRS and held in the TRS until such sale is made. The TRS may finance the origination or acquisition of such mortgage loans by entering into a "repurchase transaction" with us. For U.S. federal income tax purposes, a repurchase transaction is generally treated as a financing, and the TRS is treated as continuing to be the owner of the mortgage loans. We may in turn obtain financing by entering into a separate repurchase transaction with a third-party bank or other third-party lender using our deemed loan to a TRS as collateral. We intend to treat the principal and accrued interest on the deemed loan from us to a TRS as a real estate asset for purposes of the 75% asset test so long as the value of the mortgage loans securing the deemed loan exceeds the principal and accrued interest on the deemed loan. Accordingly, we intend not to treat the obligations of a TRS to us as TRS securities for purposes of the TRS Ownership Limitation. However, there can be no assurance that the IRS will not challenge our tax treatment of the repurchase transaction between us and a TRS as creating a good REIT asset for purposes of the 75% asset test or securities of a TRS for purposes of the TRS Ownership Limitation.

  Application of Gross Income and Asset Tests to Certain Assets

          We may retain or purchase excess MSRs. We may treat income derived from what we believe to be excess MSRs as "interest on obligations secured by mortgages on real property" and, therefore, as qualifying income for purposes of the 75% gross income test. We also may treat excess MSRs as assets that are "interests in mortgages on real property" and, therefore, as qualifying as real estate assets for purposes of the 75% asset test. However, it is possible that the IRS could disagree with our characterization of such excess MSRs and assert that they are not such qualifying assets and do not give rise to such qualifying income, in which case we could be subject to a penalty tax or fail to qualify as a REIT.

          We may invest in Agency RMBS in which principal and interest payments are guaranteed by a U.S. government agency, such as Ginnie Mae, or a GSE, that are pass-through certificates. We intend to treat these Agency pass-through certificates as interests in grantor trusts for U.S. federal income tax purposes. Consequently, we intend to be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust and, therefore, we intend to treat the Agency RMBS as qualifying assets for purposes of the 75% asset test and intend to treat interest received from Agency RMBS as qualifying income for purposes of the 75% income test.

          We may also purchase non-Agency RMBS that are not issued or guaranteed by a U.S. government agency or a GSE. We expect that our non-Agency RMBS will be treated as interests in REMICs for U.S. federal income tax purposes. In that case, we intend to treat such REMIC interests as qualifying assets for purposes of the 75% asset test and intend to treat interest received from such REMIC interests as qualifying income for purposes of the 75% income test.

          We may also invest in CRT securities that do not represent interests in REMICs or other MBS, but have been offered for purchase as "government securities." There is no direct authority with respect to the qualification of CRT securities as real estate assets or as government securities for purposes of the 75% asset test or with respect to the treatment of CRT securities under the asset and income tests applicable to REITs. We will not treat these items as qualifying for such purposes unless we receive advice of counsel that CRT securities should be so treated. As a result, our ability to purchase CRT securities directly could be limited. Moreover, even if we were to receive the advice of counsel as described in this paragraph, it is possible that the IRS could successfully take the position that such assets are not qualifying assets and that such income is not qualifying income, in which case we could be subject to a penalty tax or fail to qualify as a REIT. It is possible that we may be required to acquire and hold CRT securities through a TRS, with the consequent imposition of a corporate income tax on the income from our CRT investments. Other CRT securities may be offered to us and purchased by us as regular interests in REMICs, and we intend to treat such CRT securities as qualifying assets that produce qualifying income under the respective 75% tests applicable to assets and income for REIT qualification purposes.

          Subject to qualifying and maintaining our qualification as a REIT under the Code, we may also invest in ABS and consumer loans. We will not treat these items as qualifying for purposes of the 75% asset test and the income from such items as qualifying for purposes of the 75% gross income test. However, we will, to the extent permitted, treat the income from such items as qualifying for purposes of the 95% gross income test. Additionally, these items will be subject to the limitations with respect to securities of a single issuer set forth above. See "— Asset Tests" above.

  Phantom Income from Our Acquisition and Holding of Subordinated RMBS and CMBS and Excess MSRs

          The tax accounting rules with respect to the timing and character of income and losses from our acquisition and holding of subordinated RMBS and CMBS may result in adverse tax consequences. We will be required to include in income accrued interest, OID and, potentially, market discount (each of which will be ordinary income), with respect to subordinated RMBS and CMBS we hold, in accordance with the accrual method of accounting. Income will be required to be accrued and reported, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the underlying loans, except to the extent it can be established that such losses are uncollectible. Accordingly, we may incur a diminution in actual or projected cash flow in a given year as a result of an actual or anticipated default or delinquency, but may not be able to take a deduction for the corresponding loss until a subsequent tax year. While we generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that OID must continue to be accrued in spite of its uncollectibility until our investments in subordinated RMBS and CMBS are disposed of in a taxable transaction or become worthless.

          We intend to treat excess MSRs as ownership interests in the interest payments made on the underlying pool of mortgage loans, akin to an "interest only" stripped coupon. Under this treatment, for purposes of determining the amount and timing of taxable income, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed based on, a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given as to when we will be entitled to a loss or deduction for such excess and whether that loss will be a capital loss or an ordinary loss.

          Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other actions to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized. See "— Annual Distribution Requirements" below.

  Annual Distribution Requirements

          In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

  •
  the sum of:

  •
  90% of our "REIT taxable income" (computed without regard to the deduction for dividends paid and our net capital gains); and

  •
  90% of the net income (after tax), if any, from foreclosure property (as described below); minus

  •
  the sum of specified items of non-cash income that exceeds a percentage of our income.

          These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

          Except for distributions by "publicly offered REITs", distributions must not be "preferred dividends" in order for such distributions to be counted towards the distribution requirement. A dividend is not a preferential dividend if it is pro rata among all outstanding stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. We believe that we have not paid preferred dividends and that we will be a publicly offered REIT after our initial public offering and, therefore, will no longer be subject to this limitation.

          To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at the regular corporate tax rate on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

          If we fail to distribute during each calendar year at least the sum of:

  •
  85% of our REIT ordinary income for such year;

  •
  95% of our REIT capital gain net income for such year; and

  •
  any undistributed taxable income from prior periods;

we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior periods) and (2) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

          It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from our subsidiaries and (2) the inclusion of items in income by us for U.S. federal income tax purposes. See "— Phantom Income from our Acquisition and Holding of Subordinated RMBS and CMBS and Excess MSRs" above. In such circumstances, in order to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% excise tax in that year, we may be required to: (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, (3) distribute amounts that would otherwise be invested in target assets consistent with our strategy, capital expenditures or repayment of debt or (4) make a taxable distribution of shares of our common stock as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements.

          In the case of a taxable stock dividend, taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells shares of our common stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of shares of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of shares of our common stock.

          We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

  REMIC Residual Interests, Taxable Mortgage Pools and Excess Inclusion Income

          We may engage in securitization transactions that result in our holding one or more REMIC "residual interests" that give rise to EII.

          We may also issue securitized bonds that are secured by mortgage loans or other assets to investors in a "time-tranched," sequential pay format, in a TMP structure economically similar to sequential pay RMBS and CMBS issued in REMIC Certificates. These transactions are considered to be borrowings for U.S. federal income tax purposes rather than sales. In general, such transactions will involve our issuance of bonds or other debt instruments through an entity that is not a TRS, but rather a qualified REIT subsidiary which is disregarded, and regarded as a part of us, for U.S. federal income tax purposes. In contrast to taxable sales of mortgage loans and sales of REMIC Certificates, the transfer of mortgage loans to such an entity, and issuance by it of bonds or other debt instruments in the course of such securitizations, are not taxable events. However, the entity itself is likely to be classified as a TMP under the rules and with the consequences described below.

          An entity, or a portion of an entity, may be classified as a TMP under the Code if:

  •
  substantially all of its assets consist of debt obligations or interests in debt obligations;

  •
  more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

  •
  the entity has issued debt obligations (liabilities) that have two or more maturities; and

  •
  the payments required to be made by the entity on its debt obligations (liabilities) "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets.

          Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. In that case, the TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the qualification of the REIT. Rather, the consequences of TMP classification would be as described below.

          A portion of the REIT's income from the TMP arrangement will be treated as if it were EII derived from a REMIC residual interest. If the REIT distributes EII, a stockholder's share of EII:

  •
  cannot be offset by any net operating losses otherwise available to the stockholder,

  •
  is subject to U.S. federal income tax as UBTI in the hands of stockholders that are otherwise generally exempt from U.S. federal income tax, and

  •
  results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption to the extent allocable to non-U.S. stockholders that are not agencies or instrumentalities of a foreign government.

          While we do not intend to distribute EII to our stockholders, and instead to hold any REMIC residual interests that give rise to EII through a TRS and to retain, and to pay corporate income tax on, EII from TMPs, there can be no assurance that we will be able to do so in all situations and that our stockholders will not receive distributions of EII. Additionally, the manner in which EII is calculated, or would be distributed to stockholders, is not clear under current law. As permitted by IRS guidance in the form of an IRS Notice, we intend to make such determinations using what we believe to be a reasonable method. However, there can be no assurance that the IRS will not challenge our method of making any such determinations. If the IRS were to disagree with any such determinations made or with the method used, stockholders may be required to take into account EII or the amount taken into account by one or more stockholders could be significantly increased. Tax-exempt U.S. stockholders, non-U.S. stockholders and stockholders with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors regarding the treatment of EII.

  Recordkeeping Requirements

          We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

  Prohibited Transactions

          Net income we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by us directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any particular asset in which we hold a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers or that certain safe harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at the regular corporate income tax rate.

  Foreclosure Property

          Foreclosure property is real property and any personal property incident to such real property:

  •
  that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property;

  •
  for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated; and

  •
  for which such REIT makes a proper election to treat the property as foreclosure property.

          REITs generally are subject to tax at the corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. We do not anticipate that we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we do receive any such income, we intend to elect to treat the related property as foreclosure property.

  Failure to Qualify

          In the event that we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT. Specified relief provisions will be available to us to avoid such disqualification if:

  •
  the violation is due to reasonable cause and not due to willful neglect;

  •
  we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT; and

  •
  the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available).

          This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax on our taxable income at the regular corporate rate. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of our stockholders who are individual U.S. stockholders, as "qualified dividend income" at a reduced maximum rate, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. However, distributions to individual U.S. stockholders during any year in which we are not a REIT will not be eligible to deduct from their taxable income one-fifth of the Qualified REIT Dividends payable. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Stockholders

          This section summarizes the taxation of U.S. stockholders who hold our stock that are not tax-exempt organizations. For these purposes, a "U.S. stockholder" is a beneficial owner of our stock who for U.S. federal income tax purposes is:

  •
  a citizen or resident of the U.S.;

  •
  a corporation (including an entity treated as a corporation) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

          If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of our common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of shares of our common stock by the partnership.

  Distributions

          Provided that we qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. However, the TCJA generally may allow such stockholders to deduct from their taxable income one-fifth of the Qualified REIT Dividends payable to them for taxable years before January 1, 2026. To qualify for this deduction, the stockholder receiving a Qualified REIT Dividend must hold the dividend-paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the shares become ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. U.S. stockholders are urged to consult their tax advisors as to their ability to claim this deduction.

          In determining the extent to which a distribution with respect to shares of our common stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to shares of our common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations.

          In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held our stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in shares of our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of U.S. stockholders who are individuals, and ordinary income rates for corporations.

          Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder's shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of those shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. stockholder's shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

          With respect to U.S. stockholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such U.S. stockholders as "qualified dividend income." A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders at the same rates as capital gain, provided that the U.S. stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

  •
  the qualified dividend income received by us during such taxable year from non-REIT C corporations (including any TRS in which we may own an interest);

  •
  the excess of any "undistributed" REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

  •
  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

          In addition, the total amount of dividends that we may designate as "qualified dividend income" or "capital gain dividends" may not exceed our dividends paid for the taxable year. Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if the dividends are received from a domestic C corporation (other than a REIT or a RIC), any TRS we may form, or a "qualifying foreign corporation" and specified holding period requirements and other requirements are met.

          To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may, subject to limitations, reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "— U.S. Federal Income Tax Considerations as a REIT — Taxation of Angel Oak — General" and "— U.S. Federal Income Tax Considerations as a REIT — Annual Distribution Requirements" above. Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits.

          While we do not intend to distribute EII to our stockholders, and instead to hold any REMIC residual interests that give rise to EII through a TRS and to retain, and to pay corporate income tax on, EII from TMPs, there can be no assurance that we will be able to do so in all situations and that our stockholders will not receive distributions of EII. If EII from a TMP is distributed to a stockholder, that income will be taxable in the hands of the stockholder and will not be offset by any net operating losses of the stockholder that would otherwise be available. See "— U.S. Federal Income Tax Considerations as a REIT — REMIC Residual Interests, Taxable Mortgage Pools and Excess Inclusion Income" above. As required by IRS guidance, we intend to notify our stockholders if a portion of a dividend paid by us is attributable to EII.

  Dispositions of Our Common Stock

          In general, a U.S. stockholder will realize gain or loss upon the sale or other taxable disposition of shares of our common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis in shares of our common stock at the time of the disposition. In general, a U.S. stockholder's adjusted tax basis will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (as discussed above) less tax deemed paid on such gain and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of our common stock will be subject to a reduced maximum U.S. federal income tax rate, if shares of our common stock are held for more than one year, and will be taxed at ordinary income rates if shares of our common stock are held for one year or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at the regular corporate rate, whether or not classified as long-term capital gains.

          Stockholders are advised to consult with their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of shares of our common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

  Passive Activity Losses and Investment Interest Limitations

          Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of shares of our common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to shares of our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

  Medicare Tax

          Certain U.S. stockholders, who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and other income, including capital gain from the sale or disposition of our common stock.

Taxation of Tax-Exempt U.S. Stockholders

          U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that:

  •
  a tax-exempt U.S. stockholder has not held shares of our common stock as "debt financed property" within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt U.S. stockholder);

  •
  shares of our common stock are not otherwise used in an unrelated trade or business; and

  •
  we do not hold an asset that gives rise to EII, distributions from us and income from the sale of shares of our common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

          We may engage in securitization transactions that result in our holding one or more REMIC residual interests giving rise to EII. Additionally, to the extent that we are (or a part of us, or a disregarded subsidiary of ours is) a TMP, a portion of the dividends paid to a tax-exempt U.S. stockholder that is allocable to EII may be treated as UBTI. While we do not intend to distribute EII to our stockholders, and instead to hold any REMIC residual interests that give rise to EII through a TRS and to retain, and to pay corporate tax on, EII from any TMPs, there can be no assurance that we will be able to do so in all situations and that our stockholders will not receive distributions of EII. If EII is allocable to some categories of tax-exempt U.S. stockholders that are not subject to UBTI, such as public pension funds and governments agencies and instrumentalities, we would be subject to corporate-level tax on such income, and, in that case, we may reduce the amount of distributions to those stockholders that gave rise to the tax. See "— U.S. Federal Income Tax Considerations as a REIT — REMIC Residual Interests, Taxable Mortgage Pools and Excess Inclusion Income" above.

          Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investments in shares of our common stock. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

          In certain circumstances, a pension trust that (1) is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock; and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts. We do not expect to become a "pension-held REIT" and the ownership limitations will aid in that effort, but there are no specific ownership limitations with respect to the rules relating to pension-held REITs in our governing documents. Accordingly, there can be no assurance that we will be able to avoid being treated as a "pension-held REIT."

          A tax-exempt U.S. stockholder that is subject to tax on its UBTI will be required to segregate its taxable income and loss for each unrelated trade or business activity for purposes of determining its UBTI. Certain tax-exempt U.S. stockholders that are private educational institutions will be subject to a 1.4% excise tax on their net investment income.

          Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state and local tax consequences of owning shares of our common stock.

Taxation of Non-U.S. Stockholders

          The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. stockholders. For these purposes, a "non-U.S. stockholder" is a beneficial owner of our stock who is neither a U.S. stockholder nor an entity that is treated as a partnership for U.S. federal income tax purposes. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation of non-U.S. stockholders. In addition, this discussion assumes that:

  •
  you will not have held more than 10% of shares of our common stock (taking into account applicable constructive ownership rules) at any time during the five-year period ending on the date on which you dispose of shares of our common stock or receive distributions from us;

  •
  our common stock is and will continue to be "regularly traded" on an established securities market located in the United States within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), although there can be no assurance that this will continue to be the case; and

  •
  you are not a "qualified shareholder", as defined in Section 897(k)(3)(A) of the Code, which describes certain partnerships and other collective investment vehicles that satisfy various recordkeeping, administrative and other requirements.

          If you are a non-U.S. stockholder, and in particular a non-U.S. stockholder as to which any of these assumptions is not accurate, and in particular if you are a "qualified shareholder" within the meaning of FIRPTA, you should consult your own tax advisor concerning the tax consequence to you of sales of our stock and the receipt of dividends and other distributions from us.

  General

          For most non-U.S. stockholders, an investment in a REIT that invests principally in mortgage loans and MBS is not the most tax-efficient way to invest in such assets. That is because receiving distributions of income derived from such assets in the form of REIT dividends subjects most non-U.S. stockholders to U.S. federal withholding taxes that direct investment in those asset classes, and the direct receipt of interest and principal payments with respect to them, would not. The principal exceptions are foreign sovereigns and their agencies and instrumentalities, which may be exempt from U.S. federal withholding taxes on REIT dividends under Section 892 of the Code, and certain foreign pension funds or similar entities able to claim an exemption from U.S. federal withholding taxes on REIT dividends under the terms of a bilateral tax treaty between their country of residence and the United States.

  Ordinary Dividends

          The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are not effectively connected with a U.S. trade or business of the non-U.S. stockholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. stockholders that are treated as EII will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. See "— U.S. Federal Income Tax Considerations as a REIT — REMIC Residual Interests, Taxable Mortgage Pools and Excess Inclusion Income" above. In the case of a taxable stock dividend with respect to which any withholding tax is imposed, we may have to withhold or dispose of part of the stock otherwise distributable in such dividend and use such stock or the proceeds of such disposition to satisfy the U.S. federal withholding tax imposed. Foreign sovereigns and their agencies and instrumentalities, including "controlled entities" that are not "controlled commercial entities" (within the meaning of Section 892 of the Code) will generally be eligible for an exemption from U.S. federal withholding on such items of income.

          In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder's investment in shares of our common stock is, or is treated as, effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation.

  Non-Dividend Distributions

          Unless either (1) the non-U.S. stockholder's investment in shares of our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to U.S. federal withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

  Capital Gain Dividends

          Capital gain dividends received by a non-U.S. stockholder from a REIT are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. stockholder's investment in shares of our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year). In addition, under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to a gain from disposition of a "U.S. real property interest" held by us directly or through pass-through subsidiaries, will be treated as a distribution subject to the rules discussed above under "— Ordinary Dividends."

  Dispositions of Our Common Stock

          Gain from the sale of shares of our common stock will generally not be subject to U.S. federal income or withholding tax in the case of a non-U.S. stockholder, except in two cases: (1) if the non-U.S. stockholder's investment in shares of our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

  Other U.S. Federal Income Tax Withholding and Reporting Requirements

          The Foreign Account Tax Compliance Act ("FATCA") provisions of the Code currently impose a 30% withholding tax on U.S.-source dividends, interest and other income items paid to (1) foreign financial institutions that do not agree to comply with certain diligence, reporting and withholding obligations with respect to their U.S. accounts and (2) non-financial foreign entities that do not identify

(or confirm the absence of) substantial U.S. owners. The withholding tax of 30% would apply to dividends paid to certain foreign entities unless various information reporting requirements are satisfied. Recently issued proposed U.S. Treasury regulations, which non-U.S. stockholders may rely on, eliminate the FATCA withholding tax on gross proceeds, but such regulations are currently only in proposed form and are subject to change. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (1) accepts deposits in the ordinary course of a banking or similar business, (2) is engaged in the business of holding financial assets for the account of others or (3) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets.

Backup Withholding and Information Reporting

          We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholder who fails to certify its non-foreign status.

          We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

          Payment of the proceeds of a sale of shares of our common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the stockholder otherwise establishes an exemption. Payment of the proceeds of a sale of shares of our common stock conducted through certain U.S.-related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such stockholder's U.S. federal income tax liability provided the required information is furnished to the IRS.

State, Local and Foreign Taxes

          We and our stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. The state, local or foreign tax treatment of us and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in shares of our common stock.

Legislative or other actions affecting REITs could materially and adversely affect us and our stockholders

          The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us. We cannot predict how changes in the tax laws might affect us or our stockholders. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

          In addition, the TCJA made substantial changes to the Code. Among those changes are a significant permanent reduction in the generally applicable corporate tax rate, changes in the taxation of individuals and other non-corporate taxpayers that generally but not universally reduce their taxes on a temporary basis subject to "sunset" provisions, the elimination or modification of various currently allowed deductions (including additional limitations on the deductibility of business interest and substantial limitation on the deduction for state and local taxes imposed on individuals), and the preferential taxation of certain income (including REIT dividends) derived by non-corporate taxpayers from "pass-through" entities. The TCJA also imposes certain additional limitations on the deduction of net operating losses, which may in the future cause us to make distributions that will be taxable to our stockholders to the extent of our current or accumulated earnings and profits in order to comply with the annual REIT distribution requirements. The effect of these and many other changes made in the TCJA is uncertain, both in terms of their direct effect on the taxation of an investment in shares of our common stock and their indirect effect on the value of our assets. Furthermore, many of the provisions of the TCJA will require guidance through the issuance of U.S. Treasury regulations in order to assess their effect. There may be a substantial delay before such regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on us. It is also likely that there will be technical corrections legislation proposed with respect to the TCJA, the timing and effect of which cannot be predicted and may materially and adversely affect us.

ERISA CONSIDERATIONS

          The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) plans (as described in Section 4975(e)(1) of the Code) that are subject to Section 4975 of the Code, including individual retirement accounts and annuities (each of (a)-(b), an "ERISA Plan"), (c) any persons or entities whose underlying assets include, or are deemed to include under the U.S. Department of Labor regulation at 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA (the "Plan Asset Regulations"), or otherwise for purposes of Title I of ERISA or Section 4975 of the Code, "plan assets" by reason of a plan's investment in the person or entity (each, a "Benefit Plan Investor") and persons or entities that have certain specified relationships to an ERISA Plan ("Parties-in-Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the U.S. Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), an insurance company's general account may be deemed to include assets of the ERISA Plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a Party-in-Interest with respect to an ERISA Plan by virtue of such investment. In addition, U.S. federal, state, local, church and non-U.S. plans may be subject to provisions under U.S. federal, state, local or non-U.S. laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"). ERISA also imposes certain duties on persons who are fiduciaries of ERISA Plans that are subject to Title I of ERISA, and both ERISA and the Code prohibit certain transactions between an ERISA Plan and Parties-in-Interest or Disqualified Persons with respect to the ERISA Plan. Under ERISA, a person or entity that has any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or that renders investment advice for a fee or other compensation to the assets of such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

          In considering an investment in shares of our common stock of a portion of the assets of any ERISA Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary's duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

          Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with Parties-In-Interest or Disqualified Persons unless an exemption is available. A Party-in-Interest or Disqualified Person that engages in a non-exempt prohibited transaction may be subject to excise taxes under the Code and other penalties and liabilities under ERISA and may result in the loss of tax-exempt status of an individual retirement account. In addition, the fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to personal liabilities under ERISA.

          The Plan Asset Regulations provide that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which an ERISA Plan purchases an "equity interest" will be deemed to be assets of the investing ERISA Plan, unless a certain exception applies. The Plan Asset Regulations define an "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and has no substantial equity features. Our common stock included in this offering should be treated as "equity interests" for purposes of the Plan Asset Regulations.

          The Plan Asset Regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a "real estate operating company" or a "venture capital operating company." Under the Plan Asset Regulations, a "real estate operating company" is defined generally, as an entity: (1) which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost; (2) invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and (3) which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

          According to those same regulations, a "venture capital operating company" is defined, generally, as an entity that on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost invested in one or more operating companies with respect to which the entity has management rights; and that, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

          Another exception under the Plan Asset Regulations applies to "publicly offered securities," which are defined as securities that are: (i) freely transferable; (ii) part of a class of securities that is widely held; and (iii) either part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act, or sold to an ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

          Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Under the Plan Asset Regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for U.S. federal or state tax purposes or which would violate any state or U.S. federal statute, regulation, court order, judicial decree, or rule of law will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security that are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

          A class of securities is considered "widely held" if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control.

          We expect that our common stock will meet the criteria of the publicly offered securities exception to the look-through rule. First, our common stock should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon transfer of our common stock are those generally permitted under the Plan Asset Regulations, those required under U.S. federal tax laws to qualify and maintain our qualification as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to a registered public offering and those owned by officers, directors and other affiliates, and voluntary restrictions agreed to by a selling stockholder regarding volume limitations.

          Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors and that at least 100 or more of these investors will be independent of us and of one another.

          Third, our common stock included in this offering will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and our common stock will be registered under the Exchange Act.

          If, however, none of the exceptions under the Plan Asset Regulations were applicable to us and we were deemed to hold plan assets subject to ERISA or Section 4975 of the Code, such plan assets would include an undivided interest in the assets held by us. In such event, such assets and the persons providing services with respect to such assets would be subject to the fiduciary responsibility and the prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code.

          In addition, if our assets were treated as plan assets: (1) the prudence and other fiduciary responsibility standards of ERISA would apply to certain investments made by us, and (2) certain of our activities could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Code (e.g., the extension of credit between an ERISA Plan and a Party in Interest or Disqualified Person). Such transactions may, however, be subject to a statutory or administrative exemptions.

          Whether or not our underlying assets are deemed to include plan assets as described above, the acquisition and/or holding of our common stock by a Benefit Plan Investor with respect to which we or an underwriter is considered a Party-In-Interest or a Disqualified Person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from certain of the prohibited transaction provision of ERISA and Section 4975 of the Code, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction (in other words, not a fiduciary) and provided further that the ERISA Plan pays no more than, and receives no less than, adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

          None of us, any underwriter or their respective affiliates, agents or employees (the "Transaction Parties") will act as a fiduciary to any ERISA Plan with respect to the ERISA Plan's decision to invest in common stock, and none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with any ERISA Plan's acquisition of our common stock. Each fiduciary or other person with investment responsibilities over the assets of an ERISA Plan considering an investment in our common stock must carefully consider the above factors before making an investment.

          In addition, each prospective purchaser and subsequent transferee of our common stock that is a Benefit Plan Investor will be deemed to have represented and warranted that (1) none of the Transaction Parties has provided any investment advice to the Benefit Plan Investor or any fiduciary or other person investing on behalf of the Benefit Plan Investor, or who otherwise has discretion or control over the investment and management of plan assets (a "Plan Fiduciary"), on which either the Benefit Plan Investor or Plan Fiduciary has relied in connection with the decision to acquire our common stock, (2) the Transaction Parties are not otherwise acting as a "fiduciary" (as that term is defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Code) to the Benefit Plan Investor or Plan Fiduciary in connection with the Benefit Plan Investor's acquisition of our common stock and (3) the Plan Fiduciary is exercising its own independent judgment in evaluating the transaction.

          Moreover, each Plan Fiduciary with respect to an ERISA Plan that is subject to Title I of ERISA should determine whether, under the general fiduciary standards of investment prudence and diversification, acquiring our common stock is appropriate for the ERISA Plan, taking into account the overall investment policy of the ERISA Plan and the composition of the ERISA Plan's investment portfolio.

          The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that Plan Fiduciaries, as well as fiduciaries of a plan that is not a Benefit Plan Investor, consult with counsel regarding the potential applicability of ERISA, the Code and Similar Laws to an investment in our common stock and whether any exceptions or exemptions are applicable (including the publicly offered securities exception) and whether all conditions of any such exceptions or exemptions have been satisfied.

 UNDERWRITING

          We are offering the shares of common stock described in this prospectus through a number of underwriters. We intend to enter into an underwriting agreement with the underwriters with respect to the shares of our common stock offered hereby, for which Wells Fargo Securities, LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and UBS Securities LLC are acting as the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the front cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
UBS Securities LLC

Total

          The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are committed to purchase all of the shares of our common stock offered by us if they purchase any shares (other than those covered by the over-allotment option described below). The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

          The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the front cover page of this prospectus and to certain dealers at that price less a concession. After the public offering of the shares, the initial public offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters.

          We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of                                       additional shares of our common stock from us at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the front cover page of this prospectus. If the underwriters exercise this over-allotment option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the prior table.

          The underwriting fee is equal to the initial public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Initial Public Offering Price per Share	Total Without Over-Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before offering expenses, to us(2)	$	$	$

(1)
Angel Oak Capital has agreed to pay the underwriting discounts and commissions in connection with this offering.

(2)
Angel Oak Capital has agreed to pay all of our expenses incurred in connection with this offering.

          We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             .

          A prospectus in electronic format may be made available on the websites maintained by one or more underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

          We, each of our executive officers, directors and director nominees and Angel Oak Mortgage Fund's partners have agreed for a period of                          days after the date of this prospectus, and our Manager and the members of senior management of Angel Oak participating in the private placement have agreed for a period of                          days after the date of this prospectus, subject to specified exceptions, that, without the prior written consent of the representatives of the underwriters we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the                          or                           day, as applicable, after the date of this prospectus, directly or indirectly:

  (i)
  issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or preferred stock or other stock, or any securities convertible into or exercisable or exchangeable for our common stock or other stock, whether currently owned or hereafter acquired, nor publicly disclose the intention to make any offer, sale or disposition;

  (ii)
  in the case of us, file or cause the filing of any registration statement under the Securities Act with the SEC with respect to any shares of our common stock or other stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock or other stock (other than any registration statement filed pursuant to Rule 462(b) under the Securities Act to register securities to be sold to the underwriters pursuant to the underwriting agreement or any registration statement on Form S-8 to register shares of our common stock issuable under our 20    Equity Incentive Plan), nor publicly disclose the intention to make any filing; or

  (iii)
  enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any shares of our common stock or other stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or other stock, whether any transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock, other stock, other securities convertible into or exercisable or exchangeable for shares of our common stock or other stock, in cash or otherwise, or publicly announce any intention to do any of the foregoing. Shares of our common stock purchased by any of our directors or executive officers in this offering would also be subject to the foregoing restrictions on transfer, as well as restrictions on disposition imposed by applicable law.

          Notwithstanding the above, each of our directors, director nominees, executive officers and any partners in Angel Oak Mortgage Fund who are individuals may transfer shares of our common stock, stock or other securities convertible into or exercisable or exchangeable for shares of our common stock or other stock: (1) as a bona fide gift or gifts; (2) by will or intestate succession; or (3) to any trust for the direct or indirect benefit of the lock-up signatory or the immediate family of such signatory; provided, in each case, that (a) the transfer does not involve a disposition for value, (b) the transferee agrees in writing with the underwriters to be bound by the terms of a lock-up agreement and (c) no filing by any party under Section 16(a) of the Exchange Act is required or made voluntarily in connection with such transfer. Additionally, the foregoing lock-up restrictions do not apply to the grant of any equity awards made under our 20    Equity Incentive Plan in connection with this offering, as described under "Management — 20    Equity Incentive Plan — Initial Awards," or the exercise of any equity awards pursuant to our 20    Equity Incentive Plan; provided, that such restrictions will apply to such party's shares of our common stock, stock or other securities convertible into or exercisable or exchangeable for shares of our common stock or other stock issued upon such exercise.

          In addition, our Manager and the partners in Angel Oak Mortgage Fund that are entities may transfer shares of our common stock, stock or other securities convertible into or exercisable or exchangeable for shares of our common stock or other stock through a distribution to limited partners, members, stockholders or other equity holders of such entity, or to affiliates or to any investment fund or other entity controlled or managed by such entity; provided, in each case, that the transferee agrees in writing with the underwriters to be bound by the terms of a lock-up agreement.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute payments the underwriters may be required to make in respect of these liabilities.

Determination of Offering Price

          We intend to apply to have our common stock listed on the NYSE under the symbol "             ."

          Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of our common stock will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

  •
  the history and prospects of residential mortgage REITs;

  •
  prior offerings of those companies;

  •
  our prospects for acquiring attractive investments in our target assets;

  •
  our capital structure;

  •
  an assessment of our officers and Angel Oak, including our Manager, and their experience in residential mortgage lending;

  •
  general conditions of the securities markets at the time of this offering;

  •
  estimates of our business potential; and

  •
  other factors we and the underwriters deemed relevant.

          We offer no assurances that the initial public offering price will correspond to the price at which the shares of our common stock will trade in the public market subsequent to the offering or that an active trading market for the shares of our common stock will develop and continue after the offering.

Stabilization, Short Positions

          In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters may consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

          The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when a representative repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

          Any of these activities may have the effect of preventing or retarding a decline in the market price of shares of our common stock. They may also cause the price of shares of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships

          The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

          In addition, prior to the completion of this offering, we intend to enter into the 10b5-1 Purchase Plan with                                       , one of the underwriters in this offering. Pursuant to the 10b5-1

Purchase Plan,                                       , as our agent, will buy in the open market up to $              million in shares of our common stock in the aggregate during the period beginning four full calendar weeks following the completion of this offering and ending 12 months thereafter or, if sooner, the date on which all the capital committed to the 10b5-1 Purchase Plan has been exhausted. See "Certain Relationships and Related Party Transactions — 10b5-1 Purchase Plan" for additional details.

          Moreover, an affiliate of Wells Fargo Securities, LLC, one of the underwriters in this offering, serves as master servicer of the pool of mortgage loans contributed to AOMT 2019-2 in our securitization transaction, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of Existing Financing Arrangements — Securitization Transaction."

 LEGAL MATTERS

          Certain legal matters, including certain tax matters, will be passed upon for us by Sidley
Austin LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock sold in this offering and certain other matters under Maryland law.

EXPERTS

          The consolidated financial statements of Angel Oak Mortgage, Inc. as of December 31, 2018 and for the period from September 18, 2018 (commencement of operations) through December 31, 2018 have been included in this registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Our SEC filings, including our registration statement, are available to you, free of charge, on the SEC's website at www.sec.gov.

          As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information. These reports and other information will be available through the SEC's website referred to above.

INDEX TO FINANCIAL STATEMENTS

Angel Oak Mortgage, Inc. Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet as of December 31, 2018	F-3
Consolidated Statement of Operations for the period from September 18, 2018 (Commencement of Operations) through December 31, 2018	F-4
Consolidated Statement of Changes in Stockholder's Equity for the period from September 18, 2018 (Commencement of Operations) through December 31, 2018	F-5
Consolidated Statement of Cash Flows for the period from September 18, 2018 (Commencement of Operations) through December 31, 2018	F-6
Notes to the Consolidated Financial Statements as of and for the period from September 18, 2018 (Commencement of Operations) through December 31, 2018	F-7
Schedule IV — Mortgage Loans on Real Estate — December 31, 2018	F-24
Angel Oak Mortgage, Inc. Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheet (unaudited) as of March 31, 2019 and December 31, 2018	F-26
Condensed Consolidated Statement of Operations (unaudited) for the three months ended March 31, 2019	F-27
Condensed Consolidated Statement of Changes in Stockholders' Equity (unaudited) for the three months ended March 31, 2019	F-28
Condensed Consolidated Statement of Cash Flows (unaudited) for the three months ended March 31, 2019	F-29
Notes to the Condensed Consolidated Financial Statements (unaudited) as of and for the three months ended March 31, 2019	F-30

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Angel Oak Mortgage, Inc.:

Opinion on the Consolidated Financial Statements

          We have audited the accompanying consolidated balance sheet of Angel Oak Mortgage, Inc. and subsidiaries (the Company) as of December 31, 2018, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the period from September 18, 2018 (commencement of operations) through December 31, 2018, and the related notes and Schedule IV — Mortgage Loans on Real Estate (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from September 18, 2018 (commencement of operations) through December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

          These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

          We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2018.

New York, New York
August 9, 2019

ANGEL OAK MORTGAGE, INC.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2018

ASSETS
Residential mortgage loans — at fair value (cost $229,471,524)	$229,471,524
Investment securities — at fair value (cost $197,637,902)	197,641,620
Cash and cash equivalents	790,893
Restricted cash	1,225,819
Principal and interest receivable	850,783
Other assets	974,949

Total assets	$430,955,588

LIABILITIES
Notes payable	$187,775,249
Securities sold under agreements to repurchase	197,011,000
Unrealized depreciation on futures contracts — at fair value	878,341
Accrued expenses	597,256
Interest payable	546,574
Management fee payable	101,342

Total liabilities	386,909,762

Commitments and Contigencies (Note 11)
STOCKHOLDER'S EQUITY
Common stock, $0.01 par value, 90,000,000 shares authorized, 1,000 shares issued and outstanding as of December 31, 2018	10
Additional paid in capital	45,594,878
Retained deficit	(1,549,062)

Total stockholder's equity	44,045,826

Total liabilities and stockholder's equity	$430,955,588

See notes to consolidated financial statements

' Table of Contents

ANGEL OAK MORTGAGE, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 2018

INTEREST INCOME, NET
Interest income	$1,935,810
Interest expense	1,394,698

NET INTEREST INCOME	541,112
REALIZED AND UNREALIZED GAINS (LOSSES)
Net realized loss on derivative contracts	(3,539)
Net unrealized losses on financial instruments	(874,623)

TOTAL REALIZED AND UNREALIZED LOSSES	(878,162)
EXPENSES
Operating and investment expenses	1,110,670
Management fee	101,342

Total operating expenses	1,212,012
NET LOSS	$(1,549,062)

PER COMMON SHARE INFORMATION:
Net loss allocable to common stockholder per share of our common stock, basic and diluted	$(1,549)
Weighted average number of shares of our common stock outstanding, basic and diluted	1,000

See notes to consolidated financial statements

ANGEL OAK MORTGAGE, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 2018

	Common Stock at Par	Additional Paid in Capital	Retained Deficit	Total Equity
Stockholder's equity, beginning of period	$—	$—	$—	$—
Issuance of common stock	10	45,594,878	—	45,594,888
Net loss for the period	—	—	(1,549,062)	(1,549,062)

Stockholder's equity, end of period	$10	$45,594,878	$(1,549,062)	$44,045,826

See notes to consolidated financial statements

ANGEL OAK MORTGAGE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD FROM SEPTEMBER 18, 2018
(COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,549,062)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized loss on derivative contracts	3,539
Net change in unrealized loss on financial instruments	874,623
Accretion of securities	(106,741)
Amortization of debt issuance costs	42,370
Purchases of residential mortgage loans	(230,135,084)
Principal payments on residential mortgage loans	644,192
Amortization of premiums and discounts on residential mortgage loans	19,367
Net change in:
Principal and interest receivable	(850,783)
Other assets	(817,344)
Management fee payable	101,342
Accrued expenses	597,256
Interest payable	546,574

NET CASH USED IN OPERATING ACTIVITIES	(230,629,751)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investments in securities	(197,534,699)

NET CASH USED IN INVESTING ACTIVITIES	(197,534,699)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	45,594,888
Cash paid for debt issuance costs	(199,975)
Net proceeds for securities sold under agreement to repurchase	197,011,000
Net proceeds from notes payable	187,775,249

NET CASH PROVIDED BY FINANCING ACTIVITIES	430,181,162

CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	2,016,712
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	—

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$2,016,712

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$805,754

See notes to consolidated financial statements

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

1.       Organization

          Angel Oak Mortgage, Inc., together with its subsidiaries, ("the Company") is a real estate finance company focused on acquiring and investing in first lien non-qualified residential mortgage ("non-QM") loans and other mortgage-related assets in the U.S. mortgage market. The Company's strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform. This origination platform operates through wholesale and retail channels and has a national origination footprint. The Company also opportunistically invests in other residential mortgage loans, commercial real estate loans, residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"), and other mortgage-related assets. The Company's objective is to generate attractive risk-adjusted returns for its stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

          The Company is a Maryland corporation incorporated on March 20, 2018. The Company achieves its investment objective by investing a portion of its assets in its wholly owned subsidiary, Angel Oak Mortgage REIT TRS, LLC ("AOMR TRS"), a Delaware limited liability company formed on March 21, 2018, which invests its assets in Angel Oak Mortgage Fund TRS, a Delaware statutory trust formed on June 15, 2018. On September 18, 2018 (commencement of operations), the Board of Directors authorized the Company to commence operations and on October 19, 2018 the Company began its investing activities. For the period prior to September 18, 2018, the Company had no operating activity.

          The Company is externally managed and advised by Falcons I, LLC ("Manager"), a registered investment adviser with the Securities and Exchange Commission ("SEC"). The Company has been organized and operates in conformity with the requirements for qualification as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and intends to elect and qualify to be taxed as a REIT commencing with its taxable year ended December 31, 2018.

2.      Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

          The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities ("VIEs") in which it is considered the primary beneficiary. All significant inter-company balances and transactions have been eliminated in consolidation.

Variable Interest Entities

          A VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that has both (i) the power to control the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

          The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE causes the Company's consolidation conclusion to change.

Use of Estimates

          The preparation of financial statements requires the Company to make a number of significant estimates. These include estimates of fair value of certain assets and liabilities, amounts and timing of credit losses, prepayment rates, and other estimates that affect the reported amounts of certain assets and liabilities as of the date of the consolidated financial statements and the reported amounts of certain revenues and expenses during the reported periods. It is likely that changes in these estimates (e.g., valuation changes due to supply and demand, credit performance, prepayments, interest rates, or other reasons) will occur in the near term. The Company's estimates are inherently subjective in nature and actual results could differ from the Company's estimates and the differences could be material.

Segment Reporting

          Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined it operates in a single operating segment and has one reportable segment, which is to acquire, invest in and finance mortgage-related assets. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Cash and Cash Equivalents

          Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less at acquisition. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for meeting short-term liquidity requirements, rather than for investment purposes.

Restricted Cash

          Restricted cash represents cash held at a single financial institution for margin on futures trading activity.

Investment Securities, at Fair Value

          The Company's investment securities include U.S. Treasury securities for which the Company has adopted the fair value option, and which are classified as trading securities and carried at their estimated fair values, with changes in the fair value recorded in net unrealized gains (losses) on financial instruments in the accompanying consolidated statement of operations.

Residential Mortgage Loans, at Fair Value

          Residential mortgage loans include loans that the Company is marketing for sale to third parties, including transfers to securitization entities that the Company plans to sponsor and contributions to

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

other securitization entities. Coupon interest is recognized as revenue when earned and deemed collectible or until a loan becomes more than 90 days past due, at which point the loan is placed on nonaccrual status. A delinquent loan previously placed on nonaccrual status is cured when all delinquent principal and interest have been remitted by the borrower, at which point the loan is placed back on accrual status. Changes in fair value for these loans are recurring and are reported in net unrealized gains (losses) on financial instruments in the consolidated statement of operations.

Purchases and Sales of Investment Securities

          The Company accounts for a contract for the purchase or sale of investment securities on a trade date basis. Sales of investments are driven by the Company's portfolio management process. The Company seeks to mitigate risks including those associated with prepayments and will opportunistically rotate the portfolio into securities and/or other investments the Manager believes have more favorable attributes. Strategies may also be employed to manage net capital gains, which need to be distributed for tax purposes.

          At the time of disposition, realized gains or losses on sales of investments are determined based on a specific identification basis and are a component of net realized loss on derivative contracts in the consolidated statement of operations.

Revenue Recognition

Investment Securities

          Interest income on investment securities is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts are amortized into interest income over the life of such securities using the effective yield method. Adjustments to premium amortization are made for actual prepayments.

Residential Mortgage Loans

          Interest income on residential mortgage loans is recognized using the effective interest method over the life of the loans. The amortization of any related premiums and discounts are included in interest income. Interest income recognition is suspended when residential mortgage loans are placed on nonaccrual status. Generally, residential mortgage loans are placed on nonaccrual status when delinquent for more than 90 days or when determined not to be probable of full collection. Interest accrued, but not collected, at the date residential mortgage loans are placed on nonaccrual status is reversed and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status.

Commercial Real Estate Loans

          Interest income on commercial real estate loans is recognized using the effective interest method over the life of the loans. The amortization of any related premiums and discounts are included in interest income. Interest income recognition is suspended when the commercial real estate loan becomes past due based on the terms of the loan agreement. Interest received after the loan become past due or impaired is used to reduce the outstanding loan principal balance. When a delinquent loan previously placed on nonaccrual status has cured, meaning all delinquent principal and interest have been remitted by the borrower, the loan is placed back on accrual status. Alternatively, the delinquent or impaired loan may be placed back on accrual status if restructured and after the loan is considered

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

re-performing. A restructured loan is considered re-performing when the loan has been current for at least 12 months. As of December 31, 2018 the Company had no commercial real estate loans or related assets.

Derivative Financial Instruments, at Fair Value

          The Company may use a variety of derivative instruments to economically hedge a portion of its exposure to market risks, including interest rate risk and prepayment risk. Derivatives are accounted for in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 815, Derivatives and Hedging, which requires recognition of all derivatives as either assets or liabilities at fair value on the consolidated balance sheet. These derivative financial instrument contracts are not designated as hedges for U.S. GAAP purposes; therefore, all changes in fair value are recognized in earnings. See Note 7, Derivative Financial Instruments for further information.

Due from/to Counterparties

          Due from counterparties represents cash posted by the Company with its counterparties as collateral for the Company's interest rate derivative financial instruments and repurchase agreements. Due to counterparties represents cash posted with the Company by its counterparties as collateral under the Company's interest rate derivative financial instruments and repurchase agreements. No amounts were due from or to counterparties as of December 31, 2018.

Repurchase Agreements

          The Company finances purchases of residential and commercial real estate loans and investment securities through the use of repurchase agreements. The repurchase agreements are treated as collateralized financing transactions, which expire within one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements. Interest paid and accrued in accordance with repurchase agreements is recorded as interest expense.

Fair Value Measurements

          The Company reports various investments at fair value, including certain eligible financial instruments elected to be accounted for under the fair value option ("FVO"). A fair value measurement represents the price at which an orderly transaction would occur between willing market participants at the measurement date. This definition of fair value focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. See Note 8, Fair Value Measurements for further discussion on fair value measurements.

Earnings Per Share

          Basic net income (loss) per share is computed by dividing net income (loss) reduced by preferred dividends, if applicable, by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period, unless anti-dilutive. During 2018 the Company had no dilutive common stock equivalents.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

Income Taxes

          ASC 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated financial statements. ASC 740 requires entities to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties.

          The Company has been organized and operates in conformity with the requirements for qualification as a REIT under the Code and intends to elect and qualify to be taxed as a REIT commencing with its taxable year ended December 31, 2018. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that the Company makes qualifying distributions to stockholders, and provided that the Company satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which the Company lost its REIT qualification. Accordingly, the failure to qualify as a REIT could have a material adverse impact on the Company's results of operations and amounts available for distribution to stockholders.

          The dividends paid deduction for qualifying dividends paid to stockholders is computed using the Company's taxable income as opposed to net income reported in the consolidated statement of operations. Taxable income, generally, will differ from net income reported in the consolidated statement of operations because the determination of taxable income is based on regulations and not U.S. GAAP.

          The Company may create and elect to treat certain subsidiaries as taxable REIT subsidiaries ("TRSs"). In general, a TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A domestic TRS is subject to U.S. federal, state and local corporate income taxes, and its value may not exceed 20% of the value of the Company's total assets. If the TRS generates net income it may declare dividends to the Company, which will be included in the Company's taxable income and necessitate a distribution to its stockholders. Conversely, if we retain earnings at the TRS level, no distribution is required. As of December 31, 2018, the Company had a single wholly-owned subsidiary, AOMR TRS, which it has elected to treat as a domestic TRS.

          Current and deferred taxes are recorded on earnings (losses) recognized by AOMR TRS. Deferred income tax assets and liabilities are calculated based upon temporary differences between the Company's U.S. GAAP consolidated financial statements and the U.S. federal and state basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets and recognizes a valuation allowance if, based on available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized. In evaluating the realizability of the deferred tax asset, the Company will consider the expected future taxable income, existing and projected book to tax differences as well as tax planning strategies. This analysis is inherently subjective, as it is based on forecasted earnings and business and economic activity. Changes in estimates of deferred tax asset realizability, if any, are included in "Income tax provision (benefit)" in the consolidated statement of operations.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

          As a REIT, if the Company fails to distribute in any calendar year (subject to specific timing rules for certain dividends paid in January) at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, the Company would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed and (ii) the amounts of income retained and on which the Company has paid U.S. federal corporate income tax.

Risks and Uncertainties

Credit Risk

          The Company assumes credit risk through the investment in mortgage loans and other mortgage-related assets. Credit losses on mortgage loans can occur for many reasons, including: fraud; poor underwriting; poor servicing practices; weak economic conditions; increases in payments required to be made by borrowers; declines in the value of real estate; declining rents on single- and multi-family residential rental properties; natural disasters, the effects of climate change (including flooding, drought, wildfires, and severe weather) and other natural events; uninsured property loss; over-leveraging of the borrower; costs of remediation of environmental conditions, such as indoor mold; changes in zoning or building codes and the related costs of compliance; acts of war or terrorism; changes in legal protections for lenders and other changes in law or regulation; and personal events affecting borrowers, such as reduction in income, job loss, divorce, or health problems. In addition, the amount and timing of credit losses could be affected by loan modifications, delays in the liquidation process, documentation errors, and other action by servicers. Weakness in the U.S. economy or the housing market could cause the Company's credit losses to increase beyond levels that it currently anticipates.

          In addition, rising interest rates may increase the credit risks associated with certain residential mortgage loans. For example, the interest rate is adjustable for many of the loans held by the Company or at the securitization entity the Company has sponsored. In addition, a portion of the loans the Company has pledged to secure loan financing lines have adjustable interest rates. Accordingly, when short-term interest rates rise, required monthly payments from homeowners will rise under the terms of these adjustable-rate mortgages, and this may increase borrowers' delinquencies and defaults.

          Credit losses on commercial real estate loans can occur for many of the reasons noted above for residential mortgage loans. Moreover, these types of real estate loans may not be fully amortizing and, therefore, the borrower's ability to repay the principal when due may depend upon the ability of the borrower to refinance or sell the property at maturity. Business purpose real estate loans are particularly sensitive to conditions in the rental housing market and to demand for rental residential properties.

          Within a securitization of residential, multi-family, or business purpose real estate loans, various securities are created, each of which has varying degrees of credit risk. The Company may own the securities in which there is more (or the most) concentrated credit risk associated with the underlying real estate loans. In general, losses on an asset securing a loan or loan included as collateral to a securitization will be borne first by the owner of the property (i.e., the owner will first lose any equity invested in the property) and, thereafter, by the first loss security holder, and then by holders of more senior securities. In the event the losses incurred upon default on the loan exceed any classes in which the Company invests, the Company may not be able to recover all of its investment in the securities it holds. In addition, if the underlying properties have been overvalued by the originating appraiser or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related security, then the first-loss securities may suffer a total loss of

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

principal, followed by losses on the second-loss and then third-loss securities (or other residential and commercial securities that the Company owns). In addition, with respect to residential securities the Company owns, the Company may be subject to risks associated with the determination by a loan servicer to discontinue servicing advances (advances of mortgage interest payments not made by a delinquent borrower) if they deem continued advances to be unrecoverable, which could reduce the value of these securities or impair the Company's ability to project and realize future cash flows from these securities.

          Investments in subordinated RMBS and CMBS involve greater credit risk than the senior classes of the issue or series. Many of the default-related risks of whole loan mortgages will be magnified in subordinated securities. Default risks may be further pronounced in the case of RMBS and CMBS by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. In addition, principal payments on subordinated securities may be subject to a "lockout" period in which some or all of the principal payments are directed to the related senior securities. This lock-out period may be for a set period of time and/or may be determined based on pool performance criteria such as losses and delinquencies. Such securities therefore possess some of the attributes typically associated with equity investments.

Interest Rate Risk

          Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. A significant portion of our financial assets and liabilities, including our whole loan investments, investment securities, loan financing facilities, and security repurchase facilities, are interest earning or interest bearing and, as a result, we are subject to risks arising from fluctuations in the prevailing levels of market interest rates. In addition, all of our financing arrangements have a variable rate component or include rates which reset monthly and add additional risk due to fluctuations in market interest rates. Any excess cash and cash equivalents of ours are invested in instruments earning short-term market interest rates.

          Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we may utilize various derivative instruments and other hedging instruments to mitigate interest rate risk.

Liquidity Risk

          An insufficient secondary market may prevent the liquidation of an asset or limit the funds that can be generated from selling an asset. A portion of the Company's financial assets are designated as illiquid and may be subject to high liquidity risk.

Prepayment Risk

          The frequency at which prepayments occur on loans held and loans underlying RMBS and CMBS will be affected by a variety of factors including the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other factors. Generally, mortgage obligors tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

          Generally, whole loans, RMBS and CMBS purchased at a premium are adversely affected by faster than anticipated prepayments, and whole loans, RMBS and CMBS purchased at a discount are adversely affected by slower than anticipated prepayments. The adverse effects of prepayments may impact the Company in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to the financial instruments that the Manager may have constructed to reduce specific financial risks for these investments, resulting in a loss to the Company. In particular, prepayments (at par) may limit the potential upside of many whole loans, RMBS and CMBS to their principal or par amounts, whereas their corresponding hedges, if any, often have the potential for unlimited loss.

Extension Risk

          The Manager computes the projected weighted average life of the Company's investments based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgage loans. In general, when fixed rate or adjustable rate or hybrid mortgage loans or other mortgage-related assets are acquired via borrowings, the Compnay may, but is not required to, enter into an interest rate swap agreement or other hedging instrument that attempts to fix the Company's borrowing costs for a period close to the anticipated average life of the fixed rate portion of the related assets, in each case subject to qualifying and maintaining the Company's qualification as a REIT and maintaining the Company's exclusion from regulation as an investment company under the Investment Company Act. This strategy is designed to protect the Company from rising interest rates as the borrowing costs are managed to maintain a net interest spread for the duration of the fixed rate portion of the related assets. However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have an adverse impact on the Company's results from operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the fixed and adjustable rate or hybrid assets would remain fixed. In extreme situations, the Company may be forced to sell assets to maintain adequate liquidity, which could cause the Company to incur losses.

Concentration of Credit Risk

          In the normal course of business, the Company holds its cash balances with financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Recent Accounting Pronouncements

          In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). The standard's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In addition, the new guidance requires improved disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customer. In March 2016, the FASB issued ASU 2016-08, which clarifies principal versus agent considerations in reporting revenue gross versus net. In April 2016, the FASB

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

issued ASU 2016-10, which clarifies the identification of performance obligations. In May 2016, the FASB issued ASC 2016-12, which affects only the narrow scope of Topic 606. These standards are effective for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2017. The Company has determined that these standards did not have a material impact on the Company's financial condition or results of operations.

          In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10). The newly issued accounting guidance was issued to improve certain aspects of classification and measurement of financial instruments, including significant revisions in accounting related to the classification and measurement of investments in equity securities and presentation of certain fair value changes for financial liabilities when the fair value option is elected. The Company has adopted this ASU and it did not have a material impact on the Company's financial condition or results of operations.

          In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets and certain other instruments. Allowances for credit losses on available for sale debt securities will be recognized, rather than direct reductions in the amortized cost of the investments. This model also requires the estimation of lifetime expected credit losses and corresponding recognition of allowance for losses on trade and other receivables, held-to-maturity debt securities, loans, and other instruments held at amortized cost. This ASU requires certain recurring disclosures and is effective for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2020, with early adoption permitted for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2018. The Company is evaluating the impact of the adoption of this ASU.

          In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how entities should classify certain cash receipts and cash payments and how the predominance principle should be applied on the statement of cash flows. Additionally, in November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents, but no longer present transfers between cash and cash equivalents and restricted cash and cash equivalents in the statement of cash flows. These ASUs did not have an impact on the Company's financial condition or results of operations but impacted the presentation of the consolidated statements of cash flows.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

3.       Residential Mortgage Loans

          Residential mortgage loans are measured at fair value. The following table presents the carrying value, weighted average interest rate and weighted average remaining maturity of the Company's residential mortgage loan portfolio as of December 31, 2018:

Residential
Unpaid principal balance	$222,510,449
Premium on mortgage loans purchased	6,961,075

Fair Value	$229,471,524

Weighted average interest rate	6.75%
Weighted average remaining maturity (years)	29.5

4.      Investment Securities

          The following table presents certain information about the Company's investment securities at December 31, 2018:

	Face Value	Unamortized (Discount), net	Amortized Cost	Unrealized Gains	Fair Value	Net Effective Yield
U.S. Treasury Bills	$198,000,000	$(361,900)	$197,638,100	$3,520	$197,641,620	2.39%

          The US treasury securities held by the Company matured on January 29, 2019. The Company has recognized accretion of these securities in the amount of $106,741 during the period ended December 31, 2018.

5.       Notes Payable

          The Company and AOMR TRS have the ability to finance whole loans, utilizing lines of credit up to $550,000,000 from three counterparties. Outstanding borrowings bear interest at floating rates depending on the lending counterparty, the collateral pledged, and the rate in effect for each interest period, as the same may change from time to time at the end of each interest period. Some loans include up-front fees, fees on unused balances, covenants and concentration limits on types of collateral pledged; all vary based on the counterparty.

          Below is a table that details all of the lines of credit utilized by the Company for whole loans at December 31, 2018:

Line of Credit	Facility Limit	Base Interest Rate	Interest Rate Spread	Maturity Date	Drawn Amount
Financing Line 1	$150,000,000	3 month LIBOR	1.75% - 2.50%	October 2019	$148,711,504
Financing Line 2	300,000,000	1 month LIBOR	2.00% - 2.75%	December 2019	39,063,745
Financing Line 3	100,000,000	1 month LIBOR	2.65% - 3.75%	December 2019	—

Total	$550,000,000				$187,775,249

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

6.      Securities Sold Under Agreements to Repurchase

          Transactions involving securities sold under agreements to repurchase are treated as collateralized financial transactions, and are recorded at their contracted repurchase amounts. At December 31, 2018, securities sold under agreements to repurchase had interest rates of 3.3% and a maturity dates of one month from the date of borrowing. Accrued interest is included in interest payable.

          Margin for securities sold under agreements to repurchase represents margin collateral amounts held to ensure that the Company has sufficient coverage for securities sold under agreements to repurchase in case of adverse price movements.

          The following table summarizes certain characteristics of our repurchase agreements at December 31, 2018.

Repurchase Agreements	Amount Outstanding	Interest Rate	Remaining Maturity (Days)
U.S. Treasury Bills	$197,011,000	3.30%	15

          Although the transactions under repurchase agreements represent committed borrowings until maturity, the lenders may retain the right to mark the underlying collateral at fair value. A reduction in the value of pledged assets would require the Company to provide additional collateral or fund margin calls. The Company does not anticipate any defaults by its repurchase agreement counterparties. However, there can be no assurance that such defaults will not occur.

          Repurchase agreements are subject to certain financial covenants. The Company is in compliance with these covenants at December 31, 2018.

7.      Derivative Financial Instruments

          In the normal course of business, the Company enters into derivative financial instruments to economically hedge portions of its exposure to market risk. The derivatives in which the Company invests are primarily futures. Derivatives serve as a component of the Company's investment strategy and are utilized primarily to manage the interest rate risk of the portfolio or individual investments. During the period from September 18, 2018 (commencement of operations) through December 31, 2018 the Company conducted five futures trades.

          As of December 31, 2018, the derivative instruments carried on the consolidated balance sheet are presented in the following table:

	Derivative Instruments
Derivatives not Accounted for as Hedging Instruments	Number of contracts	Assets	Liabilities
Futures contracts	1,800	$—	$(878,341)

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

          The Company considers the year-end notional amounts, categorized by primary underlying risk, to be representative of the volume of its derivative activities. The notional amounts as of December 31, 2018 are shown in the table below:

	Long Exposure	Short Exposure
Primary underlying risk	Notional Amounts	Notional Amounts
Interest Rate
Futures contracts	$15,800,000	$180,000,000

          The impact of these derivative instruments on the consolidated statement of operations for the period from September 18, 2018 (commencement of operations) through December 31, 2018 are presented in the table below.

Derivatives not Accounted for as Hedging Instruments	Net Realized Gains/(Losses) on Derivative Instruments	Net Change in Unrealized Appreciation/ (Depreciation) on Derivative Instruments
Futures Contracts	$(21,890)	$(878,341)

8.      Fair Value Measurements

Definition and Hierarchy

          Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable:

  •
  Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity.

  •
  Unobservable inputs are inputs that reflect the reporting entity's own assumptions.

          A fair value hierarchy for inputs is implemented in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are used when available. The availability of valuation techniques and the ability to attain observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is newly issued and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

          The fair value hierarchy is categorized into three broad levels based on the inputs as follows:

          Level 1 —  Valuations based on unadjusted, quoted prices in active markets for identical assets and liabilities.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

          Level 2 —  Valuations based on quoted prices in an inactive market, or whose values are based on models — but the inputs to those models are observable either directly or indirectly for substantially the full term of the assets and liabilities. Level 2 inputs include the following:

  a)
  Quoted prices for similar assets and liabilities in active markets, (e.g. restricted stock);

  b)
  Quoted prices for identical or similar assets and liabilities in non-active markets, (e.g. corporate and municipal bonds);

  c)
  Pricing models whose inputs are observable for substantially the full term of the assets and liabilites, (e.g. over-the-counter derivatives); and

  d)
  Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability, (e.g. residential and commercial mortgage-related assets, including whole loans securities and derivatives).

          Level 3 —  Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Valuation of these assets is typically based on the Manager's own assumptions or expectations based on the best information available. The degree of judgment exercised by the Manager in determining fair value is greatest for investments categorized in Level 3.

          The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the actual level is determined based on the level of inputs that is most significant to the fair value measurement in its entirety.

          To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Manager in determining fair value is greatest for investments categorized in Level 3. Transfers, if any, between levels are determined by the Company on the first day of the reporting period.

Valuation Techniques and Inputs

          Following are descriptions of the valuation methodologies used to measure the Company's assets and liabilities.

          Investment Securities —  U.S. Government and Agency Securities ("U.S. Treasury Bills") are valued based on unadjusted, quoted prices for identical assets or liabilities in an active market. These securities will generally be categorized as Level 1 securities.

          Residential Mortgage Loans —  The Company recognizes residential mortgage loans at a fair value. The fair value of the residential mortgage loans is predominantly based on trading activity observed in the market place, provided by a third-party pricing service. The third-party pricing service obtains comparative pricing from banks, brokers, hedge funds, REITs and from its own brokerage business. The third-party pricing service also maintains a spread matrix created from trading levels observed in the secondary market and from indications of holding values in client investments. The spreads are meant to depict the required spread demanded by investors in the current environment. The matrix is broken out by loan structure type (hybrid arm, fixed rate, home equity line of credit, second lien, pay option arm, etc.), delinquency status, and loan to value strata. Significant matrix inputs include collateral

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

behavioral models such as non-agency loss and prepayment models which are analyzed at the loan level. The performing residential mortgage loans are categorized as Level 2 in the fair value hierarchy, while non-performing loans are categorized as Level 3 given their limited marketability and availability of observable valuation inputs.

          Futures Contracts —  Futures contracts that are traded on an exchange are valued at their last reported sales price as of the valuation date. Listed futures contracts are categorized in Level 1 of the fair value hierarchy.

          Other —  Cash and cash equivalents, due from counterparties, due to counterparties and repurchase agreements are carried at cost, which approximates fair value due to the short-term maturity of these instruments.

Valuation Processes

          The Manager establishes valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are verifiable. The valuation committee of the Manager (the "Committee") oversees the valuation process of the Company's investments. The Committee is comprised of various personnel of the Manager, including those that are separate from the Company's portfolio management and trading functions. The Committee is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. The Committee meets on a monthly basis, or more frequently as needed, to review the valuations of the Company's investments. If a security does not have a pricing source which is available or reliable, the Manager would consider all appropriate factors relevant to determine the fair value of the security. Valuations determined by the Committee are required to be supported by market data, third-party pricing sources, and industry accepted pricing models.

          The following table presents information about the Company's financial assets and liabilities measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets, at fair value
Residential Mortgage Loans	$—	$229,471,524	$—	$229,471,524

Investments in securities
U.S. Treasury Bills	197,641,620	—	—	197,641,620

Total Assets	$197,641,620	$229,471,524	$—	$427,113,144

Liabilities, at fair value
Unrealized depreciation on futures contracts	(878,341)	—	—	(878,341)

Total Liabilities	$(878,341)	$—	$—	$(878,341)

          The Company did not incur transfers between Level 1, Level 2 or Level 3 during the period from September 18, 2018 (commencement of operations) through December 31, 2018. Transfers between Levels are deemed to take place on the first day of the reporting period in which the transfer has taken place.

          The carrying value of other financial instruments, including cash and cash equivalents, restricted cash, receivables and accrued expenses, other payables and accrued expenses, notes payable and other

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

securities sold under agreements to repurchase, approximate the fair values of the instruments due to the short term nature of such instruments.

9.      Income Taxes

          For the period from September 18, 2018 (commencement of operations) through December 31, 2018, the Company met the qualifications to be taxed as a REIT under the Code for U.S. federal income tax purposes. As long as the Company qualifies as a REIT, the Company generally will not be subject to U.S. federal income taxes on its taxable income to the extent it annually distributes its net taxable income to stockholders, and does not engage in prohibited transactions. The Company intends to comply with all requirements to continue to qualify as a REIT.

          The AOMR TRS will file separate tax returns and is fully taxed as a standalone U.S. C-corporation. The Company expects to retain its REIT status and will incur no REIT level taxation as it intends to comply with the REIT regulations and annual distribution requirements.

          Certain activities the Company performs may produce income that will not be qualifying income for REIT purposes. The Company has designated its AOMR TRS to engage in these activities. The Company purchases and sells mortgage loans through the secondary whole loan market and/or securitization market and has designated AOMR TRS to engage in these activities.

          There was no tax expense or taxes accrued for the period from September 18, 2018 (commencement of operations) through December 31, 2018.

10.     Related Party Transactions

Residential Mortgage Loan Purchases

          On October 1, 2018, the Company, entered into separate Mortgage Loan Purchase and Servicing Agreements with each of Angel Oak Home Loans, LLC, Angel Oak Prime Bridge, LLC and Angel Oak Mortgage Solutions, LLC (together "the Mortgage Companies") all of which are affiliated with the Manager. These agreements provide the framework for which the Company agrees to purchase from the Mortgage Companies certain fixed and adjustable-rate, residential, first lien mortgage loans and second lien mortgages, all of which are underwritten to predetermined guidelines.

          The residential mortgage loans are on residences located in various states with a concentration in California, Florida, Georgia and Texas. The purchase price of the loans is generally equal to the outstanding principal of the mortgage, adjusted by a premium or discount, depending on market conditions. As part of each agreement, the Company purchases the mortgage loans on a servicing released basis. The Company also has an agreement with Angel Oak Prime Bridge, LLC whereby the Company purchases the mortgage loans on a servicing retained basis. In accordance with the Manager's Inter-Affiliate Transaction Policy, various functional areas within the Manager, including a valuation sub-committee, risk management, legal and the independent members of the Board of Directors of the

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

Company, regularly review the loan purchase activities between the Company and the Mortgage Companies. The following chart illustrates certain financial information pertaining to whole loan activity purchased from affiliates during the period.

Amount of Loans Purchased From Affiliates During the Year	Number of Loans Purchased from Affiliates in 2018	Number of Loans Purchased from Affiliates Held at Period End
$189,670,391	430	429

Commercial Real Estate Loan Purchases

          The Company entered into separate Loan Purchase Agreements with each of Cherrywood Mortgage, LLC and Angel Oak Commercial Bridge, LLC, each of which is affiliated with the Manager. The agreements provide the framework for which the Company agrees to purchase from Cherrywood Mortgage, LLC and Angel Oak Commercial Bridge, LLC certain commercial real estate loans which are underwritten to predetermined guidelines.

          The purchase price of the loans is generally equal to the outstanding principal of the mortgage, adjusted by a premium or discount, depending on market conditions. In accordance with the Manager's Inter-Affiliate Transaction Policy, various functional areas within the Manager, including a valuation sub-committee, risk management, legal and the independent members of the Board of Directors of the Company, regularly review the loan purchase activities between the Company and Cherrywood Mortgage, LLC and Angel Oak Commercial Bridge, LLC. There were no purchases under the agreements for the period from September 18, 2018 (commencement of operations) through December 31, 2018.

Management Fee

          As provided in the management agreement among the Company, Angel Oak Mortgage Fund, LP and the Manager (the "Management Agreement") the Company pays the Manager an aggregate, quarterly fixed management fee equal to the sum of 0.375% (1.5% per annum) of the total Actively Invested Capital of the Company (as defined in the Management Agreement). As of December 31, 2018, $101,342 in management fees were earned and accrued on the consolidated financial statements.

11.     Commitments and Contingencies

          The Company, from time to time, may be party to litigation relating to claims arising in the normal course of business. As of December 31, 2018, the Company was not aware of any legal claims that could materially impact its financial condition. As of December 31, 2018 the Company had no unfunded commitments.

12.     Subsequent Events

          The Company has performed an evaluation of subsequent events through August 9, 2019, the date on which the consolidated financial statements were available to be issued and determined the following disclosures should be made:

          On January 25, 2019, the Company issued 125 shares of 12% Series A Redeemable Cumulative Preferred Stock to various investors, with a liquidation preference of $1,000 per share totaling $125,000. The preferred stockholders are entitled to an annual dividend equal to 12% of the liquidation preference.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE PERIOD FROM SEPTEMBER 18, 2018 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2018

The shares of preferred stock are subject to redemption at any time. If redeemed on or prior to December 31, 2020, the redemption price is equal to the liquidation preference plus a redemption premium of $100 per share plus accrued and unpaid dividends. If redeemed after December 31, 2020, the redemption price is equal to the liquidation preference plus accrued and unpaid dividends.

          On March 25, 2019, the Company was the risk retention sponsor of the Angel Oak Mortgage Trust I 2019-2 ("AOMT 2019-2") mortgage securitization. The Company contributed loans to the securitization with a value of $255.7 million. As a result of the transaction, AOMT 2019-2 issued $620.9 million of face value fixed rate senior and mezzanine securities. AOMT 2019-2 sold $556.9 million of bonds to third-party investors and retained $64.1 million of mezzanine, subordinate bonds. As a result of the transaction, the Company received securities with a fair value of $55.8 million, debt relief of $219.9 million, cash of $13.6 million and the Company paid $1.3 million of expenses.

ANGEL OAK MORTGAGE, INC.
SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE
DECEMBER 31, 2018

Description	Number of Loans	Interest Rate	Maturity Date	Unpaid Principal Balance	Fair Value	Principal Amount Subject to Delinquent Principal or Interest
Residential Mortgage Loans
First Lien:
Bank Statement Fixed	89	4.999% to 9.25%	8-2048 - 12-2048	$37,914,975	$39,125,451	$—
Bank Statement ARM	161	4.990% to 9.375%	9-2048 - 12-2048	77,184,801	79,916,309	—
Prime Jumbo Fixed	26	4.375% to 5.625%	7-2048 - 12-2048	20,853,142	21,134,305	—
Prime Jumbo ARM	9	4.125% to 4.990%	11-2048 - 12-2048	8,547,090	8,671,031	—
Just Missed Prime Fixed	15	5.249% to 8.250%	10-2048 - 11-2048	6,912,264	7,139,821	—
Just Missed Prime ARM	56	4.875% to 8.250%	10-2048 - 12-2048	33,235,489	34,346,350	—
Non Prime ARM	65	6.625% to 10.375%	11-2048 - 12-2048	13,871,388	14,351,519	—
Investment Property	53	5.675% to 10.110%	10-2048 - 12-2048	10,719,660	11,072,061	—
Other	4	7.990% to 9.125%	10-2048 - 11-2048	918,141	954,586	—

Total First Lien	478	4.875% to 10.375%		$210,156,950	$216,711,433	$—

Second Lien:
Fixed	222	4.949% to 11.349%		$12,353,498	$12,760,091	$—

Total	700			$222,510,449	$229,471,524	$—

The agregate tax basis for federal income tax purposes of our mortgage loans approximates their fair value, as disclosed in the schedule.

ANGEL OAK MORTGAGE, INC.
NOTE TO SCHEDULE IV — RECONCILIATION OF MORTGAGE LOANS ON REAL ESTATE
DECEMBER 31, 2018

The following table summarizes the changes in the carrying amounts of mortgage loans on real estate during the period ended December 31, 2018.

Balance at beginning of period	$—
Additions during period:
Acquisitions	230,135,084
Deductions during the period:
Sales	—
Principal repayments	(644,192)
Net loan premium amortization	(19,368)
Changes in fair value, net	—

Balance at end of period	$229,471,524

ANGEL OAK MORTGAGE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	As of
	March 31, 2019	December 31, 2018
	(unaudited)
ASSETS
Residential mortgage loans — at fair value	$40,299,922	$229,471,524
Commercial real estate loans — at fair value	10,458,437	—
Investment securities — at fair value	155,615,837	197,641,620
Cash and cash equivalents	17,192,392	790,893
Restricted cash	1,810,378	1,225,819
Principal and interest receivable	3,944,621	850,783
Other assets	144,710	974,949

Total assets	$229,466,297	$430,955,588

LIABILITIES
Notes payable	$43,670,327	$187,775,249
Securities sold under agreements to repurchase	130,980,000	197,011,000
Unrealized depreciation on futures contracts — at fair value	1,112,460	878,341
Accrued expenses	1,486,859	597,256
Interest payable	187,561	546,574
Management fee payable	185,718	101,342

Total liabilities	177,622,925	386,909,762

Commitments and Contigencies (Note 13)
STOCKHOLDERS' EQUITY
Series A preferred stock, $.01 par value, 12% cumulative, non-voting, 125 shares issued and outstanding as of March 31, 2019	101,250	—
Common stock, $0.01 par value, 90,000,000 shares authorized, 1,000 shares issued and outstanding as of March 31, 2019	10	10
Additional paid in capital	50,900,316	45,594,878
Retained earnings	839,008	(1,549,062)

Total equity	51,840,584	44,045,826

Total liabilities and stockholders' equity	$229,466,297	$430,955,588

See notes to condensed consolidated financial statements

ANGEL OAK MORTGAGE, INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

INTEREST INCOME, NET
Interest income	$5,003,740
Interest expense	3,307,494

NET INTEREST INCOME	1,696,246
REALIZED AND UNREALIZED GAINS (LOSSES), NET
Net realized gains	2,807,424
Net unrealized losses on financial instruments and investments	(239,172)

TOTAL REALIZED AND UNREALIZED GAINS, NET	2,568,252
EXPENSES
Operating and investment expenses	393,049
Securitization costs	1,294,873
Management fee	185,718

Total operating expenses	1,873,640
NET INCOME	2,390,858

Preferred dividends	2,788
NET INCOME ALLOCABLE TO COMMON STOCKHOLDER:	$2,388,070

PER COMMON SHARE INFORMATION
Net income allocable to common stockholder per share of our common stock, basic and diluted	$2,388
Weighted average number of shares of our common stock outstanding, basic and diluted	1,000

See notes to condensed consolidated financial statements

ANGEL OAK MORTGAGE, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

	Preferred Stock	Common Stock at Par	Additional Paid in Capital	Retained Deficit	Total Equity
Stockholder's equity, beginning of period	$—	$10	$45,594,878	$(1,549,062)	$44,045,826
Issuance of preferred stock, net of issuance costs	101,250	—	—	—	101,250
Dividends declared — preferred	—	—	—	(2,788)	(2,788)
Additional equity contribution from common stockholder	—	—	5,305,438	—	5,305,438
Net income for the period	—	—		2,390,858	2,390,858

Stockholders' equity, end of period	$101,250	$10	$50,900,316	$839,008	$51,840,584

See notes to condensed consolidated financial statements

ANGEL OAK MORTGAGE, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDED
MARCH 31, 2019 (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,390,858
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains	(2,807,424)
Net change in unrealized loss on financial instruments	(40,886)
Accretion of securities	(212,902)
Amortization of debt issuance costs	242,386
Purchases of residential mortgage loans	(69,862,836)
Sales of mortgage loans into securitization trust	258,809,750
Principal payments on residential mortgage loans	4,124,231
Amortization of premiums and discounts on residential mortgage loans	101,676
Net change in:
Principal and interest receivable	(3,093,838)
Other assets	587,853
Management fee payable	84,376
Accrued expenses	(10,054)
Interest payable	(359,013)

NET CASH PROVIDED BY OPERATING ACTIVITIES	189,954,177

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investments in securities	(155,598,343)
Purchases of commercial real estate loans	(10,458,437)
Proceeds from sales of investments in securities	197,817,895

NET CASH PROVIDED BY INVESTING ACTIVITIES	31,761,115

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	101,250
Capital contribution from common stockholder	5,305,438
Net payments for securities sold under agreement to repurchase	(66,031,000)
Net payment on notes payable	(144,104,922)

NET CASH USED IN FINANCING ACTIVITIES	(204,729,234)

CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	16,986,058
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	2,016,712

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$19,002,770

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$3,424,121

Dividends accrued, but not paid on preferred stock	$2,788

See notes to consolidated financial statements

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

1.       Organization

          Angel Oak Mortgage, Inc., together with its subsidiaries, ("the Company") is a real estate finance company focused on acquiring and investing in first lien non-qualified residential mortgage ("non-QM") loans and other mortgage-related assets in the U.S. mortgage market. The Company's strategy is to make credit sensitive investments in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform. This origination platform operates through wholesale and retail channels and has a national origination footprint. The Company also opportunistically invest in other residential mortgage loans, commercial real estate loans, residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"), and other mortgage-related assets. The Company's objective is to generate attractive risk-adjusted returns for its stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

          The Company is a Maryland corporation incorporated on March 20, 2018. The Company achieves its investment objective by investing a portion of its assets in its wholly owned subsidiary, Angel Oak Mortgage REIT TRS, LLC ("AOMR TRS"), a Delaware limited liability company formed on March 21, 2018, which invest its assets in Angel Oak Mortgage Fund TRS, a Delaware statutory trust formed on June 15, 2018. On September 18, 2018 (commencement of operations), the Board of Directors authorized the Company to commence operations and on October 19, 2018 the Company began its investing activities. For the period prior to September 18, 2018, the Company had no operating activity.

          The Company is externally managed and advised by Falcons I, LLC ("Manager"), a registered investment adviser with the Securities and Exchange Commission ("SEC"). The Company has been organized and operates in conformity with the requirements for qualification as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and intends to elect and qualify to be taxed as a REIT commencing with its taxable year ended December 31, 2018.

2.      Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

          The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities ("VIEs") in which it is considered the primary beneficiary. All significant inter-company balances and transactions have been eliminated in consolidation. The comparative period of March 31, 2018 did not have significant activity and is not presented.

Variable Interest Entities

          A VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that has both (i) the power to control the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

          The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE causes the Company's consolidation conclusion to change.

Use of Estimates

          The preparation of financial statements requires the Company to make a number of significant estimates. These include estimates of fair value of certain assets and liabilities, amounts and timing of credit losses, prepayment rates, and other estimates that affect the reported amounts of certain assets and liabilities as of the date of the consolidated financial statements and the reported amounts of certain revenues and expenses during the reported periods. It is likely that changes in these estimates (e.g., valuation changes due to supply and demand, credit performance, prepayments, interest rates, or other reasons) will occur in the near term. The Company's estimates are inherently subjective in nature and actual results could differ from the Company's estimates and the differences could be material.

Segment Reporting

          Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined it operates in a single operating segment and has one reportable segment, which is to acquire, invest in and finance mortgage-related assets. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Cash and Cash Equivalents

          Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less at acquisition. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for meeting short-term liquidity requirements, rather than for investment purposes.

Restricted Cash

          Restricted cash represents cash held at a single financial institution for margin on futures trading activity.

Investment Securities, at Fair Value

          The Company's investment securities include U.S. Treasury securities for which the Company has adopted the fair value option, and which are classified as trading securities and are carried at their estimated fair values, with changes in the fair value reporting in net unrealized gains (losses) on financial instruments in the accompanying condensed consolidated statement of operations.

Residential Mortgage Loans, at Fair Value

          Residential mortgage loans include loans that the Company is marketing for sale to third parties, including transfers to securitization entities that the Company plans to sponsor or contributions to other securitization entities. Coupon interest is recognized as revenue when earned and deemed collectible or until a loan becomes more than 90 days past due, at which point the loan is placed on nonaccrual

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

status. A delinquent loan previously placed on nonaccrual status is cured, when all delinquent principal and interest have been remitted by the borrower, at which point the loan is placed back on accrual status. Changes in fair value for these loans are recurring and are recorded in net unrealized gains (losses) on financial instruments and investment securities in the condensed consolidated statement of operations.

Commercial Real Estate Loans, at Fair Value

          Commercial real estate loans are small balance commercial loans purchased and held for investment purposes. Coupon interest is recognized as revenue when earned and deemed collectible or until a loan becomes more than 90 days past due, at which point the loan is placed on nonaccrual status. A delinquent loan previously placed on nonaccrual status is cured, when all delinquent principal and interest have been remitted by the borrower, at which point the loan is placed back on accrual status. Changes in fair value for these loans are recurring and are reported in net unrealized gains (losses) on financial instruments in the condensed consolidated financial statements.

Purchases and Sales of Investment Securities

          The Company accounts for a contract for the purchase or sale of investment securities on a trade date basis. Sales of investments are driven by the Company's portfolio management process. The Company seeks to mitigate risks including those associated with prepayments and will opportunistically rotate the portfolio into securities and/or other investments the Manager believes have more favorable attributes. Strategies may also be employed to manage net capital gains, which need to be distributed for tax purposes.

          At the time of disposition, realized gains or losses on sales of investments are determined based on a specific identification basis and are a component of net realized loss on derivative contracts in the consolidated statement of operations.

Revenue Recognition

Investment Securities

          Interest income on investment securities is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts are amortized into interest income over the life of such securities using the effective yield method. Adjustments to premium amortization are made for actual prepayments.

Residential Mortgage Loans

          Interest income on residential mortgage loans is recognized using the effective interest method over the life of the loans. The amortization of any related premiums and discounts are included in interest income. Interest income recognition is suspended when residential mortgage loans are placed on nonaccrual status. Generally, residential mortgage loans are placed on nonaccrual status when delinquent for more than 90 days or when determined not to be probable of full collection. Interest accrued, but not collected, at the date residential mortgage loans are placed on nonaccrual status is reversed and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

Commercial Real Estate Loans

          Interest income on commercial real estate loans is recognized using the effective interest method over the life of the loans. The amortization of any related premiums and discounts are included in interest income. Interest income recognition is suspended when the commercial real estate loan becomes past due based on the terms of the loan agreement. Interest received after the loan becomes past due or impaired is used to reduce the outstanding loan principal balance. When a delinquent loan previously placed on nonaccrual status has cured, meaning all delinquent principal and interest have been remitted by the borrower, the loan is placed back on accrual status. Alternatively, the delinquent or impaired loan may be placed back on accrual status if restructured and after the loan is considered re-performing. A restructured loan is considered re-performing when the loan has been current for at least 12 months.

Derivative Financial Instruments, at Fair Value

          The Company may use a variety of derivative instruments to economically hedge a portion of its exposure to market risks, including interest rate risk and prepayment risk. Derivatives are accounted for in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 815, Derivatives and Hedging, which requires recognition of all derivatives as either assets or liabilities at fair value on the condensed consolidated balance sheet. These derivative financial instrument contracts are not designated as hedges for U.S. GAAP purposes; therefore, all changes in fair value are recognized in earnings. See Note 9, Derivative Financial Instruments for further information.

Due from/to Counterparties

          Due from counterparties represents cash posted by the Company with its counterparties as collateral for the Company's interest rate derivative financial instruments and repurchase agreements. Due to counterparties represents cash posted with the Company by its counterparties as collateral under the Company's interest rate derivative financial instruments and repurchase agreements. No amounts were due from or to counterparties as of March 31, 2019 and December 31, 2018.

Repurchase Agreements

          The Company finances purchases of residential and commercial real estate loans an investment securities through the use of repurchase agreements. The repurchase agreements are treated as collateralized financing transactions, which expire within one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements. Interest paid and accrued in accordance with repurchase agreements is recorded as interest expense.

Fair Value Measurements

          The Company reports various investments at fair value, including certain eligible financial instruments elected to be accounted for under the fair value option ("FVO"). A fair value measurement represents the price at which an orderly transaction would occur between willing market participants at the measurement date. This definition of fair value focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. See Note 9, Fair Value Measurements for further discussion on fair value measurements.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

Securitization Costs

          Loan securitization-related costs are costs associated with the issuance of beneficial interests by consolidated VIEs and are incurred by the Company in connection with various securitization transactions completed by the Company. These costs generally include underwriting, rating agency, legal, accounting and other fees. Such costs are reflected as a period charge when the related securitization is considered a sale.

Earnings Per Share

          Basic net income (loss) per share is computed by dividing net income (loss) reduced by preferred dividends, if applicable, by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period, unless anti-dilutive. During the quarter ended March 31, 2019 the Company had no dilutive common stock equivalents.

Income Taxes

          ASC 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated financial statements. ASC 740 requires entities to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties.

          The Company has been organized and operates in conformity with the requirements for qualification as a REIT under the Code and intends to elect and qualify to be taxed as a REIT commencing with its taxable year ended December 31, 2018. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that the Company makes qualifying distributions to stockholders, and provided that the Company satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which the Company lost its REIT qualification. Accordingly, the failure to qualify as a REIT could have a material adverse impact on the Company's results of operations and amounts available for distribution to stockholders.

          The dividends paid deduction for qualifying dividends paid to stockholders is computed using the Company's taxable income as opposed to net income reported in the consolidated statement of operations. Taxable income, generally, will differ from net income reported in the consolidated statement of operations because the determination of taxable income is based on regulations and not U.S. GAAP.

          The Company may create and elect to treat certain subsidiaries as taxable REIT subsidiaries ("TRSs"). In general, a TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A domestic TRS is subject to U.S. federal, state and local corporate income taxes, and its value may not exceed 20% of the value of the Company's total assets. If the TRS generates net income it may declare dividends to the Company, which will be included in the Company's taxable income and necessitate a distribution to its stockholders. Conversely, if we retain earnings at the TRS level, no distribution is

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

required. As of December 31, 2018, the Company had a single wholly-owned subsidiary, AOMR TRS, which it has elected to treat as a domestic TRS.

          Current and deferred taxes are recorded on earnings (losses) recognized by the AOMR TRS. Deferred income tax assets and liabilities are calculated based upon temporary differences between the Company's U.S. GAAP consolidated financial statements and the U.S. federal and state basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets and recognizes a valuation allowance if, based on available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized. In evaluating the realizability of the deferred tax asset, the Company will consider the expected future taxable income, existing and projected book to tax differences as well as tax planning strategies. This analysis is inherently subjective, as it is based on forecasted earnings and business and economic activity. Changes in estimates of deferred tax asset realizability, if any, are included in "Income tax provision (benefit)" in the consolidated statement of operations.

          As a REIT, if the Company fails to distribute in any calendar year (subject to specific timing rules for certain dividends paid in January) at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, the Company would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed and (ii) the amounts of income retained and on which the Company has paid U.S. federal corporate income tax.

Risks and Uncertainties

Credit Risk

          The Company assumes credit risk through the investment in mortgage loans and other mortgage-related assets. Credit losses on mortgage loans can occur for many reasons, including: fraud; poor underwriting; poor servicing practices; weak economic conditions; increases in payments required to be made by borrowers; declines in the value of real estate; declining rents on single- and multi-family residential rental properties; natural disasters, the effects of climate change (including flooding, drought, wildfires, and severe weather) and other natural events; uninsured property loss; over-leveraging of the borrower; costs of remediation of environmental conditions, such as indoor mold; changes in zoning or building codes and the related costs of compliance; acts of war or terrorism; changes in legal protections for lenders and other changes in law or regulation; and personal events affecting borrowers, such as reduction in income, job loss, divorce, or health problems. In addition, the amount and timing of credit losses could be affected by loan modifications, delays in the liquidation process, documentation errors, and other action by servicers. Weakness in the U.S. economy or the housing market could cause the Company's credit losses to increase beyond levels that it currently anticipates.

          In addition, rising interest rates may increase the credit risks associated with certain residential mortgage loans. For example, the interest rate is adjustable for many of the loans held by the Company or at the securitization entity the Company has sponsored. In addition, a portion of the loans the Company has pledged to secure loan financing lines have adjustable interest rates. Accordingly, when short-term interest rates rise, required monthly payments from homeowners will rise under the terms of these adjustable-rate mortgages, and this may increase borrowers' delinquencies and defaults.

          Credit losses on commercial real estate loans can occur for many of the reasons noted above for residential mortgage loans. Moreover, these types of real estate loans may not be fully amortizing and, therefore, the borrower's ability to repay the principal when due may depend upon the ability of the

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

borrower to refinance or sell the property at maturity. Business purpose real estate loans are particularly sensitive to conditions in the rental housing market and to demand for rental residential properties.

          Within a securitization of residential, multi-family, or business purpose real estate loans, various securities are created, each of which has varying degrees of credit risk. The Company may own the securities in which there is more (or the most) concentrated credit risk associated with the underlying real estate loans. In general, losses on an asset securing a loan or loan included as collateral to a securitization will be borne first by the owner of the property (i.e., the owner will first lose any equity invested in the property) and, thereafter, by the first loss security holder, and then by holders of more senior securities. In the event the losses incurred upon default on the loan exceed any classes in which the Company invests, the Company may not be able to recover all of its investment in the securities it holds. In addition, if the underlying properties have been overvalued by the originating appraiser or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related security, then the first-loss securities may suffer a total loss of principal, followed by losses on the second-loss and then third-loss securities (or other residential and commercial securities that the Company owns). In addition, with respect to residential securities the Company owns, the Company may be subject to risks associated with the determination by a loan servicer to discontinue servicing advances (advances of mortgage interest payments not made by a delinquent borrower) if they deem continued advances to be unrecoverable, which could reduce the value of these securities or impair the Company's ability to project and realize future cash flows from these securities.

          Investments in subordinated RMBS and CMBS involve greater credit risk than the senior classes of the issue or series. Many of the default-related risks of whole loan mortgages will be magnified in subordinated securities. Default risks may be further pronounced in the case of RMBS and CMBS by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. In addition, principal payments on subordinated securities may be subject to a "lockout" period in which some or all of the principal payments are directed to the related senior securities. This lock-out period may be for a set period of time and/or may be determined based on pool performance criteria such as losses and delinquencies. Such securities therefore possess some of the attributes typically associated with equity investments.

Interest Rate Risk

          Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. A significant portion of our financial assets and liabilities, including our whole loan investments, investment securities, loan financing facilities, and security repurchase facilities, are interest earning or interest bearing and, as a result, we are subject to risks arising from fluctuations in the prevailing levels of market interest rates. In addition, all of our financing arrangements have a variable rate component or include rates which reset monthly and add additional risk due to fluctuations in market interest rates. Any excess cash and cash equivalents of ours are invested in instruments earning short-term market interest rates.

          Subject to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we may utilize various derivative instruments and other hedging instruments to mitigate interest rate risk.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

Liquidity Risk

          An insufficient secondary market may prevent the liquidation of an asset or limit the funds that can be generated from selling an asset. A portion of the Company's financial assets are designated as illiquid and may be subject to high liquidity risk.

Prepayment Risk

          The frequency at which prepayments occur on loans held and loans underlying RMBS and CMBS will be affected by a variety of factors including the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other factors. Generally, mortgage obligors tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans.

          Generally, whole loans, RMBS and CMBS purchased at a premium are adversely affected by faster than anticipated prepayments, and whole loans, RMBS and CMBS purchased at a discount are adversely affected by slower than anticipated prepayments. The adverse effects of prepayments may impact the Company in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to the financial instruments that the Manager may have constructed to reduce specific financial risks for these investments, resulting in a loss to the Company. In particular, prepayments (at par) may limit the potential upside of many whole loans, RMBS and CMBS to their principal or par amounts, whereas their corresponding hedges, if any, often have the potential for unlimited loss.

Extension Risk

          The Manager computes the projected weighted average life of the Company's investments based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgage loans. In general, when fixed rate or adjustable rate or hybrid mortgage loans or other mortgage-related assets are acquired via borrowings, the Compnay may, but is not required to, enter into an interest rate swap agreement or other hedging instrument that attempts to fix the Company's borrowing costs for a period close to the anticipated average life of the fixed rate portion of the related assets, in each case subject to qualifying and maintaining the Company's qualification as a REIT and maintaining the Company's exclusion from regulation as an investment company under the Investment Company Act. This strategy is designed to protect the Company from rising interest rates as the borrowing costs are managed to maintain a net interest spread for the duration of the fixed rate portion of the related assets. However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have an adverse impact on the Company's results from operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the fixed and adjustable rate or hybrid assets would remain fixed. In extreme situations, the Company may be forced to sell assets to maintain adequate liquidity, which could cause the Company to incur losses.

Concentration of Credit Risk

          In the normal course of business, the Company holds its cash balances with financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Recent Accounting Pronouncements

          In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets and certain other instruments. Allowances for credit losses on available for sale debt securities will be recognized, rather than direct reductions in the amortized cost of the investments. This model also requires the estimation of lifetime expected credit losses and corresponding recognition of allowance for losses on trade and other receivables, held-to-maturity debt securities, loans, and other instruments held at amortized cost. This ASU requires certain recurring disclosures and is effective for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2020, with early adoption permitted for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2018. The Company is evaluating the impact of the adoption of this ASU.

3.       Variable Interest Entities

          The Company expects to co-sponsor the formation of various entities that are considered to be VIEs. The VIEs are formed to facilitate securitizations. The assets of the VIEs are expected to be primarily comprised of secured residential whole loans. The Company's determination of whether it is the primary beneficiary of the VIE is based on whether the Company is exposed to the majority of the risks and rewards of the entity and whether it has the ability to direct the activities of the VIE that most significantly impact the VIE's performance. The following securitization transaction represents a securitization transaction where the Company is not considered the primary beneficiary and does not consolidate. During the period ended March 31, 2019, the Company was the risk retention sponsor for Angel Oak Mortgage Trust I 2019-2 ("AOMT 2019-2") securitization transaction. As part of the AOMT 2019-2 Transaction, AOMR TRS sold whole loans to AOMT 2019-2 in exchange for cash, AOMT 2019-2 securities, debt relief and payment of various expenses. The AOMT 2019-2 securities received in this transaction are included in investment securities on the consolidated balance sheet and details on the accounting treatment and fair value methodology of the securities can be found in Notes 2 and 9, respectively. An affiliate of the Company is responsible for the decision-making of the primary activities that impact the economic performance of AOMT 2019-2 and the Company determined that it is not the primary beneficiary of AOMT 2019-2. The Company has thus not consolidated the AOMT 2019-2's operating results or statements of financial position. The following table sets forth the information with respect to the unconsolidated VIE for which the Company holds a variable interest and acted as risk retention sponsor during the three months ended March 31, 2019:

Transaction	Number of Loans Sold	Unpaid Principal Balance	Fair Market Value	Cost	Cash	Debt Relief	Fair Value of AOMT Securities
AOMT 2019-2	762	$247,651,300	$255,708,188	$255,708,188	$13,583,558	$219,923,411	$55,761,537

          The Company did not hold any variable interest in unconsolidated VIEs at December 31, 2018.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

4.      Residential Mortgage Loans

          Residential mortgage loans are measured at fair value. The following table presents the carrying value, weighted average interest rate and weighted average remaining maturity of the Company's residential mortgage loan portfolio:

As of:	March 31, 2019	December 31, 2018
Unpaid principal balance	$39,044,597	$222,510,449
Premium on mortgage loans purchased	1,255,325	6,961,075

Fair value	$40,299,922	$229,471,524

Weighted average interest rate	6.71%	6.75%
Weighted average remaining maturity (years)	29.1	29.5

          The cost of residential mortgage loans was $40,299,922 and $229,471,524 as of March 31, 2019 and December 31, 2018, respectively.

5.       Commercial Real Estate Loans

          Commercial real estate loans are measured at fair value. The following table presents the carrying value, weighted average interest rate and weighted average remaining maturity of the Company's commercial real estate loan portfolio:

As of:	March 31, 2019	December 31, 2018
Unpaid principal balance	$10,250,210	$—
Premium on mortgage loans purchased	208,227	—

Fair value	$10,458,437	$—

Weighted average interest rate	7.69%	—
Weighted average effective remaining maturity (years)	4.8	—

          The cost of commercial real estate loans was $10,458,437 as of March 31, 2019. No commercial real estate loans were held as of December 31, 2018.

6.      Investment Securities

          As of March 31, 2019 investment securities include U.S. Treasury securities and non-agency RMBS securities.

          The following table presents certain information about the Company's investment in US Treasuries at March 31, 2019:

	Face Value	Unamortized (Discount), net	Amortized Cost	Unrealized Loss	Fair Value	Net Effective Yield
U.S. Treasury Bills	$100,000,000	$(144,364)	$99,855,636	$(1,336)	$99,854,300	2.29%

          The U.S. Treasury securities held by the Company at March 31, 2019 mature on April 23, 2019. The Company has recognized accretion of these securities in the amount of $18,830 during the period ended March 31, 2019.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

          The following table presents certain information about the Company's investment in U.S. Treasury securities at December 31, 2018:

	Face Value	Unamortized (Discount), net	Amortized Cost	Unrealized Gains	Fair Value	Net Effective Yield
U.S. Treasury Bills	$198,000,000	$(361,900)	$197,638,100	$3,520	$197,641,620	2.39%

          The Company holds non-Agency RMBS as of March 31, 2019 as shown in the following table:

	Real Estate Securities at Fair Value	Repurchase Debt	Allocated Capital
AOMT RMBS
Senior	$24,915,816	$(22,038,000)	$2,877,816
Mezzanine	2,157,946	(1,618,000)	539,946
Subordinate	14,892,887	(7,737,000)	7,155,887
Interest Only/Excess	13,794,888	—	13,794,888

Total RMBS	$55,761,537	$(31,393,000)	$24,368,537

          There were no non-Agency RMBS held by the Company as of December 31, 2018.

7.      Notes Payable

          The Company and AOMR TRS have the ability to finance whole loans, utilizing lines of credit up to $550,000,000 from three counterparties. Outstanding borrowings bear interest at floating rates depending on the lending counterparty, the collateral pledged, and the rate in effect for each interest period, as the same may change from time to time at the end of each interest period. Some loans include up-front fees, fees on unused balances, covenants and concentration limits on types of collateral pledged; all vary based on the counterparty.

          Below is a table that details all of the lines of credit utilized by the Company for whole loans:

					March 31, 2019	December 31, 2018
		Base Interest Rate	Interest Rate Spread	Maturity Date
Line of Credit	Facility Limit				Drawn Amount	Drawn Amount
Financing Line 1	$150,000,000	3 month LIBOR	1.75% - 2.50%	October 2019	$—	$148,711,504
Financing Line 2	300,000,000	1 month LIBOR	2.00% - 2.75%	December 2019	13,959,226	39,063,745
Financing Line 3	100,000,000	1 month LIBOR	2.65% - 3.75%	December 2019	29,711,101	—

Total	$550,000,000				$43,670,327	$187,775,249

8.      Securities Sold Under Agreements to Repurchase

          Transactions involving securities sold under agreements to repurchase are treated as collateralized financial transactions, and are recorded at their contracted repurchase amounts.

          Margin for securities sold under agreements to repurchase represents margin collateral amounts held to ensure that the Company has sufficient coverage for securities sold under agreements to repurchase in case of adverse price movements. There was no margin for securities sold under agreements to repurchase at March 31, 2019.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

          The following table summarizes certain characteristics of the Company's repurchase agreements at March 31, 2019:

Repurchase Agreements	Amount Outstanding	Weighted Average Interest Rate	Weight Average Remaining Maturity (Days)
U.S. Treasury Bills	$99,587,000	3.00%	23
AOMT RMBS Securities	31,393,000	3.53%	25

	$130,980,000	3.13%	23

          The following table summarizes certain characteristics of the Company's repurchase agreements at December 31, 2018:

Repurchase Agreements	Amount Outstanding	Interest Rate	Remaining Maturity (Days)
U.S. Treasury Bills	$197,011,000	3.30%	15

          Although the transactions under repurchase agreements represent committed borrowings until maturity, the lenders may retain the right to mark the underlying collateral at fair value. A reduction in the value of pledged assets would require the Company to provide additional collateral or fund margin calls. The Company does not anticipate any defaults by its repurchase agreement counterparties. However, there can be no assurance that such defaults will not occur.

          Repurchase agreements are subject to certain financial covenants. The Company is in compliance with these covenants at December 31, 2018 and March 31, 2019.

9.      Derivative Financial Instruments

          In the normal course of business, the Company enters into derivative financial instruments to economically hedge portions of its exposure to market risk. The derivatives in which the Company invests are primarily futures. Derivatives serve as a component of the Company's investment strategy and are utilized primarily to manage the interest rate risk of the portfolio or individual investments. During the three months ended March 31, 2019 the Company conducted three futures trades.

          As of March 31, 2019, the derivative instruments carried on the consolidated balance sheet are presented in the following table:

	Derivative Instruments
Derivatives not Accounted for as Hedging Instruments	Number of contracts	Assets	Liabilities
Futures contracts	1,696	$—	$(1,112,460)

          As of December 31, 2018, the derivative instruments carried on the consolidated balance sheet are presented in the following table:

	Derivative Instruments
Derivatives not Accounted for as Hedging Instruments	Number of contracts	Assets	Liabilities
Futures contracts	1,958	$—	$(878,341)

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

          The Company considers the notional amounts, categorized by primary underlying risk, to be representative of the volume of its derivative activities. The notional amounts as of March 31, 2019 is shown in the table below:

	Long Exposure	Short Exposure
Primary underlying risk	Notional Amounts	Notional Amounts
Interest Rate
Futures contracts	$—	$169,600,000

          The notional amounts as of December 31, 2018 are shown in the table below:

	Long Exposure	Short Exposure
Primary underlying risk	Notional Amounts	Notional Amounts
Interest Rate
Futures contracts	$15,800,000	$180,000,000

          The impact of these derivative instruments on the consolidated statement of operations for the three months ended March 31, 2019 are presented in the table below.

Derivatives not Accounted for as Hedging Instruments	Net Realized Gains/(Losses) on Derivative Instruments	Net Change in Unrealized Appreciation/ (Depreciation) on Derivative Instruments
Futures Contracts	$(280,058)	$(234,119)

10.     Fair Value Measurements

Definition and Hierarchy

          Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable:

  •
  Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity.

  •
  Unobservable inputs are inputs that reflect the reporting entity's own assumptions.

          A fair value hierarchy for inputs is implemented in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are used when available. The availability of valuation techniques and the ability to attain observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is newly issued and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

          The fair value hierarchy is categorized into three broad levels based on the inputs as follows:

          Level 1 —  Valuations based on unadjusted, quoted prices in active markets for identical assets and liabilities.

          Level 2 —  Valuations based on quoted prices in an inactive market, or whose values are based on models — but the inputs to those models are observable either directly or indirectly for substantially the full term of the assets and liabilities. Level 2 inputs include the following:

  a)
  Quoted prices for similar assets and liabilities in active markets, (e.g. restricted stock);

  b)
  Quoted prices for identical or similar assets and liabilities in non-active markets, (e.g. corporate and municipal bonds);

  c)
  Pricing models whose inputs are observable for substantially the full term of the assets and liabilites, (e.g. over-the-counter derivatives); and

  d)
  Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability, (e.g. residential and commercial mortgage-related assets, including whole loans securities and derivatives).

          Level 3 —  Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Valuation of these assets is typically based on the Manager's own assumptions or expectations based on the best information available. The degree of judgment exercised by the Manager in determining fair value is greatest for investments categorized in Level 3.

          The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the actual level is determined based on the level of inputs that is most significant to the fair value measurement in its entirety.

          To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Manager in determining fair value is greatest for investments categorized in Level 3. Transfers, if any, between levels are determined by the Company on the first day of the reporting period.

Valuation Techniques and Inputs

          Following are descriptions of the valuation methodologies used to measure the Company's assets and liabilities.

          Investment Securities —  U.S. Government and Agency Securities ("U.S. Treasury Bills") are valued based on unadjusted, quoted prices for identical assets or liabilities in an active market. These securities are generally categorized as Level 1 securities.

          Non-Agency Residential Mortgage-Backed Securities ("Non-Agency")-Non-Agencies consist of investments in collateralized mortgage obligations. The Company utilizes PriceServe, Bank of America's independent fixed income pricing service, as the primary valuation source for the investments. PriceServe obtains its price quotes from actual sales or quotes for sale of a similar or the same security and/or provides model-based valuations that consider inputs derived from recent market activity including default rates, conditional prepayment rates, loss severity, expected yield to maturity, baseline DM/

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

Yield, recovery assumptions, tranche type, collateral coupon, age and loan size and other inputs specific to each security. These quotes are most reflective of the price that would be garnered if the security was sold to an independent third party on the date of the consolidated financial statements. Non-Agencies are categorized in Level 2 of the fair value hierarchy.

          Residential Mortgage Loans —  The Company recognizes residential mortgage loans at fair value. The fair value of the residential mortgage loans is predominantly based on trading activity observed in the market place, provided by a third-party pricing service. The third-party pricing service obtains comparative pricing from banks, brokers, hedge funds, REITs and from its own brokerage business. The third-party pricing service also maintains a spread matrix created from trading levels observed in the secondary market and from indications of holding values in client investments. The spreads are meant to depict the required spread demanded by investors in the current environment. The matrix is broken out by loan structure type (hybrid arm, fixed rate, home equity line of credit, second lien, pay option arm, etc.), delinquency status, and loan to value strata. Significant matrix inputs include collateral behavioral models such as non-agency loss and prepayment models which are analyzed at the loan level. The performing residential mortgage loans are categorized as Level 2 in the fair value hierarchy, while non-performing loans are categorized as Level 3 given their limited marketability and availability of observable valuation inputs.

          Commercial Real Estate Loans —  Commercial real estate loans are recognized at fair value. The fair value of commercial real estate loans at fair value is predominately based on trading activity observed in the market place, provided by a third-party pricing service. The pricing service obtains comparative pricing from banks, brokers, hedge funds, REITs and from its own brokerage business. The pricing service also maintains a spread matrix created from trading levels observed in the secondary market and from indications of holding values in client investments. The spreads are meant to depict the required spread demanded by investors in the current environment. Commercial real estate loans are generally categorized as Level 2 securities in the fair value hierarchy.

          Futures Contracts —  Futures contracts that are traded on an exchange are valued at their last reported sales price as of the valuation date. Listed futures contracts are categorized in Level 1 of the fair value hierarchy.

          Other —  Cash and cash equivalents, due from counterparties, due to counterparties and repurchase agreements are carried at cost, which approximates fair value due to the short-term maturity of these instruments.

Valuation Processes

          The Manager establishes valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are verifiable. The valuation committee of the Manager (the "Committee") oversees the valuation process of the Company's investments. The Committee is comprised of various personnel of the Manager, including those that are separate from the Company's portfolio management and trading functions. The Committee is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. The Committee meets on a monthly basis, or more frequently as needed, to review the valuations of the Company's investments. If a security does not have a pricing source which is available or reliable, the Manager would consider all appropriate factors relevant to determine the fair value of the security. Valuations determined by the Committee are required to be supported by market data, third-party pricing sources, and industry accepted pricing models.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

          The following table presents information about the Company's financial assets and liabilities measured at fair value as of March 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets, at fair value
Residential Mortgage Loans	$—	$40,299,922	$—	$40,299,922
Commercial Real Estate Loans	—	10,458,437	—	10,458,437
Investments in securities
Non-Agency RMBS	—	55,761,537		55,761,537
U.S. Treasury Bills	99,854,300	—	—	99,854,300

Total Assets	$99,854,300	$106,519,896	$—	$206,374,196

Liabilities, at fair value
Unrealized depreciation on futures contracts	(1,112,460)	—	—	(1,112,460)

Total Liabilities	$(1,112,460)	$—	$—	$(1,112,460)

          The following table presents information about the Company's financial assets and liabilities measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets, at fair value
Residential Mortgage Loans	$—	$229,471,524	$—	$229,471,524
Investments in securities
U.S. Treasury Bills	197,641,620	—	—	197,641,620

Total Assets	$197,641,620	$229,471,524	$—	$427,113,144

Liabilities, at fair value
Unrealized depreciation on futures contracts	(878,341)	—	—	(878,341)

Total Liabilities	$(878,341)	$—	$—	$(878,341)

          The Company did not incur transfers between Level 1, Level 2 or Level 3 during the three months ended March 31, 2019. Transfers between Levels are deemed to take place on the first day of the reporting period in which the transfer has taken place.

          The carrying value of other financial instruments, including cash and cash equivalents, restricted cash, receivables and accrued expenses, other payables and accrued expenses, notes payable and other securities sold under agreements to repurchase, approximate the fair values of the instruments due to the short term nature of such instruments.

11.     Income Taxes

          For the three months ended March 31, 2019, the Company met the qualifications to be taxed as a REIT under the Code for U.S. federal income tax purposes. As long as the Company qualifies as a REIT, the Company generally will not be subject to U.S. federal income taxes on its taxable income to the extent it annually distributes its net taxable income to stockholders, and does not engage in prohibited transactions. The Company intends to comply with all requirements to continue to qualify as a REIT.

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

          AOMR TRS will file separate tax returns and is fully taxed as a standalone U.S. C-corporation. The Company expects to retain its REIT status and will incur no REIT level taxation as it intends to comply with the REIT regulations and annual distribution requirements.

          Certain activities the Company performs may produce income that will not be qualifying income for REIT purposes. The Company has designated AOMR TRS to engage in these activities. The Company purchases and sells residential mortgage loans it intends to securitize through the secondary whole loan market and/or securitization market and has designated AOMR TRS to engage in these activities.

          There was no tax expense or taxes accrued for the three months ended March 31, 2019.

12.     Related Party Transactions

Mortgage Loan Purchases

          On October 1, 2018, the Company, entered into separate Mortgage Loan Purchase and Servicing Agreements with each of Angel Oak Home Loans, LLC, Angel Oak Prime Bridge, LLC and Angel Oak Mortgage Solutions, LLC (together "the Mortgage Companies") all of which are affiliated with the Manager. These agreements provide the framework for which the Company agrees to purchase from the Mortgage Companies certain fixed and adjustable-rate, residential, first lien mortgage loans and second lien mortgages, all of which are underwritten to predetermined guidelines.

          The residential mortgage loans are on residences located in various states with a concentration in California, Florida, Georgia and Texas. The purchase price of the loans is generally equal to the outstanding principal of the mortgage, adjusted by a premium or discount, depending on market conditions. As part of each agreement, the Company purchases the mortgage loans on a servicing released basis. The Company also has an agreement with Angel Oak Prime Bridge, LLC whereby the Company purchases the mortgage loans on a servicing retained basis. In accordance with the Manager's Inter-Affiliate Transaction Policy, various functional areas within the Manager, including a valuation sub-committee, risk management, legal and the independent members of the Board of Directors of the Company, regularly review the loan purchase activities between the Company and the Mortgage Companies. The following chart illustrates certain financial information pertaining to whole loan activity purchased from affiliates during the three months ended March 31, 2019.

Amount of Loans From Affiliates Purchased during the Period	Number of Loans Purchased From Affiliates in Period	Number of Loans Purchased from Affiliates Held at Period End
$59,543,094	174	40

Commercial Real Estate Loan Purchases

          The Company entered into separate Loan Purchase Agreements with each of Cherrywood Mortgage, LLC and Angel Oak Commercial Bridge, LLC, each of which is affiliated with the Manager. The agreements provide the framework for which the Company agrees to purchase from Cherrywood Mortgage, LLC and Angel Oak Commercial Bridge, LLC certain commercial real estate loans which are underwritten to predetermined guidelines.

          The purchase price of the loans is generally equal to the outstanding principal of the mortgage, adjusted by a premium or discount, depending on market conditions. In accordance with the Manager's Inter-Affiliate Transaction Policy, various functional areas within the Manager, including a valuation sub-committee, risk management, legal and the independent members of the Board of Directors of the

ANGEL OAK MORTGAGE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)

Company, regularly review the loan purchase activities between the Company and Cherrywood Mortgage, LLC and Angel Oak Commercial Bridge, LLC. The following chart illustrates certain financial information pertaining to commercial real estate loan activity purchased from affiliates during the period.

Amount of Loans Purchased From Affiliates During the Year	Number of Loans Purchased from Affiliates in Period	Number of Loans Purchased from Affiliates Held at Period End
$10,250,700	16	16

Management Fee

          As provided in the management agreement among the Company, Angel Oak Mortgage Fund, LP and the Manager (the "Management Agreement") the Company pays the Manager an aggregate, quarterly fixed management fee equal to the sum of 0.375% (1.5% per annum) of the total Actively Invested Capital of the Company (as defined in the Management Agreement). As of March 31, 2019, $185,718 in management fees were earned and accrued on the consolidated financial statements.

13.     Commitments and Contingencies

          The Company, from time to time, may be party to litigation relating to claims arising in the normal course of business. As of March 31, 2019 and December 31, 2018, the Company was not aware of any legal claims that could materially impact its financial condition. As of March 31, 2019 and December 31, 2018 the Company had no unfunded commitments.

          Until                          ,          (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Angel Oak Mortgage, Inc.

Common Stock

PROSPECTUS

Wells Fargo Securities

BofA Merrill Lynch

Morgan Stanley

UBS Investment Bank

                            ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

          The following table shows the fees and expenses to be paid by Angel Oak Capital Advisors, LLC in connection with the sale and distribution of the securities being registered hereby. All amounts set forth below are estimates, except the Securities and Exchange Commission ("SEC") registration fee, the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee and the New York Stock Exchange ("NYSE") listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 32.    Sales to Special Parties.

          None.

Item 33.    Recent Sales of Unregistered Securities.

          During the three years preceding the filing of this registration statement on Form S-11, we sold unregistered securities to a limited number of persons, as described below:

  •
  In connection with our formation and initial capitalization, on June 28, 2018, we issued 1,000 shares of our common stock, $0.01 par value per share, to Angel Oak Mortgage Fund, LP, for an aggregate purchase price of $10. Such issuance was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(2) thereof because the shares of our common stock were issued in a transaction that did not involve any public offering.

  •
  On January 25, 2019, in order to satisfy the 100-holder real estate investment trust ("REIT") requirement under the Internal Revenue Code of 1986, as amended (the "Code"), we issued 125 shares of our 12.0% Series A cumulative non-voting preferred stock, $0.01 par value per share (our "Series A preferred stock"), with a liquidation preference of $1,000 per share, to certain unaffiliated third parties at a price of $1,000 per share, for gross proceeds of $125,000. The placement agent for this offering was REIT Funding, LLC, an unaffiliated entity, which received a placement agent fee of $18,750 in connection with the placement. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof because the shares of our Series A preferred stock were issued in a transaction that did not involve any public offering.

          Concurrently with the completion of this offering, (1) our Manager will invest $              million to purchase             shares of our common stock and (2) certain members of senior management of Angel Oak will invest an aggregate of $              million to purchase             shares of our common stock, in each case in a separate private placement at a price per share equal to the initial public offering price per share of common stock in this offering (without the payment of any underwriting discounts and commissions and assuming an initial public offering price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus). The foregoing issuance will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof because the shares will be issued in a transaction not involving a public offering.

Item 34.    Indemnification of Directors and Officers.

          Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

          The Maryland General Corporation Law (the "MGCL") requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

  •
  was committed in bad faith; or

  •
  was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

          Under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

          In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking, which may be unsecured, by the director or officer or on the director's or officer's behalf to repay the amount paid if it is ultimately determined that the standard of conduct has not been met.

          Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification to:

  •
  any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity.

          Our charter also permits us, with the approval of our Board of Directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.

          In connection with the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements will provide that, if a director or executive officer is a party to, or witness in, or is threatened to be made a party to, or witness in, any proceeding by reason of his or her service as a director, officer, employee or agent of our company or as a director, officer, partner, member, manager, fiduciary, employee, agent or trustee of any other foreign or domestic corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

  •
  a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct necessary for indemnification; and

  •
  a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

          The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change in control of us.

          We expect to obtain an insurance policy under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of Proceeds from Stock Being Registered

          The consideration to be received by us from the securities registered hereunder will be credited to the appropriate capital share account.

Item 36.    Financial Statements and Exhibits

          (a)    Financial Statements.    See page F-1 for an index to the financial statements included in the registration statement.

          (b)    Exhibits.    The following exhibits are filed as part of this registration statement on Form S-11:

Exhibit Number		Description
1.1	#	Form of Underwriting Agreement

3.1	#	Form of Amended and Restated Charter of Angel Oak Mortgage, Inc.

3.2	#	Form of Amended and Restated Bylaws of Angel Oak Mortgage, Inc.

4.1	#	Specimen Common Stock Certificate of Angel Oak Mortgage, Inc.

5.1	#	Opinion of Venable LLP regarding the validity of the securities being registered

8.1	#	Opinion of Sidley Austin LLP with respect to tax matters

10.1	#	Form of Management Agreement between Angel Oak Mortgage, Inc. and Falcons I, LLC

10.2	#	Form of Purchase Agreement among Angel Oak Mortgage, Inc., Falcons I, LLC and the persons named therein with respect to the private placement

10.3	#	Form of Registration Rights Agreement among Angel Oak Mortgage, Inc., Falcons I, LLC and the persons named therein

10.4	#	Form of Registration Rights Agreement between Angel Oak Mortgage, Inc. and Falcons I, LLC

10.6	#	Form of Registration Rights Agreement among Angel Oak Mortgage, Inc. and the limited partners of Angel Oak Mortgage Fund, LP

10.7	#	Loan Purchase Agreement between Angel Oak Mortgage, Inc. and Angel Oak Commercial Bridge, LLC, dated September 10, 2018

10.8	#	Loan Purchase Agreement between Angel Oak Mortgage, Inc. and Cherrywood Mortgage, LLC, dated September 10, 2018

10.9	#	Mortgage Loan Purchase Agreement (Servicing Retained Mortgage Loans) between Angel Oak Mortgage Fund TRS and Angel Oak Prime Bridge, LLC, dated October 1, 2018

10.10	#	Mortgage Loan Purchase Agreement (Servicing Released Mortgage Loans) between Angel Oak Mortgage Fund TRS and Angel Oak Prime Bridge, LLC, dated October 1, 2018

10.11	#	Mortgage Loan Purchase Agreement, between Angel Oak Mortgage Fund TRS and Angel Oak Home Loans LLC, dated October 1, 2018

10.12	#	Mortgage Loan Purchase Agreement between Angel Oak Mortgage Fund TRS and Angel Oak Mortgage Solutions LLC, dated October 1, 2018

10.13	#†	Form of 20 Equity Incentive Plan of Angel Oak Mortgage, Inc.

10.14	#†	Form of Restricted Stock Award Agreement for directors, director nominees and executive officers

Exhibit Number		Description
10.15	#	Form of Indemnification Agreement between Angel Oak Mortgage, Inc. and each of its directors and executive officers

21.1	#	Subsidiaries of Angel Oak Mortgage, Inc.

23.1	#	Consent of Venable LLP (included in Exhibit 5.1)

23.2	#	Consent of Sidley Austin LLP (included in Exhibit 8.1)

23.3	#	Consent of KPMG LLP

24.1		Power of Attorney (included on the signature page to this registration statement)

99.1	#	Consent of to be named as a Director Nominee

99.2	#	Consent of to be named as a Director Nominee

99.3	#	Consent of to be named as a Director Nominee

99.4	#	Consent of to be named as a Director Nominee

#
To be filed by amendment.

†
Compensatory plan or arrangement.

Item 37.    Undertakings

          (a)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (b)     The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on                    , 2019.

ANGEL OAK MORTGAGE, INC.
By:
	Name:	Robert Williams
	Title:	Chief Executive Officer and President

          We, the undersigned officers and directors of Angel Oak Mortgage, Inc., hereby severally constitute and appoint Brandon Filson and Dory Black, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Robert Williams	Chief Executive Officer and President (Principal Executive Officer)	, 2019
Brandon Filson	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	, 2019
Michael Fierman	Chairman of the Board of Directors	, 2019
Christine Jurinich	Director	, 2019
Greg Kennedy	Director	, 2019